UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2024

IKENA ONCOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40287	81-1697316
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Ikena Oncology, Inc.
645 Summer Street, Suite 101, Boston, Massachusetts	02210
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (857) 273-8343

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	IKNA	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On December 23, 2024, Ikena Oncology, Inc., a Delaware corporation (“Ikena”), Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena (“Merger Sub I”), Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena (“Merger Sub II”), and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Inmagene”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Inmagene, pursuant to which Merger Sub I will cease to exist and will be struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”), with Inmagene surviving (the “Surviving Entity”) such merger as a direct, wholly owned subsidiary of Ikena (the “First Merger”), and immediately after the First Merger, the Surviving Entity will merge with and into Merger Sub II, pursuant to which Inmagene will cease to exist and will be struck off the Register of Companies by the Registrar of Companies, with Merger Sub II surviving such merger as a direct, wholly owned subsidiary of Ikena (the “Second Merger” and, collectively with the First Merger, as appropriate, the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended and that the Merger Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

Subject to the terms and conditions of the Merger Agreement, at the time at which the First Merger becomes effective (the “First Effective Time”), (a) any ordinary shares and preferred shares of Inmagene (each such share, an “Inmagene Share”) held as treasury shares immediately prior to the First Effective Time will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor, (b) each then-outstanding Inmagene Share will be converted into the right to receive a number of shares of Ikena Common Stock, par value $0.001 per share (“Ikena Common Stock”) calculated in accordance with the Merger Agreement (the “Exchange Ratio”) and (c) each then-outstanding option to purchase Inmagene Shares will be converted into an option to purchase Ikena Common Stock, subject to adjustment as set forth in the Merger Agreement. Under the Exchange Ratio formula in the Merger Agreement, following the closing of the First Merger (the “Closing”), on a pro forma basis and based upon the number of shares of Ikena Common Stock expected to be issued in the Merger and subject to certain other assumptions (including Ikena net cash of $100,000,000 as of Closing), the pre-Merger Inmagene equityholders will own approximately 55.6% of the combined company and the pre-Merger Ikena equityholders will own approximately 44.4% of the combined company, in each case, on a fully diluted basis using the treasury stock method. Under the Exchange Ratio formula in the Merger Agreement, following the closing of the PIPE Financing (as defined below), on a pro forma basis and based upon the number of shares of Ikena Common Stock expected to be issued in the Merger and subject to certain other assumptions, including Ikena assigned value of $120,000,000 and net cash target of $100,000,000 as of Closing and a PIPE Financing of approximately $75,000,000, the pre-Merger Inmagene equityholders will own approximately 43.5% of the combined company, the pre-Merger Ikena equityholders will own approximately 34.8% of the combined company, in each case of Inmagene and Ikena, on a fully diluted basis calculated using the treasury stock method, and the investors who are issued shares of Ikena Common Stock in the PIPE Financing will own approximately 21.7% of the combined company. Ikena’s valuation will be adjusted on a dollar for dollar basis to the extent that Ikena’s net cash at Closing is less than or greater than $100,000,000. In no event shall Ikena’s valuation exceed $122,000,000. If so, then prior to Closing, Ikena has the right to distribute the excess of the amount by which Ikena’s valuation exceeds $122,000,000 to stockholders of Ikena as of a record date prior to Closing.

For purposes of calculating the Exchange Ratio, (1) shares of Ikena Common Stock underlying Ikena stock options outstanding as of immediately prior to the First Effective Time with an exercise price that is less than $2.3647 (“Ikena In-the-Money Price”) (subject to certain adjustments) will be deemed to be outstanding, and (2) all Inmagene Shares underlying outstanding Inmagene options will be deemed to be outstanding.

At Closing, subject to the terms and conditions of the Merger Agreement, each unexpired and unexercised Ikena option will be accelerated in full. Each such Ikena option granted under the Ikena 2021 Stock Option and Incentive Plan will receive shares of Ikena Common Stock equal to the (a) product of (x) the aggregate number of shares of Ikena Common Stock underlying such Ikena option multiplied by (y) (i) amount by which the Ikena In-the-Money Price exceeds the exercise price on such options divided by (b) the Ikena In-the-Money Price (the “Option Value”). Each such Ikena option granted under the 2016 Stock Incentive Plan (each, a “2016 Ikena Option”) will remain outstanding pursuant to its terms, unless the holder of such 2016 Ikena Option enters into an agreement with Ikena to have their 2016 Ikena Option cancelled and extinguished as of the First Effective Time in exchange for the right to receive a number of shares of Ikena Common Stock equal to the Option Value.

In connection with the Merger, Ikena will seek the approval of its stockholders at a meeting of the Ikena stockholders (the “Ikena Stockholder Meeting”) to, among other things, (1) issue shares of Ikena Common Stock issuable in connection with the Merger under the rules of The Nasdaq Stock Market LLC (“Nasdaq”), (2) effect the change of control of Ikena resulting from the Merger pursuant to the Nasdaq rules, (3) if deemed necessary or appropriate or as otherwise required by law, amend its amended and restated certificate of incorporation to effect a reverse stock split of Ikena Common Stock, with the ratio to be mutually agreed to by Ikena and Inmagene ((1) through (3) collectively, the “Ikena Voting Proposals”) and (4) adopt the 2025 Equity Incentive Plan (as defined in the Merger Agreement) and 2025 Employee Stock Purchase Plan (as defined in the Merger Agreement).

Each of Ikena and Inmagene has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) using commercially reasonable efforts to obtain the requisite approval of its stockholders or shareholders (as applicable), (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and Closing, (4) Ikena using commercially reasonable efforts to maintain the existing listing of the Ikena Common Stock on Nasdaq and to cause the shares of Ikena Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to Closing, and (5) Ikena filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Ikena Common Stock to be issued in connection with the Merger (the “Registration Statement”).

Should the board of directors of Ikena make an Insight Board Adverse Recommendation Change (as defined in the Merger Agreement) as a result of a Superior Offer (as defined in the Merger Agreement), the board of directors of Ikena will remain obligated to hold the Ikena Stockholder Meeting (with respect to the Merger Agreement) and may not terminate the Merger Agreement prior to a vote in order to enter into an agreement with respect to a Superior Offer.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Ikena stockholders of the Ikena Voting Proposals, (2) approval by the requisite Inmagene shareholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (3) Nasdaq’s approval of the listing of the shares of Ikena Common Stock to be issued in connection with the Merger, (4) the effectiveness of the Registration Statement, (5) Ikena having a minimum of $95,000,000 in net cash if Closing occurs prior to May 1, 2025 and (6) the delivery of Lock-Up Agreements from certain stockholders of shareholders (as applicable) of the other party. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to applicable materiality qualifications, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of Closing.

The Merger Agreement contains certain termination rights of each of Ikena and Inmagene. Upon termination of the Merger Agreement under specified circumstances, Ikena may be required to pay Inmagene a termination fee of $5 million and/or reimburse Inmagene’s expenses up to a maximum of $1 million, and Inmagene may be required to pay Ikena a termination fee of $4.5 million and/or reimburse Ikena’s expenses up to a maximum of $1 million.

At the First Effective Time, the board of directors is expected to consist of seven members, three of whom will be designated by Inmagene, two of whom will be designated by Ikena, one of whom will be mutually agreed to by Inmagene and Ikena, and one of whom will be designated by the lead investor in the PIPE Financing.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1, to this Current Report on Form 8-K and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Inmagene or Ikena or to modify or supplement any factual disclosures about Ikena in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Inmagene, Ikena, Merger Sub I, and Merger Sub II made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Inmagene, Ikena or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Ikena Contingent Value Rights Agreement

Immediately prior to the First Effective Time, Ikena and a rights agent (“Rights Agent”) are expected to enter into a Contingent Value Rights Agreement (the “Ikena CVR Agreement”), pursuant to which Ikena stockholders of record as of the close of business on the last business day prior to the day on which the First Effective Time occurs will receive one contingent value right (each, an “Ikena CVR”) for each outstanding share of Ikena Common Stock held by such stockholder on such date.

Pursuant to the Ikena CVR Agreement, each Ikena CVR holder will be entitled to certain rights to receive (i) 100% of the net proceeds, if any, received by Ikena as a result of contingent payments (“Ikena CVR Payments”) made to Ikena, such as milestone, royalty or earnout payments, received under any disposition agreements related to Ikena’s pre-Merger assets (the “Ikena CVR Assets”) entered into prior to the Closing Date and (ii) 90% of the net proceeds, if any, received by Ikena as a result of Ikena CVR Payments received under any disposition agreement related to the Ikena CVR Assets, including but not limited to, IK-595, entered into after the Closing Date and prior to the first anniversary of Closing. Such proceeds will be subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Ikena or its affiliates, and losses incurred or reasonably expected to be incurred by Ikena or its affiliates due to a third-party proceeding in connection with a disposition and certain wind-down costs.

The Ikena CVR Payments, if any, will become payable to the Rights Agent for subsequent distribution to the Ikena CVR holders. In the event that no such proceeds are received during the CVR Term (as defined in the Ikena CVR Agreement), holders of the Ikena CVRs will not receive any payment pursuant to the Ikena CVR Agreement. There can be no assurance that any Ikena CVR holders will receive any Ikena CVR Payments.

The right to the contingent payments contemplated by the Ikena CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the Ikena CVR Agreement. The Ikena CVRs are not evidenced by a certificate or any other instrument and are not registered with SEC. The Ikena CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in Ikena or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the Ikena CVRs.

The foregoing summary of the Ikena CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Ikena CVR Agreement, which is filed herewith as Exhibit 10.1 and is incorporated by reference herein.

Inmagene Contingent Value Rights Agreement

Immediately prior to the First Effective Time, Ikena and the Rights Agent are expected to enter into a Contingent Value Rights Agreement (the “Inmagene CVR Agreement”), pursuant to which Inmagene shareholders of record as of the close of business on the last business day prior to the day on which the First Effective Time occurs will receive one contingent value right (each, an “Inmagene CVR”) for each outstanding Inmagene Share held by such shareholder on such date.

Pursuant to the Inmagene CVR Agreement, each Inmagene CVR holder will be entitled to certain rights to receive (i) 90% of the net proceeds, if any, received by Ikena as a result of contingent payments (“Inmagene CVR Payments”) made to Ikena, such as milestone, royalty or earnout payments, received under any disposition agreements related to the programs and projects controlled by Inmagene any time prior to the Closing Date (other than its anti-OX40 monoclonal antibody asset, IMG-007), as may be further developed by or on behalf of Ikena after the Closing (the “Inmagene CVR Assets”), entered into prior to the Closing and (ii) 100% of the net proceeds, if any, received by Ikena as a result of Inmagene CVR Payments received under any disposition agreements related to the Inmagene CVR Assets entered into after the Closing Date and prior to the first anniversary of Closing. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Ikena or its affiliates, and losses incurred or reasonably expected to be incurred by Ikena or its affiliates due to a third-party proceeding in connection with a disposition.

The Inmagene CVR Payments, if any, will become payable to the Rights Agent for subsequent distribution to the Inmagene CVR holders. In the event that no such proceeds are received during the CVR Term (as defined in the Inmagene CVR Agreement), holders of Inmagene CVRs will not receive any payment pursuant to the Inmagene CVR Agreement. There can be no assurance that any Inmagene CVR holders will receive any Inmagene CVR Payments.

The right to the contingent payments contemplated by the Inmagene CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the Inmagene CVR Agreement. The Inmagene CVRs are not evidenced by a certificate or any other instrument and are not registered with SEC. The Inmagene CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in Ikena or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the Inmagene CVRs.

The foregoing summary of the Inmagene CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Inmagene CVR Agreement, which is filed herewith as Exhibit 10.2 and is incorporated by reference herein.

Loan and Security Agreement

On December 23, 2024 (the “Effective Date”), Ikena entered into a Loan and Security Agreement (the “Loan Agreement”) with Inmagene, pursuant to which Ikena will lend to Inmagene up to $22.5 million, consisting of (i) an initial term loan of $7.5 million, which will be funded three (3) Business Days after December 23, 2024 and (ii) additional term loans in increments of $7.5 million, subject to certain drawdown conditions (collectively, the “Term Loan Advances”). The Term Loan Advances shall bear interest, on the outstanding daily balance thereof, at a rate equal to 6.0% per annum, and may be prepaid at any time without premium or penalty.

The Term Loan Advances shall be secured by certain Inmagene assets in respect of its anti-OX40 monoclonal antibody asset, IMG-007. If the Merger Agreement is terminated, the Term Loan Advances shall mature and the Loan Agreement shall terminate on the date that is 6 months following the termination of the Merger Agreement. Upon consummation of the Merger, all unpaid Term Loan Advances and accrued interest shall be automatically forgiven and the Loan Agreement shall terminate.

The Loan Agreement contains customary covenants that, among other things, restrict, subject to certain exceptions, the use of proceeds from the Term Loan Advances and the ability of Inmagene and its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, engage in acquisitions, mergers or consolidations, or pay dividends and make other restricted payments. The Loan Agreement also contains certain customary affirmative covenants and events of default. The occurrence and continuance of an event of default after the termination of the Merger Agreement will enable Ikena to accelerate the Term Loan Advances.

The foregoing summary of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, which is filed herewith as Exhibit 10.3 and is incorporated by reference herein.

Support Agreements and Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (i) executive officers, directors, and certain shareholders of Inmagene (solely in their respective capacities as shareholders of Inmagene) have entered into support agreements with Ikena and Inmagene to vote all of their Inmagene Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposals (the

“Inmagene Support Agreements”) and (ii) executive officers, directors, and certain stockholders of Ikena have entered into support agreements with Ikena and Inmagene to vote all of their shares of Ikena Common Stock in favor of the Ikena Voting Proposals and against any alternative acquisition proposals (the “Ikena Stockholder Support Agreements,” and, together with Inmagene Support Agreements, the “Support Agreements”). The Support Agreements shall terminate if the Merger Agreement is terminated or if the board of directors or any committee of the board of directors of either Ikena or Inmagene withholds, amends, withdraws or modifies its recommendation in a manner adverse to the other party in accordance with the terms of the Merger Agreement.

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and shareholders of Inmagene have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they have agreed not to transfer their shares of Ikena Common Stock (other than shares purchased in the PIPE Financing) for the 180-day period following the Closing. Concurrently with the Closing, certain directors of Ikena who are continuing in such capacity and stockholders affiliated with them will enter into Lock-Up Agreements pursuant to which, subject to specified exceptions, they will agree not to transfer their shares of Ikena Common Stock for the 180-day period following the Closing.

The preceding summaries of the Support Agreements and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Inmagene Support Agreement, the form of Ikena Support Agreement and the form of Lock-Up Agreement, which are filed as Exhibits 10.4, 10.5, and 10.6, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

PIPE Financing

On December 23, 2024, Ikena entered into a subscription agreement (the “Subscription Agreement”) with certain accredited investors (the “Investors”). Pursuant to the Subscription Agreement, and subject to the terms and conditions therein, immediately following the Second Effective Time, Ikena will consummate a private placement through the sale and issuance of shares of Ikena Common Stock for an aggregate purchase price of $75,000,000 (the “PIPE Financing”). The PIPE Financing is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering.

At the closing of the PIPE Financing, in connection with the Subscription Agreement, Ikena has agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors providing for the registration under the Securities Act of resales of the shares of Ikena Common Stock sold in the PIPE Financing. The consummation of the PIPE Financing is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement and in the Subscription Agreement.

The foregoing descriptions of the Subscription Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement, as well as the Registration Rights Agreement included as Exhibit A to the Subscription Agreement, which is filed as Exhibit 10.7 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

To the extent required by this Item, the information set forth in Item 1.01 is incorporated by reference into this Item 3.02.

Item 5.01.	Changes in Control of Registrant.

To the extent required by this Item, the information included in Item 1.01 is incorporated by reference into this Item 5.01.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

To the extent required by this Item, the information included in Item 1.01 is incorporated by reference into this Item 5.02.

Item 7.01.	Regulation FD Disclosure.

On December 23, 2024, Ikena and Inmagene issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference, except that the information contained on or accessible through the websites referenced in the press release is not incorporated herein by reference.

Furnished as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation that will be used by Ikena and Inmagene in connection with the Merger.

The information in this Item 7.01, including Exhibits 99.1 and 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; Ikena’s cash position at December 31, 2023 and for subsequent periods; the combined company’s listing on Nasdaq after Closing; expectations regarding the ownership structure of the combined company; the anticipated timing of Closing; the expected executive officers and directors of the combined company; expectations regarding the structure, timing and completion of the PIPE Financing, including investment amounts from investors, timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at Closing and the combined company’s expected cash runway following the Merger and the PIPE Financing; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates or platform technologies of the combined company; the executive and board structure of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the potential to receive proceeds pursuant to the Ikena CVR Agreement or the Inmagene CVR Agreement; and other statements that are not historical fact. All statements other than statements of historical fact contained in this Current Report on Form 8-K are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Ikena, Inmagene or the proposed transactions herein will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ikena’s control. Ikena’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to Closing are not satisfied, including the failure to timely obtain shareholder or stockholder (as applicable) approval for the Merger Agreement and the transactions contemplated thereby, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Ikena and Inmagene to consummate the proposed Merger; (iii) risks related to Ikena’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending Closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the Exchange Ratio, Ikena stockholders and Inmagene shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Ikena Common Stock relative to the value suggested by the Exchange Ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Inmagene’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; (xiv) risks associated with Ikena’s financial close process, (xv) the risk that the PIPE Financing is not consummated; (xvi) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement and any agreements entered into in connection therewith; and (xvii) the possibility that Ikena CVR holders and Inmagene CVR holders may never receive any proceeds pursuant to the Ikena CVR Agreement and Inmagene CVR Agreement. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Ikena’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC, and in other filings that Ikena makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Ikena expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This Current Report on Form 8-K does not purport to summarize all of the conditions, risks and other attributes of an investment in Ikena or Inmagene.

Participants in the Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith relate to the proposed merger transaction involving Ikena and Inmagene and may be deemed to be solicitation material in respect of the proposed Merger. In connection with the proposed Merger, Ikena will file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This Current Report on Form 8-K is not a substitute for the Form S-4, the Proxy Statement or for any other document that Ikena may file with the SEC and or send to Ikena’s shareholders in connection with the proposed Merger. Ikena, Inmagene, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Ikena’s stockholders with respect to the proposed Merger under the rules of the SEC. Information about the directors and executive officers of Ikena is set forth in its Schedule 14A, which was filed with the SEC on April 26, 2024, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described below. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IKENA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IKENA, THE PROPOSED MERGER AND RELATED MATTERS.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed Merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Ikena with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Ikena with the SEC will also be available free of charge on Ikena’s website at www.ikenaoncology.com, or by contacting Ikena’s Investor Relations at rcohen@ikenaoncology.com.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of December 23, 2024, by and among Ikena, Insight Merger Sub I, Insight Merger Sub II, and Inmagene

10.1*	Form of Ikena CVR Agreement

10.2*	Form of Inmagene CVR Agreement

10.3*	Loan and Security Agreement, dated as of December 23, 2024, by and between Ikena and Inmagene

10.4	Form of Inmagene Support Agreement

10.5	Form of Ikena Support Agreement

10.6	Form of Lock-Up Agreement

10.7*	Subscription Agreement, dated as of December 23, 2024, by and among Ikena and certain parties thereto

99.1	Joint Press Release, issued on December 23, 2024

99.2	Investor Presentation, dated November 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) or 601(b)(2) of Regulation S-K, as applicable. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ikena Oncology, Inc.

Date: December 23, 2024	By:	/s/ Mark Manfredi
	Name:	Mark Manfredi, Ph.D.
	Title:	President and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

IKENA ONCOLOGY, INC.;

INSIGHT MERGER SUB I;

INSIGHT MERGER SUB II; and

INMAGENE BIOPHARMACEUTICALS

Dated as of December 23, 2024

Exhibit 2.1

i

Exhibit 2.1

4.1	Due Organization; Subsidiaries	49
4.2	Organizational Documents	49
4.3	Authority; Binding Nature of Agreement	49
4.4	Vote Required	50
4.5	Non-Contravention; Consents	50
4.6	Capitalization	51
4.7	SEC Filings; Financial Statements	52
4.8	Absence of Changes	54
4.9	Absence of Undisclosed Liabilities	55
4.10	Title to Assets	55
4.11	Real Property; Leasehold	55
4.12	Intellectual Property	55
4.13	Agreements, Contracts and Commitments	56
4.14	Compliance; Permits; Restrictions	58
4.15	Legal Proceedings; Orders	59
4.16	Tax Matters	59
4.17	Employee and Labor Matters; Benefit Plans	60
4.18	Environmental Matters	63
4.19	Insurance	64
4.20	Transactions with Affiliates	64
4.21	Subscription Agreement	64
4.22	No Financial Advisors	64
4.23	Valid Issuance	64
4.24	Privacy and Data Security	64
4.25	Anti-Corruption	65
4.26	Sanctions Law	65
4.27	Opinion of Financial Advisor	66
4.28	No Other Representations or Warranties	66

Section 5.	Certain Covenants of the Parties	66

5.1	Operation of Insight’s Business	66
5.2	Operation of the Company’s Business	69
5.3	Access and Investigation	71
5.4	No Solicitation	71
5.5	Notification of Certain Matters	73

Section 6.	Additional Agreements of the Parties	73

6.1	Registration Statement; Proxy Statement	73
6.2	Company Shareholder	75
6.3	Insight Stockholder Meeting; No Change of Recommendation	77
6.4	Efforts; Regulatory Approvals	79
6.5	Treatment of Company Options	80
6.6	Treatment of Insight Options	81
6.7	Employee Benefits	81
6.8	Indemnification of Officers and Directors	81
6.9	Disclosure	83
6.10	Listing	83
6.11	Transaction Litigation	83
6.12	Tax Matters	84
6.13	Directors and Officers	85
6.14	Termination of Certain Agreements and Rights	85

Exhibit 2.1

6.15	Section 16 Matters	85
6.16	Allocation Certificate and Insight Outstanding Shares Certificate	85
6.17	Legends	85
6.18	Reverse Stock Split	86
6.19	Lock-Up Agreements	86
6.20	Insight SEC Documents	86
6.21	Insight Vote	86
6.22	2025 Plans	86

Section 7.	Conditions Precedent to Obligations of Each Party	86

7.1	Effectiveness of Registration Statement	87
7.2	No Restraints	87
7.3	Shareholder Approval	87
7.4	Nasdaq Listing	87
7.5	Effectiveness of Subscription Agreement.	87

Section 8.	Additional Conditions Precedent to Obligations of Insight and Merger Sub	87

8.1	Accuracy of Representations	87
8.2	Performance of Covenants	88
8.3	Closing Certificate	88
8.4	No Company Material Adverse Effect	88
8.5	Company Lock-Up Agreements	88
8.6	Termination of Investor Agreements	88

Section 9.	Additional Conditions Precedent to Obligation of the Company	88

9.1	Accuracy of Representations	88
9.2	Performance of Covenants	88
9.3	Documents	88
9.4	No Insight Material Adverse Effect	89
9.5	Insight Lock-Up Agreements	89
9.6	Minimum Cash	89

Section 10.	Termination	89

10.1	Termination	89
10.2	Effect of Termination	91
10.3	Expenses; Termination Fees	91

Section 11.	Miscellaneous Provisions	92

11.1	Non-Survival of Representations and Warranties	93
11.2	Amendment	93
11.3	Waiver	93
11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	93
11.5	Applicable Law; Jurisdiction	93
11.6	Assignability	94
11.7	Notices	94
11.8	Cooperation	95
11.9	Severability	95
11.10	Other Remedies; Specific Performance	95
11.11	No Third-Party Beneficiaries	96
11.12	Representation	96

Exhibit 2.1

Exhibits:

Exhibit A	Form of Insight Stockholder Support Agreement

Exhibit B	Form of Company Support Agreement

Exhibit C	Form of Lock-Up Agreement

Exhibit D	Form of Subscription Agreement

Exhibit E	Form of Loan Agreement

Exhibit F	Form of Insight CVR Agreement

Exhibit G	Form of Company CVR Agreement

Exhibit H	Form of 2025 Equity Incentive Plan

Exhibit I	Form of 2025 Employee Stock Purchase Plan

Exhibit J	Form of First Plan of Merger

Exhibit K	Form of Second Plan of Merger

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 23, 2024, by and among IKENA ONCOLOGY, INC., a Delaware corporation (“Insight”), INSIGHT MERGER SUB I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight (“Merger Sub I”), INSIGHT MERGER SUB II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight (“Merger Sub II” and, collectively with Merger Sub I, “Merger Subs”), and INMAGENE BIOPHARMACEUTICALS, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Insight, Merger Sub I and the Company intend to effect a merger of Merger Sub I with and into the Company, pursuant to which Merger Sub I will cease to exist and will be struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”), with the Company surviving such merger as a direct, wholly owned subsidiary of Insight (the “First Merger”), and as part of the same overall transaction, immediately after the First Merger, the First Surviving Company (as defined below) will merge with and into Merger Sub II, pursuant to which the First Surviving Company will cease to exist and will be struck off the Register of Companies by the Registrar of Companies, with Merger Sub II surviving such merger as a direct, wholly owned subsidiary of Insight (the “Second Merger” and, collectively with the First Merger, as appropriate, the “Merger”), in each case, in accordance with this Agreement, the First Plan of Merger or Second Plan of Merger, as applicable, and the Companies Act (As Revised) of the Cayman Islands (the “CICA”).

B. Each of the Parties, and any Affiliate thereof, intend that the First Merger and the Second Merger, taken together, will constitute an integrated transaction that qualifies as a tax free “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (the “Intended Tax Treatment”).

C. The Insight Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Insight and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Insight Common Stock to the shareholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Insight vote to approve the Insight Stockholder Matters and such other actions as contemplated by this Agreement.

D. The Merger Sub I Board has (i) determined that the Contemplated Transactions are fair to and in the commercial interests of Merger Sub I, (ii) approved and declared advisable this Agreement, the First Plan of Merger (as defined below) and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole shareholder of Merger Sub I vote to approve the First Merger, adopt this Agreement and the First Plan of Merger and thereby approve the Contemplated Transactions.

E. The Merger Sub II Board has (i) determined that the Contemplated Transactions are fair to and in the commercial interests of Merger Sub II, (ii) approved and declared advisable this Agreement, the Second Plan of Merger (as defined below) and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole shareholder of Merger Sub II vote to approve the Second Merger, adopt this Agreement and the Second Plan of Merger and thereby approve the Contemplated Transactions.

1

Exhibit 2.1

F. The Company Board has (i) determined that the Contemplated Transactions are fair to and in the commercial interests of the Company, (ii) approved and declared advisable this Agreement, the First Plan of Merger and Second Plan of Merger and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of the Company vote to approve the Merger adopt this Agreement and the First Plan of Merger and Second Plan of Merger and thereby approve the Contemplated Transactions.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Insight (solely in their capacity as stockholders of Insight) and the other stockholders of Insight listed on Section A of the written disclosure schedule delivered by Insight to the Company (the “Insight Disclosure Schedule”) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A (the “Insight Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Insight in favor of the Insight Stockholder Matters and such other actions as contemplated therein.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Insight’s willingness to enter into this Agreement, the officers and directors of the Company (solely in their capacity as shareholders of the Company) and other shareholders (together with their Affiliates) of the Company listed on Section A of the written disclosure schedule delivered by the Company to Insight (the “Company Disclosure Schedule”) are executing support agreements in favor of Insight in substantially the form attached hereto as Exhibit B (the “Company Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their Company Shares in favor of the Contemplated Transactions.

I. Prior to or concurrently with the closing of the Merger and as a condition and inducement to Insight’s willingness to enter into this Agreement, the officers, directors and 5% or greater shareholders (together with their Affiliates) of the Company listed on Section A of the Company Disclosure Schedule will be executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Company Lock-Up Agreements”).

J. Concurrently with the closing of the Merger and as a condition and inducement to the Company’s willingness to enter into this Agreement, those directors of Insight that will be continuing following the Closing (together with their Affiliates) will be executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Insight Lock-Up Agreements”).

K. Contemporaneously with the execution and delivery of this Agreement, certain investors have executed the Subscription Agreement in substantially the form attached hereto as Exhibit D, pursuant to which such investors will, subject to the terms and conditions set forth therein, subscribe and purchase a number of shares of Insight Common Stock immediately following the Second Effective Time in connection with the Concurrent Financing.

L. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, Insight and the Company have entered into the Loan and Security Agreement in substantially the form attached hereto as Exhibit E (the “Loan Agreement”), pursuant to which Insight will provide certain bridge financing to the Company.

2

Exhibit 2.1

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

(a) For purposes of the Agreement (including this Section 1):

“2025 Equity Incentive Plan” means an equity incentive plan of Insight in substantially the form attached hereto as Exhibit H, reserving for issuance a number of shares of Insight Common Stock to be mutually agreed upon by the Company and Insight (such agreement not to be unreasonably withheld, conditioned or delayed by either party).

“2025 ESPP” means an “employee stock purchase plan” of Insight in substantially the form attached hereto as Exhibit I, reserving for issuance a number of shares of Insight Common Stock to be mutually agreed upon by the Company and Insight (such agreement not to be unreasonably withheld, conditioned or delayed by either party).

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Insight relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Insight, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Insight or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving (other than an Insight Legacy Transaction, in the case of Insight or a Company Legacy Transaction, in the case of the Company, and the Concurrent Financing):

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

3

Exhibit 2.1

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole, other than the sale, divestiture and/or winding down of the Insight Legacy Business or the sale, license or other disposition of any or all of the Insight Legacy Assets by Insight.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Allocation Certificate” shall have the meaning set forth in Section 6.16(a).

“Anti-Corruption Laws” means (i) the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 and all other applicable Laws of similar effect, and the related rules, regulations and published interpretations thereunder, (ii) all applicable anti-money laundering laws, and the related rules, regulations and published interpretations thereunder, and (iii) all applicable anti-terrorism financing laws, and the related rules, regulations and published interpretations thereunder.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Insight and the Company at least fifteen (15) days prior to the Insight Stockholder Meeting (the “Determination Date”).

“Business Day” means any day other than a day on which banks in the State of New York or in the Cayman Islands are authorized or obligated to be closed.

“Cash” means the aggregate amount of Insight unrestricted cash.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA, and as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, Contingent Worker, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Charter” shall mean the Company’s Fourth Amended and Restated Memorandum and Articles of Association adopted by special resolution on March 8, 2021 and in effect immediately prior to the First Effective Time.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has acquired or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries sponsors, maintains, administers, or contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through, or may reasonably be expected to have any Liability under or to such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

4

Exhibit 2.1

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.6(a), 3.6(c), 3.6(e) and 3.20.

“Company Intervening Event” means any material Effect or material change in circumstances with respect to the Company that (a) was not known or reasonably foreseeable to the Company Board as of the date of this Agreement (or if known to the Company Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, shall constitute a “Company Intervening Event”: (i) any inquiry with respect to a business combination or acquisition opportunity, (ii) any Effect resulting from a breach of this Agreement by the Company or (iii) the fact, in and of itself, that the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (iii) shall not prevent or otherwise affect consideration of any such development or change that causes the Company meeting or exceeding such metrics from being taken into account in determining whether a Company Intervening Event has occurred).

“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any instrument or agreement governing, related to or pertaining to any Company IP Rights.

“Company Legacy Assets” means all assets, technology and Intellectual Property of the Company as they existed at any time prior to the date of this Agreement that are primarily used in or primarily related to any of the Company’s programs or projects other than IMG-007.

“Company Legacy Transaction” shall have the meaning set forth in Section 5.2(c).

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in U.S. GAAP or applicable Law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or (g) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

5

Exhibit 2.1

“Company Options” means all issued and outstanding options to purchase Company Ordinary Shares (whether or not vested) held by any Person.

“Company Ordinary Shares” means the ordinary shares, par value of $0.00005 per share, in the capital of the Company, each carrying the rights as set out in the Company Charter.

“Company Registered IP” means all Company IP Rights that are owned or licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing, but excluding (a) any non-customized software that (i) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (ii) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (b) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents, products or other materials or services, in each case under consulting agreements, material transfer agreements, laboratory services agreements, vendor agreements, clinical trial related agreements, or supply agreements.

“Company Series A Preferred Shares” means the series A convertible redeemable participating preferred shares, par value of $0.00005 per share, in the capital of the Company, each carrying the rights, preferences and privileges as set out in the Company Charter.

“Company Series B Preferred Shares” means the series B convertible redeemable participating preferred shares, par value of $0.00005 per share, in the capital of the Company, each carrying the rights, preferences and privileges as set out in the Company Charter.

“Company Series C-1 Preferred Shares” means the series C-1 convertible redeemable participating preferred shares, par value of $0.00005 per share, in the capital of the Company, each carrying the rights, preferences and privileges as set out in the Company Charter.

“Company Series C-2 Preferred Shares” means the series C-2 convertible redeemable participating preferred shares, par value of $0.00005 per share, of the Company, each carrying the rights, preferences and privileges as set out in the Company Charter.

“Company Series Seed Preferred Shares” means the series Seed convertible redeemable participating preferred shares, par value of $0.00005 per share, of the Company, each carrying the rights, preferences and privileges as set out in the Company Charter.

“Company Shares” means the Company Ordinary Shares, the Company Series Seed Preferred Shares, the Company Series A Preferred Shares, the Company Series B Preferred Shares, the Company Series C-1 Preferred Shares and the Company Series C-2 Preferred Shares.

“Company Support Agreements” shall have the meaning set forth in the recitals.

“Company Triggering Event” shall be deemed to have occurred: (a) upon any Company Board Adverse Recommendation Change (as defined below) or if the Company Board approved, endorsed or recommended any Acquisition Proposal, (b) if the Company shall have entered into any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (c) upon willful and material breach of the Company’s obligations set forth in Section 5.4.

6

Exhibit 2.1

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2024 provided to Insight prior to the date of the Agreement.

“Concurrent Financing” means the purchase by certain investors of shares of Insight Common Stock in a private placement or placements, to be consummated immediately following the Second Effective Time.

“Confidentiality Agreement” means the Confidentiality Agreement dated August 29, 2024, between the Company and Insight.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Concurrent Financing, the Reverse Stock Split (if applicable) and the adoption of the 2025 Equity Incentive Plan and the 2025 ESPP.

“Contingent Worker” shall mean any individual independent contractor, consultant, temporary employee, leased employee, or other contingent worker.

“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature, in each case as amended, to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Determination Date” shall have the meaning set forth in the definition of “Anticipated Closing Date.”

“Dissenter’s Rights” has the meaning set forth in Section 2.9(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, equity incentive plans, stock purchase plans, bonus (including annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

7

Exhibit 2.1

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” means an exchange agent to be mutually agreed between Insight and the Company at least fifteen (15) days prior to the Insight Stockholder Meeting.

“Exchange Ratio” means, subject to Section 2.5(f), the following ratio (rounded to six decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Insight Valuation.

•	“Company Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

•	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Insight Shares by (ii) the Company Allocation Percentage.

•

“Company Outstanding Shares” means the total number of Company Ordinary Shares outstanding immediately prior to the First Effective Time expressed on a fully diluted and as-converted to Company Ordinary Shares basis, and assuming, without limitation or duplication, the issuance of Company Ordinary Shares in respect of all Company Options, or other rights to receive such shares that will be outstanding immediately after the First Effective Time, calculated using the treasury stock method. For clarity, no shares to be issued in connection with the Concurrent Financing shall be included in the Company Outstanding Shares.

•	“Company Valuation” means $150,000,000.

•	“Insight Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Insight Valuation by (ii) the Aggregate Valuation.

8

Exhibit 2.1

•

“Insight Outstanding Shares” means, the total number of shares of Insight Common Stock outstanding immediately prior to the First Effective Time expressed on a fully diluted and as-converted to Insight Common Stock basis, and assuming, without limitation or duplication, the issuance of shares of Insight Common Stock in respect of all Insight Options or other rights to receive such shares with an exercise price that is less than the Insight In-the-Money Price, calculated using the treasury stock method (and for the avoidance of doubt, “as-converted basis” as used above shall refer to the shares to be issued in accordance with Section 6.6). For clarity, no shares issued in connection with the Concurrent Financing shall be included in the Insight Outstanding Shares.

•

“Insight Valuation” means the sum of (i) $120,000,000, minus (ii) the amount (if any) by which Insight’s Net Cash is less than Target Net Cash, plus (iii) the amount (if any) by which Insight’s Net Cash exceeds Target Net Cash; provided, that in no event shall the Insight Valuation exceed $122,000,000. To the extent that, following the final determination of Net Cash, the amount of the Insight Valuation exceeds $122,000,000, then prior to the Closing, Insight has the right to distribute the excess of the amount by which the Insight Valuation exceeds $122,000,000 to stockholders of Insight as of a record date prior to the Closing (the “Excess Dividend”).

•	“Post-Closing Insight Shares” mean the quotient determined by dividing (i) the Insight Outstanding Shares by (ii) the Insight Allocation Percentage.

•	“Target Net Cash” means $100,000,000.

Set forth on Section 1.1 of the Insight Disclosure Schedule is an illustrative example of Exchange Ratio calculations.

“Exclusivity Agreement” means the letter agreement dated October 8, 2024, between the Company and Insight, as amended by that certain letter agreement dated November 9, 2024.

“Federal Health Care Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, and state healthcare programs (as defined therein).

“First Merger Articles” has the meaning set forth in Section 2.4(a)(i).

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, supra-national, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, board, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, judicial body, arbitral body (whether public or private) or other tribunal, and for the avoidance of doubt, any Tax authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

9

Exhibit 2.1

“Health Care Laws” means all applicable Laws and implementing regulations pertaining to U.S. health care regulatory matters to the extent applicable, including as amended from time to time, any such Law pertaining to: (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. §262 et seq.) and the regulations promulgated thereunder, (b) any Federal Health Care Program, including those pertaining to providers of goods or services that are paid for by any Federal Health Care Program, including, the False Claims Act, as amended (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the Federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58), the federal Stark Law (42 U.S.C. § 1395nn), the federal False Statements Statute (42 U.S.C. § 1320a-7b(a)), the Exclusion Law (42 U.S.C. § 1320a-7), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§3801-3812), HIPAA (as defined below), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and 1320a-7b), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), (c) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), the Medicare and Medicaid Program Integrity Provisions (42 U.S.C. §1320a-7k(d)), (d) any and all applicable Laws pertaining to pharmaceutical, biological and medical device products, (e) any and all other applicable comparable state Laws, and (f) all regulations promulgated pursuant to the foregoing, each of (a) through (f) as amended or modified from time to time.

“HIPAA” means the following, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, and any and all rules or regulations promulgated from time to time thereunder: (i) the Health Insurance Portability and Accountability Act of 1996; and (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009).

“IMG-007” means the Company’s anti-OX40 monoclonal antibody asset, IMG-007.

“Insight Associate” means any current or former employee, Contingent Worker, officer or director of Insight or any of its Subsidiaries.

“Insight Board” means the board of directors of Insight.

“Insight Common Stock” means the common stock, $0.001 par value per share, of Insight.

“Insight Contract” means any Contract: (a) to which Insight or any of its Subsidiaries is a party, (b) by which Insight or any of its Subsidiaries is or may become bound or under which Insight or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which Insight or any of its Subsidiaries has acquired or may acquire any right or interest.

“Insight Employee Plan” means any Employee Plan that Insight or any of its Subsidiaries sponsors, maintains, administers, or contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through, or may reasonably be excepted to have any Liability under or to such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of Insight or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Insight Fundamental Representations” means the representations and warranties of Insight and Merger Subs set forth in Sections 4.1, 4.3, 4.4, 4.6(a), 4.6(b), 4.6(d) and 4.22.

10

Exhibit 2.1

“Insight Intervening Event” means any material Effect or material change in circumstances with respect to Insight that (a) was not known or reasonably foreseeable to the Insight Board as of the date of this Agreement (or if known to the Insight Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Insight Board as of the date of this Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, shall constitute a “Insight Intervening Event”: (i) inquiry with respect to a business combination or acquisition or any business combination or acquisition opportunity, (ii) any Effect resulting from a breach of this Agreement by Insight, (iii) the fact, in and of itself, that Insight exceeds any internal or published projections, estimates or expectations of Insight’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (iii) shall not prevent or otherwise affect consideration of any such development or change that causes Insight meeting or exceeding such metrics from being taken into account in determining whether an Insight Intervening Event has occurred), or (iv) any changes after the date of this Agreement in the market price or trading volume of the shares of Insight Common Stock (provided that the exception in this clause (iv) shall not prevent or otherwise affect consideration of any such development or change that causes such change in market price or trading value from being taken into account in determining whether an Insight Intervening Event has occurred).

“Insight In-the-Money Price” means $2.3647.

“Insight IP Rights” means all Intellectual Property owned, licensed or controlled by Insight that is necessary for the operation of the business of Insight as presently conducted.

“Insight Legacy Assets” means all assets, technology and Intellectual Property of Insight as they existed at any time prior to the date of this Agreement that are primarily used in or primarily related to (a) Insight’s targeted oncology programs, IK-930 and IK-595, (b) Insight’s kynurenine degrading enzyme program, IK-412, (c) Insight’s antibody assets PY314, PY159, and PY265, and (d) Insight’s aryl hydrocarbon receptor antagonist program, IK-175.

“Insight Legacy Business” means the business of Insight as conducted immediately prior to the date of this Agreement.

“Insight Legacy Proceeds” means the aggregate value of any cash consideration (a) received by Insight for all Insight Legacy Transactions prior to the First Effective Time or (b) held in escrow in respect of any Insight Legacy Transaction and payable to Insight as of the First Effective Time solely to the extent such escrow will be released subject only to the consummation of the Merger, plus the value of any obligations of Insight assumed by a third party in any such Insight Legacy Transaction that have been deducted from Net Cash, minus the value of any cash payment or contractual obligations or Liabilities of Insight incurred as a result of such Insight Legacy Transactions (including Taxes accrued or payable by Insight that are attributable to such Insight Legacy Transactions), minus the value of any Liabilities of the Insight Legacy Business retained by Insight in any such Insight Legacy Transactions.

“Insight Legacy Transaction” shall have the meaning set forth in Section 5.1(c).

“Insight Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Insight Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Insight; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Insight Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Insight Common Stock

11

Exhibit 2.1

(it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Insight Common Stock may be taken into account in determining whether an Insight Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Insight that is required to comply with the terms of the Agreement, (d) the sale or winding down of the Insight Legacy Business and Insight’s operations, and the sale, license or other disposition of the Insight Legacy Assets, (e) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (f) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (g) any change in U.S. GAAP or applicable Law or the interpretation thereof or (h) general economic or political conditions or conditions generally affecting the industries in which Insight operates; except, in each case with respect to clauses (e), (f), (g) and (h), to the extent disproportionately affecting Insight relative to other similarly situated companies in the industries in which Insight operates.

“Insight Options” means options or other rights to purchase shares of Insight Common Stock (whether or not vested) held by any Person.

“Insight Registered IP” means all Insight IP Rights that are owned or licensed to Insight that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing, but excluding (a) any non-customized software that (i) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (ii) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Insight’s or any of its Subsidiaries’ products or services and (b) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents, products or other materials or services, in each case under consulting agreements, material transfer agreements, laboratory services agreements, vendor agreements, clinical trial related agreements, or supply agreements.

“Insight Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Insight Transaction Payroll Taxes” means the employer portion of any payroll, employment or similar Taxes incurred in connection with the transactions described in Section 6.6 of this Agreement.

“Insight Triggering Event” shall be deemed to have occurred: (a) upon any Insight Board Adverse Recommendation Change or if the Insight Board approved, endorsed or recommended any Acquisition Proposal, (b) if Insight shall have entered into any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (c) upon willful and material breach of Insight’s obligations set forth in Section 5.4.

“Insight Unaudited Interim Balance Sheet” means the unaudited balance sheet of Insight as of September 30, 2024, included in Insight’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, as filed with the SEC.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.

12

Exhibit 2.1

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Insight, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer, the Chief Financial Officer, the Vice President, Finance and Administration, or other similar executive officers, as applicable, of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact, or that such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to matters involving Intellectual Property rights, Knowledge requires consultation with external intellectual property counsel but does not require that such Persons conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any intellectual property clearance searches, and no knowledge of any third party intellectual property that would have been revealed by such inquiries, opinions or searches will be imputed to such Persons.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, decision, act, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub I Board” means the board of directors of Merger Sub I.

“Merger Sub I Written Resolution” means a unanimous written resolution of Insight, as Merger Sub I’s sole shareholder, to approve the Merger, the First Plan of Merger and the Contemplated Transactions.

“Merger Sub II Board” means the board of directors of Merger Sub II.

“Merger Sub II Written Resolution” means a unanimous written resolution of Insight, as Merger Sub II’s sole shareholder, to approve the Merger, the Second Plan of Merger and the Contemplated Transactions.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) of ERISA.

13

Exhibit 2.1

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market.

“Net Cash” means as of the Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined (and in event consistent with U.S. GAAP) and in accordance with Insight’s audited financial statements and unaudited interim balance sheet (without duplication), (i) Insight’s and its subsidiaries’ Cash, cash equivalents, restricted cash and marketable securities; provided, that if the Determination Date is on or after May 1, 2025, the Determination Date, solely for purposes of this clause (i), shall be April 30, 2025, plus (ii) accounts, interest and other receivables and deposits (including any Tax refund claims pending as of the date of this Agreement), plus (iii) any Cash or cash equivalents drawn from under the Loan Agreement and interest accrued with respect thereto, minus (iv) all of Insight’s Transaction Costs that are unpaid as of the Determination Time, minus (v) all accounts payable and expenses accrued under U.S. GAAP (other than accrued expenses which are included in Insight’s Transaction Costs), including any such accounts payable (other than as set forth on Section 1.1-A of the Insight Disclosure Schedule) or expenses accrued under U.S. GAAP associated with the termination of any Insight Contracts which were in effect prior to the First Effective Time (even if the applicable expenses are due and payable after the First Effective Time), less any prepaid amounts available to reduce such payments, minus (vi) amounts attributable to future payments under Insight Contracts which will be payable after the First Effective Time, minus (vii) all payables or obligations required by U.S. GAAP to be on Insight’s balance sheet related to Insight’s lease obligations (net of payments to be received by Insight relating to the property subject to such lease obligation under the sublease agreements listed on Section 4.11 of the Insight Disclosure Schedule), minus (viii) all unpaid short and long-term Liabilities accrued under U.S. GAAP by Insight prior to the First Effective Time or relating to the winding down of Insight’s prior research and development activities, including with respect to any Insight Legacy Transaction, plus (ix) all prepaid Insight expenses of the types set forth on Section 1.1-B of the Insight Disclosure Schedule, minus (x) fifty percent (50%) of the aggregate costs for obtaining the D&O tail insurance policy under Section 6.8(d), plus (xi) the amount of any Insight Legacy Proceeds received for all Insight Legacy Transactions in accordance with Section 5.1(c). Net Cash will be deducted by the amount, if any, by which Insight’s aggregate operating costs incurred on and after May 1, 2025 exceed the product of $600,000 multiplied by the number of months (prorated for partial months) between and including May 1, 2025 and the Closing Date. For the avoidance of doubt, the above aggregate operating costs incurred on and after May 1, 2025 will exclude (a) any expenses which have already been deducted in the determination of Net Cash, including but not limited to Transaction Costs and lease obligations and (b) any non-cash expenses.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or other Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Insight, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Insight shall also include (i) actions required to effect and effecting, in one or more transactions, any Insight Legacy Transaction in compliance with Section 5.1(c), and the Ordinary Course of Business of Company shall also include actions required to effect and effecting, in one or more transactions, any Company Legacy Transaction in compliance with Section 5.2(c).

14

Exhibit 2.1

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means the Company, Merger Subs and Insight.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Insight Unaudited Interim Balance Sheet, as applicable, in accordance with U.S. GAAP (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Insight, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Authority.

“Personal Data” means any data or information in any medium relating to an identified or identifiable individual and any other data or information that constitutes personal information or personally identifiable information under any applicable Law and includes, but is not limited to, a natural person’s first and last name, home or other physical address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit card or other financial information, or customer or account number, IP address, cookie information or other unique identifiers. An identifiable individual is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his/her physical, physiological, mental, economic, cultural or social identity. Personal Data shall include Protected Health Information as defined under the Health Insurance Portability and Accountability Act of 1996 as amended at 45 CFR 164.103.

“Preferred Majority” means the holders of a majority of the Company Series Seed Preferred Shares, the Company Series A Preferred Shares, the Company Series B Preferred Shares, the Company Series C-1 Preferred Shares and the Company Series C-2 Preferred Shares (voting together as a single class on an as-converted basis).

“Privacy Laws” means (a) all Laws relating to the processing of Personal Data, data privacy, data or cyber security, breach notification, or data localization; and (b) all Governmental Authorities’ legally binding regulatory guidelines and published interpretations.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

15

Exhibit 2.1

“Reverse Stock Split” means a reverse stock split of all outstanding shares of Insight Common Stock at a reverse stock split ratio mutually agreed to by Insight and the Company that is effected by Insight for the purpose of maintaining compliance with Nasdaq listing standards.

“Sanctioned Country” means any country or region subject to economic sanctions or trade restrictions of the United States that broadly prohibit or restrict dealings with such country or region (currently including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions in Ukraine).

“Sanctioned Person” means any Person subject to economic sanctions, trade restrictions or similar restrictions under any Sanctions Laws, including (a) any Person identified in any sanctions list maintained by the U.S. government, including (i) the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), (ii) the U.S. Department of Commerce, Bureau of Industry and Security, and (iii) the U.S. Department of State; (b) any Person located, organized or resident in, or a government instrumentality of, any Sanctioned Country; and (c) any Person directly or indirectly owned fifty percent (50%) or more by, or acting for the benefit or on behalf of, a Person described in the Specially Designated Nationals and Blocked Persons list maintained by OFAC or the foregoing clause (b).

“Sanctions Laws” means economic and trade sanctions or embargoes administered or enforced by the United States, including by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the Bureau of Industry and Security of the U.S. Commerce Department, and the U.S. Department of State, and those administered by the European Union or any EU member state and His Majesty’s Treasury of the United Kingdom, as applicable.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Merger Articles” has the meaning set forth in Section 2.4(b)(i).

“Securities Act” means the Securities Act of 1933.

“Subscription Agreement” means the Subscription Agreement entered into among Insight and the investors in the Concurrent Financing, pursuant to which such investors have agreed to purchase the number of shares of Insight Common Stock set forth therein.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, (b) is on terms and conditions that the Insight Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to

16

Exhibit 2.1

the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Insight’s stockholders or the Company’s shareholders, as applicable, than the terms of the Contemplated Transactions, and (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Tax” means any U.S. federal, state or local, non-U.S. or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto, whether disputed or not.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Costs” means with respect to Insight, the sum of (a) the cash cost of any change of control payments, transaction bonus payments, severance or other payments that are or would become due to any current or former employee, director or officer of Insight and its Subsidiaries (regardless of whether as a result of a “single” or “double” trigger), (b) the cash cost of any retention payments that are or become due to any employee of Insight and its Subsidiaries at or prior to the First Effective Time or as a result of the Merger or the Contemplated Transactions, (c) the cash cost of any payments (whether absolute, contingent or otherwise) that are or may be due to any former employee of Insight pursuant to a consulting agreement with Insight, (d) subject to Section 10.3(a), any costs, fees and expenses incurred by Insight and its Subsidiaries in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions, including the maximum amount of brokerage fees and commissions, finders’ fees and financial advisory fees, any fees and expenses of counsel or accountants payable by Insight and its Subsidiaries, (e) 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement and any amendments and supplements thereto, and any expenses in connection with the printing, mailing and distribution of the Registration Statement, the Proxy Statement and any amendments and supplements thereto, and (f) the employer portion of any payroll, employment or similar Taxes incurred in connection with the payments described in the foregoing clauses (a) through (c), including the Insight Transaction Payroll Taxes.

“Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving Insight, the Insight Board, any committee thereof or any of Insight’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that Insight’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Insight Board or any officer of Insight).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

17

Exhibit 2.1

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1998, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and group employment losses.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2016 Insight Option	6.6(a)

2021 Insight Option	6.6(a)

AAA	2.8(e)

Accounting Firm	2.8(e)

Agreement	Preamble

Capitalization Date	4.6(a)

Certification	4.7(a)

CICA	Recitals

Closing	2.3

Closing Date	2.3

Company	Preamble

Company 409A Plan	3.17(f)

Company Audited Financial Statements	6.1(e)

Company Board Adverse Recommendation Change	6.2(d)

Company Board Recommendation	6.2(c)

Company CVR	2.14(a)

Company CVR Agreement	2.14(a)

Company Disclosure Schedule	Recitals

Company Financials	3.7(a)

Company Interim Financial Statements	6.1(e)

18

Exhibit 2.1

Term	Section

Company Lock-Up Agreements	Recitals

Company Material Contract	3.13(b)

Company Plan	3.6(c)

Company Real Estate Leases	3.11

Company Required S-4 Information	6.1(d)

Company Certificate	2.6

Company Support Agreement	Recitals

Company Termination Fee	10.3(b)

Costs	6.8(a)

D&O Indemnified Parties	6.8(a)

Dissenting Shareholders	2.9(a)

Dissenting Shares	2.9(a)

End Date	10.1(b)

FDA	3.14(d)

First Effective Time	2.3

First Surviving Company	2.1(a)

Form S-4	6.1(a)

Insight	Preamble

Insight 409A Plan	4.17(h)

Insight CVR	2.13(a)

Insight CVR Agreement	2.13(a)

Insight Board Adverse Recommendation Change	6.3(b)

19

Exhibit 2.1

Term	Section

Insight Board Recommendation	6.3(b)

Insight Disclosure Schedule	Recitals

Insight ESPP	4.6(c)

Insight Material Contract	4.13

Insight Real Estate Leases	4.11

Insight Scheduled Permits	4.14(f)

Insight SEC Documents	4.7(a)

Insight Stock Plans	4.6(c)

Insight Stockholder Matters	6.3(a)

Insight Stockholder Meeting	6.3(a)

Insight Stockholder Support Agreement	Recitals

Insight Termination Fee	10.3(c)

Intended Tax Treatment	Recitals

Investor Agreements	6.14

Liability	3.9

Loan Agreement	Recitals

Merger	Recitals

Merger Sub I	Preamble

Merger Sub II	Preamble

Minimum Cash	9.6

Notice Period	6.2(d)

Option Value	6.6(a)

Pre-Closing Period	5.1(a)

Proxy Statement	6.1(a)

Registration Statement	6.1(a)

20

Exhibit 2.1

Term	Section

Required Company Shareholder Vote	3.4

Required Insight Stockholder Vote	4.4

Reverse Stock Split	6.18

Scheduled Permits	3.14(f)

Second Effective Time	2.3(c)

Second Surviving Company	2.1(b)

Notice of Meeting	6.2(b)

U.S. GAAP	3.7(a)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with U.S. GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a Business Day. Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of Business Day and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin, or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Insight Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Insight Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections

21

Exhibit 2.1

and subsections. The words “delivered” or “made available” mean, with respect to any documentation, (a) that prior to 5:00 p.m. Pacific Time on the date that is one (1) Business Day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form at least one (1) Business Day prior to the execution of this Agreement.

Section 2. Description of Transaction.

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the CICA, at the First Effective Time, Merger Sub I shall be merged with and into the Company, and the separate corporate existence of Merger Sub I shall cease. The Company will continue as the surviving company in the First Merger (the “First Surviving Company”).

(b) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the CICA, at the Second Effective Time, the First Surviving Company shall be merged with and into Merger Sub II, and the separate corporate existence of the First Surviving Company shall cease. Merger Sub II will continue as the surviving company in the Second Merger (the “Second Surviving Company”).

2.2 Effects of the Merger.

(a) At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Plan of Merger and in the applicable provisions of the CICA. Without limiting the generality of the foregoing, at the First Effective Time (i) all the properties, rights, privileges, powers and franchises of each of the Company and Merger Sub I shall immediately vest in the First Surviving Company, (ii) all debts, liabilities and duties of each of the Company and Merger Sub I shall become the debts, liabilities and duties of the First Surviving Company, and (iii) all the rights, privileges, immunities, powers and franchises of the Company (as the First Surviving Company) shall continue unaffected by the Merger, in each case, in accordance with the provisions of the CICA and as provided in this Agreement. As a result of the First Merger, the Company will become a direct wholly owned subsidiary of Insight.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Plan of Merger and in the applicable provisions of the CICA. Without limiting the generality of the foregoing, at the Second Effective Time (i) all the properties, rights, privileges, powers and franchises of each of the First Surviving Company and Merger Sub II shall immediately vest in the Second Surviving Company, and (ii) all debts, liabilities and duties of each of the First Surviving Company and Merger Sub II shall become the debts, liabilities and duties of the Second Surviving Company, in each case, in accordance with the provisions of the CICA and as provided in this Agreement.

2.3 Closing; Effective Time.

(a) Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 7, 8 and 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7, 8 and 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Insight and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

22

Exhibit 2.1

(b) The Parties shall cause the First Merger to be consummated and become effective under the CICA by executing and filing with the Registrar of Companies a plan of merger, in substantially the form attached hereto as Exhibit J (the “First Plan of Merger”) and other documents as requested under Section 233(9) of the CICA and making any other filings, recordings or publication required to be made by the Company or Merger Sub I, in such forms as are required by, and executed in accordance with the applicable provisions of the CICA including under Section 233(9) of the CICA. The Parties shall request that the Registrar of Companies to issue a certificate evidencing the effectiveness of the First Merger in accordance with Section 233(12) of the CICA on the date specified in the First Plan of Merger. The First Merger shall become effective on the date the First Plan of Merger is registered by the Registrar of Companies or at such later date as may be specified in the First Plan of Merger in accordance with the CICA and with the consent of Insight and the Company (the time as of which the First Merger becomes effective being referred to as the “First Effective Time”).

(c) Immediately following the First Effective Time and as part of the same overall transaction, the First Surviving Company and Merger Sub II shall duly execute and cause to be filed with the Registrar of Companies a plan of merger, in substantially the form attached hereto as Exhibit H (the “Second Plan of Merger”), and other documents as requested under Section 233(9) of the CICA and making any other filings, recordings or publication required to be made by the First Surviving Company or Merger Sub II, in such forms as are required by, and executed in accordance with the applicable provisions of the CICA including under Section 233(9) of the CICA. The Parties shall request that the Registrar of Companies issue a certificate evidencing the effectiveness of the Second Merger in accordance with Section 233(12) of the CICA on the date specified in the Second Plan of Merger. The Second Merger shall become effective on the date the Second Plan of Merger is registered by the Registrar of Companies or at such later date as may be specified in the Second Plan of Merger in accordance with the CICA and with the consent of Insight and the Company (the “Second Effective Time”).

2.4 Memorandum and Articles of Association; Certificate of Incorporation and Bylaws; Directors and Officers.

(a) At the First Effective Time:

(i) the memorandum and articles of association (as amended, restated and/or supplemented from time to time) of the First Surviving Company shall be amended and restated in the First Merger to read as set forth on Exhibit A to the First Plan of Merger (the “First Merger Articles”), until thereafter amended, restated and/or supplemented as provided by the CICA and such memorandum and articles of association;

(ii) the certificate of incorporation of Insight shall be identical to the certificate of incorporation of Insight immediately prior to the First Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or prior to the First Effective Time, Insight shall file an amendment to its certificate of incorporation to (i) change the name of Insight to ImageneBio Inc., (ii) if deemed necessary or appropriate by the parties, effect the Reverse Stock Split and (iii) make such other changes as contemplated herein or as are mutually agreeable to Insight and the Company;

23

Exhibit 2.1

(iii) the directors and officers of Insight, each to hold office in accordance with the certificate of incorporation and bylaws of Insight, shall be the individuals set forth in Section 6.13; and

(iv) the directors and officers of the First Surviving Company, each to hold office in accordance with the First Merger Articles, shall be the directors and officers of the Company in place immediately prior to the First Effective Time.

(b) At the Second Effective Time:

(i) the memorandum and articles of association (as amended, restated and/or supplemented from time to time) of the Second Surviving Company shall be amended and restated in the Second Merger to read as set forth on Exhibit A to the Second Plan of Merger (the “Second Merger Articles”), until thereafter amended, restated and/or supplemented as provided by the CICA and such memorandum and articles of association; and

(ii) the directors and officers of the Second Surviving Company, each to hold office in accordance with the Second Merger Articles, shall be the directors and officers of Insight as set forth in Section 6.13, after giving effect to the provisions of Section 6.13.

2.5 Conversion of Shares.

(a) At the First Effective Time, on the terms and subject to the conditions set forth herein and in the First Plan of Merger, by virtue of the Merger and without any further action on the part of Insight, Merger Subs, the Company or any shareholder of the Company or Insight:

(i) any Company Shares held as treasury shares immediately prior to the First Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each Company Share outstanding immediately prior to the First Effective Time (excluding shares to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be canceled and converted solely into the right to receive such number of shares of Insight Common Stock calculated by reference to the Exchange Ratio (the “Merger Consideration”).

(b) If any Company Shares outstanding immediately prior to the First Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Insight Common Stock issued in exchange for such Company Shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Insight Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the First Effective Time, Insight is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Insight Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the First Effective Time under the Company Plan shall be treated in accordance with Section 6.5.

24

Exhibit 2.1

(e) Each ordinary share, $1.00 par value per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share, $1.00 par value per share, of the First Surviving Company. Each certificate of Merger Sub I representing ownership and the register of members of the First Surviving Company shall be updated promptly after the First Effective Time to reflect such conversion.

(f) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Insight, the First Surviving Company, Merger Sub II or their respective shareholders, each ordinary share, $1.00 par value per share, of the First Surviving Company issued and outstanding immediately prior to the Second Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto and the sole ordinary share of Merger Sub II shall continue to exist as the only issued and outstanding share capital of the Second Surviving Company.

(g) If, between the date of this Agreement and the First Effective Time, the outstanding Company Shares or shares of Insight Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any share or stock dividend, subdivision, reclassification, recapitalization, split (including any Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or stock or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Shares, Company Options and Insight Common Stock with the same economic effect as contemplated by this Agreement prior to such share or stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or stock or other like change; provided, however, that nothing herein will be construed to permit the Company or Insight to take any action with respect to Company Shares or Insight Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.6 Closing of the Company’s Register of Members. At the First Effective Time: (a) all Company Shares outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Shares that were outstanding immediately prior to the First Effective Time shall cease to have any rights as shareholders of the Company and (b) the register of members of the Company shall be closed with respect to transfer of any Company Shares outstanding immediately prior to the First Effective Time. No further transfer of any such Company Shares shall be reflected on the Company’s register of members after the First Effective Time. If, after the First Effective Time, a valid certificate previously representing any Company Shares outstanding immediately prior to the First Effective Time (a “Company Certificate”) is presented to the Exchange Agent or to Insight or the Second Surviving Company, such Company Certificate shall be canceled and shall be exchanged as provided in Sections 2.5 and 2.8.

2.7 Surrender of Certificates.

(a) At the First Effective Time, Insight shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Insight Common Stock issuable pursuant to Section 2.5(a) in exchange for Company Shares.

(b) Promptly after the First Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Company Shares that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal, if requested by the Exchange Agent, in customary form and containing such provisions as Insight may reasonably request (including a provision confirming that delivery of Company Certificates shall be effected, and risk of loss and title to

25

Exhibit 2.1

Company Certificates shall pass, only upon delivery of such Company Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Certificates in exchange for book-entry shares of Insight Common Stock. Upon surrender (including electronic surrender) of a Company Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal (if applicable) and such other documents as may be reasonably required by the Exchange Agent or Insight: (A) the holder of such Company Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Insight Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Certificate shall be deemed, from and after the First Effective Time, to represent only the right to receive book-entry shares of Insight Common Stock representing the Merger Consideration. If any Company Certificate shall have been lost, stolen or destroyed, Insight may, in its discretion and as a condition precedent to the delivery of any shares of Insight Common Stock, require the owner of such lost, stolen or destroyed Company Certificate to provide an applicable affidavit with respect to such Company Certificate and post a bond indemnifying Insight against any claim suffered by Insight related to the lost, stolen or destroyed Company Certificate or any Insight Common Stock issued in exchange therefor as Insight may reasonably request.

(c) No dividends or other distributions declared or made with respect to Insight Common Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Insight Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Insight Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Certificates as of the date that is 180 days after the Closing Date shall be delivered to Insight upon demand, and any holders of Company Certificates who have not theretofore surrendered their Company Certificates in accordance with this Section 2.7 shall thereafter look only to Insight for satisfaction of their claims for Insight Common Stock and any dividends or distributions with respect to shares of Insight Common Stock.

(e) Each of the Exchange Agent, Insight and the Second Surviving Company (and, in each case, any Affiliate thereof) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. The applicable payor shall provide commercially reasonable notice to any holder of Company Shares upon becoming aware of any such withholding obligation attributable to any consideration payable in respect of Company Shares, including a reasonably detailed explanation for such withholding obligation, and the Parties shall cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Party shall be liable to any holder of any Company Certificate or to any other Person with respect to any shares of Insight Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

26

Exhibit 2.1

2.8 Calculation of Net Cash.

(a) No later than the Determination Date, Insight will deliver to the Company a schedule (the “Closing Schedule”) setting forth, in reasonable detail, Insight’s good faith, estimated calculation of Net Cash (the “Closing Calculations” and the date of delivery of such schedule being the “Delivery Date”) as of the close of business on the last Business Day prior to the Anticipated Closing Date (the “Determination Time”) prepared and certified by Insight’s Chief Financial Officer. Insight shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Closing Schedule and, if reasonably requested by the Company, Insight’s accountants and counsel at reasonable times and upon reasonable notice. The Closing Calculations shall include Insight’s determination, as of the Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio. Set forth on Section 2.8(a) of the Insight Disclosure Schedule is an illustrative example of Net Cash calculations calculated on a hypothetical basis as of the date described therein.

(b) No later than three (3) Business Days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Closing Calculations by delivering a written notice to that effect to Insight (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Closing Calculations and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c) If, on or prior to the Response Date, the Company notifies Insight in writing that it has no objections to the Closing Calculations or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.8(b), then the Closing Calculations as set forth in the Closing Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Time for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Insight and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Time for purposes of this Agreement.

(e) If Representatives of Insight and the Company are unable to negotiate an agreed-upon determination of Net Cash as of the Determination Time pursuant to Section 2.8(d) within three (3) Business Days after delivery of the Dispute Notice (or such other period as Insight and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Insight and the Company. If the parties are unable to select an independent auditor within five (5) Business Days, then either Insight or the Company may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Insight and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Closing Schedule and the Dispute Notice, and Insight and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Insight and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Insight and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Insight and the Company, shall be final and binding on Insight and the Company and shall (absent manifest error) be

27

Exhibit 2.1

deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(e). The fees and expenses of the Accounting Firm shall be allocated between Insight and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 2.8(e) applies as to the determination of the Net Cash at the Determination Time described in Section 2.8(a), upon resolution of the matter in accordance with this Section 2.8(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Insight and the Company may request a redetermination of Net Cash if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

2.9 Dissenters’ Rights.

(a) Notwithstanding any provisions of this Agreement to the contrary and to the extent available under the CICA, Company Shares that are issued and outstanding immediately prior to the First Effective Time and with respect to which the holder thereof has validly exercised and not effectively withdrawn or lost such holder’s right to dissent from the Merger (the “Dissenter’s Rights”) in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares,” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall as of the First Effective Time be cancelled and cease to exist, and no Dissenting Shareholder shall be entitled to receive any Merger Consideration, and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 238 of the CICA.

(b) All Company Shares held by Dissenting Shareholders who shall have failed to comply with Section 238(5) of the CICA, or who effectively shall have withdrawn or lost their Dissenter’s Rights in respect of such Company Shares under Section 238 of the CICA shall thereupon be deemed to no longer be Dissenting Shares and shall be and be deemed to have been cancelled and cease to exist, as of the First Effective Time, in consideration of the right of the holder thereof to receive its share of the Merger Consideration for the applicable class of Company Shares held, without any interest thereon, in the manner provided in Section 2.5. The Company shall give Insight prompt written notice of any notices of objection, notices of approval, notices of dissent, demands for appraisal, demands for fair value or written offers under Section 238 of the CICA received by the Company, attempted withdrawals of such Dissenter’s Rights or demands or offers and any other instruments or proceedings served pursuant to the CICA or applicable Law and received by the Company relating to the transactions contemplated hereby or its shareholders’ Dissenter’s Rights. The Company shall not, without Insight’s prior written consent (not to be unreasonably withheld, conditioned or delayed) or as otherwise required by applicable Law or Order, voluntarily make any payment with respect to, or settle or offer to settle, or approve any withdrawal of, any such Dissenter’s Rights or demands, or agree to do any of the foregoing.

(c) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICA and in accordance with Section 238(3) of the CICA, the Company shall serve written notice of the authorization and approval of this Agreement, the First Plan of Merger, the Second Plan of Merger and the Contemplated Transactions, including the Merger, on such shareholders pursuant to Section 238(4) of the CICA within twenty (20) days of obtaining the Required Company Shareholder Vote.

2.10 Agreement of Fair Value. The Parties respectively agree that the Merger Consideration represents the fair value of Company Shares for purposes of Section 238(8) of the CICA.

28

Exhibit 2.1

2.11 Further Action. If, at any time after the Second Effective Time, any further action is determined by the Second Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Second Surviving Company with full right, title and possession of and to all rights and property of the First Surviving Company, then the officers and directors of the Second Surviving Company shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Subs, in the name of the First Surviving Company and otherwise) to take such action.

2.12 Tax Consequences. For United States federal (and applicable state and local) income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties (i) adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, (ii) agree to file and retain such information with respect to the Merger as shall be required under Treasury Regulations Section 1.368-3, and (iii) agree to file all Tax Returns with respect to the Merger on a basis consistent with, and take no position (whether in audits, Tax Returns or otherwise) inconsistent with, such intended treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

2.13 Insight Contingent Value Right.

(a) Holders of Insight Common Stock of record as of immediately prior to the First Effective Time shall be entitled to one contractual contingent value right (an “Insight CVR”) issued by Insight subject to and in accordance with the terms and conditions of the Insight CVR Agreement, attached hereto as Exhibit F (the “Insight CVR Agreement”), for each share of Insight Common Stock held by such holders. Notwithstanding anything herein to the contrary, the Parties shall be entitled to modify the Insight CVR Agreement, prior to the execution thereof, to accommodate any reasonable comments by the Insight Rights Agent (as defined in the Insight CVR Agreement).

(b) At or prior to the First Effective Time, Insight shall authorize and duly adopt, execute and deliver, and will ensure that Insight Rights Agent execute and deliver, the Insight CVR Agreement, subject to any reasonable revisions to the Insight CVR Agreement that are requested by the Insight Rights Agent (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of an Insight CVR). Insight and the Company shall cooperate, including by making changes to the form of Insight CVR Agreement, as necessary to shall ensure that the Insight CVRs are, and Insight shall not issue or distribute any Insight CVRs unless such issuance and distribution is, not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

(c) Insight and the Insight Rights Agent shall, at or prior to the First Effective Time, duly authorize, execute and deliver the Insight CVR Agreement.

2.14 Company Contingent Value Right.

(a) Holders of Company Shares of record as of immediately prior to the First Effective Time shall be entitled to one contractual contingent value right (a “Company CVR”) issued by Insight subject to and in accordance with the terms and conditions of the Company CVR Agreement, attached hereto as Exhibit G (the “Company CVR Agreement”), for each share of Insight Common Stock issuable pursuant to Section 2.5(a) to such holders in exchange for Company Shares. Notwithstanding anything herein to the contrary, the Parties shall be entitled to modify the Company CVR Agreement, prior to the execution thereof, to accommodate any reasonable comments by the Company Rights Agent (as defined in the Company CVR Agreement).

29

Exhibit 2.1

(b) At or prior to the First Effective Time, Insight shall authorize and duly adopt, execute and deliver, and will ensure that Company Rights Agent executes and delivers, the Company CVR Agreement, subject to any reasonable revisions to the Company CVR Agreement that are requested by the Company Rights Agent (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of a Company CVR). The Company and Insight shall cooperate, including by making changes to the form of Company CVR Agreement, as necessary to shall ensure that the Company CVRs are, and Insight shall not issue or distribute any Company CVRs unless such issuance and distribution is, not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

(c) Insight and the Company Rights Agent shall, at or prior to the First Effective Time, duly authorize, execute and deliver the Company CVR Agreement.

Section 3. Representations and Warranties of the Company.

Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Insight and Merger Subs as follows:

3.1 Due Organization; Subsidiaries.

(a) The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Company has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to the Company’s business as currently conducted, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company’s Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of the Company’s Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(d) The Company has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 3.1(c) of the Company Disclosure Schedule owns any shares, capital stock of, or any equity, ownership or profit-sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

30

Exhibit 2.1

3.2 Organizational Documents. The Company has delivered to Insight accurate and complete copies of the Company Charter and the Organizational Documents of each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of the Company Charter or its Organizational Documents, as applicable, in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its shareholders, (b) approved and declared advisable this Agreement, the First Plan of Merger, the Second Plan of Merger and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of the Company vote to approve the Merger, adopt this Agreement and the First Plan of Merger and the Second Plan of Merger and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Insight and Merger Subs, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The approval and authorization of the Merger, the First Plan of Merger, the Second Plan of Merger and the Contemplated Transactions requires (a) a special resolution of the Company under Sections 60 and 233(6) of the CICA, being (i) a resolution passed by the affirmative vote of the shareholders holding Company Shares (voting together on an as-converted basis) representing at least two-thirds of the votes cast by the holders of Company Shares present and voting in person or by proxy at a general meeting at which a quorum is present and of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or (ii) a unanimous written resolution of the Company’s shareholders, (b) the written consent of Engene Inc., (c) the written consent of the Preferred Majority and (d) the written consent of the holders of a majority of the Company Ordinary Shares (voting together on an as-converted basis) (the “Required Company Shareholder Vote”). The Required Company Shareholder Vote is the only vote of the holders of any class or series of Company Shares necessary to adopt and approve this Agreement, the First Plan of Merger and the Second Plan of Merger and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to compliance with any applicable antitrust Law, obtaining the Required Company Shareholder Vote, the filing of the First Plan of Merger and the Second Plan of Merger with the Registrar of Companies pursuant to the CICA, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company Charter;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;

31

Exhibit 2.1

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) the Required Company Shareholder Vote, (ii) the filing of the First Plan of Merger and the Second Plan of Merger with the Registrar of Companies pursuant to the CICA and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws, neither the Company nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized share capital of the Company as of the date of this Agreement is $1,000,000 divided into (i) 18,721,541,692 Company Ordinary Shares, of which 462,105,898 shares are issued and are outstanding as of the date of this Agreement, (ii) 71,428,571 Company Series Seed Shares, of which 71,428,571 shares are issued and are outstanding as of the date of this Agreement, (iii) 326,079,495 Company Series A Shares, of which 326,079,495 shares are issued and are outstanding as of the date of this Agreement, (iv) 239,156,361 Company Series B Shares, of which 239,156,361 shares are issued and are outstanding as of the date of this Agreement, (v) 290,202,451 Company Series C-1 Shares, of which 270,636,854 shares are issued and are outstanding as of the date of this Agreement, and (vi) 351,591,430 Company Series C-2 Shares, of which 127,875,914 shares are issued and are outstanding as of the date of this Agreement.

(b) All of the outstanding Company Shares and all outstanding securities of the Subsidiaries as set out in Section 3.6(b) of the Company Disclosure Schedule have been duly authorized and validly issued and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding Company Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Shares is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling or otherwise disposing of (or granting any option or similar right with respect to), any Company Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Shares or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to Company Ordinary Shares (including shares issued pursuant to the exercise of Company Options) and specifies which of those repurchase rights are currently exercisable. There are no declared or accrued but unpaid dividends with respect to any Company Shares.

32

Exhibit 2.1

(c) Except for the Company’s 2019 Stock Incentive Plan (the “Company Plan”), which has been duly authorized, approved and adopted by the Company Board and is in full force and effect, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 488,816,765 Company Ordinary Shares for issuance under the Company Plan, of which 121,469,306 shares have been issued and are currently outstanding, 159,003,977 have been reserved for issuance upon exercise of Company Options granted under the Company Plan, and 208,343,482 Company Ordinary Shares remain available for future issuance pursuant to the Company Plan. Section 3.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee, (ii) the number of Company Ordinary Shares subject to such Company Option at the time of grant, (iii) the exercise price of such Company Option, (iv) the date on which such Company Option was granted, and (v) the applicable vesting schedule. The Company has made available to Insight an accurate and complete copy of the Company Plan and forms of all stock option agreements approved for use thereunder. Except as set forth in Section 3.6(d) of the Company Disclosure Schedule, no vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions. The terms of the Company Plan permit the treatment of Company Options as provided therein without the consent or approval of any holder of Company Options or any other Person other than the Company Board.

(d) Except for the outstanding Company Options, or as set forth on Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares or other securities of the Company or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of the Company or any of its Subsidiaries, (iii) shareholder or stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized share of stock appreciation, phantom shares or stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e) All outstanding Company Shares, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Company Options granted pursuant to the Company Plan, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each Company Option grant was made in all material respects in accordance with the terms of the Company Plan and all other applicable Law, (iii) the relevant exercise price applicable to each Company Option was not less than the par value of each class of Company Share into which such Company Option was or were to be exercisable in accordance with its respective terms of issue and (iv) the per share exercise price of each Company Option was not less than the fair market value of a Company Share on the applicable Grant Date determined in a manner consistent with Section 409A of the Code.

33

Exhibit 2.1

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s unaudited consolidated balance sheets at December 31, 2022 and December 31, 2023, (ii) the Company’s unaudited consolidated statements of income and cash flow for the years ended December 31, 2022 and December 31, 2023, (iii) the Company Unaudited Interim Balance Sheet and (iv) the Company’s unaudited statements of income and cash flow for the nine months ended September 30, 2024 (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by U.S. GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with U.S. GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets, (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Insight accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2022.

(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of any executive officer of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between December 31, 2023 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Insight pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

34

Exhibit 2.1

3.9 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with U.S. GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts, (d) Liabilities incurred in connection with a Company Legacy Transaction or the Contemplated Transactions and (e) Liabilities listed in Section 3.9 of the Company Disclosure Schedule.

3.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Insight (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Schedule accurately identifies all material Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents, products or other materials or services, in each case under consulting agreements, material transfer agreements, laboratory services agreements, vendor agreements, clinical trial related agreements, or supply agreements, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof) (each such material Company Contract, a “Company In-bound License”). Each Person who is or was an employee or contractor of a licensor to the Company or any of its Subsidiaries and who is or was involved in the creation or development (including those listed as an inventor thereof) of (i) any material Company IP Rights non-exclusively licensed to the Company (solely to the Knowledge of the Company) and (ii) any material Company IP Rights exclusively licensed to the Company, in each case (i) and (ii), purported to be owned by the licensor, has either (I) signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the licensor or (II) otherwise assigned such Intellectual Property to the licensor by operation of law applicable in the country or region with respect to such Person.

35

Exhibit 2.1

(c) Section 3.12(c) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) any Company IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers (including under clinical trial related agreements) for the sole purpose of enabling such academic collaborator, supplier or service providers to supply materials or provide services for the Company’s benefit or in the case of academic institutions, to perform research, and (iii) any Company IP Rights non-exclusively licensed to a third party under material transfer agreements where the license is ancillary to the use of the transferred materials by such third party) (each such material Company Contract, a “Company Out-bound License”).

(d) Subject to any license or covenant not to sue granted by the Company or any of its Subsidiaries under any Company IP Rights and except for agreements entered into in the Ordinary Course of Business by the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights that are owned by the Company or any of its Subsidiaries are subject to, any Company Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce anywhere in the world any Company IP Rights that are owned by the Company or any of its Subsidiaries.

(e) The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company IP Rights (subject to any license or covenant not to sue granted by the Company or any of its Subsidiaries under any Company Out-bound License or under Company IP Rights granted in the Ordinary Course of Business by the Company or any of its Subsidiaries, and other than (i) Company IP Rights licensed to the Company or one of its Subsidiaries under the Company In-bound Licenses, (ii) Company IP Rights that are jointly owned by the Company or one of its Subsidiaries and another Person as identified in Section 3.12(e) of the Company Disclosure Schedule, (iii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (iv) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents, products or other materials or services, in each case under consulting agreements, material transfer agreements, laboratory services agreements, vendor agreements, clinical trial related agreements, or supply agreements, (v) any confidential information provided under confidentiality agreements and (vi) agreements between Company and its employees in Company’s standard form thereof), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of (A) Company Registered IP that is owned by the Company or any of its Subsidiaries, (B), to the Knowledge of the Company, Company Registered IP that is licensed to the Company or any of its Subsidiaries (other than Company Registered IP covered in clause (C)), and (C) material Company Registered IP that is exclusively licensed to the Company or any of its Subsidiaries, in each case of (A), (B), and (C) have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

36

Exhibit 2.1

(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries, and either (A) such signed agreement contains a present assignment of such Intellectual Property to the Company or such Subsidiary or (B) such Person otherwise assigns such Intellectual Property to the Company or such Subsidiary by operation of law applicable in the country or region with respect to such Person.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv) Other than under any clinical trial agreement with clinical sites that are affiliated with or owned by Governmental Authority, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest. No Person who was involved in, or who contributed to, the creation or development of any Company IP Rights has performed services for any Governmental Authority in a manner that would affect Company’s rights in the Company IP Rights.

(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as confidential or a trade secret. To the Knowledge of the Company, there has been no unlawful, accidental or unauthorized access to or use or disclosure of any confidential information or trade secrets of the Company that the Company intended to maintain as confidential or a trade secret.

(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(vii) To the Knowledge of the Company, the Company IP Rights constitute all material Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(f) The Company has delivered or made available to Insight, a complete and accurate copy of all Company In-bound Licenses and Company Out-bound Licenses. With respect to each of Company In-bound Licenses and Company Out-bound Licenses: (i) each such agreement is valid, binding on, enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms, subject to the Enforceability Exceptions, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

37

Exhibit 2.1

(g) To the Knowledge of the Company, the manufacture, marketing, license, sale, offering for sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by the Company or any of its Subsidiaries (i) does not violate any Company Material Contract between Company or its Subsidiaries and any third party, and (ii) does not infringe or misappropriate any Intellectual Property of any other Person. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights or is in violation of any Company Material Contract with the Company or its Subsidiaries under which Company has out-licensed any Company IP Rights.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Company Registered IP, other than in the ordinary course of prosecution and maintenance of such Company Registered IP. Neither the Company nor any of its Subsidiaries has received any written notice asserting that Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property of any Person and the Company does not have any specific reason to believe that any such notice may be forthcoming. The Company has not received any notice disputing the inventorship or ownership or the validity or enforceability of any material Company IP Rights, and to the Knowledge of the Company there are no circumstances that would reasonably support such a claim. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.

(i) Each item of Company IP Rights that is Company Registered IP owned by the Company or any of its Subsidiaries is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by the Company or any of its Subsidiaries in accordance with U.S. GAAP.

(k) Except as set forth in Section 3.12(b) or Section 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by the Company or any of its Subsidiaries, (i) neither the Company nor any of its Subsidiaries is bound by any Contract the primary purpose of which is to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

38

Exhibit 2.1

(l) Neither the Company nor any of its Subsidiaries is party to any Company IP Rights Agreement that, as a result of such execution, delivery and performance of this Agreement, will cause the grant to any third party of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Second Surviving Company and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13 of the Company Disclosure Schedule identifies each Company Contract that is in effect as of the date of this Agreement (other than any Company Employee Plan or the Subscription Agreement) and is:

(i) a Company Contract the primary purpose of which is agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) a Company Contract where any of the Company’s assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, the Company in excess of $500,000;

(iii) a Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(iv) each Company Contract with a current Company Associate (A) requiring payments by the Company in excess of $200,000 pursuant to its express terms relating to the employment of, or the performance of services by such Company Associate or (B) that is not terminable by the Company or its Subsidiaries on thirty (30) calendar days’ or less notice without payment of severance, termination payment or other liability, except to the extent general principles of wrongful termination Law may limit the Company’s, its Subsidiaries or such successor’s ability to terminate employees at will;

(v) a Company Real Estate Lease;

(vi) a Company Contract disclosed in or required to be disclosed in Section 3.12(b) or Section 3.12(c) of the Company Disclosure Schedule;

(vii) a Company Contract containing (A) any covenant limiting the freedom of the Company, its Affiliates or the Second Surviving Company to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision, (D) any non-solicitation provision, or (E) any grant of any option to any Intellectual Property, in each case to the benefit of the counterparty thereto;

(viii) a Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company or its Affiliates in connection with the Contemplated Transactions;

(ix) a Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

39

Exhibit 2.1

(x) a Company Contract relating to capital expenditures and requiring payments by the Company or any of its Subsidiaries after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without financial penalty;

(xi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement, (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, or (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(xii) a Labor Agreement;

(xiii) each Company Contract providing for severance, termination compensation, retention or stay pay, change in control payments, or transaction-based bonuses; or

(xiv) a Company Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property primarily used in or primarily related to IMG-007 at the time of or immediately after the First Effective Time.

(b) The Company has delivered or made available to the Insight accurate and complete copies of all Company Contracts described in clauses (i)-(xiv) of the immediately preceding sentence (any such Company Contract, a “Company Material Contract”), including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any if Subsidiaries has, nor to the Company’s Knowledge as of the date of this Agreement, has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating or has a right pursuant to the terms of any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are, and since January 1, 2022, have complied in all material respects with, are not in violation in any material respect of, and have not received any written notices of violation with respect to, applicable Law.

(b) The Company and each of its Subsidiaries are and, since January 1, 2022, have been in compliance in all material respects with all Health Care Laws applicable to the Company. Since January 1, 2022, the Company has not received any notice alleging any material violation with respect to any applicable Health Care Laws. There are no restrictions upon the Company and any of its Subsidiaries that have resulted from conduct in violation of any Health Care Law.

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Exhibit 2.1

(c) The Company and each of its Subsidiaries are not currently and have not, since January 1, 2022, been: (i) a party to the terms of a corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by the Office of Inspector General of the Department of Health and Human Services or any other Governmental Authority; (ii) subject of any pending third party audit, other than routine customer audits, or investigation; (iii) named as a defendant in any action under the federal False Claims Act or any state equivalent; or (iv) subject to any search warrant, subpoena, or civil investigative demand from any Governmental Authority with respect to any alleged violation of Law by the Company, and no such enforcement, regulatory or administrative proceeding is pending or threatened.

(d) The Company product candidates are being, and, since January 1, 2022, have been, developed, tested, manufactured, labeled, distributed and stored, as applicable, in compliance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and Public Health Service Act (42 U.S.C. § 262 et seq.), as amended, and applicable regulations promulgated by the U.S. Food and Drug Administration (“FDA”) and comparable applicable Laws outside of the United States, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the extent the foregoing representation and warranty is made with respect to activities conducted by third parties, such representation and warranty is made solely to the Knowledge of the Company.

(e) Since January 1, 2022, the Company has not (i) made an untrue statement of a material fact or a fraudulent statement to the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) failed to make a statement to the FDA, in each such case, related to the business of the Company, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2022, the Company and any of its directors, officers, employees, or to the Knowledge of the Company, its contractors, have not been excluded from participation in any Federal Health Care Program or, to the Knowledge of the Company, engaged in any conduct for which the Company or any of its directors, officers, employees, or contractors could be excluded from participating in any Federal Health Care Program under 42 U.S.C. 1320a-7.

(f) The Company or one of its Subsidiaries, respectively, holds each of the licenses, certificates, clearances, approvals, permits or other authorizations or registrations set forth in Section 3.14(f) of the Company Disclosure Schedule (the “Scheduled Permits”). The Scheduled Permits represent all the licenses, certificates, clearances, approvals, permits or other authorizations or registrations required for the Company to comply in all material respects with all Laws, including Health Care Laws, and all such Scheduled Permits are valid and in full force and effect. The Company and its Subsidiaries have not received any written notice or other written communication, any oral notice or other oral communication from any Governmental Authority regarding (i) any actual or possible violation of applicable Law or any Scheduled Permit or any failure to comply with any term or requirement of any Scheduled Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Scheduled Permit.

41

Exhibit 2.1

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed (taking into account automatic extensions of time to file) all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, other than in connection with the transactions contemplated by this Agreement.

(c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes.

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Exhibit 2.1

(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(l) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(m) Neither the Company nor any of its Subsidiaries, has taken or agreed to take, any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Neither the Company nor any of its Subsidiaries is, or has ever been, a party to, bound by, or has a duty to bargain under, any Labor Agreement, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries. There is not and has never been any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute or any threat thereof, affecting the Company or any of its Subsidiaries.

(b) Section 3.17(b) of the Company Disclosure Schedule lists all material Company Employee Plans. True, complete and correct copies of the following documents, with respect to each Company Employee Plan, where applicable, have previously been made available to Insight: (i) all documents embodying or governing such Company Employee Plan (or for unwritten Company Employee Plans a written description of the material terms of such Company Employee Plan) and any funding medium for the Company Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(c) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

43

Exhibit 2.1

(d) Each Company Employee Plan has been established, administered, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA, and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law. The Company Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code. No Company Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan, and to the Knowledge of the Company, there is no reasonable basis for any such litigation or proceeding.

(e) Neither the Company nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full. No Company Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded medical or long-term disability employee benefit plan. No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(f) No Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Code Section 409A. Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(g) The Company and each of its Subsidiaries is, and at all times during the past five (5) years has been, in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting labor and employment matters, including, without limitation, employment practices, terms and conditions of employment, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. The Company and each of its Subsidiaries, in each case, with respect to the Company Associates has at all times: (i) withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, and not been liable for any arrears, Taxes or penalty for failure to comply with any of the foregoing, (ii) paid all wages, salaries, wage premiums, commissions, bonuses, severance payments, expense reimbursements, fees and other compensation that has come due and payable to such Company

44

Exhibit 2.1

Associates under applicable Laws, Contracts, or benefit plans or policies, and (iii) not been liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are, and during the past five (5) years have been, no actions, suits, claims, administrative matters or other Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to any Company Associates, employment agreement, Company Employee Plan (other than routine claims for benefits) or other labor or employment matter. To the Knowledge of the Company, there are, and during the past five (5) years have been, no pending or threatened claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither the Company nor any Subsidiary thereof is or has ever been a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(h) Neither the Company nor any of its Subsidiaries has or at any time during the past five (5) years has had any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee or (ii) any employee currently or formerly classified as exempt from overtime wages under applicable wage and hour Law.

(i) Within the past three (3) years, neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(j) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no, and for the past five (5) years has been no, claim, labor dispute, grievance or other Legal Proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor or employment matter, including, without limitation, any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(k) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees for excise Taxes paid pursuant to Section 4999 or Section 409A of the Code.

(l) Neither the Company nor any of its Subsidiaries is a party to any Contract that could, due to the Merger (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries, or (ii) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(m) In the last three (3) years, (i) there have been no reported internal or external complaints accusing any supervisory or managerial employee of the Company or any of its Subsidiaries of sexual harassment, harassment, discrimination, or retaliation, and no investigations as to any such matters and (ii) there has been no settlement of, or payment arising out of or related to, any claim, litigation or complaint with respect to sexual harassment, harassment, discrimination, or retaliation.

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Exhibit 2.1

(n) Neither the Company nor any of its Subsidiaries is a government contractor or subcontractor for any purposes of any law with respect to the terms and conditions of employment.

(o) To the Knowledge of the Company, (i) none of the Company’s employees or Contingent Workers is subject to any noncompete, nonsolicit, nondisclosure, confidentiality, employment, consulting or other Contract that restricts or prohibits the performance of duties for or services to the Company and (ii) none of the Company’s employees or Contingent Workers is in violation of any noncompete, nonsolicit, nondisclosure, confidentiality, or other such obligation owed to the Company.

(p) The consummation of the Contemplated Transactions will not (i) entitle any employee or Contingent Worker of the Company to severance pay, unemployment compensation, bonus payment or any other payment, (ii) accelerate the time of payment for vesting of, or increase the amount of compensation due to, any such employee or Contingent Worker or (iii) entitle any such employee or Contingent Worker to terminate, shorten or otherwise change the terms of the employee’s employment.

3.18 Environmental Matters. Since January 1, 2022, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2022, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2022, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.

3.19 Insurance. The Company has made available to Insight accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2022, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

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Exhibit 2.1

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2022, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Shares or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22 Privacy and Data Security. The Company complies and, since January 1, 2022, has complied in all material respects with all applicable Privacy Laws and the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Data of any individuals (including, without limitation, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with the Company in connection with the operation of the Company’s business. To the Knowledge of the Company, the Company has implemented and maintains reasonable written policies and procedures, satisfying, in all material respects, the requirements of applicable Privacy Laws concerning the privacy, security, collection and use of Personal Data (the “Privacy Policies”) and, since January 1, 2022, has complied in all material respects with the same, except for such noncompliance as has not, to the Knowledge of the Company, had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no claims have been asserted or threatened against the Company by any Person alleging a violation of applicable Privacy Laws, Privacy Policies and/or terms of any Company Contracts relating to privacy, security, collection or use of Personal Data of any individuals. To the Knowledge of the Company, since January 1, 2022, there have been no material data security incidents, Personal Data breaches related to Personal Data of any individuals or Company data in the custody or control of the Company or any service provider acting on behalf of the Company, in each case where such data security incident or Personal data breach would result in a notification obligation to any Person under applicable Privacy Law or pursuant to the terms of any applicable Company Contract.

3.23 Anti-Corruption.

(a) In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has directly or indirectly (i) given any funds (whether of the Company or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has not received any written communication (or, to the Knowledge

47

Exhibit 2.1

of the Company, any other communication) by a Governmental Authority that alleges any of the foregoing. The Company has disclosed to Insight any and all allegations to the Knowledge of the Company that have been made of any potential wrongdoing by the Company or by any director, officer, employee, agent or representative of the Company (acting in the capacity of a director, officer, employee, agent or representative of the Company) with respect to any Anti-Corruption Law.

(b) There are not, and in the past five (5) years, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of the Company, threatened in writing against the Company, any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company). In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any Anti-Corruption Law.

3.24 Sanctions Law. In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and in the past five (5) years, there have not been, any Legal Proceedings, allegations, investigations or inquiries by any Governmental Authority concerning any actual or suspected violations of any Sanctions Law pending or to the Knowledge of the Company threatened in writing against the Company, any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company). Neither the Company nor any director, officer or employee of any of the Company, is a Sanctioned Person. In the past five (5) years, the Company has not engaged in, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.

3.25 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Insight nor any other person on behalf of Insight makes any express or implied representation or warranty with respect to Insight or with respect to any other information provided to the Company, any of its Subsidiaries or shareholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Insight set forth in Section 4 (in each case as qualified and limited by the Insight Disclosure Schedule)) none of the Company, its Subsidiaries or any of their respective Representatives or shareholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Insight and Merger Subs.

Except (i) as set forth in the Insight Disclosure Schedule or (ii) as disclosed in the Insight SEC Documents filed with the SEC before the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed

48

Exhibit 2.1

with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Insight SEC Documents shall be deemed to be disclosed in a section of the Insight Disclosure Schedule only to the extent that is readily apparent from a reading of such Insight SEC Document that is applicable to such section or subsection of the Insight Disclosure Schedule, Insight and Merger Subs represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Insight and each of its Subsidiaries, other than Merger Subs, is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate or similar power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound, except, solely with respect to Insight’s Subsidiaries, as would not, individually or in the aggregate, reasonably be expected to have an Insight Material Adverse Effect.

(b) Each of Merger Sub I and Merger Sub II is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of Merger Sub I and Merger Sub II was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

(c) Insight is licensed and qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Insight Material Adverse Effect.

(d) Except as set forth on Section 4.1(d) of the Insight Disclosure Schedule, Insight has no Subsidiaries other than Merger Subs and Insight does not own any shares of capital stock of, or any equity ownership or profit-sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Subs. Insight is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Insight has not agreed and is not obligated to make, nor is Insight bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Insight has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Insight has delivered to the Company accurate and complete copies of Insight’s Organizational Documents. Insight is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Each of Insight and Merger Subs has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Insight Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of

49

Exhibit 2.1

Insight and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Insight Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Insight vote to approve the Contemplated Transactions, including the issuance of shares of Insight Common Stock to the shareholders of the Company and, if deemed necessary or appropriate by the parties, an amendment to Insight’s certificate of incorporation to effect the Reverse Stock Split pursuant to the terms of this Agreement. The Merger Sub I Board has: (i) duly determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub I, (ii) deemed advisable and approved this Agreement, the First Plan of Merger and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole shareholder of Merger Sub I vote to adopt this Agreement and the First Plan of Merger and thereby approve the Contemplated Transactions. The Merger Sub II Board has: (i) duly determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub II, (ii) deemed advisable and approved this Agreement, the Second Plan of Merger and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole shareholder of Merger Sub II vote to adopt this Agreement and the Second Plan of Merger and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Insight and Merger Subs and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Insight and Merger Subs, enforceable against each of Insight and Merger Subs in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of a majority of (a) the shares of Insight Common Stock properly cast is the only vote of the holders of any class or series of Insight’s capital stock necessary to approve the proposals set forth in Sections 6.3(a)(i) and (ii), including the issuance of shares of Insight Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (b) if deemed necessary or appropriate by Insight and the Company, the shares of Insight Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Insight’s capital stock necessary to approve an amendment to Insight’s certificate of incorporation to effect the Reverse Stock Split and approve the proposal set forth in 6.3(a)(iv) (such vote in the foregoing clauses (a) and (b) collectively, the “Required Insight Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to compliance with any applicable antitrust Law, obtaining the Required Insight Stockholder Vote, the Merger Sub I Written Resolution (as defined below), the Merger Sub II Written Resolution (as defined below) and the filing of each of the First Plan of Merger and Second Plan of Merger with the Registrar of Companies pursuant to the CICA, neither (x) the execution, delivery or performance of this Agreement by Insight or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the respective Organizational Documents of Insight or Merger Subs;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Insight or any of the assets owned or used by Insight, is subject;

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Exhibit 2.1

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Insight;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Insight Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Insight Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Insight Material Contract, (C) accelerate the maturity or performance of any Insight Material Contract or (D) cancel, terminate or modify any term of any Insight Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Insight (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Insight Disclosure Schedule under any Insight Material Contract, (ii) the Required Insight Stockholder Vote, (iii) the Merger Sub I Written Resolution, (iv) the Merger Sub II Written Resolution, (v) the filing of the First Plan of Merger and the Second Plan of Merger with the Registrar of Companies pursuant to the CICA and (vi) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Insight was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Insight Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Insight Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, any Insight Stockholder Support Agreements or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Insight consists of (i) 150,000,000 shares of Insight Common Stock, par value $0.001 per share of which 48,258,411 shares are issued and outstanding as of December 13, 2024 (the “Capitalization Date”), which includes 8,000,000 shares of non-voting Insight Common Stock, par value $0.0001 per share, of which 6,368,586 shares are issued and outstanding as of the Capitalization Date, and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.001 per share, of which no shares are issued and outstanding as of the Capitalization Date. Insight does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Insight Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Insight Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Insight Common Stock is subject to any right of first refusal in favor of Insight. Except as contemplated herein, there is no Insight Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Insight Common Stock. Insight is not under any obligation, nor is Insight bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Insight Common Stock or other securities. Section 4.6(b) of the Insight Disclosure Schedule accurately and completely describes all repurchase rights held by Insight with respect to shares of Insight Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

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Exhibit 2.1

(c) Except for the Insight 2016 Stock Incentive Plan and the Insight 2021 Stock Option and Incentive Plan (each as amended and collectively, the “Insight Stock Plans”) and the Insight 2021 Employee Stock Purchase Plan (as amended, the “Insight ESPP”), and except as set forth on Section 4.6(c) of the Insight Disclosure Schedule, Insight does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, Insight has reserved 13,147,972 shares of Insight Common Stock for issuance under the Insight Stock Plans, of which 13,147,972 shares have been issued and are currently outstanding, 8,103,554 shares have been reserved for issuance upon exercise of Insight Options and 4,328,286 shares remain available for future issuance pursuant to the Insight Stock Plans. As of the date of this Agreement, Insight has reserved 346,613 shares of Insight Common Stock for future issuance pursuant to the Insight ESPP. Section 4.6(c) of the Insight Disclosure Schedule sets forth the following information with respect to each Insight Option outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of Insight Common Stock subject to such Insight Option at the time of grant, (iii) the number of shares of Insight Common Stock subject to such Insight Option as of the date of this Agreement, (iv) the exercise price of such Insight Option, (v) the date on which such Insight Option was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Insight Option expires and (viii) whether such Insight Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Except as set forth on Section 4.6(c) of the Insight Disclosure Schedule, no vesting of Insight Options will accelerate in connection with the closing of the Contemplated Transactions, except as contemplated by this Agreement. Insight has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Insight has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Insight Stock Plans and any amendments thereto.

(d) Except for the outstanding Insight Options or as set forth on Section 4.6(d) of the Insight Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Insight, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Insight, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Insight is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Insight. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Insight.

(e) All outstanding shares of Insight Common Stock, and all outstanding shares underlying Insight Options and other securities of Insight, including securities reserved pursuant to the Insight ESPP, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Insight Options granted pursuant to the Insight Stock Plans, (i) each grant was duly authorized no later than the date on which the grant was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Insight Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents and the award agreement covering such grant (if any) was duly executed and delivered by each party thereto, (ii) each Insight Option grant was made in all material respects in accordance with the terms of the Insight Stock Plan pursuant to which it was granted and, to the Knowledge of Insight, all other applicable Law and regulatory rules or requirements.

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Exhibit 2.1

4.7 SEC Filings; Financial Statements.

(a) Insight has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports, schedules, exhibits and other documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2022 (the “Insight SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Insight SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Insight’s Knowledge, as of the time they were filed, none of the Insight SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Insight SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Insight SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with U.S. GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Insight as of the respective dates thereof and the results of operations and cash flows of Insight for the periods covered thereby. Other than as expressly disclosed in the Insight SEC Documents filed prior to the date hereof, there has been no material change in Insight’s accounting methods or principles that would be required to be disclosed in Insight’s financial statements in accordance with U.S. GAAP. The books of account and other financial records of Insight and each of its Subsidiaries are true and complete in all material respects.

(c) Insight’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Insight, “independent” with respect to Insight within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Insight, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Insight Disclosure Schedule, Insight has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Insight Common Stock on Nasdaq. Insight has not disclosed any unresolved comments in the Insight SEC Documents.

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Exhibit 2.1

(e) Since January 1, 2022, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Insight, the Insight Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Insight Disclosure Schedule, Insight is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Insight maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Insight maintains records that in reasonable detail accurately and fairly reflect Insight’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Insight Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Insight’s assets that could have a material effect on Insight’s financial statements. Insight has evaluated the effectiveness of Insight’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Insight SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Insight has disclosed to Insight’s auditors and the Audit Committee of the Insight Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Insight’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Insight’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Insight SEC Documents filed prior to the date hereof, Insight has not identified any material weaknesses in the design or operation of Insight’s internal control over financial reporting.

(h) Insight’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Insight in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Insight’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are reasonably effective. Insight has carried out the evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(i) As of the date hereof and as of the date of effectiveness of the Registration Statement, Insight qualifies and will qualify, as applicable, as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K as promulgated under the Securities Act and an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Insight Disclosure Schedule, between the date of the Insight Unaudited Interim Balance Sheet and the date of this Agreement, Insight has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Insight Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

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Exhibit 2.1

4.9 Absence of Undisclosed Liabilities. As of the date of this Agreement, Insight does not have any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with U.S. GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Insight Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Insight since the date of the Insight Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Insight under Insight Contracts, (d) Liabilities incurred in connection with an Insight Legacy Transaction or the Contemplated Transactions and (e) Liabilities described in Section 4.9 of the Insight Disclosure Schedule.

4.10 Title to Assets. Insight owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Insight Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Insight as being owned by Insight. All of such assets are owned or, in the case of leased assets, leased by Insight free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Except as listed in Section 4.11 of the Insight Disclosure Schedule, Insight does not own and has never owned any real property. Insight has made available to the Company (a) an accurate and complete list of all real properties with respect to which Insight directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Insight and (b) copies of all leases under which any such real property is possessed (the “Insight Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Insight Disclosure Schedule is an accurate, true and complete listing of all Insight Registered IP.

(b) Section 4.12(b) of the Insight Disclosure Schedule accurately identifies all material Insight Contracts pursuant to which Insight IP Rights are licensed to Insight (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Insight products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents, products or other materials or services, in each case under consulting agreements, material transfer agreements, laboratory services agreements, vendor agreements, clinical trial related agreements, or supply agreements, (C) any confidential information provided under confidentiality agreements and (D) agreements between Insight and its employees in Insight’s standard form thereof) (each material Insight Contract, an “Insight In-bound License”).

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Exhibit 2.1

(c) Section 4.12(c) of the Insight Disclosure Schedule accurately identifies each Insight Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Insight IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) any Insight IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers (including under clinical trial related agreements) for the sole purpose of enabling such academic collaborator, supplier or service providers to supply materials or provide services for Insight’s benefit or in the case of academic institutions, to perform research, and (iii) any Insight IP Rights non-exclusively licensed to a third party under material transfer agreements where the license is ancillary to the use of the transferred materials by such third party) (each such material Insight Contract, an “Insight Out-bound License”).

(d) Insight has delivered or made available to the Company, a complete and accurate copy of all Insight In-bound Licenses and Insight Out-bound Licenses. With respect to each of Insight In-bound Licenses and Insight Out-bound Licenses: (i) each such agreement is valid, binding on, enforceable against Insight or its Subsidiaries, as applicable, in accordance with its terms, subject to the Enforceability Exceptions, (ii) Insight has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither Insight nor its Subsidiaries, and to the Knowledge of Insight, no other party to any such agreement, is in breach or default thereof in any material respect.

(e) To the Knowledge of Insight, neither the manufacture, marketing, license, sale, offering for sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by Insight (i) violates any Insight Material Contract, nor (ii) infringes or misappropriates any Intellectual Property of any other Person. To the Knowledge of Insight, no third party is infringing upon any Patents owned by Insight within the Insight IP Rights, or violating any license or agreement with Insight relating to any Insight IP Rights or is in violation of any Insight Material Contract under which Company has out-licensed any Insight IP Rights.

(f) As of the date of this Agreement, Insight is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Insight Registered IP, other than ordinary course of prosecution and maintenance of such Insight Registered IP. Insight has not received any written notice asserting that Insight has infringed or misappropriated or violated the rights of any other Person.

(g) To the Knowledge of Insight, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Insight conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have an Insight Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Insight has or purports to have an ownership interest has been impaired as determined by Insight in accordance with U.S. GAAP.

(h) Except as set forth in the Contracts listed on Section 4.12(b) or Section 4.12(c) of the Insight Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Insight (i) Insight is not bound by any Contract the primary purpose of which is to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim relating to Intellectual Property which is material to Insight taken as a whole and (ii) Insight has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

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Exhibit 2.1

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Insight Disclosure Schedule identifies each Insight Contract, other than any Insight Employee Plan, that is in effect as of the date of this Agreement and is:

(i) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) a Contract to which Insight is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, Insight in excess of $500,000;

(iii) a Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(iv) a Contract with any current Insight Associate (A) requiring payments by Insight in excess of $150,000 in annual base compensation or (B) that is not terminable by Insight or its Subsidiaries on thirty (30) calendar days’ or less notice without payment of severance, termination payment or other liability, except to the extent general principles of wrongful termination Law may limit Insight’s, its Subsidiaries or such successor’s ability to terminate employees at will;

(v) an Insight Real Estate Lease or a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Insight Disclosure Schedule;

(vi) a Contract providing for severance, termination compensation, retention or stay pay, change in control payments or transaction-based bonuses;

(vii) a Labor Agreement;

(viii) a Contract containing (A) any covenant limiting the freedom of Insight, its Affiliates or the Second Surviving Company to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Insight’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision, (D) any non-solicitation provision, or (E) any grant of any option to any Intellectual Property, in each case to the benefit of the counterparty thereto;

(ix) a Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Insight or its Affiliates in connection with the Contemplated Transactions;

(x) a Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of Insight or any of its Subsidiaries or any loans or debt obligations with officers or directors of Insight;

(xi) a Contract relating to capital expenditures and requiring payments by Insight or any of its Subsidiaries after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancellable without financial penalty;

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Exhibit 2.1

(xii) a Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property of the Company, Insight or any of their Affiliates at the time of or immediately after the First Effective Time; or

(xiii) a Contract which would give rise to or otherwise result in proxy statement disclosure pursuant to Item 404 of Regulation S-K.

(b) Insight has delivered or made available to the Company accurate and complete copies of all Contracts to which Insight is a party or by which it is bound of the type described in clauses (i)-(xiii) of the immediately preceding sentence (any such Contract, a “Insight Material Contract”), including all amendments thereto. There are no Insight Material Contracts that are not in written form. Insight has not nor, to Insight’s Knowledge as of the date of this Agreement, has any other party to an Insight Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Insight Material Contract in such manner as would permit any other party to cancel or terminate any such Insight Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Insight Material Adverse Effect. As to Insight, as of the date of this Agreement, each Insight Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating or has a right pursuant to the terms of any Insight Material Contract to change, any material amount paid or payable to Insight under any Insight Material Contract or any other material term or provision of any Insight Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Insight is, and since January 1, 2022, has complied in all material respects with, is not in violation in any material respect of, and has not received any written notices of violation with respect to, applicable Law.

(b) Insight is and, since January 1, 2022, has been in compliance in all material respects with all Health Care Laws applicable to Insight. Since January 1, 2022, Insight has not received any notice alleging any material violation with respect to any applicable Health Care Laws. There are no restrictions upon Insight that have resulted from conduct in violation of any Health Care Law.

(c) Insight is not currently and has not, since January 1, 2022, been: (i) a party to the terms of a corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by the Office of Inspector General of the Department of Health and Human Services or any other Governmental Authority; (ii) subject of any pending third party audit, other than routine customer audits, or investigation; (iii) named as a defendant in any action under the federal False Claims Act or any state equivalent; or (iv) subject to any search warrant, subpoena, or civil investigative demand from any Governmental Authority with respect to any alleged violation of Law by Insight, and no such enforcement, regulatory or administrative proceeding is pending or threatened.

(d) The Insight product candidates are being, and, since January 1, 2022, have been, developed, tested, manufactured, labeled, distributed and stored, as applicable, in compliance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and Public Health Service Act (42 U.S.C. § 262 et seq.), as amended, and applicable regulations promulgated by the FDA and comparable applicable Laws outside of the United States, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Insight Material Adverse Effect. To the extent the foregoing representation and warranty is made with respect to activities conducted by third parties, such representation and warranty is made solely to the Knowledge of Insight.

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Exhibit 2.1

(e) Since January 1, 2022, Insight has not (i) made an untrue statement of a material fact or a fraudulent statement to the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) failed to make a statement to the FDA, in each such case, related to the business of Insight, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, an Insight Material Adverse Effect. Since January 1, 2022, Insight and any of its directors, officers, employees, or to the Knowledge of Insight, its contractors, have not been excluded from participation in any Federal Health Care Program or, to the Knowledge of Insight, engaged in any conduct for which Insight or any of its directors, officers, employees, or contractors could be excluded from participating in any Federal Health Care Program.

(f) Insight and its Subsidiaries hold the respective licenses, certificates, clearances, approvals, permits or other authorizations or registrations set forth in Section 4.14(f) of the Insight Disclosure Schedule (the “Insight Scheduled Permits”). The Insight Scheduled Permits represent all the licenses, certificates, clearances, approvals, permits or other authorizations or registrations required for Insight to comply in all material respects with all Laws, including Health Care Laws, and all such Insight Scheduled Permits are valid and in full force and effect. Insight and its Subsidiaries have not received any written notice or other written communication, any oral notice or other oral communication from any Governmental Authority regarding (i) any actual or possible violation of applicable Law or any Insight Scheduled Permit or any failure to comply with any term or requirement of any Insight Scheduled Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Insight Scheduled Permit.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15 of the Insight Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Insight, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Insight or any Insight Associate (in his or her capacity as such) or any of the material assets owned or used by Insight or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Insight, or any of the material assets owned or used by Insight is subject. To the Knowledge of Insight, no officer or other Key Employee of Insight is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Insight or to any material assets owned or used by Insight.

4.16 Tax Matters.

(a) Each of Insight and Merger Subs has timely filed (taking into account automatic extensions of time to file) all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where Insight does not file Tax Returns that Insight is subject to taxation by that jurisdiction.

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Exhibit 2.1

(b) All material Taxes due and owing by Insight (whether or not shown on any Tax Return) have been paid. Since the date of the Insight Unaudited Interim Balance Sheet, Insight has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, other than in connection with the transactions contemplated by this Agreement.

(c) Each of Insight and Merger Subs has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of Insight.

(e) No deficiencies for material Taxes with respect to Insight have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Insight. Insight has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Insight is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes.

(g) Insight has never been a (i) member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Insight) or (ii) party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Insight does not have any Liability for the Taxes of any Person (other than Insight and Merger Subs) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(h) Insight has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Insight has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Insight does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(k) Insight is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(l) Insight has not taken, or agreed to take, any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of Insight, no facts or circumstances exist that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

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Exhibit 2.1

4.17 Employee and Labor Matters; Benefit Plans.

(a) Neither Insight nor any of its Subsidiaries is, or has ever been, a party to, bound by, or has a duty to bargain under, any Labor Agreement, and there are no labor organizations representing or, to the Knowledge of Insight, purporting to represent or seeking to represent any employees of Insight or its Subsidiaries. There is not and has never been any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute or any threat thereof, affecting Insight or any of its Subsidiaries.

(b) Section 4.17(b) of the Insight Disclosure Schedule lists all material Insight Employee Plans. True, complete and correct copies of the following documents, with respect to each Insight Employee Plan, where applicable, have previously been made available to the Company: (i) all documents embodying or governing such Insight Employee Plan (or for unwritten Insight Employee Plans a written description of the material terms of such Insight Employee Plan) and any funding medium for the Insight Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(c) Each Insight Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Insight, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Insight Employee Plan or the exempt status of any related trust or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(d) Each Insight Employee Plan has been established, administered, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including the Code ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Insight, threatened with respect to any Insight Employee Plan. All payments and/or contributions required to have been made with respect to all Insight Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Insight Employee Plan and applicable Law. The Company Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code. No Company Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Insight, threatened with respect to any Insight Employee Plan, and to the Knowledge of Insight, there is no reasonable basis for any such litigation or proceeding.

(e) Neither Insight nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Insight nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(f) Except as set forth in Section 4.17(f) of the Insight Disclosure Schedule, no Insight Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Neither Insight nor any of its Subsidiaries sponsors or maintains any self-funded medical or long-term disability benefit plan.

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Exhibit 2.1

(g) No Insight Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(h) No Insight Options or other equity-based awards issued or granted by Insight are subject to the requirements of Code Section 409A. Each Insight Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Insight 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Insight 409A Plan is or, when made in accordance with the terms of the Insight 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(i) Insight and each of its Subsidiaries is, and at all times during the past five (5) years has been, in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting labor and employment matters, including, without limitation, employment practices, terms and conditions of employment, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. Insight and each of its Subsidiaries, in each case, with respect to the Insight Associates has at all times: (i) withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, and not been liable for any arrears, Taxes or penalty for failure to comply with any of the foregoing, (ii) paid all wages, salaries, wage premiums, commissions, bonuses, severance payments, expense reimbursements, fees and other compensation that has come due and payable to such Insight Associates under applicable Laws, Contracts, or benefit plans or policies, and (iii) not been liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are, and during the past five (5) years have been, no actions, suits, claims, administrative matters or other Legal Proceedings pending or, to the Knowledge of Insight, threatened against Insight or any of its Subsidiaries relating to any Insight Associate, employment agreement, Insight Employee Plan (other than routine claims for benefits) or other labor or employment matter. To the Knowledge of Insight, there are, and during the past five (5) years have been, no pending or threatened claims or actions against Insight, any of its Subsidiaries, any Insight trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither Insight nor any Subsidiary thereof is or has ever been a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(j) Neither Insight nor any of its Subsidiaries has or at any time during the past five (5) years has had any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee or (ii) any employee currently or formerly classified as exempt from overtime wages under applicable wage and hour Law.

(k) Within the past three (3) years, neither Insight nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.

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Exhibit 2.1

(l) Neither Insight nor any of its Subsidiaries is, nor has Insight or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no, and for the past five (5) years has been no, claim, labor dispute, grievance or other Legal Proceeding pending or, to the Knowledge of Insight, threatened or reasonably anticipated relating to any labor or employment matter, including, without limitation, any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Insight Associate, including charges of unfair labor practices or discrimination complaints.

(m) There is no contract, agreement, plan or arrangement to which Insight or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees for excise Taxes paid pursuant to Section 4999 or Section 409A of the Code.

(n) Except as set forth in Section 4.17(n) of the Insight Disclosure Schedule, neither Insight nor any of its Subsidiaries is a party to any Contract that could, due to the Merger (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or other service provider of Insight or any of its Subsidiaries or (ii) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(o) In the last three (3) years, (i) there have been no reported internal or external complaints accusing any supervisory or managerial employee of Insight or any of its Subsidiaries of sexual harassment, harassment, discrimination, or retaliation, and no investigations as to any such matters and (ii) there has been no settlement of, or payment arising out of or related to, any claim, litigation or complaint with respect to sexual harassment, harassment, discrimination, or retaliation.

(p) Neither Insight nor any of its Subsidiaries is a government contractor or subcontractor for any purposes of any law with respect to the terms and conditions of employment.

(q) To the Knowledge of Insight, (i) no Insight Associate is subject to any noncompete, nonsolicit, nondisclosure, confidentiality, employment, consulting or other Contract that restricts or prohibits the performance of duties for or services to Insight and (ii) no Insight Associate is in violation of any noncompete, nonsolicit, nondisclosure, confidentiality, or other such obligation owed to the Company.

(r) The consummation of the Contemplated Transactions will not (i) entitle any Insight Associate to severance pay, unemployment compensation, bonus payment or any other payment, (ii) accelerate the time of payment for vesting of, or increase the amount of compensation due to, any such Insight Associate or (iii) entitle any such Insight Associate to terminate, shorten or otherwise change the terms of their employment or contract engagement.

4.18 Environmental Matters. Since January 1, 2022, Insight has complied with all applicable Environmental Laws, which compliance includes the possession by Insight of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Insight Material Adverse Effect. Insight has not received since January 1, 2022, any written notice or other communication (in writing or otherwise), whether from a Governmental

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Exhibit 2.1

Authority, citizens group, employee or otherwise, that alleges that Insight is not in compliance with any Environmental Law, and, to the Knowledge of Insight, there are no circumstances that may prevent or interfere with Insight’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Insight Material Adverse Effect. To the Knowledge of Insight: (i) no current or prior owner of any property leased or controlled by Insight has received since January 1, 2022, any written notice or other communication relating to property owned or leased at any time by Insight, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Insight is not in compliance with or violated any Environmental Law relating to such property and (ii) Insight has no material liability under any Environmental Law.

4.19 Insurance. Insight has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Insight and Merger Subs. Each of such insurance policies is in full force and effect and Insight and Merger Subs are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2022, Insight has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Insight and Merger Subs has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Insight for which Insight has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Insight of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Insight SEC Documents filed prior to the date of this Agreement, since the date of Insight’s last proxy statement filed in 2024 with the SEC, no event has occurred that would be required to be reported by Insight pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Insight Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Insight as of the date of this Agreement.

4.21 Subscription Agreement. Neither Insight nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Concurrent Financing other than as set forth in the Subscription Agreement. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Insight and, to the Knowledge of Insight, of each other party thereto, subject to the Enforceability Exceptions. Neither Insight nor, to the Knowledge of Insight, shall any other party thereto be unable to satisfy on a timely basis any term of the Subscription Agreement. There are no conditions precedent related to the consummation of the Concurrent Financing contemplated by the Subscription Agreement, other than the satisfaction or waiver of the conditions expressly set forth in the Subscription Agreement. To the Knowledge of Insight, the proceeds of the Concurrent Financing will be made available to Insight concurrently with the consummation of the Merger.

4.22 No Financial Advisors. Other than Leerink Partners LLC (“Leerink Partners”), no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Insight. Insight has provided to the Company accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Leerink Partners.

4.23 Valid Issuance. The Insight Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

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Exhibit 2.1

4.24 Privacy and Data Security. Insight and its Subsidiaries comply and, since January 1, 2022, have complied in all material respects with all applicable Privacy Laws and the applicable terms of any Insight Contracts relating to privacy, security, collection or use of Personal Data of any individuals (including, without limitation, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Insight or any of its Subsidiaries in connection with the operation of Insight’s or its Subsidiaries’ business. To the Knowledge of Insight, Insight has implemented and maintains reasonable Privacy Policies, satisfying, in all material respects, the requirements of applicable Privacy Laws concerning the privacy, security, collection and use of Personal Data and has since January 1, 2022, complied in all material respects with its Privacy Policies, except for such noncompliance as has not, to the Knowledge of Insight, had, and would not reasonably be expected to have, individually or in the aggregate, an Insight Material Adverse Effect. To the Knowledge of Insight, as of the date hereof, no claims have been asserted or threatened against Insight by any Person alleging a violation of applicable Privacy Laws, Privacy Policies and/or terms of any Insight Contracts relating to privacy, security, collection or use of Personal Data of any individuals. To the Knowledge of Insight, since January 1, 2022, there have been no material data security incidents or Personal Data breaches related to Personal Data or Insight data in the custody or control of Insight or any service provider acting on behalf of Insight or its Subsidiaries, in each case where such data security incident or Personal Data breach would result in a notification obligation to any Person under applicable Privacy Law or pursuant to the terms of any applicable Insight Contract.

4.25 Anti-Corruption.

(a) In the past five (5) years, neither Insight nor Merger Subs, nor any director or officer or, to the Knowledge of Insight, any employee of Insight or Merger Subs (acting in the capacity of a director, officer or employee of Insight or Merger Subs) or, to the Knowledge of Insight or Merger Subs, any representative or agent of Insight or Merger Subs (acting in the capacity of a representative or agent of Insight or Merger Subs), has directly or indirectly (i) given any funds (whether of Insight or Merger Subs or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. For the past five (5) years, neither Insight nor Merger Subs, nor any director or officer or, to the Knowledge of Insight, any employee of Insight or Merger Subs (acting in the capacity of a director, officer or employee of Insight or Merger Subs) or, to the Knowledge of Insight, any representative or agent of Insight or Merger Subs (acting in the capacity of a representative or agent of Insight or Merger Subs), has not received any written communication (or, to the Knowledge of Insight, any other communication) by a Governmental Authority that alleges any of the foregoing. Insight has disclosed to the Company any and all allegations to the Knowledge of Insight that have been made of any potential wrongdoing by Insight, Merger Subs, or by any director, officer, employee, agent or representative of Insight or Merger Subs (acting in the capacity of a director, officer, employee, agent or representative of Insight or Merger Subs) with respect to any Anti-Corruption Law.

(b) There are not, and for the past five (5) years, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of Insight, threatened in writing against Insight, Merger Subs, any director or officer or, to the Knowledge of Insight, any employee of Insight or Merger Subs (acting in the capacity of a director, officer or employee of Insight or Merger Subs) or, to the Knowledge of Insight, any representative or agent of Insight or Merger Subs (acting in the capacity of a representative or agent of Insight or Merger Subs). For the past (5) years, neither Insight nor Merger Subs, nor any director or officer or, to the Knowledge of Insight, any employee of Insight or Merger Subs (acting in the capacity of a director, officer or employee of Insight or Merger Subs) or, to the Knowledge of Insight, any representative or agent of Insight or Merger Subs (acting in the capacity of a representative or agent of Insight or Merger Subs), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any Anti-Corruption Law.

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Exhibit 2.1

4.26 Sanctions Law. For the past (5) years, neither Insight nor Merger Subs, nor any director or officer or, to the Knowledge of Insight, any employee of Insight nor Merger Subs (acting in the capacity of a director, officer or employee of Insight or Merger Subs) or, to the Knowledge of Insight, any representative or agent of Insight nor Merger Subs (acting in the capacity of a representative or agent of Insight nor Merger Subs), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and for the past (5) years, there have not been, any Legal Proceedings, allegations, investigations or inquiries by a Governmental Authority concerning any actual or suspected violations of any Sanctions Law pending or to the Knowledge of Insight threatened in writing against Insight, any director or officer or, to the Knowledge of Insight, any employee of Insight nor Merger Subs (acting in the capacity of a director, officer or employee of Insight nor Merger Subs) or, to the Knowledge of Insight, any representative or agent of Insight nor Merger Subs (acting in the capacity of a representative or agent of Insight nor Merger Subs). Neither Insight nor Merger Subs, nor any director, officer or employee of any of Insight or Merger Subs, is a Sanctioned Person. For the past (5) years, neither Insight nor Merger Subs has engaged in, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.

4.27 Opinion of Financial Advisor. The Insight Board has received the opinion of Leerink Partners, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to Insight. It is agreed and understood that such opinion is for the benefit of the Insight Board and may not be relied upon by the Company. Insight will make available to the Company signed copies of such opinion as soon as possible following the date of this Agreement. Such opinion has not been withdrawn, revoked or otherwise modified.

4.28 No Other Representations or Warranties. Insight hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Insight, Merger Subs or Insight’s stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Insight, Merger Subs or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Insight’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement (including actions in connection with the Concurrent Financing), (ii) as set forth on Section 5.1(a) of the Insight Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Second Effective Time (the “Pre-Closing Period”), Insight shall, subject to Section 5.1(b), use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business.

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Exhibit 2.1

(b) Except (w) as expressly contemplated or permitted by this Agreement (including actions in connection with the Concurrent Financing), (x) as set forth in Section 5.1(b) of the Insight Disclosure Schedule, (y) as required by applicable Law, or (z) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Insight shall not:

(i) except to effect the Excess Dividend (if any), declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Insight Common Stock from terminated employees, directors or consultants of Insight);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Insight Common Stock issued upon the valid exercise or settlement of outstanding Insight Options as applicable, and shares of Insight Common Stock issuable under the Insight ESPP), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(iv) except as required to give effect to anything in contemplation of the Closing (including, if applicable, the Reverse Stock Split), amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, share subdivision, share consolidation or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(v) (A) other than with respect to the Loan Agreement, lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $1,000,000;

(vi) other than as required under the terms of any Insight Employee Plan in effect as of the date hereof or applicable Law, (A) adopt, establish or enter into any Insight Employee Plan, (B) cause or permit any Insight Employee Plan to be amended other than in order to make amendments for the purposes of Section 409A of the Code, (C) increase, amend, or pay any existing, or award any new bonus, incentive compensation, equity, profit-sharing or similar payment, compensation, or benefit to any Insight Associate or other Person, (D) increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any Insight Associate or other Person or (E) increase or amend any existing, or award any new, severance, retention, or change of control benefits offered to any Insight Associate or other Person;

(vii) hire any employee or engage any Contingent Worker, other than to fill vacancies that may arise during the Pre-Closing Period as a result of the voluntary termination of any employee’s and/or Contingent Worker’s service relationship with the Company whose annual base salary is or is expected to be less than $200,000 per year;

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Exhibit 2.1

(viii) enter into any material transaction;

(ix) acquire any material asset;

(x) sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties;

(xi) make, change or revoke any material Tax election, file any amendment making any material change to any Tax Return or adopt or change any material accounting method in respect of Taxes, enter into any Tax closing agreement, settle any income or other material Tax claim or assessment, submit any voluntary disclosure application, enter into any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment, other than any such extension or waiver that is obtained in the Ordinary Course of Business;

(xii) other than in the Ordinary Course of Business and as permitted under Section 5.1(c), enter into, amend in any material respect or terminate any Insight Material Contract;

(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) sell, assign, transfer, license, sublicense or otherwise dispose of any material Insight IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xv) initiate or settle any Legal Proceeding or other claim or dispute involving or against Insight or any Subsidiary of Insight in excess of $1,000,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and that do not impose any material restrictions on the operations or businesses of Insight or any equitable relief on, or the admission of wrongdoing by, Insight; provided that Insight may not waive, settle or compromise any pending or threatened Transaction Litigation without the prior written approval of the Company;

(xvi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

(xvii) forgive any loans to any Person, including its employees, officers, directors or Affiliates; or

(xviii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Insight prior to the First Effective Time. Prior to the First Effective Time, Insight shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

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Exhibit 2.1

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Insight may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of the Insight Legacy Business and/or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Insight Legacy Assets (each, an “Insight Legacy Transaction”); provided, that any such Insight Legacy Transaction shall require, to the extent consistent with applicable Laws, the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such Insight Legacy Transaction would create any post-disposition Liabilities or indemnity obligations for Insight following the Closing.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless Insight shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, subject to Section 5.2(b), use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business.

(b) Except (w) as expressly contemplated or permitted by this Agreement, (x) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (y) as required by applicable Law, or (z) with the prior written consent of Insight (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any share capital; or repurchase, redeem or otherwise reacquire any Company Shares or other securities (except for Company Ordinary Shares from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of the Company Charter or its respective Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock, share capital or other security of the Company or any of its Subsidiaries (except for Company Ordinary Shares issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire shares, any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock, share capital or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $1,000,000;

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Exhibit 2.1

(vi) other than as required under the terms of any Company Employee Plan in effect as of the date hereof or applicable Law: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Company Employee Plan), or, other than to an employee newly hired in the Ordinary Course of Business and broad-based increases in base compensation that are in the Ordinary Course of Business, materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees, or Contingent Workers or (D) materially increase the severance or change of control benefits offered to any Company Associate;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x) make, change or revoke any material Tax election, file any amendment making any material change to any Tax Return or adopt or change any material accounting method in respect of Taxes, enter into any Tax closing agreement, settle any income or other material Tax claim or assessment, submit any voluntary disclosure application, enter into any Tax allocation, Tax sharing or similar agreement (including indemnity agreements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment, other than any such extension or waiver that is obtained in the Ordinary Course of Business;

(xi) other than in the Ordinary Course of Business, enter into, amend in any material respect or terminate any Company Material Contract;

(xii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiii) waive, settle or compromise any pending or threatened Legal Proceeding against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $1,000,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by, the Company;

(xiv) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;

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Exhibit 2.1

(xv) forgive any loans to any Person, including its employees, officers, directors or Affiliates; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Insight, directly or indirectly, the right to control or direct the operations of the Company prior to the First Effective Time. Prior to the First Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.2), the Company may engage in the sale, license, transfer, spinout, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Company Legacy Assets (each, a “Company Legacy Transaction”); provided, that any such Company Legacy Transaction shall require, to the extent consistent with applicable Laws, the prior written consent of Insight (which consent shall not be unreasonably withheld, conditioned or delayed) if such Company Legacy Transaction would create any post-disposition Liabilities or indemnity obligations for Insight following the Closing.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Insight, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer or other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary and (iv) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Insight or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

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Exhibit 2.1

5.4 No Solicitation.

(a) Each of Insight and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders or shareholders (i.e., the Required Company Shareholder Vote, in the case of the Company and its Subsidiaries, or the Required Insight Stockholder Vote, in the case of Insight), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (which is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel that the failure to take such action would be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms (including the amount, form or mix of consideration) thereof), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and material correspondence to or from Insight, any of its Subsidiaries or any of their respective Representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the material terms thereof. Such Party shall keep the other Party reasonably and promptly informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all material verbal or written communications related thereto, together with copies of new written documentation and material correspondence to or from Insight, any of its Subsidiaries or any of their respective Representatives as well as written summaries of any material oral communications.

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Exhibit 2.1

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and shall immediately terminate all physical and electronic data room access previously granted to any such Person (other than the Company and its Representatives) and, within two (2) Business Days, request the destruction or return of any nonpublic information provided to such Person.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Insight, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case of the foregoing clauses (c) and (d) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 7, 8 and 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Insight Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, 8 or 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Insight shall prepare and file with the SEC a proxy statement relating to the Insight Stockholder Meeting to be held in connection with the Contemplated Transactions (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Insight, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Insight Common Stock to be issued by virtue of the Merger in exchange for Company Ordinary Shares. Each of Insight and the Company shall use their commercially reasonable efforts to cause the Registration Statement to be declared effective as promptly as practicable (including responding promptly to any comments or requests of the SEC or its staff related to the Registration Statement), and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Insight Common Stock pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. Insight shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Insight receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the Company a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff and any

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Exhibit 2.1

amendment to the Registration Statement in response thereto prior to filing such amendment. If Insight or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Insight, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement.

(b) Insight covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company or its Subsidiaries to Insight for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Insight makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein.

(c) Insight shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Insight’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Insight, Merger Subs or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and, in the case of the Company, shall cooperate with Insight in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Insight stockholders.

(d) The Company shall reasonably cooperate with Insight and provide, and cause its Representatives to provide, Insight and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Insight to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Insight a consent letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Insight), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement (but in any event by March 31, 2025 (the “Due Date”)), (i) the Company will use commercially reasonable efforts to furnish to Insight audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and (ii) the Company will use commercially reasonable efforts to furnish to Insight unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”, together with Company Audited Financial Statements, “Required Company Financials”), which will comply in form and substance with all requirements necessary to be included in a

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Exhibit 2.1

registration statement on Form S-4 filed with the SEC, including being compliant with the standards of the Public Company Accounting Oversight Board and (x) in the case of Company Audited Financial Statements covered by clause (i), having been audited by a nationally-recognized independent accounting firm including, without limitation, those listed on Section 6.1(e) of the Company Disclosure Schedule, which audit process is complete subject only to delivery of the applicable audit report at filing of the Registration Statement and (y) in the case of Company Interim Financial Statements covered by clause (ii), having been reviewed by a nationally-recognized independent accounting firm pursuant to the applicable review standards. Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with U.S. GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

(f) The Company and Insight shall each bear 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement and any amendments and supplements thereto, and any expenses in connection with the printing, mailing and distribution of the Registration Statement, the Proxy Statement and any amendments and supplements thereto.

6.2 Company Shareholder Meeting.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than five (5) clear Business Days thereafter, the Company shall seek to obtain the Required Company Shareholder Vote pursuant to Section 60 of the CICA, for purposes of (i) adopting and approving this Agreement, the First Plan of Merger and the Second Plan of Merger and the Contemplated Transactions, (ii) approving the Merger and acknowledging that the approval given thereby is irrevocable and (iii) providing any other consents or waivers required by the Company Charter, to consummate this Agreement and the Contemplated Transactions (such matters described in clauses (i) through (iii), the “Company Shareholder Matters”).

(b) Promptly after the execution and delivery of this Agreement, the Company shall prepare, in consultation with and subject to the advance review and reasonable approval of Insight, and cause to be delivered to the Company’s shareholders a notice of general meeting and proxy (the “Notice of Meeting”) for the purpose of, among other things, obtaining the approval of the Company’s shareholders of the Company Shareholder Matters at an extraordinary general meeting of the Company’s shareholders to be called and held in accordance with the Company Charter and the CICA (the “Company Shareholder Meeting”). The Company shall: (i) take all action necessary under applicable Law to call, give such notice of and hold the Company Shareholder Meeting to vote on the Company Shareholder Matters, and deliver all materials required under applicable Law in connection therewith; and (ii) use its reasonable best efforts to solicit proxies in favor of the Company Shareholder Matters from no less than the requisite majority of the Company’s shareholders at the Company Shareholder Meeting, sufficient to approve the Company Shareholder Matters, and shall not submit any other proposal to the Company’s shareholders in connection with the Company Shareholder Meeting without the prior written consent of Insight. The Company shall ensure that all proxies solicited in connection with the Company Shareholder Meeting are solicited in compliance with applicable Laws and upon receipt of the Required Company Shareholder Vote, the Company shall, promptly thereafter, deliver written evidence thereof to Insight. The Company shall set a record date for Persons entitled to notice of, and to vote at, the Company Shareholder Meeting. Each of Insight and the Company agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of such Party or its counsel, may be required or appropriate for inclusion in the Notice of Meeting, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Notice of Meeting. All materials (including any amendments thereto) submitted to the shareholders of the Company in accordance with this Section 6.2(b) shall be subject to Insight’s advance review and reasonable approval.

75

Exhibit 2.1

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s shareholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s shareholders adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Board shall not publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Insight, and no resolution by the Company Board or any committee thereof to withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Insight or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to obtaining the Required Company Shareholder Vote, (x) the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (y) as a result of a Company Intervening Event, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Insight (collectively, a “Company Board Adverse Recommendation Change”) if, but only if,

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Insight) and (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Insight in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided that (A) Insight receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, the identity of the party making the Acquisition Proposal, and written copies of any relevant proposed transaction agreements with respect to a potential Superior Offer, and a summary of material terms and conditions of the Acquisition Proposal that are not in writing, in accordance with Section 5.4(b); (B) during any Notice Period, Insight shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to be reasonably available to, negotiate with Insight in good faith (to the extent Insight desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (C) in the event of any material change or amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration the Company’s shareholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Insight with notice of such material change or amendment, in accordance with Section 5.4(b), and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions); or

76

Exhibit 2.1

(ii) in the case of an Company Intervening Event, in response to such Company Intervening Event, the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Insight); provided, that (x) Insight receives written notice from the Company confirming that the Company Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change and a description of the Company Intervening Event; (y) during any Notice Period, Insight shall be entitled to deliver to the Company one or more proposals with respect to the revisions of the terms or conditions of this Agreement and the Company will, and cause its Representatives to be reasonably available to, negotiate with Insight in good faith (to the extent Insight desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and (z) in the event of any material changes to the facts and circumstances of the Company Intervening Event, the Company shall be required to provide Insight with notice of such material changes, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d)(ii) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the approval by its shareholders of the Company Shareholder Matters in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

6.3 Insight Stockholder Meeting; No Change of Recommendation.

(a) Insight shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Insight Common Stock to consider and vote to approve:

(i) the issuance of Insight Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Insight Common Stock outstanding immediately prior to the Merger to the Company shareholders in connection with the Contemplated Transactions, pursuant to the Nasdaq rules;

(ii) the change of control of Insight resulting from the Merger pursuant to the Nasdaq rules;

(iii) the approval and adoption of the 2025 Equity Incentive Plan and the 2025 ESPP (the “Equity Plan Proposal”); and

(iv) if deemed necessary or appropriate by the parties or as otherwise required by applicable Law, an amendment to Insight’s certificate of incorporation to effect the Reverse Stock Split or to approve an increase in the number of authorized shares of Insight Common Stock (the matters contemplated by the clauses 6.3(a)(i), (ii) and (iv) are referred to as the “Insight Stockholder Matters”, and such meeting, the “Insight Stockholder Meeting”).

77

Exhibit 2.1

The Insight Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Insight shall take reasonable measures to ensure that all proxies solicited in connection with the Insight Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Insight Stockholder Meeting, or a date preceding the date on which the Insight Stockholder Meeting is scheduled, Insight reasonably believes that (A) it will not receive proxies sufficient to obtain the Required Insight Stockholder Vote, whether or not a quorum would be present or (B) it will not have sufficient shares of Insight Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Insight Stockholder Meeting, Insight may postpone or adjourn, or make one or more successive postponements or adjournments of, the Insight Stockholder Meeting as long as the date of the Insight Stockholder Meeting is not postponed or adjourned more than an aggregate of ten (10) calendar days in connection with any postponements or adjournments, provided, however, that more than one such postponement or adjournment shall not be permitted without the Company’s prior written consent.

(b) Insight agrees that, subject to Section 6.3(c): (i) the Insight Board shall recommend that the holders of Insight Common Stock vote to approve the Insight Stockholder Matters and the Equity Plan Proposal and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Insight Board recommends that Insight’s stockholders vote to approve the Insight Stockholder Matters and the Equity Plan Proposal (the recommendation of the Insight Board being referred to as the “Insight Board Recommendation”) and (iii) (1) the Insight Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Insight Board shall not publicly propose to withhold, amend, withdraw or modify the Insight Board Recommendation) in a manner adverse to the Company, (2) no resolution by the Insight Board or any committee thereof to withhold, amend, withdraw or modify the Insight Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (3) the Insight Board shall not fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any failure to take any of the actions set forth in the clauses (i) through (iii) or any action that is prohibited to be taken in the clauses (i) through (iii), collectively, an “Insight Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, if at any time prior to the approval of the Insight Stockholder Matters by the Required Insight Stockholder Vote, (i) Insight receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Insight Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (ii) as a result of an Insight Intervening Event, the Insight Board may make an Insight Board Adverse Recommendation Change if, but only if:

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (A) the Insight Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Insight Board Recommendation would be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by the Company); and (B) Insight has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided, that (x) the Company receives written notice from

78

Exhibit 2.1

Insight confirming that the Insight Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Insight Board Adverse Recommendation Change, the identity of the party making the Acquisition Proposal, and written copies of any relevant proposed transaction agreements with respect to a potential Superior Offer and a summary of material terms and conditions of the Acquisition Proposal that are not in writing, in accordance with Section 5.4(b), (y) during any Notice Period, the Company shall be entitled to deliver to Insight one or more counterproposals to such Acquisition Proposal and Insight will, and cause its Representatives to be reasonably available to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any material change or amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration the Insight’s stockholders would receive as a result of such potential Superior Offer), Insight shall be required to provide the Company with notice of such material change or amendment, in accordance with Section 5.4(b), and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Insight Board shall not make an Insight Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(ii) in the case of an Insight Intervening Event, in response to such Insight Intervening Event, the Insight Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Insight Board Recommendation would be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by the Company); provided that (1) the Company receives written notice from Insight confirming that the Insight Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Insight Board Adverse Recommendation Change and a description of the Insight Intervening Event; (2) during any Notice Period, the Company shall be entitled to deliver to the Insight one or more proposals with respect to the revisions of the terms or conditions of this Agreement and Insight will, and cause its Representatives to be reasonably available to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and (3) in the event of any material changes to the facts and circumstances of the Insight Intervening Event, Insight shall be required to provide the Company with notice of such material changes, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c)(ii) and the Insight Board shall not make an Insight Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(d) Nothing contained in this Agreement shall prohibit Insight or the Insight Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Insight or the Insight Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Insight is unable to take a position with respect to the bidder’s tender offer unless the Insight Board determines in good faith, after consultation with its outside legal counsel, that such statement would be inconsistent with its fiduciary duties under applicable Law.

(e) Insight’s obligation to call, give notice and hold the Insight Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Insight Board Recommendation.

79

Exhibit 2.1

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to cooperate with the other and consummate the Contemplated Transactions in the most expeditious manner practicable. Without limiting the generality of the foregoing, each Party: (i) shall promptly make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party to any Governmental Authority in connection with the Contemplated Transactions, (ii) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of this Agreement.

6.5 Treatment of Company Options.

(a) Subject to Section 6.5(c) and except as set out in Section 5.2(b)(vi) of the Company Disclosure Schedule, at the First Effective Time, each Company Option that is outstanding and unexercised immediately prior to the First Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Insight Common Stock, and Insight shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Ordinary Shares under Company Options assumed by Insight shall thereupon be converted into rights with respect to Insight Common Stock in a manner consistent with the requirements of the Code and applicable Treasury Regulations, including Treasury Regulation Section 1.409A-1(b)(5)(D) (each such Company Option, an “Assumed Option”). Accordingly, from and after the First Effective Time: (i) each Assumed Option may be exercised solely for shares of Insight Common Stock, (ii) the number of shares of Insight Common Stock subject to each Assumed Option shall be determined by multiplying (A) the number of Company Ordinary Shares that were subject to such Company Option, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Insight Common Stock, (iii) the per share exercise price for the Insight Common Stock issuable upon exercise of each Assumed Option shall be determined by dividing (A) the per share exercise price of Company Ordinary Share subject to such Company Option, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iv) any restriction on the exercise of any Assumed Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option or Company Plan, such Assumed Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Insight Common Stock subsequent to the First Effective Time and (B) the post-Closing Insight Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Insight. Notwithstanding anything to the contrary in this Section 6.5(a), the conversion and/or assumption of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Insight Common Stock shall be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b) Insight shall file with the SEC, as soon as reasonably practicable after the First Effective Time, a registration statement on Form S-8, if available for use by Insight, relating to the shares of Insight Common Stock issuable with respect to Company Options assumed by Insight in accordance with Section 6.5(a).

80

Exhibit 2.1

(c) Prior to the First Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 6.5 and to ensure that, from and after the First Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 6.5.

6.6 Treatment of Insight Options.

(a) Subject to Section 6.18, and the provisions of this Section 6.6(a), prior to the Closing, the Insight Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that the vesting of each unexpired, unexercised and unvested Insight Option shall be accelerated in full effective as of immediately prior to the First Effective Time, contingent on the occurrence of the Closing, and each unexpired, unexercised and fully vested Insight Option (i) granted under the Insight 2021 Stock Option and Incentive Plan (each, a “2021 Insight Option”) shall automatically be cancelled and extinguished as of the First Effective Time and, in exchange therefor, each former holder of any such 2021 Insight Option shall have the right to receive from Insight or the Surviving Company a number of shares of Insight Common Stock equal to the Option Value and (ii) each Insight Option granted under the 2016 Stock Incentive Plan (each, a “2016 Insight Option”) shall remain outstanding pursuant to its terms, unless the holder of such 2016 Insight Option shall have agreed for such 2016 Insight Option to be cancelled and extinguished as of the First Effective Time and, in exchange therefor, each former holder of any such 2016 Insight Option shall have the right to receive from Insight or the Surviving Company a number of shares of Insight Common Stock equal to the Option Value. For purposes of this Section 6.6(a), with respect to each Insight Option, the “Option Value” is equal to (A) the product of (x) the aggregate number of shares of Insight Common Stock subject to or underlying such Insight Option multiplied by (y) (i) the Insight In-the-Money Price, minus (ii) the exercise or strike price of the Insight Option, divided by (B) the Insight In-The-Money Price. As of the First Effective Time, each unexpired and unexercised Insight Option with a per share exercise price or strike price that is equal to or greater than the Insight In-the-Money Price shall be cancelled for no consideration. Notwithstanding anything herein to the contrary, the tax withholding obligations required by Law for each holder receiving shares of Insight Common Stock in accordance with the preceding sentence shall be satisfied by Insight withholding from issuance that number of shares of Insight Common Stock calculated by multiplying the required statutory withholding rate for such holder in connection with such issuance by the number of shares of Insight Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities.

(b) Prior to the First Effective Time, Insight shall take all actions that may be necessary (under any Insight Stock Plan, or otherwise) to effectuate the provisions of this Section 6.6 and to ensure that, from and after the First Effective Time, holders of Insight Options have no rights with respect thereto other than those specifically provided in this Section 6.6.

6.7 Insight Employee Benefits. 6.8 Insight shall comply with its obligations with respect to any severance, retention, change of control or similar payment obligations in the agreements specified on Section 6.7 of the Insight Disclosure Schedule, subject to the terms and provisions of such agreements.

6.8 Indemnification of Officers and Directors.

81

Exhibit 2.1

(a) From the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, each of Insight and the Second Surviving Company shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the First Effective Time, a director or officer of Insight or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Insight or of the Company, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted Insight’s Organizational Documents or the Company’s Organizational Documents, as applicable, or pursuant to any indemnification agreements between Insight or the Company, as applicable, and such D&O Indemnified Parties. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Insight and the Second Surviving Company, jointly and severally, upon receipt by Insight or the Second Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any such person to whom expenses are advanced provides an undertaking to Insight, to the extent then required by the DGCL or CICA, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the First Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP, or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the certificate of incorporation and bylaws of Insight with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Insight that are presently set forth in the certificate of incorporation and bylaws of Insight shall not be amended, modified or repealed for a period of six years from the First Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the First Effective Time, were officers or directors of Insight, unless such modification is required by applicable Law. The Organizational Documents of the Second Surviving Company shall contain, and Insight shall cause the Organizational Documents of the Second Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Company Charter.

(c) From and after the First Effective Time, (i) the Second Surviving Company shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company Charter and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time and (ii) Insight shall fulfill and honor in all respects the obligations of Insight to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Insight’s Organizational Documents and pursuant to any indemnification agreements between Insight and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time.

(d) From and after the First Effective Time, Insight shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Insight. In addition, Insight shall purchase, prior to the First Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Insight’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the First Effective Time with respect to any claim related to any period of time at or prior to the First Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Insight’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Insight by reason of him or her serving in such capacity that existed or occurred at or prior to the First Effective Time (including in connection with this Agreement or the Contemplated Transactions).

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Exhibit 2.1

(e) The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Insight and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(f) In the event Insight or the Second Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Insight or the Second Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.8. Insight shall cause the Second Surviving Company to perform all of the obligations of the Second Surviving Company under this Section 6.8.

6.9 Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any public disclosure or making any announcement to Insight Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Insight may make internal announcements to employees and make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Insight in compliance with this Section 6.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal, Insight Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to Insight only, pursuant to Section 6.3(d).

6.10 Listing. At or prior to the First Effective Time, Insight shall (a) use its commercially reasonable efforts to maintain its existing listing on Nasdaq until the First Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq; (b) (i) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Insight Common Stock being issued in the Merger, and (ii) use its commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the First Effective Time; and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for Insight Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to use commercially reasonably efforts to cause such Nasdaq Listing Application to be conditionally approved prior to the First Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such Party with respect to the Nasdaq Listing Application and promptly furnish to such Party all information concerning itself, its members and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.10. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application.

83

Exhibit 2.1

6.11 Transaction Litigation. Insight shall promptly notify the Company in writing of, shall keep the Company promptly informed regarding any such Transaction Litigation, and shall give the Company the opportunity to participate in the defense and settlement of, any Transaction Litigation (including by allowing the Company to offer comments or suggestions with respect to such Transaction Litigation, which Insight shall consider in good faith). Insight shall give the Company the opportunity to consult with counsel to Insight regarding the defense and settlement of any such Transaction Litigation, and in any event, Insight shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, and notwithstanding anything to the contrary in any indemnification agreements Insight has entered into, following the First Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such D&O Indemnified Parties prior to the First Effective Time to defend any Transaction Litigation on behalf of, and to the extent such Transaction Litigation is against, the D&O Indemnified Parties.

6.12 Tax Matters.

(a) Each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, or knowingly fail to take any action, whether before or after the First Effective Time, where such action or failure could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Each Party shall promptly notify the other Parties in writing if, before the Closing Date, such Party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification).

(b) If, in connection with the preparation and filing of the Registration Statement and Proxy Statement, the SEC requests or requires that a tax opinion be prepared and submitted in such connection, Goodwin Procter LLP and Cooley LLP shall use commercially reasonable efforts to cause such tax counsel to furnish such opinion(s), subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger (“Tax Opinions”). In connection with the rendering of such Tax Opinions, Insight and the Company shall deliver to tax counsel customary Tax representation letters reasonably satisfactory to such tax counsel, dated and executed as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Registration Statement and Proxy Statement.

(c) Each of the Parties shall (and shall cause their respective Affiliates to) reasonably cooperate in the preparation, execution and filing of all Tax Returns, and any Tax audit or other proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax audit or other proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) At least ten Business Days prior to Closing, Insight will provide the Company with its analysis, including reasonable supporting calculations, regarding whether any “disqualified individuals” (within the meaning of Section 280G of the Code) are to receive any “excess parachute payment” within the meaning of Section 280G of the Code in connection with the Contemplated Transactions. The parties will use commercially reasonable efforts to discuss any reasonable objections to such determinations provided and, following such discussions, the parties agree that its tax reporting will be consistent with the determinations absent manifest error.

84

Exhibit 2.1

(e) At or prior to the Closing, the Company shall provide Insight a properly executed certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Insight; provided, however, that Insight’s sole recourse with respect to the failure of the Company to comply with this Section 6.12(e) will be to withhold the appropriate Taxes from the Merger Consideration as required by applicable Law.

6.13 Directors and Officers. The Parties shall take all necessary action so that immediately after the First Effective Time, (i) the Insight Board is comprised of seven (7) members, with two (2) such members designated by Insight prior to the Closing by written notice to the Company; three (3) such members designated by the Company prior to the Closing by written notice to Insight; one (1) such member (who will be independent of the Parties) to be mutually agreed upon by the Parties; and one (1) such member as designated in Section 6.13 of the Company Disclosure Schedule, as may be updated prior to the Closing; and (ii) the individuals who are mutually agreed upon by the Company and Insight are appointed to the positions of officers of Insight (which in the case of the chief executive officer shall be a third party not from either Insight or the Company). If any Person designated as a member of the Company Board is unable or unwilling to serve as a director, as set forth therein, the Party designating such Person (as set forth in this Section 6.13) shall designate an alternative.

6.14 Termination of Certain Agreements and Rights. The Company shall use commercially reasonable efforts to cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Shares, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to or concurrently with the First Effective Time, without any liability being imposed on the part of Insight or the Second Surviving Company.

6.15 Section 16 Matters. Prior to the First Effective Time, Insight shall take all such steps as may be required to cause any acquisitions of Insight Common Stock and any options to purchase Insight Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Insight, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Allocation Certificate and Insight Outstanding Shares Certificate.

(a) The Company will prepare and deliver to Insight at least two (2) Business Days following the final determination of Net Cash a certificate signed by a duly authorized officer of the Company in a form reasonably acceptable to Insight setting forth (as of immediately prior to the First Effective Time) (i) each holder of Company Shares or Company Options, (ii) such holder’s name and address, (iii) the number and type of Company Shares held and/or underlying the Company Options as of the Closing Date for each such holder and (iv) the number of shares of Insight Common Stock to be issued to such holder, or to underlie any Insight Option to be issued to such holder, pursuant to this Agreement in respect of the Company Shares or Company Options held by such holder as of immediately prior to the First Effective Time (the “Allocation Certificate”).

85

Exhibit 2.1

(b) Insight will prepare and deliver to the Company at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Insight in a form reasonably acceptable to the Company, setting forth (as of immediately prior to the First Effective Time) (i) each record holder of Insight Options, (ii) such record holder’s name and address and (iii) the number of shares of Insight Common Stock held and/or underlying the Insight Options as of the First Effective Time for such holder (the “Insight Outstanding Shares Certificate”).

6.17 Legends. Insight shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Insight Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Insight for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Insight Common Stock.

6.18 Reverse Stock Split. If deemed advisable by the Company, Insight shall submit to Insight’s stockholders at the Insight Stockholder Meeting a proposal to approve and adopt an amendment to Insight’s certificate of incorporation to authorize the Insight Board to effect the Reverse Stock Split and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Stock Split.

6.19 Lock-Up Agreements. Prior to the First Effective Time, each of Insight and the Company will use commercially reasonable efforts to cause, the Persons listed on Section A of the Insight Disclosure Schedule and Section A of the Company Disclosure Schedule, respectively, to execute and deliver Lock-Up Agreements substantially in the form attached hereto as Exhibit C.

6.20 Insight SEC Documents. From the date of this Agreement until the Second Effective Time, Insight shall use reasonable best efforts to timely file with the SEC all Insight SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Insight SEC Document filed by Insight with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

6.21 Insight Vote. Immediately following the execution and delivery of this Agreement, Insight, in its capacity as the sole shareholder of each of Merger Sub I and Merger Sub II, will execute and deliver to the Company written consents approving the First Merger and Second Merger in accordance with the CICA and Merger Sub I and Merger Sub II’s Organizational Documents, as applicable. Insight shall cause Merger Subs to comply with all of its respective obligations under this Agreement and Merger Subs shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

6.22 2025 Plans.

(a) Prior to the First Effective Time, the Insight Board will adopt the 2025 Equity Incentive Plan, subject to the Closing and effective as of the Second Effective Time, and will include provisions in the Registration Statement for the stockholders of Insight to approve the 2025 Equity Incentive Plan. Subject to the approval of the 2025 Equity Incentive Plan by the stockholders of Insight prior to the First Effective Time, Insight shall file with the SEC, promptly after the Second Effective Time and at the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Insight, relating to the shares of Insight Common Stock issuable with respect to the 2025 Equity Incentive Plan.

(b) Prior to the First Effective Time, the Insight Board will adopt the 2025 ESPP, subject to the Closing and effective as of the Second Effective Time, and will include provisions in the Registration Statement for the stockholders of Insight to approve the 2025 ESPP. Subject to the approval of the 2025 ESPP by the stockholders of Insight prior to the First Effective Time, Insight shall file with the SEC, promptly after the Second Effective Time and the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Insight, relating to the shares of Insight Common Stock issuable with respect to the 2025 ESPP.

86

Exhibit 2.1

Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Shareholder Approval. (a) Insight shall have obtained the Required Insight Stockholder Vote, and (b) the Company shall have obtained the Required Company Shareholder Vote.

7.4 Nasdaq Listing. The approval of the listing of the additional shares of Insight Common Stock on Nasdaq shall have been obtained and the shares of Insight Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

7.5 Effectiveness of Subscription Agreement. The Subscription Agreement evidencing the Concurrent Financing shall be in full force and effect and provide for cash proceeds of not less than $50,000,000, which gross proceeds will be received by Insight immediately prior to or immediately following the Closing in connection with the consummation of the First Merger and in accordance with the terms of Subscription Agreement.

Section 8. Additional Conditions Precedent to Obligations of Insight and Merger Subs. The obligations of Insight and Merger Subs to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Insight, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in material all respects as of such date). The representations and warranties of the Company set forth in Section 3.8(a) shall have been true and correct in all respects as of the date of this Agreement. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the representations and warranties set forth in Section 3.8(a)) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other

87

Exhibit 2.1

materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

8.3 Closing Certificate. Insight shall have received a certificate executed a duly authorized officer of the Company certifying (a) that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 6.16 is true and accurate in all respects as of the Closing Date.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Company Lock-Up Agreements. Insight shall have received the Company Lock-Up Agreements from the officers, directors and 5% or greater shareholders (together with their Affiliates) of the Company, each of which will continue to be in full force and effect as of immediately following the First Effective Time.

8.6 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Insight Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in material all respects as of such date). The representations and warranties of Insight set forth in Section 4.8(a) shall have been true and correct in all respects as of the date of this Agreement. The representations and warranties of Insight and Merger Subs contained in this Agreement (other than the Insight Fundamental Representations and the representations and warranties set forth in Section 4.8(a)) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Insight Material Adverse Effect (without giving effect to any references therein to any Insight Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Insight Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

88

Exhibit 2.1

9.2 Performance of Covenants. Insight and Merger Subs shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the First Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Insight confirming that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Insight who are not to continue as officers or directors of Insight pursuant to Section 6.13 hereof; and

(c) the Insight Outstanding Shares Certificate.

9.4 No Insight Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Insight Material Adverse Effect that is continuing.

9.5 Insight Lock-Up Agreements. The Company shall have received the Insight Lock-Up Agreements from those directors of Insight that will be continuing following the Closing (together with their Affiliates), each of which will continue to be in full force and effect as of immediately following the First Effective Time.

9.6 Minimum Cash. If the Closing Date occurs prior to May 1, 2025, Insight will have at least $95,000,000 in Net Cash (“Minimum Cash”).

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the First Effective Time (whether before or after approval of the Company Shareholder Matters by the Required Company Shareholder Vote and whether before or after approval of the Insight Stockholder Matters by the Required Insight Stockholder Vote, unless otherwise specified below):

(a) by mutual written consent of Insight and the Company;

(b) by either Insight or the Company if the First Merger shall not have been consummated by July 31, 2025 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company, on the one hand, or Insight, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the First Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) calendar days prior to the End Date, then either the Company or Insight shall be entitled to extend the End Date for an additional sixty (60) calendar days;

(c) by either Insight or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

89

Exhibit 2.1

(d) by Insight if the Required Company Shareholder Vote shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Shareholder Vote has been obtained, Insight may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Insight or the Company if (i) the Insight Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Insight’s stockholders shall have taken a final vote on the Insight Stockholder Matters and (ii) the Insight Stockholder Matters shall not have been approved at the Insight Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Insight Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Insight where the failure to obtain the Required Insight Stockholder Vote shall have been caused by the action or failure to act of Insight and such action or failure to act constitutes a material breach by Insight of this Agreement;

(f) by the Company (within ten (10) Business Days of notice of the applicable the occurrence of an Insight Triggering Event and prior to the approval of the Insight Stockholder Matters by the Required Insight Stockholder Vote) if an Insight Triggering Event shall have occurred;

(g) by Insight (within ten (10) Business Days of notice of the applicable the occurrence of a Company Triggering Event and prior to the approval of the Company Shareholder Matters by the Required Company Shareholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Insight or Merger Subs or if any representation or warranty of Insight or Merger Subs shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the representations and warranties or breach by Insight or Merger Subs is curable by Insight or Merger Subs, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Insight or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Insight or Merger Subs (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Insight or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Insight or Merger Subs is cured prior to such termination becoming effective);

(i) by Insight, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that Insight is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from Insight to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Insight to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

90

Exhibit 2.1

(j) by Insight, if the Required Company Financials have not been provided by the Company to Insight on or before the Due Date; provided, however, that the right to terminate this Agreement under this Section 10.1(j) shall only be available to Insight if the action or failure to act (or the timing of such actions or failures) of the Company has been the principal cause of the failure to provide the Required Company Financials on or before the Due Date.

(k) By the Company, if Insight fails to make a validly requested Term Loan advance under the Loan Agreement within one (1) Business Day of the conditions in Sections 3(a), (b), and (c) of the Loan Agreement being satisfied.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Section 11, and the provisions of the Confidentiality Agreement, shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for intentional fraud or for any willful and material breach of any representation or warranty, or any willful and material breach of any covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.10 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the First Merger is consummated.

(b) If this Agreement is terminated (i) by the Company pursuant to Section 10.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)), or (ii) (A) by either the Company or Insight pursuant to Section 10.1(b) or Section 10.1(e) or by the Company pursuant to Section 10.1(h), (B) at any time after the date of this Agreement and prior to the Insight Stockholder Meeting an Acquisition Proposal with respect to Insight shall have been publicly announced, disclosed or otherwise communicated to the Insight Board (and shall not have been withdrawn) and (C) within nine (9) months after the date of such termination, Insight enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Insight shall pay to the Company, within five (5) Business Days after termination (or, in the case of clause (ii), upon the earlier to occur of such entry into a definitive agreement and the consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $5,000,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated (i) by Insight pursuant to Section 10.1(g) (or at the time this Agreement is terminated, Insight had the right to terminate this Agreement pursuant to Section 10.1(g)), or (ii) (A) by the Company or Insight pursuant to Section 10.1(b) or by Insight pursuant to or Section 10.1(d) or Section 10.1(i), (B) at any time after the date of this Agreement and before obtaining the Required Company Shareholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (C) within nine (9) months after the date of such termination, the Company enters

91

Exhibit 2.1

into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Insight, within five (5) Business Days after termination (or, in the case of clause (ii), upon the earlier to occur of such entry into a definitive agreement and the consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $4,500,000 (the “Insight Termination Fee”).

(d) If this Agreement is terminated by the Company pursuant to Section 10.1(f) or Section 10.1(h), Insight shall reimburse the Company for all reasonable and documented out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,000,000, by wire transfer of same-day funds within five (5) Business Days following the date on which the Company submits to Insight true and correct copies of reasonable documentation supporting such expenses (“Company Expense Reimbursement”). Any Company Expense Reimbursement shall be credited against the payment of the Company Termination Fee, if applicable.

(e) If this Agreement is terminated by Insight pursuant to Section 10.1(g) or Section 10.1(i), the Company shall reimburse Insight for all reasonable out-of-pocket fees and expenses incurred by Insight in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,000,000, by wire transfer of same-day funds within five (5) Business Days following the date on which Insight submits to the Company true and correct copies of reasonable documentation supporting such expenses (“Insight Expense Reimbursement”). Any Insight Expense Reimbursement shall be credited against the payment of the Insight Termination Fee, if applicable.

(f) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable and documented costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(g) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in clauses (b), (c), (d) and (e) of this Section 10.3, it being understood that in no event shall either Insight or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the Company Termination Fee or the Insight Termination Fee, as applicable, by Insight or the Company, respectively, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, shareholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to

92

Exhibit 2.1

be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(g) shall limit the rights of the Parties under Section 11.10.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations, warranties and covenants of the Company, Insight and Merger Subs contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the First Effective Time, and only the covenants that by their terms survive the First Effective Time and this Section 11 shall survive the First Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the Company, Merger Subs and Insight at any time (whether before or after obtaining the Required Company Shareholder Vote or before or after obtaining the Required Insight Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s shareholders, no amendment shall be made which by Law requires further approval of such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Subs and Insight.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings (including the Exclusivity Agreement), both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

93

Exhibit 2.1

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws, provided, that to the extent applicable, the effects of the First Merger and Second Merger shall be governed by and in accordance with the CICA and any other matters that as a matter of the laws of the Cayman Islands are required to be governed by the laws of the Cayman Islands shall be governed by, and construed in accordance with, the laws of the Cayman Islands, without regard to laws that may be applicable under conflicts of laws principles that would cause the application of the laws of any jurisdiction other than the Cayman Islands to such matters. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Insight or Merger Subs:

Ikena Oncology, Inc.
645 Summer Street, Suite 101
Boston, MA 02210
Attention:	Mark Manfredi
Jotin Marango
Email:	[●]
[●]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	John T. Haggerty
Email:	jhaggerty@goodwinlaw.com

and

94

Exhibit 2.1

Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
United States
Attention:	Amanda J. Gill
Email:	agill@goodwinlaw.com

if to the Company:

Inmagene Biopharmaceuticals
12526 High Bluff Drive
Suite 345
San Diego, CA 92130
Attention:	Jonathan Wang, PhD
Email:	[●]

with a copy to (which shall not constitute notice):

Cooley LLP
10265 Science Center Drive
San Diego, CA 92121-1117
Attention:	Patrick Loofbourrow; Rama Padmanabhan
Email:	loof@cooley.com; padmanabhan@cooley.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction

95

Exhibit 2.1

or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.13) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.12 Representation. Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, and notwithstanding anything to the contrary in any indemnification agreements Insight has entered into, following the First Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such D&O Indemnified Parties prior to the First Effective Time to defend any Transaction Litigation on behalf of, and to the extent such Transaction Litigation is against, the D&O Indemnified Parties.

[Remainder of page intentionally left blank]

96

Exhibit 2.1

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

IKENA ONCOLOGY, INC.

By:	/s/ Mark Manfredi, Ph.D.
Name:	Mark Manfredi, Ph.D.
Title:	Chief Executive Officer

INSIGHT MERGER SUB I

By:	/s/ Owen Hughes
Name:	Owen Hughes
Title:	Director

INSIGHT MERGER SUB II

By:	/s/ Owen Hughes
Name:	Owen Hughes
Title:	Director

Exhibit 2.1

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

INMAGENE BIOPHARMACEUTICALS

By:	/s/ Jonathan Wang, PhD
Name:	Jonathan Wang, PhD
Title:	Chief Executive Officer

Exhibit A

Ikena Oncology, Inc.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of December 23, 2024, is made by and among Ikena Oncology, Inc., a Delaware corporation (“Insight”), Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock of Insight.

WHEREAS, Insight, Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a wholly owned subsidiary of Insight (“Merger Sub I”), Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a wholly owned subsidiary of Insight (“Merger Sub II”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub I with and into the Company, and the merger of the Company with and into Merger Sub II (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole voting power with respect to (or to direct the voting of) the number of shares of Insight Common Stock and/or holds Insight Options to acquire the number of shares of Insight Common Stock indicated opposite such Stockholder’s name on Schedule 1 attached hereto (the “Shares”);

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company entering into the Merger Agreement, each Stockholder, Insight and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Insight or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Insight, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered), as applicable, covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the Insight Stockholder Matters; (ii) against any Acquisition

A-1

Exhibit A

Proposal or Acquisition Inquiry, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions; (iii) against each of the following actions (other than with respect to an Insight Legacy Transaction or the Merger and the other Contemplated Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange or other business combination involving Insight, (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the assets of Insight that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, (C) any reorganization, recapitalization, dissolution or liquidation of Insight or any of its Affiliates, (D) any amendment to Insight’s Organizational Documents, which amendment would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, and (E) any material change in the capitalization of Insight or Insight’s corporate structure; and (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Insight Stockholder Matters. Such Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the First Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, (c) such date and time as an Insight Board Adverse Recommendation Change is made in accordance with Section 6.3(c) of the Merger Agreement, or (d) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of Insight that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Insight Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation

A-2

Exhibit A

of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Insight Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Insight, or in broker-assisted cashless exercises, as payment for the (i) exercise price of such Stockholder’s Insight Options and (ii) taxes applicable to the exercise of such Stockholder’s Insight Options, (3) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a transfer to a beneficiary, provided, that in each such case the applicable transferee has agreed in writing to be bound by the terms and conditions of this Agreement, (4) transfers to another holder of Insight Common Stock that has signed a voting agreement in the same form as this Agreement, and (5) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares or New Shares covered hereby shall occur (including a transfer or disposition permitted by (1)-(5) of this Section 4, sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares or New Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Insight and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Insight, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

A-3

Exhibit A

(c) such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Insight or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

A-4

Exhibit A

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to the Shares and New Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and New Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Insight, Merger Sub I and Merger Sub II to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares and New Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares and New Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares and New Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding Insight or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Insight, (b) furnish any non-public information regarding Insight to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding Insight, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding Insight, (d) approve, endorse or recommend any Acquisition Proposal, (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding Insight (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Insight, (g) initiate a stockholders’ vote or action by consent of the Insight’s stockholders with respect to an Acquisition Proposal or Acquisition Inquiry regarding Insight, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Insight that takes any action in support of an Acquisition Proposal or Acquisition Inquiry regarding Insight or (i) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or other Representative of such Stockholder or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

A-5

Exhibit A

8. No Legal Actions. Each Stockholder will not in its capacity as a stockholder of Insight bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Insight Board, constitutes a breach of any fiduciary duty of the Insight Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of Insight and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Insight and/or holder of Insight Options and not in such Stockholder’s capacity as a director, officer or employee of Insight or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Insight in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Insight or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Insight or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Insight or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Insight or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

A-6

Exhibit A

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Insight may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Stockholder hereby agrees that Insight and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Insight or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Insight and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Insight or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Insight, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the

A-7

Exhibit A

offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other parties’ prior written consent shall be void and of no effect.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Insight to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Insight, as applicable, with respect to any other stockholder of Insight who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Insight. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

A-8

Exhibit A

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Insight Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Insight, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Insight, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to stockholders of Insight as well as holders of Insight Options, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Insight, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Insight, the Company or the Second Surviving Company) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that Insight, the Company, Merger Sub I and Merger Sub II are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

A-9

Exhibit A

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” refers to such agreement as amended or modified, solely to the extent such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to such Stockholder, or (b) have otherwise been agreed to in writing by such Stockholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

A-10

Exhibit A

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature

Signature Page to Insight Support Agreement

Exhibit A

EXECUTED as of the date first above written.

IKENA ONCOLOGY, INC.

By:
Name:	Mark Manfredi, Ph.D.
Title:	President and Chief Executive Officer

INMAGENE BIOPHARMACEUTICALS

By:
Name:	Jonathan Wang
Title:	Chief Executive Officer

Signature Page to Insight Support Agreement

Exhibit A

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Insight Common Stock	Insight Options

Exhibit B

INMAGENE BIOPHARMACEUTICALS

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of December 23, 2024, is made by and among Ikena Oncology, Inc., a Delaware corporation (“Insight”), Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”), and the undersigned holders (each a “Shareholder”) of share capital of the Company.

WHEREAS, the Company, Insight, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a wholly owned subsidiary of Insight (“Merger Sub I”), and Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a wholly owned subsidiary of Insight (“Merger Sub II”), have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub I with and into the Company (the “First Merger”), and the merger of the Company with and into Merger Sub II;

WHEREAS, each Shareholder beneficially owns and has sole voting power with respect to (or to direct the voting of) the number of Company Shares and/or holds Company Options to acquire the number of Company Shares indicated opposite such Shareholder’s name on Schedule 1 attached hereto (the “Shares”);

WHEREAS, as an inducement and a condition to the willingness of Insight to enter into the Merger Agreement, each Shareholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Insight entering into the Merger Agreement, each Shareholder, Insight and the Company agree as follows:

1. Agreement to Vote Shares. Each Shareholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the Shareholders of the Company or any adjournment or postponement thereof with respect to the First Merger, the Merger Agreement or any Acquisition Proposal, such Shareholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted) covering all of the Shares and any New Shares that Shareholder shall be entitled to so vote: (i) in favor of (A)(1) adopting and approving the Merger Agreement, the First Plan of Merger and the Contemplated Transactions, (2) approving the First Merger and

Exhibit B

acknowledging that the approval given thereby is irrevocable and (3) providing any other consents or waivers required by the Company Charter to consummate the Merger Agreement and the Contemplated Transactions and (B) waiving any notice that may have been or may be required relating to the First Merger or other Contemplated Transactions; (ii) against any Acquisition Proposal or Acquisition Inquiry, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the First Merger and any of the other Contemplated Transactions; (iii) against each of the following actions (other than with respect to a Company Legacy Transaction or the First Merger and the other Contemplated Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange or other business combination involving the Company, (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the assets of the Company that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the First Merger and any of the other Contemplated Transactions, (C) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its Affiliates, (D) any amendment to the Company’s Organizational Documents, which amendment would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the First Merger and any of the other Contemplated Transactions, and (E) any material change in the capitalization of the Company or the Company’s corporate structure; and (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Company Shareholder Matters. Such Shareholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the First Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, (c) such date and time as a Company Board Adverse Recommendation Change is made in accordance with Section 6.2(d) of the Merger Agreement, or (d) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Acquisitions. Each Shareholder agrees that any Company Shares or other equity securities of the Company that such Shareholder acquires or with respect to which such Shareholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a share subdivision or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Shareholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this

Exhibit B

Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Shareholder may make (1) transfers by will or by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Shareholder’s Company Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company as payment for the (i) exercise price of such Shareholder’s Company Options and (ii) taxes applicable to the exercise of such Shareholder’s Company Options, (3) if such Shareholder is a partnership or limited liability company, a transfer to one or more partners or members of such Shareholder or to an Affiliated corporation, trust or other Entity under common control with such Shareholder, or if such Shareholder is a trust, a transfer to a beneficiary, provided, that in each such case the applicable transferee has agreed in writing to be bound by the terms and conditions of this Agreement, (4) transfers to another holder of Company Shares that has signed a voting agreement in the same form as this Agreement, and (5) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares or New Shares covered hereby shall occur (including a transfer or disposition permitted by (1)-(5) of this Section 4, sale by a Shareholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares or New Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Shareholder. Each Shareholder hereby, severally but not jointly, represents and warrants to Insight and the Company as follows:

(a) If such Shareholder is an Entity: (i) such Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Shareholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Shareholder have been duly authorized by all necessary action on the part of such Shareholder and no other proceedings on the part of such Shareholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Shareholder is an individual, such Shareholder has the legal capacity to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby;

Exhibit B

(b) this Agreement has been duly executed and delivered by or on behalf of such Shareholder and, to such Shareholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Insight, constitutes a valid and binding agreement with respect to such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) such Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1, which constitute all of the Shares owned by the Shareholder as of the date hereof. Such Shareholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of such Shareholder, the execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of his, her or its obligations hereunder and the compliance by such Shareholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Shareholder is a party or by which such Shareholder is bound, or any Law, statute, rule or regulation to which such Shareholder is subject or, in the event that such Shareholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Shareholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Shareholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Shareholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Insight or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Shareholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Shareholder, threatened against such Shareholder that would reasonably be expected to prevent or delay the performance by such Shareholder of his, her or its obligations under this Agreement in any material respect.

Exhibit B

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Shareholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Shareholder’s true and lawful attorney and irrevocable proxy to vote and exercise all voting and related rights, including the right to sign such Shareholder’s name (solely in its capacity as a Shareholder) to any Shareholder consent, if Shareholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to the Shares and New Shares solely with respect to the matters set forth in Section 1 hereof. Each Shareholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Shareholder with respect to the Shares and New Shares and represents that none of such previously-granted proxies are irrevocable. The Shareholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Insight, Merger Sub I and Merger Sub II to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Shareholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Shareholder and the obligations of such Shareholder shall be binding on such Shareholder’s heirs, personal representatives, successors, transferees and assigns. Each Shareholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares and New Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares and New Shares that are owned beneficially by the Shareholder but are not held of record by the Shareholder, the Shareholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares and New Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Shareholder shall not, directly or indirectly, (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding the Company or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (b) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding the Company, (d) approve, endorse or recommend any Acquisition Proposal, (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding the Company (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (g) initiate a Shareholders’ vote or action by consent of the Company’s Shareholders with respect to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal or Acquisition Inquiry regarding the Company or (i) propose or agree to do any of the foregoing. In the event that such

Exhibit B

Shareholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or other Representative of such Shareholder or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. No Legal Actions. Each Shareholder will not in its capacity as a Shareholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Shareholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of Insight and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Shareholder solely in such Shareholder’s capacity as a Shareholder of the Company and/or holder of Company Options and not in such Shareholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Shareholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Insight or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Shareholder, and the Company shall not have

Exhibit B

authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company, or exercise any power or authority to direct such Shareholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Insight may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Shareholder hereby agrees that Insight and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Insight or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Shareholder’s counsel. Prior to the Closing, each Shareholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Insight and the Company, provided that the foregoing shall not limit or affect any actions taken by such Shareholder (or any affiliated officer or director of such Shareholder) that would be permitted to be taken by such Shareholder, Insight or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Shareholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Insight, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Shareholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

Exhibit B

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other parties’ prior written consent shall be void and of no effect.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Insight to such Shareholder shall be construed as a waiver of any rights or remedies of the Company or Insight, as applicable, with respect to any other Shareholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such Shareholder or with respect to any subsequent breach of Shareholder or any other such Shareholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

Exhibit B

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the Company Charter, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Shareholder may be waived, amended or otherwise modified in a writing signed by Insight, the Company and such Shareholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to Shareholders of the Company as well as holders of Company Options, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Shareholder has had an opportunity to review with its own tax advisors the tax consequences of the First Merger and the Contemplated Transactions. The Shareholder understands that it must rely solely on its advisors and not on any statements or representations made by Insight, the Company or any of their respective agents or representatives. The Shareholder understands that such Shareholder (and not Insight, the Company or the Second Surviving Company) shall be responsible for such Shareholder’s tax liability that may arise as a result of the First Merger or the Contemplated Transactions. The Shareholder understands and acknowledges that Insight, the Company, Merger Sub I and Merger Sub II are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

Exhibit B

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” refers to such agreement as amended or modified, solely to the extent such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to such Shareholder, or (b) have otherwise been agreed to in writing by such Shareholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

Exhibit B

EXECUTED as of the date first above written.

[SHAREHOLDER]

Signature

Signature Page to Company Support Agreement

Exhibit B

EXECUTED as of the date first above written.

IKENA ONCOLOGY, INC.

By:
Name:
Title:

INMAGENE BIOPHARMACEUTICALS

By:
Name:
Title:

Signature Page to Company Support Agreement

Exhibit B

SCHEDULE 1

Name, Address and Email Address of Shareholder

Number of Company Ordinary Shares	Number of Company Options

Number of Company Series Seed Preferred Shares

Number of Company Series A Preferred Shares

Number of Company Series B Preferred Shares

Number of Company Series C-1 Preferred Shares

Number of Company Series C-2 Preferred Shares

Exhibit C

LOCK-UP AGREEMENT

[DATE]

Ikena Oncology, Inc.

645 Summer Street, Suite 101

Boston, MA, 02210

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Ikena Oncology, Inc., a Delaware corporation (“Insight”), has entered into an Agreement and Plan of Merger, dated as of December 23, 2024 (as the same may be amended from time to time, the “Merger Agreement”) with Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Insight Common Stock or any securities convertible into or exercisable or exchangeable for Insight Common Stock (including without limitation, (a) Insight Common Stock or such other securities of Insight which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Insight which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit and (c) Insight Common Stock or such other securities of Insight to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Insight Common Stock or other securities, in cash or otherwise; or

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Insight Common Stock or any security convertible into or exercisable or exchangeable for Insight Common Stock (other than such rights set forth in the Merger Agreement).

Exhibit C

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any of the undersigned’s Family Members;

(ii)

if the undersigned is a corporation, partnership or other Entity, (A) to another corporation, partnership, or other Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned or (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders); or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a)(i) or (a)(iii), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Insight a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Insight Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Insight Common Stock (including a net or cashless exercise of an option to purchase Insight Common Stock), and any related transfer of shares of Insight Common Stock to Insight for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Insight Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Insight of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement or any other transfer of securities of Insight to Insight pursuant to arrangements under which Insight has the option to repurchase such securities;

(d) transfers to Insight in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Insight Common Stock settled in Insight Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Insight Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Insight Common Stock; provided that, such plan does not provide for any transfers of Insight Common Stock during the Restricted Period;

Exhibit C

(f) transfers or sales by the undersigned of shares of Insight Common Stock purchased by the undersigned on the open market following the Closing Date;

(g) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Insight’ capital stock involving a change of control of Insight, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h)  pursuant to an order of a court or regulatory agency;

(i) sales or other transfers with the prior written consent of Insight; or

(j) transfers by the undersigned of Insight Common Stock, if any, purchased from Insight immediately following the Effective Time pursuant to the Subscription Agreement.

and provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Insight Common Stock or in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Insight Common Stock settled in Insight Common Stock that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Insight prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Insight. In furtherance of the foregoing, the undersigned agrees that Insight and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Insight may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Insight Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason or the Closing does not occur by July 31, 2025, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Insight and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.

Exhibit C

Any and all remedies herein expressly conferred upon Insight or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Insight or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Insight and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Insight and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Insight or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Insight or the Company with respect thereto.

In the event that any holder of Insight’ securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Insight to sell or otherwise transfer or dispose of shares of Insight Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Insight Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Insight to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Insight Common Stock in an aggregate amount in excess of 1% of the number of shares of Insight Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Insight will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or book entry notations representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Insight, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Exhibit C

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed By Ikena Oncology, Inc.:

By:
Name:	Mark Manfredi, Ph.D.
Title:	President and Chief Executive Officer

Accepted and Agreed by Inmagene Biopharmaceuticals

By:
Name:	Jonathan Wang
Title:	Chief Executive Officer

[Signature Page to Lock-up Agreement]

Exhibit D

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is made and entered into as of December 23, 2024 (the “Effective Date”) by and among Ikena Oncology, Inc., a Delaware corporation (the “Company”), and the purchasers listed on the signature pages hereto (each a “Purchaser” and together the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in SECTION 9 hereof.

RECITALS

WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D promulgated by the United States Securities and Exchange Commission (the “Commission”) under the 1933 Act;

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire, severally and not jointly, to purchase from the Company, up to $75,000,000 of shares of Common Stock, par value $0.001 (the “Common Stock”) at a purchase price equal to the Purchase Price (defined below), each in accordance with the terms and provisions of this Agreement; and

WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Insight Merger Sub I, Insight Merger Sub II, and Inmagene Biopharmaceuticals (“Inmagene”), dated as of the date hereof (the “Merger Agreement”), pursuant to which Insight Merger Sub I will merge with and into Inmagene, with Inmagene surviving and becoming a wholly owned subsidiary of the Company and immediately following such merger, Inmagene will merger with and into Insight Merger Sub II, with Insight Merger Sub II surviving and becoming a wholly owned subsidiary of the Company (the “Merger”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Authorization of Shares. The Company has authorized the sale and issuance of shares of Common Stock on the terms and subject to the conditions set forth in this Agreement. The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the “Shares.”

SECTION 2. Sale and Purchase of the Shares.

2.01 Closing. Upon the terms and subject to the conditions herein contained, the Company agrees to sell to each Purchaser, and each Purchaser agrees to purchase from the Company, at a closing (the “Closing” and the date of the Closing, the “Closing Date”) to occur immediately following the Second Effective Time (as such term is defined in the Merger Agreement), that number of Shares set forth opposite such Purchaser’s name on the Schedule of Purchasers under the heading “Closing Shares” for the purchase price to be paid by each Purchaser set forth opposite such Purchaser’s name on the Schedule of Purchasers.

Exhibit D

2.02 Payment of Purchase Price; Delivery of Shares. Upon not less than three (3) Business Days’ written notice from (or on behalf of) the Company to each Purchaser (the “Closing Notice”) of the anticipated Closing Date and wire instructions for delivery of such Purchaser’s applicable purchase price set forth opposite such Purchaser’s name on the Schedule of Purchasers, at or prior to the Closing, each Purchaser will pay the applicable purchase price set forth opposite such Purchaser’s name on the Schedule of Purchasers by wire transfer of immediately available funds in accordance with such wire instructions provided by (or on behalf of) the Company in the Closing Notice. If the Closing does not occur within three (3) Business Days after the expected Closing Date, unless otherwise agreed by the Company and such Purchaser, the Company shall promptly (but no later than one (1) Business Day thereafter) return to each Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser all funds previously paid by such Purchaser to the Company in respect of the purchase price for Shares to be purchased hereunder (if any). On the Closing Date, the Company will (a) cause its transfer agent to issue the Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 7) and the Company shall provide evidence of such issuance from the Company’s transfer agent on or as soon as reasonably practicable following the Closing Date to each Purchaser.

SECTION 3. Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company and Leerink Partners LLC (the “Placement Agent”) that the statements contained in this SECTION 3 are true and correct as of the Effective Date, and will be true and correct as of the Closing Date:

3.01 Organization and Existence. The Purchaser is a duly incorporated or organized and validly existing corporation, limited partnership, limited liability company or other legal entity, has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by this Agreement and to carry out its obligations hereunder and thereunder, and to invest in the Shares pursuant to this Agreement, and is in good standing under the laws of the jurisdiction of its incorporation or organization.

3.02 Validity. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of such Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.03 Brokers. There is no broker, investment banker, financial advisor, finder or other Person which has been retained by or is authorized to act on behalf of the Purchaser who might be entitled to any fee or commission for which the Company or any of its subsidiaries (including Inmagene following the Effective Time) will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

Exhibit D

3.04 Investment Representations and Warranties. The Purchaser understands and agrees that the offering and sale of the Shares has not been registered under the 1933 Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

3.05 Acquisition for Own Account; No Control Intent. The Purchaser is acquiring the Shares for its own account for investment and not with a view towards distribution in a manner which would violate the 1933 Act or any applicable state or other securities laws. The Purchaser is not party to any agreement providing for or contemplating the distribution of any of the Shares. The Purchaser has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

3.06 No General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement. The purchase of the Shares has not been solicited by or through anyone other than the Company or, on the Company’s behalf, the Placement Agent.

3.07 Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement and is capable of evaluating the merits and risks of the investment in the Shares. The Purchaser is able to bear the economic risk of an investment in the Shares and is able to sustain a loss of all of its investment in the Shares without economic hardship, if such a loss should occur. Purchaser has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

3.08 Accredited Investor. The Purchaser is an “accredited investor” as that term is defined in Rule 501(a) under the 1933 Act.

3.09 Access to Information. The Purchaser has been given access to Company documents, records, and other information, and has had adequate opportunity to ask questions of, and receive answers from, the Company’s officers, employees, agents, accountants and representatives concerning the Company’s business, operations, financial condition, assets, liabilities and all other matters relevant to its investment in the Shares. The Purchaser is relying exclusively on its own investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of this Agreement, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. The Purchaser further acknowledges that there have not been and such Purchaser hereby agrees that it is not relying on and has not relied on, any statements, representations, warranties, covenants or agreements made to such Purchaser by or on behalf of the Company, Inmagene, the Placement Agent, or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations,

Exhibit D

warranties and covenants of the Company expressly set forth in this Agreement. The Purchaser hereby acknowledges and agrees that (a) the Placement Agent is acting solely as the agent of the Company in this placement of the Shares and is not acting as underwriter or in any other capacity and is not and shall not be construed as fiduciary for the Purchaser, the Company, Inmagene or any other person or entity in connection with this placement of the Shares, and (b) the Placement Agent will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated by this Agreement or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Inmagene or the transactions contemplated by this Agreement. No disclosure or offering document has been prepared by the Placement Agent or any its affiliates in connection with the offer and sale of the Shares. The Purchaser understands that an investment in the Shares bears significant risk and represents that it has had the opportunity to review the SEC Reports (as defined below), which serve to qualify certain of the Company representations set forth below.

3.10 Restricted Securities. The Purchaser understands that the Shares will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a private placement under Section 4(a)(2) of the 1933 Act and that under such laws and applicable regulations such Shares may be resold without registration under the 1933 Act only in certain limited circumstances.

3.11 Short Sales. Between the time the Purchaser learned about the offering contemplated by this Agreement and the public announcement of the offering, the Purchaser has not engaged in any short sales (as defined in Rule 200 of Regulation SHO under the 1934 Act (“Short Sales”)) or similar transactions with respect to the Common Stock or any securities exchangeable or convertible for Common Stock, nor has the Purchaser, directly or indirectly, caused any Person to engage in any Short Sales or similar transactions with respect to the Common Stock.

3.12 Tax Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Shares set forth opposite such Purchaser’s name on the Schedule of Purchasers, where applicable, and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences or the advice of such tax advisors and not on any statements or representations of the Company or any of its agents and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement.

SECTION 4. Representations and Warranties by the Company. Assuming the accuracy of the representations and warranties of the Purchasers set forth in SECTION 3 and except as set forth in the reports, schedules, forms, statements and other documents filed or furnished by the Company with or to the Commission pursuant to the 1934 Act since January 1, 2023 (collectively, the “SEC Reports”), which disclosures serve to qualify these representations and warranties in their entirety, the Company represents and warrants to the Purchasers and the Placement Agent that the statements contained in this SECTION 4 are true and correct as of the Effective Date, and will be true and correct as of the Closing Date:

Exhibit D

4.01 SEC Reports. Since January 1, 2023, the Company has timely filed all of the reports, schedules, forms, statements and other documents required to be filed by the Company with the Commission pursuant to the reporting requirements of the 1934 Act. The SEC Reports, at the time they were filed with the Commission, (a) complied as to form in all material respects with the applicable requirements of the 1934 Act and the 1934 Act Regulations and (b) did not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Reports. To the Company’s knowledge, none of the SEC Reports are the subject of an ongoing SEC review.

4.02 Independent Accountants. The accountants who certified the audited consolidated financial statements of the Company included in the SEC Reports are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations, and the Public Company Accounting Oversight Board.

4.03 Financial Statements. The consolidated financial statements included or incorporated by reference in the SEC Reports, together with the related notes, comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, and present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of and at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; and said financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, except in the case of unaudited, interim financial statements, subject to normal year-end audit adjustments and the exclusion of certain footnotes. Except as set forth in the financial statements filed prior to the date of this Agreement, pursuant to that certain Loan and Security Agreement, dated as of the Effective Date, by and between the Company and Inmagene (the “Loan Agreement”), as set forth in the Registration Statement (as defined in the Merger Agreement) and as contemplated by the other Contemplated Transactions (as defined in the Merger Agreement), the Company has not incurred any liabilities, contingent or otherwise, except (i) those incurred in the ordinary course of business, consistent with past practices since the date of such financial statements or (ii) liabilities not required under GAAP to be reflected in the financial statements, in either case, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect (as defined below).

4.04 No Material Adverse Change in Business. Except as otherwise stated or disclosed in the SEC Reports, since September 30, 2024, (a) there has been no Material Adverse Effect, other than any such change arising from steps taken by the Company after September 30, 2024 to terminate personnel, to amend or terminate contracts, and to discontinue or wind-down certain business activities or as otherwise contemplated by the Contemplated Transactions, (b) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business and except as contemplated in this Agreement, the Merger

Exhibit D

Agreement, the Loan Agreement and by the other Contemplated Transactions, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (c) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock, except as contemplated by the Insight CVR Agreement (as defined in the Merger Agreement) and the Company CVR Agreement (as defined in the Merger Agreement).

4.05 Good Standing of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as disclosed in the SEC Reports and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

4.06 Good Standing of Subsidiaries. Each subsidiary of the Company has been duly incorporated or organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the SEC Reports and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding capital stock or share capital of each subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity. None of the outstanding shares of capital stock of any subsidiary were issued in violation of the preemptive or similar rights of any securityholder of such subsidiary. For the avoidance of doubt, for purposes of this SECTION 4, the term “subsidiary” and “subsidiaries” shall only include Inmagene from and after the Effective Time.

4.07 Capitalization. As of the date hereof, the Company has an authorized capitalization as set forth in the SEC Reports. The outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company which have not been waived. Except as set forth in this Agreement, the SEC Reports or the Merger Agreement, the Company is presently not under any obligation, and has not granted any rights, to register under the 1933 Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued that have not expired or been satisfied or waived.

4.08 Validity; Valid Issuance. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws

Exhibit D

relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Shares are, subject to obtaining the Required Insight Stockholder Vote (as defined in the Merger Agreement), duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities laws or such restrictions as the Purchaser has agreed to in writing with the Company, will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation or bylaws or the Delaware General Corporation Law, and the holder of the Shares shall be entitled to all rights accorded to a holder of Common Stock as set forth in the Company’s certificate of incorporation and bylaws.

4.09 Absence of Violations, Defaults and Conflicts. Subject to obtaining the Required Insight Stockholder Vote, neither the Company nor any of its subsidiaries is (a) in violation of its certificate of incorporation, bylaws or similar organizational document, except, for such violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (b) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (c) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution, delivery and, subject to obtaining the Required Insight Stockholder Vote, the performance of this Agreement, the Registration Rights Agreement and the consummation of the transactions contemplated herein (including the issuance and sale of the Shares) and compliance by the Company with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of (i) the provisions of the certificate of incorporation, bylaws or similar organizational document of the Company or any of its subsidiaries or (ii) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity, except in the case of clause (ii) for such violations as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

Exhibit D

4.10 Absence of Proceedings. There is no action, suit, proceeding, inquiry or, to the knowledge of the Company, investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened in writing, against or affecting the Company or any of its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the Merger Agreement or the performance by the Company of its obligations hereunder and thereunder.

4.11 Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance, or sale of the Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required by the rules and regulations of Nasdaq, state securities laws or the China Securities Regulatory Commission (if applicable).

4.12 Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

4.13 Title to Property. Except as disclosed in the SEC Reports, the Company and its subsidiaries do not own any real property. The Company and its subsidiaries have title to all tangible personal property owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the SEC Reports, or (b) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the SEC Reports, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease. The foregoing is subject to the sublease, termination or expiration of any real property leases of the Company in accordance with their terms or by the Company.

Exhibit D

4.14 Intellectual Property. The Company and its subsidiaries own or possess the right to use all patents, patent applications, inventions, licenses, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information or procedures), trademarks, service marks, trade names, domain names, copyrights, and other intellectual property, and registrations and applications for registration of any of the foregoing (collectively, “Intellectual Property”) necessary to conduct their business as presently conducted and currently contemplated to be conducted in the future as described in the SEC Reports and the Registration Statement and, to the knowledge of the Company, neither the Company nor any of its subsidiaries, whether through their respective products and services or the conduct of their respective businesses, has infringed, misappropriated, conflicted with or otherwise violated, or is currently infringing, misappropriating, conflicting with or otherwise violating, and none of the Company or its subsidiaries have received any heretofore unresolved communication or notice of infringement of, misappropriation of, conflict with or violation of, any Intellectual Property of any other Person, other than as described in the SEC Reports or the Registration Statement or as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any communication or notice (in each case that has not been resolved) alleging that by conducting their business as described in the SEC Reports or the Registration Statement, such parties would infringe, misappropriate, conflict with, or violate, any of the Intellectual Property of any other Person. The Company knows of no infringement, misappropriation or violation by others of Intellectual Property owned by or licensed to the Company or its subsidiaries which would reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiaries have taken all reasonable steps necessary to secure their interests in such Intellectual Property from their employees and contractors and to protect the confidentiality of all of their confidential information and trade secrets. To the knowledge of the Company, none of the Intellectual Property employed by the Company or its subsidiaries has been obtained or is being used by the Company or its subsidiaries in violation of any contractual obligation binding on the Company or any of its subsidiaries or, to the knowledge of the Company, any of their respective officers, directors or employees, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Intellectual Property owned or exclusively licensed by the Company or its subsidiaries is free and clear of all liens, encumbrances, defects or other restrictions (other than non-exclusive licenses granted in the ordinary course of business), except those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries are not subject to any judgment, order, writ, injunction or decree of any court or any Governmental Entity, nor has the Company or any of its subsidiaries entered into or become a party to any agreement made in settlement of any pending or threatened litigation, which materially restricts or impairs their use of any Intellectual Property.

4.15 Absence of Litigation. As of the date hereof, there is no action, suit, proceeding, arbitration, claim, investigation, charge, complaint or inquiry pending or, to the Company’s knowledge, threatened in writing against the Company or any of its subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company or any of its subsidiaries that have had or would reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any subsidiary, nor to the knowledge of the Company, any director or officer of the Company or any subsidiary, is, or within the last ten (10) years has

Exhibit D

been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or such subsidiary or a claim of breach of fiduciary duty relating to the Company or such subsidiary.

4.16 Accounting Controls and Disclosure Controls. The Company has established and maintains disclosure controls and procedures (as defined under Rule 13a-15 and 15d-15 under the 1934 Act Regulations) which are (a) reasonably designed to ensure that material information relating to the Company, including its subsidiaries, is made known to the Company’s principal executive officer and principal financial officer by others within those entities and (b) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter. Since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

4.17 Compliance with the Sarbanes-Oxley Act. The Company is in compliance in all material respects with all provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof that are in effect and with which the Company is required to comply.

4.18 Payment of Taxes. All United States federal income tax returns of the Company and its subsidiaries required by law to be filed have been filed and all material amounts of income taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. No assessment in connection with United States federal tax returns has been made against the Company. The Company and its subsidiaries have filed all other tax returns that are required to have been filed by them through the date hereof or have timely requested extensions thereof pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not reasonably be expected to result in a Material Adverse Effect and has paid all taxes due pursuant to such returns or all taxes due and payable pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company or its subsidiaries and except where the failure to pay such taxes would not reasonably be expected to result in a Material Adverse Effect. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not reasonably be expected to result in a Material Adverse Effect.

4.19 Investment Company Act. The Company is not required, and upon the issuance and sale of the Shares will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

4.20 Regulatory Matters. Except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) neither the Company nor any of its subsidiaries has received any FDA Form 483, notice of adverse finding, warning letter or other

Exhibit D

correspondence or notice from the U.S. Food and Drug Administration (“FDA”) or any other Governmental Entity alleging or asserting noncompliance with any Applicable Laws (as defined in clause (b) below); (b) the Company and each of its subsidiaries is and since January 1, 2023 has been in compliance with statutes, laws, ordinances, rules and regulations, as applicable, related to the ownership, testing, development, manufacture, packaging, processing, use, distribution, labeling, storage, import, export or disposal of any product manufactured or distributed by the Company, including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., similar laws of other Governmental Entities and the regulations promulgated pursuant to such laws (collectively, “Applicable Laws”); (c) neither the Company nor any of its subsidiaries has received written notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Laws or has any actual knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (d) neither the Company nor any of its subsidiaries has received written notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Governmental Licenses necessary to carry on the Company’s business as now conducted; and (e) the Company and each of its subsidiaries has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws and that, to the Company’s knowledge, all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission). Neither the Company, any subsidiary nor, to the Company’s knowledge, any of their respective directors, officers or employees has been the subject of an FDA debarment proceeding. Neither the Company nor any subsidiary has been or is now subject to FDA’s Application Integrity Policy. To the Company’s knowledge, neither the Company, any subsidiary nor any of its directors, officers or employees, has made, or caused the making of, any false statements on, or material omissions from, any other records or documentation prepared or maintained to comply with the requirements of the FDA or any other Governmental Entity. Neither the Company, any subsidiary nor, to the Company’s knowledge, any of their respective directors, officers or employees, have with respect to each of the following statutes, or regulations promulgated thereto, as applicable: (i) knowingly and willfully engaged in activities which are prohibited, cause for civil penalties, or constitute the basis for mandatory or permissive exclusion from any Federal Health Care Program under 42 U.S.C. §§ 1320a-7b; (ii) knowingly and willfully engaged in any activities that would implicate the Federal False Claims Act, 31 U.S.C. § 3729.

4.21 Research, Studies and Tests. The research, nonclinical and clinical studies and tests conducted by or, to the knowledge of the Company, on behalf of the Company and its subsidiaries have been and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to all Applicable Laws; the descriptions of the results of such research, nonclinical and clinical studies and tests contained in the SEC Reports are accurate and complete in all material respects and fairly present in all material respects the data derived from such research, nonclinical and clinical studies, and tests; the Company is not aware of any research, nonclinical or clinical studies or tests, the results of which the Company believes reasonably call into question the research, nonclinical or clinical study or test results described or referred to in the SEC Reports when viewed in the context in which such results are described; and neither the Company nor, to the knowledge of the Company,

Exhibit D

any of its subsidiaries has received any written notices or written correspondence from any Governmental Entity that will require the termination, suspension or material modification of any research, nonclinical or clinical study or test conducted by or on behalf of the Company or its subsidiaries, as applicable.

4.22 Private Placement. Neither the Company nor its subsidiaries, nor any Person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration under the 1933 Act of the Shares being sold pursuant to this Agreement. Assuming the accuracy of the representations and warranties of the Purchasers contained in SECTION 3 hereof, the issuance of the Shares is exempt from registration under the 1933 Act.

4.23 Brokers and Finders. Except the Placement Agent, no broker, finder, commission agent, placement agent or arranger has been engaged in connection with the sale of the Shares.

4.24 Reliance by Purchasers and Placement Agent. The Company acknowledges that the Placement Agent and each Purchaser will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth in this Agreement.

4.25 No Disqualification Events. Neither the Company nor any of its (i) predecessors, (ii) affiliates, (iii) directors, (iv) executive officers, (v) beneficial owners of 20% or more of its outstanding voting equity securities (calculated on the basis of voting power), (vi) promoters or (vii) investment managers (including any of such investment managers’ directors, executive officers or officers participating in the placement contemplated by this Agreement) or general partners or managing members of such investment managers (including any of such general partners’ or managing members’ directors, executive officers or officers participating in the placement contemplated by this Agreement) (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to the disqualification provisions of Rule 506(d)(1)(i-viii) of Regulation D under the Securities Act (a “Disqualification Event”). The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosure provided thereunder.

4.26 Other Covered Persons. Other than the Placement Agent(s), the Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

4.27 Employee Benefits. Except as would not be reasonably likely to result in a Material Adverse Effect, each employee benefit plan (as defined in Section 3(3) of U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all other employee benefit programs or arrangements, including, without limitation, any such programs or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company or any of its subsidiaries

Exhibit D

is obligated to contribute for employees or former employees of the Company and its subsidiaries, have has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the U.S. Internal Revenue Code of 1986, as amended, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company and its subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company or its subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

4.28 Nasdaq Stock Market. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the 1934 Act and are listed for trading on Nasdaq. Except as set forth in the SEC Reports, the Company is in compliance with all listing requirements of Nasdaq applicable to the Company except where such failure to be in compliance would not reasonably be expected to have a Material Adverse Effect. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission, respectively, to prohibit or terminate the listing of the Common Stock on the Nasdaq or to deregister the Common Stock under the 1934 Act. The Company has taken no action that is designed to terminate the registration of the Common Stock under the 1934 Act.

4.29 No Additional Agreements. There are no agreements or understandings between the Company, on one hand, and any Purchaser (in their capacity as such), on the other hand, with respect to the transactions contemplated by this Agreement.

4.30 Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company, its subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees (in each case, in their respective capacities as such), are and, in the past five (5) years, have been in compliance with: (a) applicable anti-bribery laws, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law, rule or regulation of similar purposes and scope, (b) applicable anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws or regulations regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act and the Bank Secrecy Act, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (c) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

4.31 Cybersecurity. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software,

Exhibit D

websites, applications, and databases owned by the Company and its subsidiaries (collectively, “IT Systems”) are reasonably adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted and, to the Company’s knowledge, are free and clear of all material Trojan horses, time bombs, malware and other malicious code. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, the Company and its subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls designed to maintain and protect the confidentiality, integrity, availability, privacy and security of all confidential data used or maintained in connection with their respective businesses, in the possession or control of the Company or its subsidiaries (“Confidential Data”), and Personal Data (as defined below), and the integrity, availability, redundancy and security of all IT Systems. “Personal Data” means the following data used in connection with the Company’s and its subsidiaries’ businesses and in their possession or control: (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or other tax identification number, driver’s license number, passport number, credit card number or bank information; (b) any information that would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (c) any information that would qualify as “personal data,” “personal information” (or similar term) under applicable laws governing the processing of Personal Data, data privacy, data or cyber security, breach notification or data localization and all legally binding regulatory guidelines issued by Governmental Entities, each as applicable to the Company and its subsidiaries processing of Personal Data (“Privacy Laws”). To the Company’s knowledge, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, during the past three (3) years, there have been no breaches or unauthorized uses of or accesses to the Company’s IT Systems, Confidential Data, or Personal Data that would require notification to an impacted natural person or Governmental Entity under governing Privacy Laws.

4.32 Compliance with Privacy Laws. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, the Company and its subsidiaries are, and at all prior times during the past three (3) years were, in material compliance with all governing Privacy Laws. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, the Company and its subsidiaries have in place, comply with, and take all commercially reasonable steps designed to comply in all material respects with their written and publicly communicated applicable policies and procedures governing data privacy and security, and the processing of Personal Data and Confidential Data (the “Privacy Statements”).

4.33 Transactions with Affiliates and Employees. No relationship, direct or indirect, exists between or among the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company, on the other hand, which is required to be described in the SEC Reports or the Registration Statement that is not so described or will not be so described in accordance with the 1934 Act or the 1933 Act (as applicable).

Exhibit D

SECTION 5. Covenants.

5.01 Further Assurances. At or prior to the Closing, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof.

5.02 Disclosure of Transactions and Other Material Information. The Company shall, on or before 9:00 a.m., New York City time, on the Business Day immediately following the Effective Date (the “Disclosure Deadline”), issue one or more press releases (the “Press Release”) and/or file with the Commission a Current Report on Form 8-K (collectively with the Press Release, the “Disclosure Document”), which Current Report on Form 8-K shall include as exhibits this Agreement, the Merger Agreement, the company presentation dated November 2024 provided to the Purchasers in connection with the offering, and the Press Release, disclosing any material nonpublic information within the meaning of the federal securities laws that the Company, Inmagene or their respective officers, directors, employees, agents or any other Person, including the Placement Agent, acting at their direction or on their behalf has provided to the Purchasers in connection with the transactions contemplated by this Agreement or the Merger Agreement prior to the filing of the Disclosure Document (which includes, for the avoidance of doubt, the material terms of the transactions contemplated hereby, the material terms of the Merger Agreement and the transactions contemplated thereby and any other material non-public information made available in the data room). The Company represents and warrants that, from and after the issuance of the Disclosure Document, no Purchaser shall be in possession of any material nonpublic information received from the Company, Inmagene or their respective officers, directors, employees, agents, or any other Person, including the Placement Agent, acting at their direction or on their behalf. Subject to the foregoing, and other than the Registration Statement, the SEC Reports, any other filings required under the 1934 Act and any press releases issued in connection with the transactions contemplated hereby or by the Merger Agreement, neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby. Notwithstanding the foregoing, and unless otherwise agreed to in writing by the Company and the Purchasers, the Company shall not publicly disclose the name of any Purchaser or an Affiliate of any Purchaser, or include the name of any Purchaser or an Affiliate of any Purchaser in any press release or any filing with the Commission or any regulatory agency or Nasdaq, without the prior written consent of such Purchaser (not to be unreasonably withheld, conditioned or delayed), except to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of Nasdaq, provided that the Company shall use commercially reasonable efforts to provide the Purchaser with prior written notice of and a reasonable opportunity to review such legally required disclosure.

5.03 Expenses. The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.

Exhibit D

5.04 Listing. The Company shall use its best efforts to take all steps necessary to maintain the listing of its Common Stock on Nasdaq and, in accordance therewith, will use its best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of Nasdaq, and to obtain approval of the listing of the Shares.

5.05 Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchasers.

5.06 No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend or modify any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Purchasers would reasonably expect to receive pursuant to this Agreement without the consent of the Requisite Purchasers (as defined below), it being agreed that any amendment or modification to the definitions of “Aggregate Valuation” and “Post-Closing Insight Shares” shall be deemed materially adverse to the Purchasers.

5.07 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Purchasers under this Agreement or the Registration Rights Agreement.

5.08 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Purchaser and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented out-of-pocket attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under this Agreement, and will reimburse any such Indemnified Person for all such amounts solely to the extent such amounts have been finally judicially determined not to have resulted from such Indemnified Person’s breach of its representations, warranties or covenants under this Agreement (if applicable) or any violations by the Purchaser of state or federal securities laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct, bad faith or malfeasance.

(b) Any Indemnified Person entitled to indemnification hereunder shall (i) give prompt written notice to the Company of any claim with respect to which it seeks indemnification and (ii) permit the Company to assume the defense of such claim with counsel reasonably satisfactory to the Indemnified Person; provided that any Indemnified

Exhibit D

Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (a) the Company has agreed in writing to pay such fees or expenses, (b) the Company shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Indemnified Person or (c) in the reasonable judgment of such Indemnified Person, based upon written advice of its outside legal counsel, a conflict of interest exists between such Indemnified Person and the Company with respect to such claims (in which case, if such Indemnified Person notifies the Company in writing that such Indemnified Person elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defense of such claim on behalf of such Indemnified Person); and provided, further, that the failure of any Indemnified Person to give written notice as provided herein shall not relieve the Company of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the Company in the defense of any such claim or litigation. It is understood that the Company shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such Indemnified Persons. The Company will not, except with the consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Person in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the Indemnified Person. The Company shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 6. Conditions of Closing.

6.01 Conditions of the Purchasers’ Obligations at the Closing. The obligations of the Purchasers under SECTION 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Purchasers in their absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement that are not qualified by materiality or similar qualification shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Company contained in this Agreement that are qualified by materiality or similar qualification shall be true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

Exhibit D

(b) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) No Injunction. The purchase of and payment for the Shares by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying that the conditions specified in Sections 6.01(a), 6.01(b), 6.01(c), 6.01(g), 6.01(j) and 6.01(m) of this Agreement have been fulfilled.

(e) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying (i) the certificate of incorporation, as amended, of the Company; (ii) the bylaws of the Company; and (iii) resolutions of the board of directors of the Company (or an authorized committee thereof) approving this Agreement and the transactions contemplated by this Agreement.

(f) Opinion of Company Counsel. The Purchasers shall have received from Goodwin Procter LLP, counsel for the Company, an opinion, dated as of the Closing, in customary form and substance to be reasonably agreed upon with the Purchasers and addressing such legal matters as the Purchasers and the Company reasonably agree.

(g) Listing Requirements. The Common Stock (i) shall be listed on Nasdaq and (ii) shall not have been suspended (other than one or more temporary suspensions for a duration of less than one full trading day to allow for the dissemination of material news or for similar reasons), as of the Closing Date, by the Commission or Nasdaq from trading thereon nor shall suspension by the Commission or Nasdaq have been threatened, as of the Closing Date, either (A) in writing by the Commission or Nasdaq or (B) by falling below the minimum listing maintenance requirements of the Nasdaq, unless, in the case of any such threatened suspension by the Commission or Nasdaq, the consummation of the Merger and the transactions contemplated under the Merger Agreement and this Agreement would reasonably be expected to cause the Company to comply with the minimum listing maintenance requirements of Nasdaq and thereby address any such written suspension threat by the Commission or Nasdaq. The Company shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Shares on Nasdaq and Nasdaq shall have raised no objection to such notice and the transactions contemplated hereby.

(h) Qualification under State Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

Exhibit D

(i) Closing of Merger. The Merger (as defined in the Merger Agreement) shall have become effective.

(j) Minimum Investment. The Purchasers shall purchase at least $50,000,000.00 in Shares at the Closing; provided, however, that if any Purchaser’s failure, inability or unwillingness to purchase at the Closing the Shares that such Purchaser has agreed pursuant to this Agreement to purchase at the Closing is the reason that this condition is not satisfied at the Closing, such Purchaser may not rely on this condition to excuse such failure, inability or unwillingness.

(k) Registration Rights Agreement. The Company shall have delivered the Registration Rights Agreement in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), executed by the Company, to the Purchasers.

(l) Lock-Up Agreements. The officers and directors of the Company who are continuing in such roles following the Closing Date shall have executed an Insight Lock-Up Agreement (as defined in the Merger Agreement) or Company Lock-Up Agreement (as applicable).

(m) Adverse Changes. Since the date hereof, there shall not have occurred any Material Adverse Effect that is continuing.

6.02 Conditions of the Company’s Obligations. The obligations of the Company under SECTION 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Company in its absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement that are not qualified by materiality or similar qualification shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Purchasers contained in this Agreement that are qualified by materiality or similar qualification shall be true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance. Each Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Qualification under State Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

Exhibit D

(d) Closing of Merger. The Merger shall have become effective.

(e) Minimum Investment. The Purchasers shall purchase at least $50,000,000 in Shares at the Closing.

SECTION 7. Transfer Restrictions; Restrictive Legend.

7.01 Transfer Restrictions.

(a) Compliance with Laws and Legends. The Purchasers understand that the Company may, as a condition to the transfer of any of the Shares, require that the request for transfer be accompanied by a certificate and/or an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the 1933 Act, unless such transfer is covered by an effective registration statement or by Rule 144 or Rule 144A under the 1933 Act. It is understood that the certificates or book entries evidencing the Shares may bear substantially the following legend:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS, OR A CERTIFICATE AND/OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

(b) Removal of Legends. The Company shall use commercially reasonable efforts to cause its transfer agent to remove the legend set forth in Section 7.01(a) and cause its transfer agent to, as applicable, issue book entry statements without such legend or any other legend to the holder of the applicable Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at the Depository Trust Company within two (2) trading days, if (i) such Shares have been sold or transferred pursuant to (x) the plan of distribution set forth in an effective registration statement registering the Shares for resale (the “Resale Registration Statement”) (during such time that such Resale Registration Statement is effective and not withdrawn or suspended) or (y) Rule 144, in each case upon delivery by the Purchaser to the Company, the transfer agent, as applicable, and Company counsel of a customary seller’s representation letter and broker’s representation letter confirming the transfer of Shares in the manner described in this clause (i), together with any other documentation reasonably required by the transfer agent and/or the Depository Trust Company (ii) in the absence of any sale of the Shares, (x) once the Resale Registration Statement has become effective, upon delivery by the Purchaser to the Company of such documentation as the Company and its transfer agent shall reasonably request in form and substance satisfactory

Exhibit D

to the Company and the transfer agent, including, if so requested, representation letters from the Purchaser and the Purchaser’s broker or (y) following the date that is the one-year anniversary of the Closing Date and if requested by the Purchaser in writing, if such Shares are eligible for sale under Rule 144, without compliance with any of the requirements of such rule, including the current public information requirement and without volume or manner-of-sale restrictions, upon delivery by the Purchaser to the Company, the transfer agent, as applicable, and Company counsel of a customary representation letter from the Purchaser confirming that the requirements set forth in this clause (ii)(y) have been satisfied, together with any other documentation reasonably required by the transfer agent and/or the Depository Trust Company. Any fees (with respect to the transfer agent, Company counsel or otherwise) associated with the issuance of such opinion or the removal of such legend pursuant to the immediately preceding sentence shall be borne by the Company. The Company may not make any notation on its records or give instructions to the transfer agent that enlarge the restrictions on transfer set forth in this Section 7.01(b). Electronic certificates for Shares subject to legend removal hereunder may be transmitted by the transfer agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company as directed by the Purchaser.

(c) Acknowledgement. The Purchaser hereunder acknowledges its primary responsibilities under the 1933 Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the 1933 Act. While the Resale Registration Statement remains effective, the Purchaser hereunder may sell the Shares in accordance with (i) the plan of distribution contained in the Resale Registration Statement and if it does so it will comply therewith and with the related prospectus delivery requirements unless an exemption therefrom is available and (ii) the terms of the Registration Rights Agreement.

SECTION 8. Registration, Transfer and Substitution of Certificates for Shares.

8.01 Stock Register; Ownership of Shares. The Company will keep at its principal office, or will cause its transfer agent to keep, a register in which the Company will provide for the registration of transfers of the Shares. The Company may treat the Person in whose name any of the Shares are registered on such register as the owner thereof and the Company shall not be affected by any notice to the contrary. All references in this Agreement to a “holder” of any Shares shall mean the Person in whose name such Shares are at the time registered on such register.

8.02 Replacement of Certificates. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing any of the Shares (if applicable), and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement and surety bond reasonably satisfactory to the Company or, in the case of any such mutilation, upon surrender of such certificate for cancellation at the office of the Company maintained pursuant to Section 8.01 hereof, the Company at its expense will execute and deliver, in lieu thereof, a new certificate representing such Shares, of like tenor.

Exhibit D

SECTION 9. Definitions. Unless the context otherwise requires, the terms defined in this SECTION 9 shall have the meanings specified for all purposes of this Agreement. All accounting terms used in this Agreement, whether or not defined in this SECTION 9, shall be construed in accordance with GAAP and such accounting terms shall be determined on a consolidated basis for the Company and each of its subsidiaries.

“1933 Act Regulations” means the rules and regulations promulgated under the 1933 Act.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1934 Act Regulations” means the rules and regulations promulgated under the 1934 Act.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.

“Business Day” means any day other than Saturday, Sunday, any day which is a federal legal holiday in the United States or other day on which commercial banks in the City of Boston are authorized or required by law to remain closed.

“Material Adverse Effect” means a material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business; provided, however, that a change arising or resulting from the following shall not be taken into account in determining whether there has been a Material Adverse Effect: (a) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement or the Merger Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in GAAP or applicable laws or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its subsidiaries operate, (g) any change in the cash position of the Company and its subsidiaries which results from operations in the ordinary course of business, (h) any change in the stock price or trading volume of the Common Stock (it being understood, however, that any change causing or contributing to any change in stock price or trading volume of the Common Stock may be taken into account in determining whether a Material Adverse Effect has occurred, unless such changes are otherwise excepted from this definition), (i) the sale or winding down of the Insight Legacy Business (as defined in the Merger Agreement) and the Company’s operations, and the sale, license or other disposition of the Insight Legacy Assets (as defined in the Merger Agreement); except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting the Company and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its subsidiaries operate.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Market or such other Nasdaq market on which shares of Common Stock are then listed.

Exhibit D

“Person” means any individual, entity or Governmental Entity.

“Purchase Price” means the Aggregate Valuation (as defined in the Merger Agreement) divided by Post-Closing Insight Shares (as defined in the Merger Agreement).

SECTION 10. Miscellaneous.

10.01 Waivers and Amendments. Upon the approval of the Company and the written consent of the Purchasers, the obligations of the Company and the rights of the Purchasers under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely). Neither this Agreement, nor any provision hereof, may be changed, waived, discharged or terminated orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchasers holding, or having the right to purchase at the Closing, a majority of the Shares purchased or to be purchased hereunder (the “Requisite Purchasers”); provided that (a) prior to the Closing Date, the Schedule of Purchasers shall only be amended by the Company as necessary to insert share numbers once the Purchase Price is finally determined pursuant to the Merger Agreement and (b) any modification, amendment or waiver of any of Sections 5.06, 6.01(g), 6.01(i) or 6.01(m) or this Section 10.01 shall require the written consent of each Purchaser.

10.02 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered and received hereunder: (a) when delivered, if delivered personally, (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below, with respect to the Company, and to the addresses or email addresses set forth on the Schedule of Purchasers with respect to the Purchasers.

If to the Company (on or prior to the Closing Date):

Ikena Oncology, Inc.

645 Summer Street, Suite 101

Boston, MA 02210

Attention: Mark Manfredi, Ph.D.

Email: [●]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: John T. Haggerty and Stephanie Richards

Email: jhaggerty@goodwinlaw.com; srichards@goodwinlaw.com

Exhibit D

and

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

United States

Attention: Sarah Ashfaq and Amanda J. Gill

Email: sashfaq@goodwinlaw.com; agill@goodwinlaw.com

If to the Company (following the Closing Date):

Inmagene Biopharmaceuticals

12526 High Bluff Drive, Suite 345

San Diego, CA 92130

Attention: Jonathan Wang, Ph.D.

Email: [●]

with a copy (which shall not constitute notice) to:

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121-1117

Attention: J. Patrick Loofbourrow; Asa Henin

Email: loof@cooley.com; ahenin@cooley.com

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 10.02.

10.03 Cumulative Remedies. None of the rights, powers or remedies conferred upon the Purchasers on the one hand or the Company on the other hand shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

10.04 Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of each Purchaser and the successors of the Company, whether so expressed or not. None of the parties hereto may assign its rights or obligations hereof without the prior written consent of the Company, except that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Shares hereunder to any of its Affiliates (provided each such Affiliate agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in SECTION 3 hereof). This Agreement shall not inure to the benefit of or be enforceable by any other Person.

Exhibit D

10.05 Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

10.06 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its conflict of law principles. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

10.07 Survival. The representations and warranties of the Company and the Purchasers contained in SECTION 3 and SECTION 4, respectively, and the agreements and covenants set forth in SECTION 5 and SECTION 10 shall survive the Closing in accordance with their respective terms. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

10.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.09 Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and, except as set forth below, this agreement supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, this Agreement shall not supersede any confidentiality or other non-disclosure agreements that may be in place between the Company or any of its subsidiaries and any Purchaser.

10.10 Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

Exhibit D

10.11 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

10.12 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Requisite Purchasers, (c) if, on the Closing Date, any of the conditions of Closing set forth in SECTION 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated, or (d) if the Closing has not occurred by the End Date (as defined in and as it may be extended in accordance with the Merger Agreement as in effect on the date hereof); provided, however, that (a) this Section 10.12 and the other provisions of SECTION 10 of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

10.13 No Third-Party Beneficiaries. The Placement Agent shall be the third-party beneficiary of the representations and warranties of the Company in SECTION 4 and the representations and warranties of the Purchaser in SECTION 3. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as set forth in this Section 10.13.

Exhibit D

10.14 Exculpation of the Placement Agent. Each party hereto agrees, for the express benefit of the Placement Agent, its affiliates and representatives, that, in connection with this Agreement and the transactions contemplated thereby:

(a) Neither the Placement Agent nor any of its affiliates or any of their representatives (i) shall be liable for any improper payment made in accordance with the information provided by the Company; (ii) make any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or the Registration Rights Agreement (together, the “Transaction Documents”) or in connection with any of the transactions contemplated by this Agreement or any other Transaction Documents, including any offering or marketing materials; or (iii) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by this Agreement or any other Transaction Document or (y) for anything which any of them may do or refrain from doing in connection with this Agreement or any other Transaction Document, except for such party’s own gross negligence, willful misconduct or bad faith.

(b) The Placement Agent, its affiliates and representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company.

10.15 No Liability. Each Purchaser agrees that the Placement Agent shall not be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of it in good faith in connection with the transactions contemplated by this Agreement and the purchase and sale of the Shares hereunder. On behalf of each Purchaser and its affiliates, the Purchaser releases the Placement Agent in respect of any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) or expenses related to the transactions contemplated by this Agreement and the purchase and sale of the Shares hereunder. Each Purchaser agrees not to commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, the transactions contemplated by this Agreement and the purchase and sale of the Shares hereunder. This undertaking is given freely and after obtaining independent legal advice, except for such party’s own gross negligence, willful misconduct or bad faith.

[Signature page follows]

Exhibit D

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

IKENA ONCOLOGY, INC.

By:	/s/ Mark Manfredi
Name:	Mark Manfredi, Ph.D.
Title:	Chief Executive Officer

Exhibit D

Schedule I

SCHEDULE OF PURCHASERS

[Intentionally Omitted]

Exhibit D

Exhibit A

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of [●], 2025 by and among Ikena Oncology, Inc., a Delaware corporation (the “Company”), and the several purchasers signatory hereto (each, a “Purchaser” and collectively, the “Purchasers”).

RECITALS

WHEREAS, the Company and the Purchasers are parties to a Subscription Agreement, dated as of December 23, 2024 (the “Purchase Agreement”), pursuant to which the Purchasers have committed to purchase shares of common stock of the Company; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, and pursuant to the terms of the Purchase Agreement, the parties desire to enter into this Agreement in order to grant certain rights to the Purchasers as set forth below.

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

Section 1. Certain Definitions. Unless the context otherwise requires, the following terms, for all purposes of this Agreement, shall have the meanings specified in this Section 1.

“Affiliate” has the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act; provided, however, that for purposes of this Agreement, the Purchasers and their Affiliates, on the one hand, and the Company and its Affiliates, on the other, shall not be deemed to be “Affiliates” of one another.

“Allowed Delay” has the meaning set forth in Section 2.1(b)(ii).

“Board” means the board of directors of the Company.

“Business Day” has the meaning ascribed to such term in the Purchase Agreement.

“Closing Date” has the meaning ascribed to such term in the Purchase Agreement.

“Common Stock” means shares of the common stock, par value $0.001 per share, of the Company.

“Effective Date” means the date that a Registration Statement filed pursuant to Section 2.1(a) is first declared effective by the SEC.

“Effectiveness Deadline” means, with respect to the Resale Registration Statement or New Registration Statement, the forty-fifth (45th) calendar day following the Filing Date for such Resale Registration Statement or New Registration Statement (or, if earlier than such filing date, the Filing Deadline) (or, in the event the SEC reviews and has written comments to the Resale Registration Statement or the New Registration Statement, the ninetieth (90th) calendar day following such Filing Date (or, if earlier than such filing date, the Filing Deadline)); provided, however, that if the Company is notified by the SEC (either orally or in writing, whichever is earlier) that the Resale Registration Statement or the New Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Resale Registration Statement shall be the fifth (5th) Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business; provided, further, that if the SEC is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same amount of days that the SEC remains closed for operations and provided, further, that notwithstanding anything herein to the contrary, if the audited financial statements of any acquired company or other entity or pro forma financial statements that are required by the Securities Act to be included in the Resale Registration Statement or New Registration Statement are unavailable as of the Effectiveness Deadline provided for above, the Effectiveness Deadline shall be delayed until such time as such financial statements are prepared or obtained by the Company, it being understood that such date shall in no event extend beyond the one hundred twentieth (120th) calendar day following the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Filing Date” means the date the applicable Resale Registration Statement or New Registration Statement is first filed with the SEC.

A-1

Exhibit D

“Filing Deadline” means, (i) with respect to the Resale Registration Statement, forty-five (45) days following the Closing Date and (ii) with respect to a New Registration Statement, the later of (A) forty-five (45) days following the Closing Date and (B) forty-five (45) days after the Company determines that filing a New Registration Statement is necessary pursuant to Section 2.1(a).

“FINRA” means the Financial Industry Regulatory Authority.

“Form S-1” means a registration statement on Form S-1 under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC.

“Form S-3” means a registration statement on Form S-3 under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Holder” means any Purchaser owning or having the right to acquire Registrable Securities.

“Liquidated Damages” has the meaning set forth in Section 2.1(c).

“National Exchange” means each of the following, together with any successor thereto: the NYSE American, The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market and the Nasdaq Capital Market.

“New Registration Statement” has the meaning set forth in Section 2.1(a).

“Participating Holder” means with respect to any registration, any Holder of Registrable Securities covered by the applicable Registration Statement.

“Person” has the meaning ascribed to such term in the Purchase Agreement.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

“Register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

“Registrable Securities” means the Shares and any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such Shares, provided, that the Holder has completed and delivered to the Company a selling stockholder questionnaire and any other information regarding the Holder and the distribution of the Registrable Securities as the Company may, from time to time, reasonably request for inclusion in a Registration Statement pursuant to applicable law. Notwithstanding the foregoing, Shares or any such Common Stock, as applicable, shall cease to be Registrable Securities for all purposes hereunder upon the earliest to occur of the following: (A) the sale by any Person of such Shares or any such Common Stock, as applicable, pursuant to a registration statement under the Securities Act or under Rule 144 (in which case, only such Shares or any such Common Stock, as applicable, sold shall cease to be Registrable Securities), (B) such Shares or any such Common Stock, as applicable, becoming eligible for sale by the Holder pursuant to Rule 144 without restriction and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (C) such Shares or any shares of Common Stock cease to be outstanding.

“Registration Expenses” has the meaning set forth in Section 2.2.

“Registration Statement” means any registration statement of the Company that covers Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Remainder Registration Statement” has the meaning set forth in Section 2.1.

“Resale Registration Statement” has the meaning set forth in Section 2.1(a).

“Rule 144” means Rule 144 as promulgated by the SEC under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC.

A-2

Exhibit D

“Rule 145” means Rule 145 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

“SEC Guidance” means any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

“Shares” means the shares of Common Stock issued pursuant to the Purchase Agreement.

“Transaction Documents” means this Agreement and the Purchase Agreement, all exhibits and schedules thereto and hereto and any other documents or agreement executed in connection with the transactions contemplated hereunder or thereunder.

Section 2. Registration Rights.

2.1. Resale Registration.

(a) Registration Statements. On or prior to the date of the Filing Deadline, the Company shall prepare and file with the SEC a Registration Statement on Form S-1 (or, if Form S-3 is then available to the Company, on Form S-3) for the resale of the Registrable Securities pursuant to an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Resale Registration Statement”). Such Resale Registration Statement shall, subject to the limitations of Form S-1 (or Form S-3, if available), include the aggregate amount of Registrable Securities to be registered therein and shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Resale Registration Statement) the “Plan of Distribution” in substantially the form attached hereto as Annex A. To the extent the staff of the SEC does not permit all of the Registrable Securities to be registered on the Resale Registration Statement filed pursuant to this Section 2.1(a) or for any other reason any Registrable Securities are not then included in a Registration Statement filed under this Agreement, the Company shall (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Resale Registration Statement as required by the SEC and/or (ii) withdraw the Resale Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form S-1 (or Form S-3, if available) or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, the Compliance and Disclosure Interpretation Securities Act Rules No. 612.09. Notwithstanding any other provision of this Agreement and subject to the payment of any liquidated damages that may be required to be paid pursuant to Section 2.1(c), if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the SEC for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will first be reduced by Registrable Securities not acquired pursuant to the Purchase Agreement, and second by Registrable Securities represented by Shares (applied, in the case that some Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Shares held by such Holders, subject to a determination by the SEC that certain Holders must be excluded or must be reduced first based on the number of Shares held by such Holders). In the event the Company amends the Resale Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more Registration Statements on Form S-1 (or Form S-3, if available) or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statement”) and use commercially reasonable efforts to have such Remainder Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than ninety (90) calendar days after the filing of such Remainder Registration Statement (the “Additional Effectiveness Deadline”); provided, however, that if the Company is notified by the SEC (either orally or in writing, whichever is earlier) that the Remainder Registration Statement will not be reviewed or is no longer subject to further review and comments, the Additional Effectiveness Deadline as to such Remainder Registration Statement shall be the fifth (5th) Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided further, that if the Additional Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business. In no event shall any Participating Holder be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if the SEC requests that a Participating Holder be identified as a statutory underwriter in the Registration Statement, such Holder will have an opportunity to withdraw from the Registration Statement,.

A-3

Exhibit D

(b) Effectiveness.

(i) The Company shall use commercially reasonable efforts to have the Resale Registration Statement or New Registration Statement declared effective as soon as practicable but in no event later than the Effectiveness Deadline (including filing with the SEC a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act), and shall use its commercially reasonable efforts to keep the Resale Registration Statement or New Registration Statement continuously effective under the Securities Act until the earlier of (A) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders or (B) the date that all Registrable Securities covered by such Registration Statement may be sold by non-affiliates without volume or manner-of-sale restrictions pursuant to Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company’s transfer agent (the “Effectiveness Period”); provided that the Company will not be obligated to update the Registration Statement and no sales may be made under the applicable Registration Statement during any Allowed Delay (as defined below) of which the Holders have received notice. The Company shall notify the Purchasers by e-mail as promptly as reasonably practicable after any Registration Statement is declared effective and shall simultaneously provide the Purchasers with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(ii) On no more than two (2) occasions and for not more than a total of thirty (30) consecutive days or a total of not more than ninety (90) days, in each case, in any twelve (12) month period, the Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section 2 in the event that the Company determines, in good faith and upon the advice of legal counsel, that such suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, which the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement to comply with applicable disclosure requirements or (B) amend or supplement the Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (1) notify each Purchaser in writing of the commencement of and the reasons for an Allowed Delay, but shall not (without the prior written consent of a Purchaser) disclose to such Purchaser any material non-public information giving rise to an Allowed Delay, (2) advise the Purchasers in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (3) use commercially reasonable efforts to terminate an Allowed Delay as promptly as reasonably practicable.

(c) If: (i) the Resale Registration Statement is not filed with the SEC on or prior to the Filing Deadline, (ii) the Resale Registration Statement or the New Registration Statement, as applicable, is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the Effectiveness Deadline, (iii) after its Effective Date and other than for an Allowed Delay, (A) such Registration Statement ceases for any reason (including without limitation by reason of a stop order, or the Company’s failure to update the Registration Statement), to remain continuously effective as to all Registrable Securities included in such Registration Statement or (B) the Company suspends the use of the Prospectus contained in the Registration Statement, (iv) an Allowed Delay applicable to a required Registration Statement exceeds the length of the Allowed Delay, (v) the Company fails to satisfy the current public information requirement pursuant to Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as a result of which the Holders who are not affiliates are unable to sell Registrable Securities without restriction under Rule 144 (or any successor thereto) and fails to cure any such failure to satisfy the requirements of Rule 144(c)(1) (or Rule 144(i)(2), if applicable) within 10 Business Days following the date upon which the Holder notifies the Company in writing that such Holder is unable to sell Registrable Securities as a result thereof, or (vi) following the date that is one (1) year following the Closing Date, the Common Stock is not listed on a National Exchange, or trading of the Common Stock is suspended or halted for more than three (3) consecutive Business Days (any such failure or breach in clauses (i) through (vi) above being referred to as an “Event,” and, for purposes of clauses (i), (ii), (iii), (v) or (vi), the date on which such Event occurs, or for purposes of clause (iv) the date on which such Allowed Delay is exceeded, being referred to as an “Event Date”), then in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the earlier of (1) the applicable Event is cured or (2) the Registrable Securities are eligible for resale pursuant to Rule 144 without manner of sale or volume restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as a penalty (“Liquidated Damages”), equal to one percent (1.0%) of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any unregistered Registrable Securities then held by such Holder on the Event Date. The parties agree that (1) notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the Effectiveness Deadline) and in no event shall, the aggregate amount of Liquidated

A-4

Exhibit D

Damages payable to a Holder exceed, in the aggregate, five percent (5.0%) of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement and (2) in no event shall the Company be liable in any thirty (30) day period for Liquidated Damages under this Agreement in excess of one percent (1.0%) of the aggregate purchase price paid by the Holders pursuant to the Purchase Agreement. If the Company fails to pay any Liquidated Damages pursuant to this Section 2.1(c) in full within ten (10) Business Days after the date payable, the Company will pay interest thereon at a rate of one percent (1.0%) per month (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such Liquidated Damages are due until such amounts, plus all such interest thereon, are paid in full. The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date. The Company shall not be liable for Liquidated Damages under this Agreement as to any Registrable Securities which are not permitted by the SEC to be included in a Registration Statement due solely to SEC Guidance from the time that it is determined that such Registrable Securities are not permitted to be registered until such time as the provisions of this Agreement as to the Remainder Registration Statements required to be filed hereunder are triggered, in which case the provisions of this Section 2.1(c) shall once again apply, if applicable. In such case, the Liquidated Damages shall be calculated to only apply to the percentage of Registrable Securities which are permitted in accordance with SEC Guidance to be included in such Registration Statement. The Effectiveness Deadline for a Registration Statement shall be extended without default or Liquidated Damages hereunder in the event that the Company’s failure to obtain the effectiveness of such Registration Statement on a timely basis results from the failure of a Purchaser to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which the Effectiveness Deadline would be extended with respect to Registrable Securities held by such Purchaser).

(d) In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on Form S-1 or another appropriate form reasonably acceptable to the Holder and (ii) undertake to register the Registrable Securities on Form S-3 promptly after such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

2.2. Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement shall be paid by the Company, other than any transfer tax or underwriting discounts or commissions deducted from the proceeds in respect of any sale of the Registrable Securities, including (a) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the SEC, FINRA or any other regulatory authority, (b) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws (including fees and disbursements of counsel for the underwriters in connection with “Blue Sky” qualifications of the Registrable Securities), (c) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Free Writing Prospectuses), (d) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance), (e) Securities Act liability insurance or similar insurance if the Company so desires or the underwriters so require in accordance with then-customary underwriting practice, (f) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (g) any reasonable fees and disbursements of underwriters customarily paid by issuers of securities, (h) all fees and expenses of any special experts or other Persons retained by the Company in connection with any registration, and (i) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties). All such expenses are referred to herein as “Registration Expenses.”

2.3. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will:

(a) prepare the required Registration Statement including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Free Writing Prospectus, or any amendments or supplements thereto, (i) provide copies to permit each Participating Holder to review copies of all documents prepared to be filed and a reasonable opportunity to provide comments thereon (it being acknowledged and agreed that if a Participating Holder does not object to or comment on the aforementioned documents, then the Participating Holder shall be deemed to have consented to and approved the use of such documents), provided that, with respect to the filing of the initial Registration Statement, the Company shall provide such Registration Statement for review by the Participating Holders at least five (5) Business Days prior to filing;

(b) if the Registration Statement is subject to review by the SEC, use its commercially reasonable efforts to promptly respond to all comments, diligently pursue resolution of any comments to the satisfaction of the SEC and file all amendments and supplements to such Registration Statement as may be required to respond to comments from the SEC and otherwise to enable such Registration Statement to be declared effective;

(c) file with the SEC a Registration Statement relating to the Registrable Securities including all exhibits and financial statements required by the SEC to be filed therewith, and use commercially reasonable efforts to cause such Registration Statement to become effective under the Securities Act;

A-5

Exhibit D

(d) prepare and file with the SEC such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Free Writing Prospectus as may be necessary to keep such registration effective for the period of time required by this Agreement, and comply with provisions of the applicable securities laws with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement;

(e) notify the Participating Holders by facsimile or email as promptly as practicable after notice thereof is received by the Company (i) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Free Writing Prospectus or any amendment or supplement thereto has been filed (provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the SEC’s EDGAR website), (ii) of any written comments by the SEC or any request by the SEC for amendments or supplements to such Registration Statement, Prospectus or Free Writing Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any order by the SEC preventing or suspending the use of any preliminary or final Prospectus or any Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (v) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(f) promptly notify the Participating Holders, at any time prior to the end of the Effectiveness Period, when the Company becomes aware of the happening of any event as a result of which the Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the SEC and furnish without charge to the Participating Holders an amendment or supplement to such Registration Statement, Prospectus or Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;

(g) promptly incorporate in a Prospectus supplement, Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the Participating Holders agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Free Writing Prospectus or post-effective amendment;

(h) furnish to each Participating Holder, if requested by the Participating Holder, without charge, one (1) conformed copy of the applicable Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference) (other than any portion thereof which contains information for which the Company has sought confidential treatment), except if such documents are available on the SEC’s EDGAR website;

(i) deliver to each Participating Holder, if requested by the Participating Holder, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Free Writing Prospectus and any amendment or supplement thereto as such Participating Holder may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Free Writing Prospectus and any amendment or supplement thereto by such Participating Holder in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such Participating Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Participating Holder (other than any portion thereof which contains information for which the Company has sought confidential treatment);

(j) on or prior to the date on which the Registration Statement is declared effective, use its commercially reasonable efforts to register or qualify, and cooperate with the Participating Holders and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of each state and other jurisdiction of the United States as any Participating Holder or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by this Agreement, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

A-6

Exhibit D

(k) use its commercially reasonable efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Participating Holders to consummate the disposition of such Registrable Securities;

(l) enter into such customary agreements (including underwriting agreements) and take all such other actions as the Participating Holders reasonably request in order to expedite or facilitate the registration and disposition of such Registrable Securities;

(m) for any Participating Holder that is required under applicable securities laws to be described as an “underwriter” in a Registration Statement, obtain for delivery to such Participating Holder (i) an opinion or opinions from counsel for the Company dated the effective date of the Registration Statement or, in the event of an underwritten offering, the date of the closing under the underwriting agreement, and (ii) in the event of any underwritten offering, a “comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included in, or incorporated by reference into, the Registration Statement, on such date or dates as may be required under the underwriting agreement, in each case in customary form, scope and substance, which opinions and auditor comfort letters shall be reasonably satisfactory to such Participating Holders or underwriters, as the case may be, and their respective counsel;

(n) cooperate with each Participating Holder participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA or any other securities regulatory authority;

(o) use its commercially reasonable efforts to comply with all applicable securities laws and, if any Holders are required under applicable securities laws to be described as an “underwriter” in a Registration Statement, make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

(p) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(q) use commercially reasonable efforts to cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange on which any of the Common Stock is then listed or quoted and on each inter-dealer quotation system on which any of the Common Stock is then quoted;

(r) if any Participating Holders are required under applicable securities laws to be described as an “underwriter” in a Registration Statement, in connection with such Participating Holders’ due diligence requirements, if any, make available, during normal business hours, for inspection and review by the Participating Holders, advisors to and representatives of the Participating Holders (collectively, “Inspectors”) (who may or may not be affiliated with the Participating Holders and who are reasonably acceptable to the Company), all financial and other records, all SEC Reports (as defined in the Purchase Agreement) and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably deemed necessary for the purpose of establishing a due diligence defense to underwriter liability under the Securities Act, and cause the Company’s officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Inspectors in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Inspectors to conduct initial and ongoing due diligence with respect to the Company and the accuracy of such Registration Statement; and

(s) with a view to making available to the Purchasers the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Purchasers to sell shares of Common Stock to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the date as all of the Registrable Securities may be sold without restriction by the Holders thereof pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish to each Purchaser upon request, as long as such Purchaser owns any Registrable Securities, (A) a written statement by the Company that, if true, it has complied with the reporting requirements of the Exchange Act, (B) a copy of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Purchaser of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

All such information made available or provided pursuant to this Section 2.3 shall be treated as confidential information and shall not be disclosed by the Participating Holders or Inspectors to any other Person other than, in the case of a Participating Holder, such Participating Holder’s respective officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors and authorized agents (collectively, the “Holder Representatives”); provided, that, each such Holder Representative shall be informed that such confidential

A-7

Exhibit D

information is strictly confidential and shall be subject to confidentiality restrictions in favor of the disclosing Participating Holder with respect to the confidential information disclosed by the Participating Holder to such Holder Representative. Notwithstanding anything to the contrary herein, the foregoing restrictions shall not prevent the disclosure by a Participating Holder of any information (x) that is required to be disclosed by order of a court of competent jurisdiction, administrative body or other Governmental Entity (as defined in the Purchase Agreement), or by subpoena, summons or legal process, or by law, rule or regulation or (y) that is publicly available (other than by a breach of such Participating Holder’s or Inspector’s confidentiality obligations to the Company), provided that, to the extent permitted by applicable law, in the event a Participating Holder or Holder Representative is required to make a disclosure pursuant to clause (x) hereof, it shall provide to the Board prompt notice of such disclosure (other than any such disclosure required by any administrative body or other Governmental Entity in the exercise of its regulatory or other oversight authority with respect to such Participating Holder or Holder Representative). The confidentiality obligations herein shall, with respect to any particular Participating Holder, expire on the second (2nd) anniversary of the date on which such Purchaser ceases to hold any Shares.

2.4. Obligations of the Holders.

(a) Each Holder shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Holder of the information the Company requires from such Holder if such Holder elects to have any of its Registrable Securities included in the Registration Statement. A Holder shall provide such information to the Company at least three (3) Business Days prior to the first anticipated filing date of such Registration Statement if such Holder elects to have any of its Registrable Securities included in the Registration Statement. Each Holder acknowledges and agrees that the information in the selling shareholder questionnaire or request for further information as described in this Section 2.4(a) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement, subject to its right to review the Registration Statement as provided herein. The Company shall not be obligated to file more than one post-effective amendment or supplement in any sixty (60) day period following the date such Registration Statement is declared effective for the purposes of naming Holders as selling security holders who are not named in such Registration Statement at the time of effectiveness.

(b) Each Holder, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement. The Company may require each selling Holder to furnish the Company a certified statement as to (i) the number of shares of Common Stock beneficially owned by such Holder or any Affiliate thereof, (ii) any FINRA affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock and (iv) any other information as may be requested by the SEC, FINRA or any state securities commission.

(c) Each Holder agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2.1(b) or (ii) the happening of an event pursuant to Section 2.3(e) and Section 2.3(f) hereof, such Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Holder is advised by the Company that such dispositions may again be made.

2.5. Indemnification.

(a) Indemnification by the Company. The Company will indemnify and hold harmless each Holder and its officers, directors, members, employees, advisors and agents, successors and assigns, and each other Person, if any, who controls such Holder within the meaning of the Securities Act, against any losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket attorney fees) (or actions in respect thereof), joint or several, to which any of them may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or reasonable and documented out-of-pocket expenses (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading; (ii) any “Blue Sky” application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made; (iv) any violation by the Company or its agents of any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; or (v) any failure to register or qualify the Registrable Securities included in any such Registration Statement in any state where the Company or its agents has

A-8

Exhibit D

affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on a Holder’s behalf and will reimburse such indemnified person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and only to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (x) an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Holder or any such controlling person in writing specifically for use in such Registration Statement or Prospectus, (y) the use by a Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that such Prospectus is outdated or defective or (z) a Holder’s (or any other indemnified Person’s) failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required, pursuant to Rule 172 under the Securities Act (or any successor rule) to the Persons asserting any untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such Prospectus or supplement.

(b) Indemnification by the Holders. Each Holder agrees, severally and not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders, agents, successors and assigns and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket attorney fees) (or actions in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary Prospectus or amendment or supplement thereto or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information furnished in writing by or on behalf of such Holder to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of a Holder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that, subject to the preceding sentence, any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation or that would require an admission of guilt.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a Holder be greater in amount than the dollar amount of the net proceeds received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

2.6. Termination of Registration Rights. The registration rights provided to the Holders under Section 2 shall terminate in their entirety upon the earlier to occur of: (a) the date that is three (3) years from the Effective Date; or (b) at such time as there are no Registrable Securities. Notwithstanding the foregoing, Section 2, Section 2.5 and Section 3 shall survive the termination of such registration rights.

Section 3. Miscellaneous.

3.1. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the State of

A-9

Exhibit D

Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

3.2. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successor and assigns of the parties hereto (other than the rights of any Holder under Section 2 hereof, which shall not be assignable and shall not inure to the benefit of any successor or assign of a Holder). The Company may not assign its rights or obligations hereunder except with the prior written consent of each Holder. Each Holder may assign their respective rights hereunder (other than the rights of any Holder under Section 2 hereof, which shall not be assignable and shall not inure to the benefit of any successor or assign of a Holder) in the manner and to the Persons permitted under the Purchase Agreement.

3.3. Entire Agreement; Amendment. This Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any previous agreements among the parties relative to the specific subject matter hereof are superseded by this Agreement. Neither this Agreement nor any provision hereof may be amended, changed, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, change, waiver, discharge or termination is sought.

3.4. Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 10.02 of the Purchase Agreement.

3.5. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

3.6. Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

3.7. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

3.8. Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

3.9. Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

3.10. SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

3.11. Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.

A-10

Exhibit D

3.12. Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

3.13. Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

A-11

Exhibit D

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first written above.

Ikena Oncology, Inc.

By:
Name:	Mark Manfredi, Ph.D.
Title:	Chief Executive Officer

Exhibit D

Annex A

PLAN OF DISTRIBUTION

[Intentionally Omitted]

Exhibit E

INMAGENE BIOPHARMACEUTICALS, AS BORROWER

AND

IKENA ONCOLOGY, INC., AS LENDER

LOAN AND SECURITY AGREEMENT

Exhibit E

This LOAN AND SECURITY AGREEMENT is entered into as of December 23, 2024, by and among Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Borrower”), the Guarantors from time to time party hereto, and Ikena Oncology, Inc. (the “Lender”).

RECITALS

Borrower wishes to obtain Term Loan Advances from the Lender, and the Lender desires to make Term Loan Advances to Borrower. This Agreement sets forth the terms on which the Lender will make such Term Loan Advances to Borrower, and Borrower will repay the amounts owing to the Lender.

AGREEMENT

The parties to this Agreement agree as follows:

1. DEFINITIONS AND CONSTRUCTION.

1.1 Definitions. As used in this Agreement, the following terms shall have the following definitions:

“Advance Request Form” means an advance request form in substantially the form of Exhibit A attached hereto.

“Affiliate” means, with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that controls or is controlled by or is under common control with such Person, and each of such Person’s senior executive officers, directors, and partners.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to Borrower or any of its Affiliates from time to time concerning or relating to bribery or corruption, including without limitation the United States Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and other similar legislation in any other jurisdictions.

“Anti-Terrorism Laws” means any laws, rules, regulations or orders relating to terrorism or money laundering, including without limitation Executive Order No. 13224 (effective September 24, 2001), the Patriot Act, the laws comprising or implementing the Bank Secrecy Act, and the laws administered by OFAC.

“Blocked Person” means any Person: (a) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) a Person with which the Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, or (e) a Person that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list.

“Borrower” has the meaning given in the preamble hereto.

Exhibit E

“Borrower’s Books” means all books and records of Borrower including: ledgers; records concerning any assets or liabilities of Borrower, the Collateral, business operations or financial condition; and all computer programs, or tape files, and the equipment, containing such information.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks in the State of New York are authorized or required to close.

“Cash Equivalents” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc.; and (c) money market funds at least ninety-five percent (95%) of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (c) of this definition.

“Change in Control” means any of the following (i) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended from time to time, and any successor statute), shall have, individually or collectively, acquired through one or more transactions, direct or indirect beneficial ownership or Control of fifty (50%) or more on a fully diluted basis of Borrower or any of its Subsidiaries, (ii) the direct or indirect sale by Borrower or any of its Subsidiaries of all or substantially all of such Borrower’s or such Subsidiary’s assets, whether held directly by Borrower or through any of its Subsidiaries, relating to the property in one transaction or in a series of related transactions (excluding sales to Borrower or any of its Subsidiaries), or (iii) any Subsidiary of Borrower who owns, possesses or maintains any OX40 Assets ceases to be a direct or indirect wholly-owned Subsidiary of Borrower except when such Subsidiary transfers such OX40 Assets to Borrower or any other Subsidiary.

“Change in Law” means the occurrence after the date of this Agreement of any of the following: (a) the adoption of or taking effect of any law, rule, regulation or treaty; (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation, or application thereof by any governmental authority; or (c) compliance by the Lender with any request, guideline, requirement or directive (whether or not having the force of law) of any governmental authority made or issued after the date of this Agreement.

“Closing Date” means December 23, 2024.

“Code” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Collateral” means the OX40 Assets and any books and records related thereto, in each case, owned or held by Borrower.

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any indebtedness, capital lease, dividend, letter of credit or other obligation of another Person; (ii) any obligations with respect to undrawn letters of credit, corporate credit cards, or merchant services issued or provided for the account of that Person; and (iii) all obligations arising under any agreement or arrangement designed to protect such Person against fluctuation in interest rates, currency exchange rates or commodity

Exhibit E

prices; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall, without duplication of the primary obligation, be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the Lender in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

“Copyrights” means any and all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof.

“Daily Balance” means the amount of the Term Loan Advances owed at the end of a given day.

“Default Rate” has the meaning assigned in Section 2.2(b).

“Division” means, in reference to any Person which is an entity, the division of such Person into two (2) or more separate Persons, with the dividing Person either continuing or terminating its existence as part of such division, including, without limitation, as contemplated under Section 18-217 of the Delaware Limited Liability Company Act for limited liability companies formed under Delaware law, Section 17-220 of the Delaware Revised Uniform Limited Partnership Act for limited partnerships formed under Delaware law, or any analogous action taken pursuant to any other applicable laws or regulations with respect to any corporation, limited liability company, partnership or other entity.

“Dollars” or use of the sign “$” means only lawful money of the United States and not any other currency, regardless of whether that currency uses the “$” sign to denote its currency or may be readily converted into lawful money of the United States.

“Equipment” means all present and future machinery, equipment, tenant improvements, furniture, fixtures, vehicles, tools, parts and attachments in which Borrower has any interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“Event of Default” has the meaning assigned in Article 8.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations, official guidance or interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the IRC as of the date of this Agreement (or any amended or successor version described above) and any intergovernmental agreements (or related legislation or official administrative rules or practices) implementing any of the foregoing.

“Fiscal Year” means the fiscal year of Borrower and its Subsidiaries for accounting and tax purposes, ending on December 31 of each year (or such other date as updated by Borrower in accordance with Section 7.2).

Exhibit E

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Government Authority” means any domestic, federal, territorial, tribal, state or local government, governmental authority or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any agency, department, board, branch, commission or instrumentality of any of the foregoing or any court, arbitrator or similar tribunal or forum, having jurisdiction over Borrower or any of its Subsidiaries.

“Governing Body” means, with respect to any Person that is a corporation, its board of directors, with respect to any Person that is a limited liability company, its board of managers, board of members or similar governing body, and with respect to any other Person that is another form of a legal entity, such Person’s governing body in accordance with its organizational documents.

“Indebtedness” means all indebtedness of any kind, including (a) all indebtedness for borrowed money or the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and not more than sixty (60) days past due), including reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations, and (d) all Contingent Obligations.

“Indemnified Person” is defined in Section 13.2(a).

“Indemnified Taxes” means Taxes imposed on or with respect to any payment made by or on account of any obligation of Borrower to the Lender under this Agreement, provided, however, that Indemnified Taxes shall not include any of the following Taxes imposed on or with respect to the Lender (or any assignee) or required to be withheld or deducted from a payment to the Lender (or any assignee): (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of the Lender (or any assignee) being organized under the laws of, or having its principal office or, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) imposed as a result of a present or former connection between the Lender (or any assignee) and the jurisdiction imposing such Tax, (b) U.S. federal withholding Taxes imposed on amounts payable to or for the account of the Lender (or any assignee, as applicable) with respect to an applicable interest under this Agreement pursuant to a law in effect on the date on which (i) the Lender (or any assignee) acquires such interest in this Agreement or (ii) the Lender (or any assignee) changes its lending office, and (c) any U.S. federal withholding Taxes imposed under FATCA.

“Insolvency Proceeding” means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, receivership or other relief.

Exhibit E

“Intellectual Property” means all rights, titles, and interests in and to the following: Copyrights, Trademarks and Patents; all trade secrets, all design rights, claims for damages by way of past, present and future infringement of any of the rights included above, all licenses or other rights to use any of the Copyrights, Patents or Trademarks, and all license fees and royalties arising from such use to the extent permitted by such license or rights; all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents; and all proceeds and products of the foregoing, including without limitation all payments under insurance or any indemnity or warranty payable in respect of any of the foregoing.

“Inventory” means all inventory in which Borrower or any of its Subsidiaries has or acquires any interest, including work in process and finished products intended for sale or lease or to be furnished under a contract of service, of every kind and description now or at any time hereafter owned by or in the custody or possession, actual or constructive, of Borrower or any of its Subsidiaries, including such inventory as is temporarily out of its custody or possession or in transit and including any returns upon any accounts or other proceeds, including insurance proceeds, resulting from the sale or disposition of any of the foregoing and any documents of title representing any of the above, and Borrower’s Books relating to any of the foregoing.

“Investment” means any beneficial ownership of (including stock, partnership interest or other securities) any Person, or any loan, advance or capital contribution to any Person.

“IRC” means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

“Lender Expenses” means all: (a) reasonable and documented out-of-pocket costs or expenses (including reasonable and documented out-of-pocket attorneys’ fees and expenses) incurred in connection with the preparation, negotiation, administration, and enforcement of the Loan Documents, (b) reasonable and documented out-of-pocket Collateral audit fees, and (c) the Lender’s reasonable and documented out-of-pocket attorneys’ fees and expenses incurred in amending, enforcing or defending the Loan Documents (including reasonable and documented out-of-pocket fees and expenses of appeal), incurred before, during and after an Insolvency Proceeding, whether or not suit is brought.

“Lien” means any mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

“Loan Documents” means, collectively, this Agreement (including all schedules, exhibits and annexes attached hereto), the Pledge Agreement, any subordination agreement, any guaranty, note or related security agreements, any agreement identified therein as a “Loan Document”, and any other agreement entered into in connection with this Agreement, all as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Material Adverse Effect” means (i) a material adverse effect on (a) the business operations, condition (financial or otherwise) or prospects of Borrower or any of its Subsidiaries, taken as a whole, (b) the ability of Borrower to repay its Obligations or to otherwise perform their obligations under the Loan Documents, (c) the value, perfection, or priority of the Lender’s security interests in the Collateral, or (d) the ability of the Lender to enforce any of its rights or remedies with respect to the Obligations, or (ii) any Material Adverse Effect (as defined in the Merger Agreement).

Exhibit E

“Material License” means that certain Collaboration, Option and License Agreement, dated as of January 5, 2021, by and between Inmagene Biopharmaceuticals and Hutchison MediPharma Limited, a Chinese Company organized under the laws of the People’s Republic of China.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of December 23, 2024, among the Lender, Insight Merger Sub I, Insight Merger Sub II, and Borrower.

“Obligations” means all debt, principal, interest, Lender Expenses and other amounts owed to the Lender by Borrower pursuant to this Agreement or any other Loan Document, whether absolute or contingent, due or to become due, now existing or hereafter arising, including any interest that accrues after the commencement of an Insolvency Proceeding and including any debt, liability, or obligation owing from Borrower to others that the Lender may have obtained by assignment or otherwise.

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control.

“OFAC Lists” means, collectively, the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) and/or any other list of terrorists or other restricted Persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders.

“OX40 Assets” means, collectively, all assets held by Borrower or any Subsidiary in respect of anti-OX40 monoclonal antibody asset, IMG-007, including, but not limited to the Material License.

“Patents” means all patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Patriot Act” The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“Permitted Indebtedness” means:

(a) Indebtedness of Borrower in favor of the Lender arising under this Agreement or any other Loan Document;

(b) Indebtedness existing on the Closing Date and disclosed in Schedule 1;

(c) unsecured Indebtedness to trade creditors incurred in the ordinary course of business that is not more than sixty (60) days past due;

(d) intercompany indebtedness;

Exhibit E

(e) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(f) to the extent constituting Indebtedness, obligations in respect of netting services or overdraft protection or otherwise in connection with deposit or securities accounts in the ordinary course of business;

(g) Indebtedness owing to insurance carries and incurred to finance insurance premiums of Borrower or any of its Subsidiaries in the ordinary course of business not to exceed the amount necessary to finance insurance premiums for the then-current year;

(h) to the extent constituting Indebtedness, Permitted Investments;

(i) Indebtedness incurred in the ordinary course in respect of surety bonds, performance bonds, appeal bond, fidelity bonds and bonds required pursuant to licensing or insurance requirements incurred in the ordinary course of business;

(j) Indebtedness incurred in connection with business credit cards not to exceed Twenty Five Thousand Dollars ($25,000) in the aggregate at any time;

(k) Unsecured indebtedness in any amount so long as 66.6667% of the proceeds of such Indebtedness are used to prepay the Obligations hereunder;

(l) Indebtedness owed to any Person (including obligations in respect to letters of credit, bankers acceptances or similar instruments issued for the benefit of such Person) providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case, incurred in the ordinary course of business; and

(m) extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (a) through (l) above; provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon Borrower or any of its Subsidiaries, as the case may be.

“Permitted Investment” means:

(a) Investments existing on the Closing Date disclosed in Schedule 2;

(b) Investments consisting of cash and Cash Equivalents;

(c) Investments accepted in connection with Transfers permitted by Section 7.1;

(d) Investments (i) among Subsidiaries of Borrower, (ii) by a Subsidiary of Borrower in Borrower and (iii) investments by Borrower in a Subsidiary, so long as the proceeds are used for Eligible Uses;

(e) Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

Exhibit E

(f) Investments consisting of the creation and ownership of Subsidiaries to the extent that Borrower has complied with Section 7.7 of this Agreement with respect to such Subsidiaries;

(g) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(h) Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business; and

(i) Investments received in connection with Transfers permitted by Section 7.1.

“Permitted Liens” means the following:

(a) Liens existing on the Closing Date and disclosed in Schedule 3 or arising under this Agreement or the other Loan Documents;

(b) Liens for Taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings, provided that no such Lien relates to Taxes, fees, assessments or other governmental charges or levies in excess of Twenty Five Thousand Dollars ($25,000) in the aggregate in any Fiscal Year;

(c) customary Liens of any bank in connection with statutory, common law and contractual rights of setoff and recoupment with respect to any Deposit Account or Securities Account of Borrower or any of its Subsidiaries;

(d) Liens of carriers, warehousemen, suppliers, or other Persons that are possessory in nature arising in the ordinary course of business and that are not delinquent or remain payable without penalty or that are being contested in good faith and by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

(e) Liens to secure payment of workers’ compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business (other than Liens imposed pursuant to ERISA);

(f) leases or subleases of real property granted in the ordinary course of Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than Intellectual Property) granted in the ordinary course of Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), if the leases, subleases, licenses and sublicenses do not prohibit granting Bank a security interest therein and do not interfere with the ordinary conduct of the business;

Exhibit E

(g) (i) non-exclusive licenses of Intellectual Property and (ii) licenses of Intellectual Property that is not material to the business of Borrower or its Subsidiaries, in each case, granted to their customers or commercial partners in the ordinary course of business and which do not interfere with the ordinary conduct of the business;

(h) servitudes, easements, rights of way, restrictions and other similar encumbrances on real property imposed by applicable laws and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business;

(i) Liens arising from attachments or judgments, orders or decrees in circumstances not constituting an Event of Default under Sections 8.4 and 8.7;

(j) Liens on deposits securing real property leases;

(k) statutory liens securing claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other Persons, provided, they have no priority over any of the Lender’s security interests (other than statutory liens having priority as a matter of law); and

(l) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (a) through (k) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the priority of the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced does not increase;

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or governmental agency.

“Responsible Officer” means each of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Vice President, Treasurer, Secretary or any other officer designated in writing to the Lender as an authorized officer of Borrower.

“Restricted Payment” is defined in Section 7.6.

“Sanctioned Country” means, at any time, a country or territory which is the subject or target of any Sanctions.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or by the United Nations Security Council, the European Union or any EU member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person controlled by any such Person.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom.

Exhibit E

“Subsidiary” means any corporation, company or partnership in which (i) any general partnership interest or (ii) fifty percent (50%) or more of the capital stock, membership units or other securities which by the terms thereof has the ordinary voting power to elect or control the Governing Body, at the time as of which any determination is being made, is owned by Borrower, directly or indirectly, or through an Affiliate.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any governmental authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan Advance” means each advance under Section 2.1(a).

“Term Loan Commitment” means the commitment of the Lender to make Term Loan Advances to Borrower in an aggregate principal amount of up to Twenty Two Million Five Hundred Thousand Dollars ($22,500,000).

“Term Loan Maturity Date” means the date that is six (6) months following the termination of the Merger Agreement.

“Trademarks” means any trademark and service mark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

1.2 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP and all calculations made hereunder shall be made in accordance with GAAP. When used herein, the terms “financial statements” shall include the notes and schedules thereto. Notwithstanding anything to the contrary contained in this Agreement, all obligations that are or would have been treated as operating leases for purposes of GAAP prior to the issuance by the Financial Accounting Standards Board on February 25, 2016 of an Accounting Standards Update (the “ASU”) shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations for purposes of the Loan Documents (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as capitalized lease obligations in accordance with GAAP (other than for purposes of the delivery of financial statements prepared in accordance with GAAP).

2. LOAN AND TERMS OF PAYMENT.

2.1 Term Loan Advances.

Borrower promises to pay to the order of the Lender, in Dollars, the outstanding principal amount of all Term Loan Advances and accrued and unpaid interest thereon as and when due in accordance with the terms hereof.

Exhibit E

(a) Term Loan Advances.

(i) Subject to and upon the terms and conditions of this Agreement, the Lender agrees to make Term Loan Advances to Borrower upon Borrower’s request in an aggregate principal amount not to exceed the Term Loan Commitment. Each Term Loan Advance shall be in an original principal amount of at least Seven Million Five Hundred Thousand Dollar ($7,500,000) or Seven Million Five Hundred Thousand Dollar ($7,500,000) increments in excess thereof; provided that the initial Loan Advance of Seven Million Five Hundred Thousand Dollar ($7,500,000) shall be made on the date that is three (3) Business Days after the Closing Date (or such shorter period as Lender approves in its sole discretion) without any requirement to provide an Advance Request Form.

(ii) Except as set forth in this Section 2.1(a)(iii) below, Borrower shall repay all unpaid Obligations on the Term Loan Maturity Date, at which time all amounts owing under this Section 2.1(a) and any other amounts owing under this Agreement shall be immediately due and payable. Term Loan Advances, once repaid, may not be reborrowed. Borrower may prepay any Term Loan Advances, in part or in whole, without penalty or premium.

(iii) Upon consummation of the Merger (as defined in the Merger Agreement), all unpaid Obligations shall be automatically forgiven.

(iv) When Borrower desires to obtain a Term Loan Advance after the Closing Date, Borrower shall notify the Lender (which notice shall be irrevocable) by delivery of an Advance Request Form no later than 12:00 p.m. Eastern time at least five (5) Business Days before the day on which such Term Loan Advance is to be made. The notice shall be signed by a Responsible Officer of Borrower.

2.2 Interest Rates, Payments, and Calculations.

(a) Interest Rates. Except as set forth in Section 2.2(b), the Term Loan Advances shall bear interest, on the outstanding Daily Balance thereof, at a rate equal to six percent (6.0%) per annum.

(b) Default Rate. All past due Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default, at a rate equal to five percent (5.0%) above the interest rate applicable immediately prior to the occurrence of the Event of Default (such rate, the “Default Rate”); provided that the Default Rate shall only be imposed as long as any such Event of Default is continuing.

(c) Payments. Payments of principal and interest shall be due and payable in cash, together with accrued and unpaid interest and all other Obligations, on the Term Loan Maturity Date.

(d) Withholding. All payments by or on account of any obligation of Borrower under any Loan Document shall be free and clear of any Taxes except as required by applicable law, regulation, or international agreement. If at any time any applicable law, regulation or international agreement requires Borrower to make any withholding or deduction for Tax from any such payment or other sum payable hereunder to the Lender, Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant governmental authority. If such Tax deducted or withheld is an Indemnified Tax, then

Exhibit E

the sum payable by Borrower shall be increased to the extent necessary to ensure that, after the making of such required withholding or deduction, the Lender receives a net sum equal to the sum which it would have received had no withholding or deduction been required, and Borrower shall pay the full amount withheld or deducted to the relevant governmental authority. Borrower will, upon request, furnish the Lender with proof satisfactory to the Lender indicating that it has made such withholding payment.

(e) Computation. All interest chargeable under the Loan Documents shall be computed on the basis of a three hundred sixty (360) day year for the actual number of days elapsed.

(f) Voluntary Prepayment. Borrower shall have the option to prepay all, or any portion, of any Term Advances under this Agreement without fee or penalty, provided Borrower (A) deliver written notice to Lender of their election to prepay such Term Advances at least five (5) days prior to such prepayment and (B) pay, on the date of such prepayment, (1) with respect to a prepayment in full, all of the outstanding principal with respect to the Term Advances, plus accrued but unpaid interest and all fees, and other sums, including Lender Expenses, if any, that shall have become due and payable hereunder, or (2) with respect to a partial prepayment, a portion of outstanding principal plus accrued but unpaid interest with respect to such outstanding principal.

2.3 Term. This Agreement shall become effective on the Closing Date and, subject to Section 13.7, shall continue in full force and effect for so long as any Obligations remain outstanding or the Lender has any obligation to make Term Loan Advances under this Agreement. Notwithstanding the foregoing, the Lender shall have the right to terminate its obligation to make Term Loan Advances under this Agreement immediately and without notice upon the occurrence and during the continuance of an Event of Default. Notwithstanding termination, the Lender’s Lien on the Collateral shall remain in effect for so long as any Obligations are outstanding.

3. CONDITIONS OF LOANS.

3.1 Conditions Precedent to Initial Term Loan Advance. The obligation of the Lender to make the initial Term Loan Advance under this Agreement is subject to the condition precedent that the Lender shall have received, in form and substance satisfactory to the Lender, the following:

(a) duly executed counterparts of this Agreement and the other Loan Documents to be entered into on the Closing Date;

(b) a secretary’s certificate, executed by a Responsible Officer of Borrower, containing and certifying as to the accuracy of its (i) formation documents, as certified by the Secretary of State (or equivalent agency) of its jurisdiction of organization no earlier than thirty (30) days prior to the Closing Date (ii) governing documents, (iii) resolutions authorizing the transactions contemplated hereby, and (iv) incumbency;

(c) a long-form certificate of good standing (to the extent available) of Borrower certified by the Secretary of State (or equivalent agency) of Borrower’s jurisdiction of organization and the Secretary of State (or equivalent agency) of each other jurisdiction where Borrower is qualified to do business, in each case no earlier than thirty (30) days prior to the Closing Date; and

Exhibit E

(d) UCC National Form Financing Statements, naming Borrower as a debtor, in form fit to be filed with the Secretary of State or equivalent agent of Borrower’s jurisdiction of organization on the Closing Date.

3.2 Conditions Precedent to all Term Loan Advances. The obligation of the Lender to make Term Loan Advances, including the initial Term Loan Advance (except for clause (a) with respect to the initial Term Loan Advance which shall not be required), is further subject to the following conditions:

(a) timely receipt by the Lender of the Advance Request Form as provided in Section 2.1;

(b) no less than five (5) Business Days prior to the proposed borrowing date, the Lender shall have received an itemized list detailing each use in excess of $100,000 of the previously funded Term Loan Advance and such itemized list demonstrates that all such uses constituted Eligible Uses;

(c) the representations and warranties contained in Section 5 shall be true and correct in all material respects on and as of the date of such Advance Request Form and on the effective date of such Term Loan Advance as though made at and as of each such date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representation and warranties will have been true and correct in all material respects as of such earlier date), and no Default or Event of Default shall have occurred and be continuing, or would exist after giving effect to such Term Loan Advance. The making of such Term Loan Advance shall be deemed to be a representation and warranty by Borrower on the date of such Term Loan Advance as to the accuracy of the facts referred to in this Section 3.2.

If the conditions set forth in Sections 3.2(a), 3.2(b) and 3.2(c) set forth above have been satisfied but Lender has failed to make the requested Term Loan Advance within one Business Day of the date required hereunder, Borrower shall have no recourse or right of action against Lender to enforce Lender’s obligations to fund hereunder and its sole rights shall be limited to terminating the Merger Agreement pursuant to Section 10.1(k) thereof and the rights in Section 13.10 hereof.

4. CREATION OF SECURITY INTEREST; SENIOR DEBT STATUS.

4.1 Grant of Security Interest. Borrower grants and pledges to the Lender a continuing security interest in all presently existing and hereafter acquired or arising Collateral in order to secure prompt repayment of any and all Obligations and in order to secure prompt performance by Borrower of its covenants and duties under the Loan Documents. Such security interest constitutes a valid, first priority security interest in the presently existing or hereafter acquired Collateral; provided, that (A) in the case of Collateral in which a security interest is capable of being perfected by the filing of a Uniform Commercial Code financing statement, an appropriate financing statement naming the Lender as secured party has been filed under the Uniform Commercial Code as in effect in the applicable jurisdiction of organization of the debtor owning such Collateral, and (B) in the case of Collateral consisting of registered (or applications for registration of) Intellectual Property, both (i) the financing statements contemplated by the preceding clause (A) have been filed with respect to the owner of such Intellectual Property and (ii) an appropriate notice of the Lender’s security interest has been recorded in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, with respect to such Intellectual Property registration (or application).

Exhibit E

4.2 Right to Inspect. The Lender (through any of its officers, employees, or agents) shall have the right, upon reasonable prior notice and during the normal business hours of Borrower but no more often than once per calendar quarter (unless an Event of Default has occurred and is continuing), to inspect the Collateral to verify the condition of, or any other matter relating to, the Collateral, as determined by the Lender in its reasonable discretion.

4.3 Status as Senior Debt. The Obligations constitute “senior indebtedness” as defined in any applicable documentation evidencing subordinated Indebtedness of Borrower.

5. REPRESENTATIONS AND WARRANTIES.

Borrower represents and warrants as follows:

5.1 Due Organization and Qualification. Borrower is a corporation, limited liability company, limited partnership or other legal entity, as applicable, duly existing under the laws of its jurisdiction of incorporation or formation, as applicable, and qualified and licensed to do business in (a) its jurisdiction of incorporation or formation, as applicable, and (b) any other jurisdiction in which the conduct of its business or its ownership of property requires that it be so qualified, in each case, other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect.

5.2 Due Authorization; No Conflict. The execution, delivery, and performance of the Loan Documents are within Borrower’s powers, have been duly authorized, and are not in conflict with nor constitute a breach of any provision contained in Borrower’s organizational documents, nor will they constitute an event of default under any Company Material Contract (as defined in the Merger Agreement) to which Borrower is a party or by which Borrower is bound. Borrower is not in default under any Company Material Contract to which it is a party or by which it is bound in such a manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Material Adverse Effect.

5.3 No Encumbrances. Borrower and its Subsidiaries has good and marketable title to the Collateral or OX40 Assets, as applicable, free and clear of Liens other than Permitted Liens.

5.4 Intellectual Property; Licenses. Other than as expressly approved by the Lender in writing, no Intellectual Property constituting OX40 Assets has been abandoned, forfeited or dedicated to the public, and neither Borrower nor any of its Subsidiaries has knowledge of any infringements on any Intellectual Property constituting OX40 Assets. The Material License is in full force and effect and enforceable in accordance with its terms.

5.5 Name; Locations. Except as disclosed on Schedule 5.5 attached hereto, Borrower has not done business under any name other than those names specified on the signature page hereof. The chief executive office of Borrower is located at the address indicated on Schedule 5.5 attached hereto. All of Borrower’s physical Collateral (other than Inventory or Equipment in transit, out for repairs or testing or mobile equipment in the possession of Borrower’s employees or agents) is located only at a location set forth on Schedule 5.5 attached hereto.

Exhibit E

5.6 Litigation. Except as set forth in Schedule 5.6, there are no actions or proceedings pending by or against Borrower or any of its Subsidiaries before any court or administrative agency in which an adverse decision would be reasonably expected to have a Material Adverse Effect.

5.7 No Material Adverse Change in Financial Statements. All consolidated and consolidating financial statements related to Borrower that the Lender has received from Borrower fairly present in all material respects Borrower’s financial condition as of the date thereof and Borrower and its Subsidiaries consolidated and, if applicable, consolidating results of operations for the period then ended. There has not been a material adverse change in the consolidated or, if applicable, the consolidating financial condition of Borrower and its Subsidiaries since the date of the most recent of such financial statements submitted to the Lender.

5.8 Solvency, Payment of Debts. Borrower is able to pay its debts (including trade debts) as they mature; the fair saleable value of Borrower’s assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; and Borrower is not left with unreasonably small capital after the transactions contemplated by this Agreement.

5.9 Regulatory Compliance. Borrower has met the minimum funding requirements of ERISA with respect to any employee benefit plans subject to ERISA, and no event has occurred resulting from Borrower’s failure to comply with ERISA that could reasonably be expected to result in Borrower incurring any material liability. Borrower is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940. Borrower is not engaged principally, or as one of the important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T and U of the Board of Governors of the Federal Reserve System). Borrower has complied with all the provisions of the Federal Fair Labor Standards Act. Borrower has not violated any statutes, laws, ordinances or rules applicable to it, violation of which would reasonably be expected to have a Material Adverse Effect.

5.10 Environmental Condition. Except as disclosed in Schedule 5.10, none of Borrower’s properties or assets has ever been used by Borrower or, to the best of Borrower’s knowledge, by previous owners or operators, in the disposal of, or to produce, store, handle, treat, release, or transport, any hazardous waste or hazardous substance other than in accordance with all applicable laws and regulations; to the best of Borrower’s knowledge, none of Borrower’s properties or assets has ever been designated or identified in any manner pursuant to any environmental protection statute as a hazardous waste or hazardous substance disposal site, or a candidate for closure pursuant to any environmental protection statute; no lien arising under any environmental protection statute has attached to any revenues or to any real or personal property owned by Borrower; and Borrower has not received a summons, citation, notice, or directive from the Environmental Protection Agency or any other federal, state or other governmental agency concerning any action or omission by Borrower resulting in the releasing, or otherwise disposing of hazardous waste or hazardous substances into the environment.

Exhibit E

5.11 Taxes. Borrower has filed or caused to be filed all tax returns required to be filed, and has paid, or has made adequate provision for the payment of, all taxes reflected therein, except (a) to the extent such taxes are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as any reserve or other appropriate provision as GAAP requires has been made therefor and (b) where such taxes do not, individually or in the aggregate, exceed Twenty Five Thousand Dollars ($25,000).

5.12 Subsidiaries. Borrower does not own any stock, partnership interest or other equity securities of any Person, except for Permitted Investments and Subsidiaries in existence as of the date hereof.

5.13 Government Consents. Borrower has obtained all material consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Governmental Authorities that are necessary for the continued operation of Borrower’s business as currently conducted.

5.14 Full Disclosure. No representation, warranty or other statement made by Borrower in any certificate or written statement furnished to the Lender contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such certificates or statements not misleading. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by the Borrower to be reasonable at the time made, it being recognized by Lender that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results.

5.15 Compliance.

(a) Neither Borrower nor or any of its directors, officers or employees, or to the knowledge of Borrower, any agent for Borrower that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. Neither the transactions contemplated by this Agreement nor the use of Term Loan Advance provided hereunder will violate Anti-Corruption Laws or applicable Sanctions.

(b) To Borrower’s knowledge, neither Borrower, nor any Affiliate of Borrower or any of its agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement is (i) in violation of any Anti-Terrorism Law, (ii) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law, or (iii) is a Blocked Person. To Borrower’s knowledge, neither Borrower, nor to the any of its Affiliates or agents, acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement, (x) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or (y) deals in, or otherwise engages in any transaction relating to, any property or interest in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law.

Exhibit E

6. AFFIRMATIVE COVENANTS.

Borrower shall do all of the following:

6.1 Good Standing. Borrower shall maintain its and each of its Subsidiaries’ (a) corporate existence and, to the extent such concept is applicable, good standing in its jurisdiction of incorporation or formation, as applicable, and (b) maintain qualification to do business in each jurisdiction in which it is required under all applicable laws and regulations except, in the case of clause (b) above, where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect. Borrower shall maintain, and shall cause each of its Subsidiaries to maintain, in force all licenses, approvals and agreements, the loss of which could reasonably be expected to have a Material Adverse Effect.

6.2 Compliance.

(a) Borrower shall maintain, and shall cause its Subsidiaries to maintain, compliance in all material respects with all applicable laws, rules or regulations (including any law, rule or regulation with respect to the making or brokering of loans or financial accommodations), and shall, or cause its Subsidiaries to, obtain and maintain all required governmental authorizations, approvals, licenses, franchises, permits or registrations reasonably necessary in connection with the conduct of Borrower’s or such Subsidiary’s business.

(b) Borrower has implemented and shall maintain in effect policies and procedures designed to ensure compliance by Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and Borrower, its Subsidiaries and their respective officers and employees and, to the knowledge of Borrower, its directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions.

(c) Borrower shall not, nor shall Borrower permit any Subsidiary or Affiliate to, directly or indirectly, knowingly enter into any documents, instruments, agreements or contracts with any Person listed on the OFAC Lists. Borrower shall not, nor shall Borrower permit any Subsidiary or Affiliate to, directly or indirectly, (i) conduct any business or engage in any transaction or dealing with any Blocked Person, including, without limitation, the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224 or any similar executive order or other Anti-Terrorism Law, or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or other Anti-Terrorism Law.

6.3 ERISA. Borrower shall meet, and shall cause each Subsidiary to meet, the minimum funding requirements of ERISA with respect to any employee benefit plans subject to ERISA. Borrower shall comply, and shall cause each Subsidiary to comply, with all statutes, laws, ordinances and government rules and regulations to which it is subject, noncompliance with which could reasonably be expected to have a Material Adverse Effect.

Exhibit E

6.4 [RESERVED]

6.5 Equipment. Borrower shall keep, and shall cause its Subsidiaries to keep, all Equipment constituting OX40 Assets, if any, in good and marketable condition, free from all material defects (other than ordinary wear and tear) except for any such Equipment for which adequate reserves have been made.

6.6 Taxes. Borrower shall make, and shall cause each Subsidiary to make, due and timely payment (or obtain extensions for such payments) of all material federal, state, and local Taxes required of it by law, and Borrower will make, and will cause each Subsidiary to make, timely payment (or obtain extensions for such payments) of all material Tax payments and withholding Taxes required of it by all applicable laws, regulations and international treaties, including, but not limited to, those laws concerning F.I.C.A., F.U.T.A., state disability, and local, state, and federal income Taxes; provided that Borrower may not make any payment if (a) the amount or validity of such payment is contested in good faith by appropriate proceedings and is reserved against (to the extent required by GAAP) by Borrower or (b) such taxes do not, individually or in the aggregate, exceed Twenty Five Thousand Dollars ($25,000).

6.7 [RESERVED]

6.8 Intellectual Property and Material License Rights. Borrower shall (i) give the Lender notice within thirty (30) days following the filing of any applications or registrations of Intellectual Property with the United States Copyright Office or United States Patent and Trademark Office, as applicable, if such Intellectual Property would constitute Collateral, including the title of such Intellectual Property rights being applied for or to be registered, as such title will appear on such applications or registrations, and the date such applications or registrations will be filed, and (ii) following the filing of any such applications or registrations, shall execute such documents as the Lender may reasonably request for the Lender to maintain its perfection in such Intellectual Property rights being applied for or to be registered by Borrower, and upon the request of the Lender, shall file such documents simultaneously with the filing of any such applications or registrations. Following filing any such applications or registrations with the United States Copyright Office or United States Patent and Trademark Office, as applicable, Borrower shall within thirty (30) days of such filing provide the Lender with (i) a copy of such applications or registrations, (ii) evidence of the filing of any documents requested by the Lender to be filed for the Lender to maintain the perfection and priority of its security interest in such Intellectual Property rights, and (iii) the date of such filing. Borrower shall ensure that at all times the Material License remains in full force and effect.

6.9 Use of Proceeds. Borrower shall use the proceeds of the Term Loan Advances only for the following purposes (collectively, “Eligible Uses”): with respect to all Term Loan Advances, purposes either set forth in the budget attached hereto as Exhibit B (the “Budget”) in amounts not to exceed the amount set forth therein by more than 50% of such amount with respect to any specific line item, or for any other purpose that the Lender may expressly consent to in writing. For purposes of determining whether the Term Loan Advances have been used in accordance with the Budget, the parties shall reference the full amount in the Budget for the then current month despite such calculation being made prior to month-end.

6.10 Compliance with Merger Agreement Covenants. Until the Merger Agreement is irrevocably terminated, Borrower shall ensure continued compliance at all times with all covenants and obligations of Borrower contained in Section 5 of the Merger Agreement solely as needed to satisfy the closing conditions set forth in Section 8.1 and 8.2 of the Merger Agreement.

Exhibit E

6.11 [Reserved].

6.12 Further Assurances. At any time and from time to time Borrower shall, and shall cause each Subsidiary to, execute and deliver such further instruments and take such further action as may reasonably be requested by the Lender to effect the purposes of this Agreement.

7. NEGATIVE COVENANTS.

Following termination of the Merger Agreement (except as expressly noted), Borrower will not do any of the following:

7.1 Dispositions. Convey, sell, lease, transfer or otherwise dispose of (including, without limitation, by the formation of any Subsidiary or pursuant to a Division) (collectively, a “Transfer”), or permit any of its Subsidiaries to Transfer, all or any part of its OX40 Assets, other than: (a) Transfers of any Inventory in the ordinary course of business; (b) Transfers of non-exclusive licenses and similar arrangements for the use of the property of Borrower or its Subsidiaries in the ordinary course of business; (c) Transfers of worn-out or obsolete Equipment which was not financed by the Term Loan Advances; or (d) Transfers consisting of Permitted Liens or Permitted Investments; provided that in no circumstances shall Borrower or its Subsidiaries Transfer any OX40 Assets except to Borrower regardless of whether the Merger Agreement is then in effect. For the avoidance of doubt, Borrower shall in no event be prohibited under this Agreement from engaging in or effecting a Company Legacy Transaction (as defined in the Merger Agreement) pursuant to Section 5.2(c) of the Merger Agreement.

7.2 Change in Business; Change in Control or Executive Office. (a) Engage in any business, or permit any of its Subsidiaries to engage in any business, other than the businesses currently engaged in by Borrower or such Subsidiary, as applicable, or any business substantially similar or related thereto (or incidental thereto); (b) cease to conduct business in the manner conducted by Borrower or such Subsidiary as of the Closing Date in all material respects; (c) suffer or permit a Change in Control; (d) without thirty (30) days prior written notification to the Lender, relocate its chief executive office or state of incorporation or change its legal name; or (e) change the date on which the Fiscal Year ends.

7.3 Mergers or Acquisitions. Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with or into any other business organization, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person (including, without limitation, by the formation of any Subsidiary or pursuant to a Division); provided that a Subsidiary may (a) merge or consolidate into another Subsidiary or into Borrower, or (b) dissolve or liquidate so long as all of such Subsidiary’s assets are transferred to Borrower.

7.4 Indebtedness. Create, incur, assume or be or remain liable with respect to any Indebtedness, or permit any Subsidiary so to do, other than Permitted Indebtedness. Notwithstanding the foregoing, regardless of whether the Merger Agreement is then in effect, Borrower and its Subsidiaries shall not permit any Indebtedness which is senior in (x) right of payment or (y) lien priority to the Obligations with respect to the OX40 Assets, in each case, other than Permitted Liens.

Exhibit E

7.5 Encumbrances. Create, incur, assume or suffer to exist any Lien with respect to (x) any of its Collateral, (y) any OX40 Assets owned by its Subsidiaries or (z) any other asset except, in each case of clauses (x)-(z), for Permitted Liens, or agree with any Person other than the Lender not to grant a security interest in, or otherwise encumber, any of its Collateral or OX40 Assets, or permit any Subsidiary to do so, except as is otherwise permitted by Section 7.1 and the definition of “Permitted Liens” herein and, in the case of clauses (x) and (y), regardless of whether the Merger Agreement is then in effect.

7.6 Distributions. Pay any dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock (each of the foregoing, a “Restricted Payment”), or permit any of its Subsidiaries to do so, provided that Borrower may (i) repurchase the stock of former employees or consultants pursuant to stock repurchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase and the aggregate amount of all such repurchases does not exceed Twenty Thousand Dollars ($20,000) in any Fiscal Year, or (ii) make nominal payments of cash in lieu of issuing fractional shares.

7.7 Investments. (a) Directly or indirectly acquire or own, or make any Investment in or to any Person, or permit any of its Subsidiaries so to do, other than Permitted Investments; or (b) suffer or permit any Subsidiary to be a party to, or be bound by, an agreement that restricts such Subsidiary from paying dividends or otherwise distributing property to Borrower.

7.8 Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower or any of its Subsidiaries except for (i) transactions that are in the ordinary course of Borrower’s business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm’s length transaction with a non-affiliated Person, (ii) reasonable and customary fees paid to members of the board of directors of Borrower and its Subsidiaries, (iii) reasonable and customary employment arrangements with executive officers approved by Borrower’s board of directors, and (iv) any transactions that constitute Permitted Indebtedness, Permitted Investments and/or Permitted Liens between Borrowers or between Borrowers and their Subsidiaries.

7.9 Compliance. (a) Become an “investment company” or be controlled by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended, or become principally engaged in, or undertake as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Term Loan Advance for such purpose; or (b) fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur, fail to comply with the Federal Fair Labor Standards Act or violate any law or regulation, which violation could reasonably be expected to have a Material Adverse Effect, or a material adverse effect on the Collateral or OX40 Assets or the priority of the Lender’s Lien on the Collateral, or permit any of its Subsidiaries to do any of the foregoing.

Exhibit E

8. EVENTS OF DEFAULT.

Following termination of the Merger Agreement (other than in the case of an Event of Default under Section 8.5), any one or more of the following events shall constitute an event of default by Borrower under this Agreement (each an “Event of Default”).

8.1 Payment Default. If Borrower fails to pay, when due, any of the Obligations and such payment has not been made within 3 business days following written notice of such failure;

8.2 Covenant Default.

(a) If Borrower fails to perform any obligation under Section 6.1 or 6.6 or violates any of the covenants contained in Article 7 and, in each case, such failure has not been remedied within 3 business days following written notice of such failure; or

(b) If Borrower fails or neglects to perform or observe any other material term, provision, condition or covenant contained in this Agreement, or in any of the Loan Documents, and as to any default (other than those specified in this Article 8) under such other term, provision, condition or covenant that can be cured, has failed to cure such default within twenty (20) days after Borrower receives written notice thereof or Borrower or any of its Subsidiaries becomes aware;

8.3 [RESERVED]

8.4 Attachment. If any portion of Borrower’s Collateral or the OX40 Assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any trustee, receiver or person acting in a similar capacity and such attachment, seizure, writ or distress warrant or levy has not been removed, discharged or rescinded within ten (10) days, or if Borrower or any of its Subsidiaries who own OX40 Assets is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien or encumbrance upon any material portion of Borrower’s Collateral or such Subsidiary’s OX40 Assets, or if a notice of lien, levy, or assessment is filed of record with respect to any of Borrower’s Collateral or such Subsidiary’s OX40 Assets by the United States Government, or any department, agency, or instrumentality thereof, or by any state, county, municipal, or governmental agency, and, in each case, the same is not paid within ten (10) days after Borrower or such Subsidiary receives notice thereof, provided that none of the foregoing shall constitute an Event of Default where such action or event is stayed or an adequate bond has been posted pending a good faith contest by Borrower or such Subsidiary;

8.5 Insolvency. If Borrower becomes insolvent, or if an Insolvency Proceeding is commenced by Borrower, or if an Insolvency Proceeding is commenced against Borrower and is not dismissed or stayed within forty-five (45) days;

8.6 Other Agreements. If there is a default or other failure to perform under any agreement to which Borrower is a party or by which it is bound resulting in a right by a third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount, individually or in the aggregate, in excess Fifty Thousand Dollars ($50,000) or which could have a Material Adverse Effect provided, however, that the Event of Default under this

Exhibit E

Section 8.6 caused by the occurrence of a breach or default under such other agreement shall be cured or waived for purpose of this Agreement upon Lender receiving written notice from the party asserting such breach or default of such cure or waiver of the breach or default under such other agreement, if at the time of such cure or waiver under such other agreement (i) Lender has not declared an Event of Default under this Agreement and/or exercised any rights with respect thereto, (ii) any such cure or waiver does not result in an Event of Default under any other provision of this Agreement or any Loan Document; and (iii) in connection with any such cure or waiver under such other agreement, the terms of any agreement with such third party are not modified or amended in any manner which could be materially less advantageous to Borrower as determined by the Lender in its reasonable discretion;

8.7 Judgments. If a judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least Fifty Thousand Dollars ($50,000) (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of ten (10) days;

8.8 Misrepresentations. If any material misrepresentation or material misstatement exists now or hereafter in any warranty or representation set forth herein or in any Loan Document, certificate or other writing delivered to the Lender by any Responsible Officer pursuant to this Agreement or to induce the Lender to enter into this Agreement or any other Loan Document; provided, however, such misrepresentation or misstatement may be remedied within ten (10) Business Days of the earlier of the date when Borrower receives written notice of such misrepresentation or misstatement or Borrower becomes aware of such misrepresentation or misstatement;

9. LENDER’S RIGHTS AND REMEDIES.

9.1 Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, the Lender may, at its election, without notice of its election and without demand, do any one or more of the following, all of which are authorized by Borrower:

(a) Declare all Obligations, whether evidenced by this Agreement, by any of the other Loan Documents, or otherwise, immediately due and payable (provided that upon the occurrence of an Event of Default described in Section 8.5, all Obligations shall become immediately due and payable without any action by the Lender);

(b) Make such payments and do such acts as the Lender considers necessary or reasonable to protect its security interest in the Collateral. Borrower agree to assemble the Collateral if the Lender so requires, and to make the Collateral available to the Lender as the Lender may designate that is reasonably convenient to the Lender and Borrower. Borrower authorize the Lender to peaceably enter the premises where the Collateral is located, to take and maintain possession of the Collateral, or any part of it, and to pay, purchase, contest, or compromise any encumbrance, charge, or lien which in the Lender’s determination appears to be prior or superior to its security interest and to pay all expenses incurred in connection therewith. With respect to any of Borrower’s owned premises, Borrower hereby grants the Lender a license to enter into possession of such premises and to occupy the same, without charge, in order to exercise any of the Lender’s rights or remedies provided herein, at law, in equity, or otherwise;

Exhibit E

(c) Ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell (in the manner provided for herein) the Collateral. The Lender is hereby granted a license or other right, solely pursuant to the provisions of this Section 9.1, to use, without charge, any Borrower’s labels, patents, copyrights, rights of use of any name, trade secrets, trade names, trademarks, service marks, and advertising matter, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with the Lender’s exercise of its rights under this Section 9.1, any Borrower’s rights under all licenses and all franchise agreements shall inure to the Lender’s benefit;

(d) Dispose of the Collateral by way of one or more contracts or transactions, for cash or on terms, in such manner and at such places (including Borrower’s premises) as the Lender determines is commercially reasonable, and apply any proceeds to the Obligations in whatever manner or order the Lender deems appropriate;

(e) The Lender may credit bid and purchase at any public sale;

(f) Any deficiency that exists after disposition of the Collateral as provided above will be paid immediately by Borrower and

(g) Exercise all rights and remedies available to the Lender under the Loan Documents or at law or equity, including all remedies provided under the Code or any applicable law.

9.2 Power of Attorney. Effective only upon the occurrence and during the continuance of an Event of Default, Borrower hereby irrevocably appoints the Lender (and any of the Lender’s designated officers, or employees) as Borrower’s true and lawful attorney to: (a) dispose of any Collateral; (b) [RESERVED]; (c) to file, in its sole discretion, one or more financing or continuation statements and amendments thereto, relative to any of the Collateral; or (d) exercise any other rights afforded to the Lender hereunder or under law with respect to the Collateral. The appointment of the Lender as Borrower’s attorney in fact, and each and every one of the Lender’s rights and powers, being coupled with an interest, is irrevocable until all of the Obligations have been fully repaid and performed and the Lender’s obligation to provide Term Loan Advances hereunder is terminated.

9.3 [Reserved].

9.4 Lender Expenses. If Borrower fails to pay any amounts or furnish any required proof of payment due to third persons or entities, as required under the terms of this Agreement, then the Lender may make payment of the same or any part thereof. Any amounts so paid or deposited by the Lender shall constitute Lender Expenses, shall be immediately due and payable, and shall bear interest at the then applicable rate hereinabove provided, and shall be secured by the Collateral. Any payments made by the Lender shall not constitute an agreement by the Lender to make similar payments in the future or a waiver by the Lender of any Event of Default under this Agreement.

9.5 Lender’s Liability for Collateral. So long as Lender complies with reasonable lender practices, the Lender shall not in any way or manner be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage thereto occurring or arising in any manner or fashion from any cause; (c) any diminution in the value thereof; or (d) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other person whomsoever. All risk of loss, damage or destruction of the Collateral shall be borne by Borrower.

Exhibit E

9.6 Remedies Cumulative. The Lender’s rights and remedies under this Agreement, the Loan Documents, and all other agreements shall be cumulative. The Lender shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by the Lender of one right or remedy shall be deemed an election, and no waiver by the Lender of any Event of Default on Borrower’s part shall be deemed a continuing waiver. No delay by the Lender shall constitute a waiver, election, or acquiescence by it. No waiver by the Lender shall be effective unless made in a written document signed on behalf of the Lender and then shall be effective only in the specific instance and for the specific purpose for which it was given.

9.7 Demand; Protest. Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees at any time held by the Lender on which Borrower may in any way be liable.

10. NOTICES. All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, or email address indicated below. The Lender or Borrower may change its mailing or electronic mail address by giving the other party written notice thereof in accordance with the terms of this Section 10.

If to Borrower:	Inmagene Biopharmaceuticals, on behalf of Borrower 12526 High Bluff Drive, Ste. 345 San Diego, CA 92130 Attn: Jonathan Wang, Ph.D., MBA Email: [●]
With a copy (which shall not constitute notice) to:
Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117Attn: Patrick Loofbourrow; Rama Padmanabhan Email: loof@cooley.com; padmanabhan@cooley.com

Exhibit E

If to Lender:	Ikena Oncology, Inc. 645 Summer Street, Suite 101 Boston, MA 02210 Attention: Mark Manfredi Jotin Marango Email: [●] [●]
With a copy (which shall not constitute notice) to:
Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 Attn: Reid Bagwell Email: RBagwell@goodwinlaw.com

The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other.

11. GOVERNING LAW. This Agreement shall be deemed to have been made under and shall be governed by the laws of the State of New York (without regard to choice of law principles except as set forth in Sections 5-1401 and 5-1402 of the New York General Obligations Law) in all respects, including matters of construction, validity and performance, and that none of its terms or provisions may be waived, altered, modified or amended except as the Lender may consent thereto in writing duly signed for and on its behalf.

12. JURISDICTION AND JURY TRIAL WAIVER.

12.1 Each party hereby irrevocably consents that any suit, legal action or proceeding against a party or any of its properties with respect to any of the rights or obligations arising directly or indirectly under or relating to this Agreement or any other Loan Document may be brought in any jurisdiction, including, without limitation, any New York state or United States Federal Court located in the southern district of New York, as the other party may elect, and by execution and delivery of this Agreement, each party hereby irrevocably submits to and accepts with regard to any such suit, legal action or proceeding, for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The parties hereby irrevocably consent to the service of process in any such suit, legal action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, return receipt requested, to such party at its address set forth herein. The foregoing shall not limit the right of the other party to serve process in any other manner permitted by law or to bring any suit, legal action or proceeding or to obtain execution of judgment in any other jurisdiction.

12.2 The parties hereby irrevocably waive any objection which Borrower may now or hereafter have to the laying of venue of any suit, legal action or proceeding arising directly or indirectly under or relating to this Agreement or any other Loan Document in any state or federal court located in any jurisdiction, including without limitation, any state or federal court located in the southern district of New York chosen by the Lender in accordance with this Section 12 and hereby further irrevocably waive any claim that a court located in the southern district of New York is not a convenient forum for any such suit, legal action or proceeding.

Exhibit E

12.3 The parties hereby irrevocably agree that any suit, legal action or proceeding commenced by the other party with respect to any rights or obligations arising directly or indirectly under or relating to this Agreement or any other Loan Document (except as expressly set forth therein to the contrary) shall be brought exclusively in any New York state or United States Federal Court located in the southern district of New York.

12.4 The parties hereby waive any defense or claim based on marshaling of assets or election or remedies or guaranties.

12.5 Borrower and the Lender (by its entry into this Agreement) hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to any obligation of Borrower or this Agreement or any other Loan Document.

13. GENERAL PROVISIONS.

13.1 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties; provided, however, that neither this Agreement nor any rights hereunder may be assigned by Borrower without the Lender’s prior written consent, which consent may be granted or withheld in the Lender’s reasonable discretion. The Lender shall have the right without the consent of or notice to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, the Lender’s obligations, rights and benefits hereunder to any Affiliate of the Lender.

13.2 Indemnification.

(a) Borrower shall defend, indemnify and hold harmless the Lender and its Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of the Lender and its Affiliates (each, an “Indemnified Person”) against: (i) all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the transactions contemplated by this Agreement; and (ii) all losses or Lender Expenses in any way suffered, incurred, or paid by the Lender as a result of or in any way arising out of, following, or consequential to transactions between the Lender and Borrower whether under this Agreement, or otherwise contemplated by the Loan Documents (including without limitation reasonable and documented out-of-pocket attorneys’ fees and expenses), except for losses caused by such Indemnified Person’s gross negligence or willful misconduct. All amounts due under this Section 13.2 shall be payable promptly after demand therefor.

(b) To the fullest extent permitted by applicable law, each of the Loan Parties and the Lender shall not assert, and the parties hereby waive, any claim against any party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) or any loss of profits arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Term Loan Advance, or the use of the proceeds thereof.

Exhibit E

13.3 Time of Essence. Time is of the essence for the performance of all obligations set forth in this Agreement.

13.4 Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

13.5 Amendments in Writing, Integration. Neither this Agreement nor the Loan Documents can be amended or terminated orally. All prior agreements, understandings, representations, warranties, and negotiations between the parties hereto with respect to the subject matter of this Agreement and the Loan Documents, if any, are merged into this Agreement and the Loan Documents.

13.6 Counterparts/Acceptance. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.

13.7 Survival. All covenants, representations and warranties made in this Agreement shall continue in full force and effect so long as any Obligations remain outstanding or the Lender has any obligation to make Term Loan Advances to Borrower. The obligations of Borrower to indemnify Indemnified Persons with respect to the expenses, damages, losses, costs and liabilities described in Section 13.2 shall survive until all applicable statute of limitations periods with respect to actions that may be brought against the Lender have run.

13.8 Confidentiality. In handling any confidential information the Lender and all employees and agents of the Lender, including but not limited to accountants, shall exercise the same degree of care that it exercises with respect to its own proprietary information of the same types to maintain the confidentiality of any non-public information thereby received or received pursuant to this Agreement except that disclosure of such information may be made (a) to the subsidiaries or affiliates of the Lender in connection with their present or prospective business relations with Borrower, (b) to prospective transferees or purchasers of any interest in the Term Loan Advances, (c) as required by law, regulations, rule or order, subpoena, judicial order or similar order, (d) as may be required in connection with the examination, audit or similar investigation of the Lender and (e) as the Lender may determine in connection with the enforcement of any remedies hereunder. Confidential information hereunder shall not include information that either: (i) is in the public domain or in the knowledge or possession of the Lender when disclosed to the Lender, or becomes part of the public domain after disclosure to the Lender through no fault of the Lender; or (ii) is disclosed to the Lender by a third party, provided the Lender does not have actual knowledge that such third party is prohibited from disclosing such information.

13.9 Increased Costs. If any Change in Law shall impose, modify, or make applicable any Taxes (except federal, state, or local income or franchise taxes imposed on the Lender), reserve requirements, liquidity requirements, capital adequacy requirements, Federal Deposit Insurance Corporation (FDIC) deposit insurance premiums or assessments, or other obligations which would (A) increase the cost to the Lender for extending, maintaining or funding the Term Loan Advances, (B) reduce the amounts payable to the Lender under this Agreement, or

Exhibit E

(C) reduce the rate of return on the Lender’s capital as a consequence of the Lender’s obligations with respect to the Term Loan Advances, then Borrower agrees to pay the Lender such additional amounts as will compensate the Lender therefor, within five (5) days after the Lender’s written demand for such payment. The Lender’s demand shall be accompanied by an explanation of such imposition or charge and a calculation in reasonable detail of the additional amounts payable by Borrower, which explanation and calculations shall be conclusive in the absence of manifest error.

13.10 Release of Collateral. Without limiting the rights of the parties with respect to any other circumstance, if the Merger Agreement is terminated pursuant to Section 10.1(k) of the Merger Agreement, Lender will cooperate with Borrower to provide customary payoff and release documents to evidence the release of Collateral in connection with any transaction by Borrower (which may be in the form of a financing, out-license or otherwise) so long as such transaction provides sufficient proceeds to pay in full all amounts outstanding under this Agreement including any principal and interest. For avoidance of doubt, Lender will not be obligated to release any Collateral prior to such payment in full (but shall provide customary payoff and release documents providing for automatic release upon payment in full under such circumstances as set forth in this Section 13.10).

BY SIGNING THIS DOCUMENT EACH PARTY TO THIS AGREEMENT REPRESENTS AND AGREES THAT: (A) THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN ALL PARTIES TO THIS AGREEMENT, (B) THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES TO THIS AGREEMENT, AND (C) THIS WRITTEN AGREEMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF ANY OF THE PARTIES TO THIS AGREEMENT.

BY SIGNING THIS DOCUMENT EACH PARTY TO THIS AGREEMENT REPRESENTS AND AGREES THAT: (A) THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN ALL PARTIES TO THIS AGREEMENT, (B) THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES TO THIS AGREEMENT, AND (C) THIS WRITTEN AGREEMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF ANY OF THE PARTIES TO THIS AGREEMENT.

[Balance of Page Intentionally Left Blank]

Exhibit E

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

INMAGENE BIOPHARMACEUTICALS

By:

Name:

Title:

IKENA ONCOLOGY, INC.

By:

Name:

Title:

B-1

Exhibit E

EXHIBIT A

ADVANCE REQUEST FORM

[See attached]

B-2

Exhibit E

EXHIBIT B

BUDGET

[See attached]

Exhibit F

FORM OF INSIGHT CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Ikena Oncology, Inc., a Delaware corporation (“Insight”), and Computershare Inc., a Delaware corporation (“Computershare”), and its wholly owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company (collectively, as “Rights Agent”).

RECITALS

A. Insight, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”) and the other parties thereto, have entered into an Agreement and Plan of Merger, dated as of December 23, 2024 (the “Merger Agreement”).

B. Pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Insight has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described.

C. The parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Insight and to make this Agreement a valid and binding agreement of Insight, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of at least 40% of the outstanding CVRs, as reflected on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first [•] thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“Change of Control” means (a) the acquisition in one transaction or a series of related transactions, by any Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) of the securities of Insight possessing more than 50% of the total combined voting power of all outstanding securities of Insight (provided, however, that a Change of Control will not result upon such acquisition of ownership if such acquisition occurs as a result of: (i) a public offering of Insight’s securities or any

Exhibit F

financing transaction or series of financing transactions, in each case for bona fide financing purposes or (ii) a merger or consolidation involving Insight where the holders of the outstanding voting securities of the Insight immediately prior to such merger or consolidation (taken in the aggregate) possess beneficial ownership of 50% or more of the total combined voting power of all outstanding voting securities of Insight, the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity, immediately after such merger or consolidation); or (b) the sale, transfer, exclusive license or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Insight (on a consolidated basis), except for a transaction in which the holders of the outstanding voting securities of Insight immediately prior to such transaction(s) (taken in the aggregate) receive as a distribution with respect to securities of Insight more than 50% of the total combined voting power of all outstanding voting securities of the acquiring entity or a parent or holding company of the acquiring entity immediately after such transaction(s).

“Common Stock” means the common stock, $0.001 par value, of Insight.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

“CVR Payment” means a cash payment equal to (i) ninety percent (90%) of the Net Proceeds received by Insight in a given CVR Payment Period to the extent such payment relates to a Disposition Agreement entered into after the Closing Date, if any, with the remaining ten percent (10%) being retained by Insight, (ii) one hundred percent (100%) of the Net Proceeds received by Insight to the extent such payment relates to a Disposition Agreement entered into prior to the Closing Date (other than agreements covered by clause (iii)), or (iii) one hundred percent (100%) of the Net Proceeds received by Insight to the extent such payment relates to a Disposition Agreement entered into prior to the Closing Date with respect to the Pionyr Assets that exceed the aggregate amounts payable by Insight to the holders of contingent value rights pursuant to that certain Contingent Value Rights Agreement, by and between Insight and Computershare, dated as of August 4, 2023; provided, that with respect to clauses (i), (ii) and (iii), Insight, in its reasonable discretion as resolved by the Insight Board, may withhold from any CVR Payment to provide for the satisfaction of indemnity obligations or other potential post-disposition Liabilities under any Disposition Agreement in excess of any escrow fund established therein, in each case to the extent not already deducted as Permitted Deductions; provided, further, that any such withheld Net Proceeds shall be distributed (net of any Permitted Deductions satisfied therefrom) to the Holders no later than the CVR Payment Period in which occurs the extinction of any such indemnity obligations or other post-disposition Liabilities.

“CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

“CVR Payment Period” means a period equal to two (2) consecutive Calendar Quarters (or portion thereof) beginning on the Effective Time of the Merger and ending on March 31 or September 30 of any given calendar year during the CVR Term (provided, that if the last CVR Payment Period would end subsequent to the expiration of the CVR Term, such CVR Payment Period will end on the Termination Date).

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Insight, signed on behalf of Insight, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Term” means the period beginning on the Closing and ending upon the tenth (10th) anniversary of this Agreement; provided that, solely with respect to any Disposition Agreement set forth on Schedule 1.1, the CVR Term shall extend until the latest date that Insight may earn a contingent, earnout, milestone or similar payment pursuant to such Disposition Agreement if (i) the first patient has been dosed in a registrational trial of an asset covered by such Disposition Agreement before the second (2nd) anniversary of this Agreement or (ii) FDA approval of an NDA for an asset covered by such Disposition Agreement has been received by Insight before the fifth (5th) anniversary of this Agreement.

Exhibit F

“Disposition” means the sale, exclusive license, transfer or other disposition of any Insight CVR Asset (including any such sale or disposition of equity securities in any Subsidiary established by Insight to hold any right, title or interest in or to any Insight CVR Asset), in each case during the Disposition Period.

“Disposition Agreement” means a definitive written agreement providing for a transaction or series of transactions between Insight or its Affiliates and any Person who is not an Affiliate of Insight regarding a Disposition.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the first anniversary of the Closing Date.

“Gross Proceeds” means, without duplication, the sum of all cash consideration and all cash proceeds from the sale of non-cash consideration of any kind that is paid to Insight or any of its Affiliates, or is received by Insight or any of its Affiliates, during the CVR Term with respect to a Disposition, solely as such consideration relates to an Insight CVR Asset.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Insight CVR Assets” means (a) Insight’s targeted oncology programs, IK-930 and IK-595, (b) Insight’s kynurenine degrading enzyme program, IK-412, (c) Insight’s antibody assets PY314, PY159, and PY265 (the “Pionyr Assets”), (d) Insight’s aryl hydrocarbon receptor antagonist program, IK-175 and (e) any other assets used or owned by Insight prior to the Closing.

“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Loss” has the meaning set forth in Section 3.2(g).

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with Insight’s accounting practices and the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer or the chief financial officer of Insight, in their respective official capacities.

“Party” means Insight or the Rights Agent.

“Permitted Deductions” means the sum of:

(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by Insight or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by Insight or any of its Affiliates that would not have been incurred by Insight or any of its Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Insight or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed based on the gain recognized by Insight or its Affiliates from the Disposition after reduction for any net operating loss carryforwards or other Tax attributes of Insight or its Affiliates as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as determined by Insight’s tax advisers (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other tax attributes generated by Insight or its Affiliates after the Closing Date);

Exhibit F

(b) any reasonable and documented expenses incurred by Insight or any of its Affiliates to preserve or ready the Insight CVR Assets for sale or in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any Contract in connection with any Insight CVR Asset, including any damages, liabilities arising under any Contract or Disposition Agreement, including any incurred in litigation or other dispute resolution therefor, and any costs related to the prosecution, maintenance or enforcement by Insight or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation or dispute resolution in respect of the same);

(c) any reasonable and documented expenses incurred or accrued by Insight or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Insight CVR Asset or the sale of any marketable securities received in any Disposition, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto, including such fee disclosed in Schedule 1.2;

(d) any Losses incurred or reasonably expected to be incurred by Insight or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations of Insight or any of its Affiliates set forth in any Disposition Agreement;

(e) any proceeds in consideration for a Disposition pursuant to a Disposition Agreement included in the final determination of the Net Cash of Insight in accordance with the Merger Agreement (for the purpose of avoiding overpayment of any duplicative amounts);

(f) any Liabilities borne by Insight or any of its Affiliates pursuant to Contracts related to Insight CVR Assets, including costs arising from the termination thereof; and

(g) any amounts payable to the Rights Agent in connection with the distribution of any CVR Payment Amount.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive contingent CVR Payments pursuant to this Agreement. The initial Holders will be the holders of Common Stock as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, those shares of Common Stock issued in respect of the Concurrent Investment). One CVR will be issued with respect to each share of Common Stock that is outstanding as of immediately prior to the Effective Time.

Exhibit F

(b) Insight hereby appoints the Rights Agent to act as Rights Agent for Insight in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable.

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument. Holders’ rights and obligations in respect of CVRs derive solely from this Agreement.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Insight. The CVR Register will initially show one position for Cede & Co. representing shares of Common Stock held by DTC on behalf of the street holders of the shares of Common Stock held by such Holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly or indirectly to the street name holders with respect to transfers of CVRs. With respect to any payments or issuances to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares Common Stock by sending one lump-sum payment or issuance to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments or shares of Common Stock by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Insight and Rights Agent shall not be responsible for, and may require evidence of payment of a sum sufficient to cover (or evidence that such Taxes and charges are not applicable), any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Insight and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

Exhibit F

(e) Insight will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Insight’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each CVR Payment Period during the CVR Term, Insight shall deliver to the Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, Insight shall pay the Rights Agent in U.S. dollars an amount equal to one-hundred percent (100%) of the Net Proceeds (if any) (subject to the proviso in the definition of the term “CVR Payment”) for the applicable CVR Payment Period; provided, however, that in the event that the aggregate CVR Payment on any CVR Payment Statement shall be less than $1,000,000, no CVR Payment Amount shall be due and instead such CVR Payment shall be added to subsequent CVR Payments until: (i) the aggregate CVR Payment shall be at least $1,000,000 or (ii) final CVR Payment Period. Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than ten (10) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall, upon any Holder’s request in writing and as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(a), send such Holder at its registered address a copy of such statement. For the avoidance of doubt Insight shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Insight’s obligations set forth in this Section 2.4(a).

(b) The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. That notwithstanding, Insight shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable law from any amounts payable pursuant to this Agreement (“Withholding Taxes”). To the extent the amounts are so withheld by Insight or the Rights Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. In the event Insight becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), Insight shall use commercially reasonable efforts to provide written notice to the Rights Agent and the Rights Agent shall use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an IRS Form W-9 or appropriate IRS Form W-8, as applicable, in order to reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(b), no further notice shall be required to be given for any future payments of such Withholding Tax. Insight will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon reasonable request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to tax withholding, reporting or payment except specifically instructed by Insight.

Exhibit F

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the end of an applicable CVR Payment Period (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Insight or a person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent), and any Holder will thereafter look only to Insight for payment of such CVR Payment (which shall be without interest).

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the end of an applicable CVR Payment Period (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Insight and will be transferred to Insight or a person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither Insight nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Insight agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Insight, a public office or a person nominated in writing by Insight.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Insight or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Insight.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of Insight or any of its subsidiaries either at law or in equity. The rights of any Holder and the obligations of Insight and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Insight’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither Insight nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Insight or a Person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Insight of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Insight or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Exhibit F

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, except in the case of willful misconduct, bad faith or fraud of the Rights Agent, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Insight to the Rights Agent (but not including reimbursable expenses and other charges) during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Insight or the Company. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Insight in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of Insight or, with respect to Section 2.3(d), the Acting Holders.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, fraud, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by Insight for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, fraud, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

Exhibit F

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) Insight agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s willful misconduct, bad faith, fraud or gross negligence; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) Insight agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and Insight on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Insight will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Insight is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to Insight, any holders of CVRs, any holders of shares of Common Stock or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any Insight, the Company or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Insight or the Company or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Insight or for any other Person.

Exhibit F

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to Insight, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Insight or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from Insight or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent.

(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Insight or the Company resulting from any such act, default, neglect or misconduct, absent willful misconduct, bad faith, fraud or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Insight only.

(p) The Rights Agent shall act hereunder solely as agent for Insight and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Insight, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Insight.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(r) The Rights Agent shall not be liable or responsible for any failure of Insight to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(s) The obligations of Insight and the rights of the Rights Agent under this Section 3.2, Section 3.1. and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

(t) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(u) The Rights Agent will have no liability and shall be held harmless by Insight in respect of the validity of this Agreement and the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Insight), nor shall it be responsible for any breach by Insight of any covenant or condition contained in this Agreement.

Exhibit F

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Insight. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Insight will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Insight will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Insight fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Insight will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Insight fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Insight.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Insight will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Insight and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Insight and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Insight or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

Exhibit F

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Insight will furnish or cause to be furnished to the Rights Agent, in such form as Insight receives from Insight’s transfer agent (or other agent performing similar services for Insight), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Obligations of Public Company.

(a) Notwithstanding anything herein to the contrary, (a) Insight and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products, including, subject to Section 4.2(b), with respect to (i) managing, directing and controlling the exploitation of the Insight CVR Assets in all respects and (ii) conducting any sale process (including engagement of advisors) with respect to any Insight CVR Assets), and subject to Insight’s compliance with the terms of this Agreement, Insight and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Insight and its Affiliates and its and their stockholders, rather than the interest of the Holders, (b) none of Insight or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty or any other implied duties (including the implied covenant of good faith and fair dealing) to any Holder in respect of the CVRs or the Insight CVR Assets, (c) except as specifically provided in Section 4.2(b), Insight shall have no obligation to operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of its or its Affiliates’ business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (d) following the Disposition Period, Insight shall be permitted to take any action in respect of the Insight CVR Assets in order to satisfy any wind-down and termination Liabilities of the Insight CVR Assets.

(b) Insight will allocate reasonable resources to reasonably maintain the Insight CVR Assets during the Disposition Period; provided, that Insight will not in any event be required to exceed the Expense Reserve in maintaining the Insight CVR Assets.

(c) None of Insight or any of its Affiliates shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the sale of the Insight CVR Assets, except for the obligation to make CVR Payment Amounts to the Holders of CVRs pursuant to this Agreement.

(d) Except for the obligations to the Rights Agent set forth in Section 2.3(b), neither Insight nor its Subsidiaries will have any responsibility or liability whatsoever to any Person other than the Holders.

(e) Solely with respect to the sale of an Insight CVR Asset and for up to twelve (12) months after receipt thereof, Insight will use commercially reasonable efforts to sell any securities listed on a U.S. national exchange (subject to any restrictions associated with such securities received as consideration for such sale); provided, that Insight will have no liability for its failure to monetize any such non-cash consideration received.

Section 4.3 Prohibited Actions.

Unless approved by the Insight Board, prior to the end of the Disposition Period, Insight shall not grant any lien, security interest, pledge or similar interest in any Insight CVR Assets or any Net Proceeds.

Section 4.4 Books and Records.

Until the end of the CVR Term, Insight shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments, if any, payable hereunder in accordance with the terms specified in this Agreement.

Exhibit F

Section 4.5 Audits.

Until the Termination Date and for a period of one (1) year thereafter, Insight shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to Insight to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Period in which Insight or its Affiliates receives Gross Proceeds and ending on the last day of the CVR Term. Insight may require such accounting firm to execute a reasonable confidentiality agreement with Insight prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared, and in no event shall Insight be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party. Such audits may be conducted during normal business hours upon reasonable prior written notice to Insight, but no more than frequently than once per year. No accounting period of Insight shall be subject to audit more than one time by the Acting Holders, as applicable. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by Insight to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, Insight shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment Period. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Insight of twenty percent (20%) or more of the CVR Payment due under this Agreement, in which case Insight shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.5.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Insight, at any time and from time to time, may (without the consent of any Person, including the Holders, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to Insight and the assumption of any such successor of the covenants of Insight outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of Insight such further covenants, restrictions, conditions or provisions as Insight and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

Exhibit F

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that Insight is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Insight or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that Insight complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

(b) Promptly after the execution by Insight of any amendment pursuant to this Section 5.1, Insight will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Insight without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), Insight and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Insight and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Insight will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Insight which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

Exhibit F

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Change of Control.

Prior to the Termination Date, Insight shall not consummate a Change of Control without the consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed), unless:

(a) the Person that is the relevant transferee, assignee, acquiror, delegate or other successor (including by operation of law) in such Change of Control (the “Surviving Person”) shall assume or succeed to the obligations on all CVRs (when and as due hereunder); and

(b) Insight has delivered to the Rights Agent an Officer’s Certificate stating that such Change of Control complies with this Article 6 and that all conditions precedent herein provided for relating to such Change of Control have been complied with.

Section 6.2 Successor Substituted.

Upon the consummation of any Change of Control in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Insight under this Agreement with the same effect as if the Surviving Person had been named as Insight herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Insight.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder when sent (a) fees prepaid, via a reputable international overnight courier service in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (b) on the date sent in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

Computershare Trust Company, N.A.

Computershare Inc.

150 Royall Street

Canton, MA 02021

if to Insight, to:

ImageneBio, Inc.

[Address]

[City, State ZIP]

Attention: [•]

Email: [•]

with a copy, which shall not constitute notice, to:

[Counsel]

[Address]

[City, State ZIP]

Attention: [•]

Email: [•]

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Exhibit F

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Insight and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Insight and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Insight’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, Insight may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Insight is merged or consolidated, or any entity resulting from any merger or consolidation to which Insight shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, Insight shall agree to remain liable for the performance by Insight of its obligations hereunder (to the extent Insight exists following such assignment). Insight or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Insight, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Insight, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Exhibit F

Section 7.7 Governing Law.

This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction.

In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, and appellate courts thereof; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to Insight.

Exhibit F

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earliest to occur of (a) the expiration of the CVR Term, (b) the expiration of all payment obligations under the Disposition Agreements, or (c) the delivery of a written notice of termination duly executed by Insight and the Acting Holders (such date, the “Termination Date”). The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments, if any, have been made, if applicable.

Section 7.13 Funds.

All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by Computershare, as agent for Insight, and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Insight. Until paid pursuant to the terms of this Agreement, the Rights Agent shall cause Computershare to hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 7.14 Further Assurance by Insight.

Insight agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

Exhibit F

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Insight have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Insight and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

Exhibit F

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

IKENA ONCOLOGY, INC.

By:
Name:	Mark Manfredi, Ph.D.
Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE INC.,

On behalf of both entities

By:
Name:
Title:

Exhibit G

FORM OF COMPANY CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Ikena Oncology, Inc., a Delaware corporation (“Insight”), and Computershare Inc., a Delaware corporation (“Computershare”), and its wholly owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company (collectively, as “Rights Agent”).

RECITALS

A. Insight, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”) and the other parties thereto, have entered into an Agreement and Plan of Merger, dated as of December 23, 2024 (the “Merger Agreement”).

B. Pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Insight has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described.

C. The parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Insight and to make this Agreement a valid and binding agreement of Insight, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of at least 25% of the outstanding CVRs, as reflected on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however, that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first [•] thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“Change of Control” means (a) the acquisition in one transaction or a series of related transactions, by any Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) of the securities of Insight possessing more than 50% of the total combined voting power of all outstanding securities of Insight (provided, however, that a Change of Control will not result upon such acquisition of ownership if such acquisition occurs as a result of: (i) a public offering of Insight’s securities or any

Exhibit G

financing transaction or series of financing transactions, in each case for bona fide financing purposes or (ii) a merger or consolidation involving Insight where the holders of the outstanding voting securities of the Insight immediately prior to such merger or consolidation (taken in the aggregate) possess beneficial ownership of 50% or more of the total combined voting power of all outstanding voting securities of Insight, the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity, immediately after such merger or consolidation); or (b) the sale, transfer, exclusive license or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Insight (on a consolidated basis), except for a transaction in which the holders of the outstanding voting securities of Insight immediately prior to such transaction(s) (taken in the aggregate) receive as a distribution with respect to securities of Insight more than 50% of the total combined voting power of all outstanding voting securities of the acquiring entity or a parent or holding company of the acquiring entity immediately after such transaction(s).

“Company CVR Assets” means the programs and projects controlled by Company or any of its Affiliates any time prior to the date of this Agreement (other than IMG-007), as may be further developed by or on behalf of Insight after the date of this Agreement.

“Company Shares” means the Company Ordinary Shares, the Company Series Seed Preferred Shares, the Company Series A Preferred Shares, the Company Series B Preferred Shares, the Company Series C-1 Preferred Shares and the Company Series C-2 Preferred Shares, in each case as defined in the Merger Agreement.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

“CVR Payment” means a payment equal to (i) ninety percent (90%) of the Net Proceeds received by Insight in a given CVR Payment Period to the extent such payment relates to a Disposition Agreement entered into after the Closing Date, if any, with the remaining ten percent (10%) being retained by Insight, or (ii) one hundred percent (100%) of the Net Proceeds received by Insight to the extent such payment relates to a Disposition Agreement entered into prior to the Closing Date; provided, that with respect to clauses (i) and (ii), Insight, in its reasonable discretion as resolved by the Insight Board, may withhold from any CVR Payment to provide for the satisfaction of indemnity obligations or other potential post-disposition Liabilities under any Disposition Agreement in excess of any escrow fund established therein, in each case to the extent not already deducted as Permitted Deductions; provided, further, that any such withheld Net Proceeds shall be distributed (net of any Permitted Deductions satisfied therefrom) to the Holders no later than the CVR Payment Period in which occurs the extinction of any such indemnity obligations or other post-disposition Liabilities.

“CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

“CVR Payment Period” means a period equal to two (2) consecutive Calendar Quarters (or portion thereof) beginning on the Effective Time of the Merger and ending on March 31 or September 30 of any given calendar year during the CVR Term (provided, that if the last CVR Payment Period would end subsequent to the expiration of the CVR Term, such CVR Payment Period will end on the Termination Date).

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Insight, signed on behalf of Insight, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Register” has the meaning set forth in Section 2.3(b).

Exhibit G

“CVR Term” means the period beginning on the Closing and ending upon the tenth (10th) anniversary of this Agreement; provided that, solely with respect to any Disposition Agreement set forth on Schedule 1.1, the CVR Term shall extend until the latest date that Insight may earn a contingent, earnout, milestone or similar payment pursuant to such Disposition Agreement if (i) the first patient has been dosed in a registrational trial of an asset covered by such Disposition Agreement before the second (2nd) anniversary of this Agreement or (ii) FDA approval of an NDA for an asset covered by such Disposition Agreement has been received by Insight before the fifth (5th) anniversary of this Agreement.

“Disposition” means the sale, exclusive license, transfer or other disposition of all or any portion of a Company CVR Asset (including any such sale or disposition of equity securities in any Subsidiary established to hold any right, title or interest in or to any Company CVR Asset), in each case during the Disposition Period.

“Disposition Agreement” means a definitive written agreement providing for a transaction or series of transactions between Insight or its Affiliates and any Person who is not an Affiliate of Insight regarding a Disposition.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the first anniversary of the Closing Date.

“Gross Proceeds” means, without duplication, the sum of all cash consideration and all equity consideration of any kind that is paid to, or received by, Insight or any of its Affiliates, during the CVR Term with respect to all Dispositions, solely as such consideration relates to each and every Company CVR Asset. The value of any equity securities constituting Gross Proceeds shall be determined as follows: (i) if a value was ascribed to any such securities in connection with such Disposition, such value so ascribed or (ii) if no value was ascribed, then the value of securities that have no established public market, shall be the fair market value, as determined by the Board of Directors of Insight, thereof as of the date of payment to, or receipt by, Insight or its relevant Affiliate.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Loss” has the meaning set forth in Section 3.2(g).

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with Insight’s accounting practices and the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer or the chief financial officer of Insight, in their respective official capacities.

“Party” means Insight or the Rights Agent.

“Permitted Deductions” means the sum of:

(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by Insight or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by Insight or any of its Affiliates that would not have been incurred by Insight or any of its Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Insight or

Exhibit G

its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed based on the gain recognized by Insight or its Affiliates from the Disposition after reduction for any net operating loss carryforwards or other Tax attributes of Insight or its Affiliates as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as determined by Insight’s tax advisers (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other tax attributes generated by Insight or its Affiliates after the Closing Date);

(b) any reasonable and documented expenses incurred by Insight or any of its Affiliates to develop or otherwise ready the Company CVR Assets for sale or in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any Contract in connection with any Company CVR Asset, including any damages or liabilities arising under any Contract or Disposition Agreement, including any incurred in litigation or other dispute resolution therefor, and any costs related to the prosecution, maintenance or enforcement by Insight or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation or dispute resolution in respect of the same);

(c) any reasonable and documented expenses incurred or accrued by Insight or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Company CVR Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

(d) any Losses incurred or reasonably expected to be incurred by Insight or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations of Insight or any of its Affiliates set forth in any Disposition Agreement;

(e) any Liabilities borne by Insight or any of its Affiliates pursuant to Contracts related to Company CVR Assets, including costs arising from the termination thereof; and

(f) any amounts payable to the Rights Agent in connection with the distribution of any CVR Payment Amount.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive contingent CVR Payments pursuant to this Agreement. The initial Holders will be the holders of Company Shares as of immediately prior to the Effective Time. One CVR will be issued with respect to each Company Share that is outstanding as of immediately prior to the Effective Time.

(b) Insight hereby appoints the Rights Agent to act as Rights Agent for Insight in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.

Exhibit G

Section 2.2 Non-transferable.

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument. Holders’ rights and obligations in respect of CVRs derive solely from this Agreement.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Insight.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Insight and Rights Agent shall not be responsible for, and may require evidence of payment of a sum sufficient to cover (or evidence that such Taxes and charges are not applicable), any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Insight and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

(e) Insight will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Company Shares as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Insight’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Company Shares as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

Exhibit G

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each CVR Payment Period during the CVR Term, Insight shall deliver to the Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, Insight shall pay the Rights Agent in U.S. dollars an amount equal to one-hundred percent (100%) of the Net Proceeds (if any) (subject to the proviso in the definition of the term “CVR Payment”) for the applicable CVR Payment Period; provided, however, that in the event that the aggregate CVR Payment on any CVR Payment Statement shall be less than $1,000,000, no CVR Payment Amount shall be due and instead such CVR Payment shall be added to subsequent CVR Payments until: (i) the aggregate CVR Payment shall be at least $1,000,000 or (ii) final CVR Payment Period. Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than ten (10) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall, upon any Holder’s request in writing and as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(a), send such Holder at its registered address a copy of such statement. For the avoidance of doubt Insight shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Insight’s obligations set forth in this Section 2.4(a).

(b) The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. That notwithstanding, Insight shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable law from any amounts payable pursuant to this Agreement (“Withholding Taxes”). To the extent the amounts are so withheld by Insight or the Rights Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. In the event Insight becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), Insight shall use commercially reasonable efforts to provide written notice to the Rights Agent and the Rights Agent shall use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an IRS Form W-9 or appropriate IRS Form W-8, as applicable, in order to reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(b), no further notice shall be required to be given for any future payments of such Withholding Tax. Insight will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon reasonable request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to tax withholding, reporting or payment except specifically instructed by Insight.

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the end of an applicable CVR Payment Period (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Insight or a person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent), and any Holder will thereafter look only to Insight for payment of such CVR Payment (which shall be without interest).

Exhibit G

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the end of an applicable CVR Payment Period (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Insight and will be transferred to Insight or a person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither Insight nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Insight agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Insight, a public office or a person nominated in writing by Insight.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Insight or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Insight.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of Insight or any of its subsidiaries either at law or in equity. The rights of any Holder and the obligations of Insight and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Insight’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither Insight nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Insight or a Person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Insight of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Insight or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Exhibit G

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, except in the case of willful misconduct, bad faith or fraud of the Rights Agent, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Insight to the Rights Agent (but not including reimbursable expenses and other charges) during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Insight or the Company. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Insight in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of Insight or, with respect to Section 2.3(d), the Acting Holders.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, fraud, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by Insight for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, fraud, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

Exhibit G

(g) Insight agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s willful misconduct, bad faith, fraud or gross negligence; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) Insight agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and Insight on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Insight will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Insight is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to Insight, any holders of CVRs, any holders of Company Shares or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any Insight, the Company or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Insight or the Company or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Insight or for any other Person.

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to Insight, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Insight or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from Insight or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent.

Exhibit G

(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Insight or the Company resulting from any such act, default, neglect or misconduct, absent willful misconduct, bad faith, fraud or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Insight only.

(p) The Rights Agent shall act hereunder solely as agent for Insight and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Insight, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Insight.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(r) The Rights Agent shall not be liable or responsible for any failure of Insight to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(s) The obligations of Insight and the rights of the Rights Agent under this Section 3.2, Section 3.1. and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

(t) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(u) The Rights Agent will have no liability and shall be held harmless by Insight in respect of the validity of this Agreement and the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Insight), nor shall it be responsible for any breach by Insight of any covenant or condition contained in this Agreement.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Insight. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

Exhibit G

(b) Insight will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Insight will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Insight fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Insight will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Insight fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Insight.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Insight will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Insight and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Insight and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Insight or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Insight will furnish or cause to be furnished to the Rights Agent, in such form as Insight receives from Insight’s transfer agent (or other agent performing similar services for Insight), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Obligations of Public Company.

(a) Notwithstanding anything herein to the contrary, (a) Insight and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products, including, subject to Section 4.2(b), with respect to (i) managing, directing and controlling the exploitation of the Company CVR Assets in all respects and (ii) conducting any sale process (including engagement of advisors) with respect to any Company CVR Assets), and subject to Insight’s compliance

Exhibit G

with the terms of this Agreement, Insight and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Insight and its Affiliates and its and their stockholders, rather than the interest of the Holders, (b) none of Insight or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty or any other implied duties (including the implied covenant of good faith and fair dealing) to any Holder in respect of the CVRs or the Company CVR Assets, (c) except as specifically provided in Section 4.2(b), Insight shall have no obligation to operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of its or its Affiliates’ business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (d) following the Disposition Period, Insight shall be permitted to take any action in respect of the Company CVR Assets in order to satisfy any wind-down and termination Liabilities of the Company CVR Assets.

(b) Insight will allocate reasonable resources to reasonably maintain the Company CVR Assets during the Disposition Period.

(c) None of Insight or any of its Affiliates shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the sale of the Company CVR Assets, except for the obligation to make CVR Payment Amounts to the Holders of CVRs pursuant to this Agreement.

(d) Except for the obligations to the Rights Agent set forth in Section 2.3(b), neither Insight nor its Subsidiaries will have any responsibility or liability whatsoever to any Person other than the Holders.

Section 4.3 Prohibited Actions.

Unless approved by the Insight Board, prior to the end of the Disposition Period, Insight shall not grant any lien, security interest, pledge or similar interest in any Company CVR Assets or any Net Proceeds.

Section 4.4 Books and Records.

Until the end of the CVR Term, Insight shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments, if any, payable hereunder in accordance with the terms specified in this Agreement.

Section 4.5 Audits.

Until the Termination Date and for a period of one (1) year thereafter, Insight shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to Insight to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Period in which Insight or its Affiliates receives Gross Proceeds and ending on the last day of the CVR Term. Insight may require such accounting firm to execute a reasonable confidentiality agreement with Insight prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared, and in no event shall Insight be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party. Such audits may be conducted during normal business hours upon reasonable prior written notice to Insight, but no more than frequently than once per year. No accounting period of Insight shall be subject to audit more than one time by the Acting Holders, as applicable. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by Insight to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, Insight shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation

Exhibit G

and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment Period. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Insight of twenty percent (20%) or more of the CVR Payment due under this Agreement, in which case Insight shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.5.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Insight, at any time and from time to time, may (without the consent of any Person, including the Holders, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to Insight and the assumption of any such successor of the covenants of Insight outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of Insight such further covenants, restrictions, conditions or provisions as Insight and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that Insight is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Insight or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that Insight complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

Exhibit G

(b) Promptly after the execution by Insight of any amendment pursuant to this Section 5.1, Insight will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Insight without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), Insight and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Insight and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Insight will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Insight which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Change of Control.

Prior to the Termination Date, Insight shall not consummate a Change of Control without the consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed), unless:

(a) the Person that is the relevant transferee, assignee, acquiror, delegate or other successor (including by operation of law) in such Change of Control (the “Surviving Person”) shall assume or succeed to the obligations on all CVRs (when and as due hereunder); and

(b) Insight has delivered to the Rights Agent an Officer’s Certificate stating that such Change of Control complies with this Article 6 and that all conditions precedent herein provided for relating to such Change of Control have been complied with.

Section 6.2 Successor Substituted.

Upon the consummation of any Change of Control in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Insight under this Agreement with the same effect as if the Surviving Person had been named as Insight herein.

Exhibit G

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Insight.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder when sent (a) fees prepaid, via a reputable international overnight courier service in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (b) on the date sent in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

Computershare Trust Company, N.A.

Computershare Inc.

150 Royall Street

Canton, MA 02021

if to Insight, to:

ImageneBio Inc.

[Address]

[City, State ZIP]

Attention: [•]

Email: [•]

with a copy, which shall not constitute notice, to:

[Counsel]

[Address]

City, State ZIP]

Attention: [•]

Email: [•]

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Insight and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Exhibit G

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Insight and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Insight’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, Insight may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Insight is merged or consolidated, or any entity resulting from any merger or consolidation to which Insight shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, Insight shall agree to remain liable for the performance by Insight of its obligations hereunder (to the extent Insight exists following such assignment). Insight or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Insight, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Insight, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction.

In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, and appellate courts thereof; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Exhibit G

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to Insight.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earliest to occur of (a) the expiration of the CVR Term, (b) the expiration of all payment obligations under the Disposition Agreements, or (c) the delivery of a written notice of termination duly executed by Insight and the Acting Holders (such date, the “Termination Date”). The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments, if any, have been made, if applicable.

Exhibit G

Section 7.13 Funds.

All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by Computershare, as agent for Insight, and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Insight. Until paid pursuant to the terms of this Agreement, the Rights Agent shall cause Computershare to hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 7.14 Further Assurance by Insight.

Insight agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Insight have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Insight and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

Exhibit G

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

IKENA ONCOLOGY, INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE INC.,

On behalf of both entities

By:
Name:
Title:

Exhibit H

IKENA ONCOLOGY, INC.1

2025 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [_____], 202_

APPROVED BY THE STOCKHOLDERS: [_____], 202_

1.	GENERAL.

(a) Successor to and Continuation of Prior Plan. The Plan is the successor to and continuation of the Prior Plan. As of the Effective Date, (i) no additional awards may be granted under the Prior Plan; (ii) any Returning Shares will become available for issuance pursuant to Awards granted under this Plan; and (iii) all outstanding awards granted under the Prior Plan will remain subject to the terms of the Prior Plan (except to the extent such outstanding awards result in Returning Shares that become available for issuance pursuant to Awards granted under this Plan). All Awards granted under this Plan will be subject to the terms of this Plan.

(b) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(d) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.	SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [_____]shares, which is the sum of: (i) [_____]2 new shares, plus (ii) up to [_____]3 Returning Shares, as such shares become available from time to time. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2026 and ending on (and including) January 1, 2035, in an amount equal to [__] percent (__%)4 of the total number of shares of Capital Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

[1]	Note to Draft: Plan will be adopted by the Ikena Oncology Board and Stockholders, but will be renamed to the ImageneBio Inc.2025 Equity Incentive Plan following the Effective Date.
[2]	Note to Draft: Share reserve to be confirmed.
[3]	Note to Draft: This number should equal the number of shares subject to outstanding awards under the Prior Plan.
[4]	Note to Draft: Evergreen provisions to be confirmed.

Exhibit H

(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [_____] shares.5

(c) Share Reserve Operation.

(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii) Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

[5]	Note to Draft: This number to equal 3x of the share reserve.

Exhibit H

3.	ELIGIBILITY AND LIMITATIONS.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c) Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (1) $750,000 in total value or (2) in the event such Non-Employee Director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Exhibit H

4.	OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the U.S. Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

Exhibit H

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

Exhibit H

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii) 12 months following the date of such termination if such termination is due to the Participant’s death; or

(iv) 12 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

Exhibit H

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the U.S. Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.	AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

Exhibit H

(2) RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Award Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(1) Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.

(2) RSU Awards: Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

Exhibit H

(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi) Settlement of RSU Awards. An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

Exhibit H

(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction, except as set forth in Section 11, unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume, continue or substitute the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed, continued or substituted in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.

Exhibit H

(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any Change in Control, any Corporate Transaction, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.	ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

Exhibit H

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock, including any Corporate Transaction, for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for stockholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

Exhibit H

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are non-U.S. nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant non-U.S. jurisdiction).

(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

Exhibit H

(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e) Delegation to Other Person or Body. The Board or any Committee may delegate to one or more persons or bodies the authority to do one or more of the following to the extent permitted by Applicable Law: (i) designate recipients, other than Officers, of Awards, provided that no person or body may be delegated authority to grant an Award to themself; (ii) determine the number of shares subject to such Awards; and (iii) determine the terms of such Awards; provided, however, that the Board or Committee action regarding such delegation will fix the terms of such delegation in accordance with Applicable Law, including without limitation Sections 152 and 157 of the Delaware General Corporation Law. Unless provided otherwise in the Board or Committee action regarding such delegation, each Award granted pursuant to this section will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, with any modifications necessary to incorporate or reflect the terms of such Award. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to any person or body (who is not a Director or that is not comprised solely of Directors, respectively) the authority to determine the Fair Market Value.

8.	TAX WITHHOLDING

(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate arrangements to satisfy the Tax-Related Items withholding obligations, if any, of the Company and/or an Affiliate that arise in connection with the grant, vesting, exercise or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any Tax-Related Items withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law, the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder

Exhibit H

of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the U.S. Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the U.S. Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the U.S. Internal Revenue Service.

(d) Withholding Indemnification. The Company and/or its Affiliate may withhold or account for Tax-Related Items by considering statutory or other withholding rates, including minimum or maximum rates applicable in a Participant’s jurisdiction. In the event of overwithholding, the Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Common Stock) or, if not refunded, the Participant may seek a refund from the local tax authorities. In the event of under-withholding, the Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or its Affiliate. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount. Further, if the obligation for Tax-Related Items is satisfied by withholding in shares of Common Stock, for tax purposes, the Participant will be deemed to have been issued the full number of shares subject to the Award, notwithstanding that a number of the shares is held back solely for the purpose of paying the Tax-Related Items.

9.	MISCELLANEOUS.

(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or

Exhibit H

accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will (unless otherwise required under Applicable Law) and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the U.S. state or non-U.S. jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

Exhibit H

(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of a Restricted Stock Award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

Exhibit H

(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o) Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.	COVENANTS OF THE COMPANY.

The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

Exhibit H

11.	ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.

(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date; or (ii) the 60th day that follows the applicable vesting date.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six-month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under U.S. Treasury Regulations Section 1.409A-3(a)(4).

Exhibit H

(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

Exhibit H

(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

Exhibit H

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in U.S. Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provide that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of an RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12.	SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.	TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date; or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

Exhibit H

14.	DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee, as applicable.

(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means the Code and any applicable U.S and non-U.S. securities, exchange, control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).

(f) “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(i) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

Exhibit H

(j) “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company or any Affiliate of the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or in each case the equivalent in any relevant jurisdiction; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company or any Affiliate of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company or any Affiliate of the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any Affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company or any Affiliate of the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or any Affiliate of the Company or such Participant for any other purpose.

(k) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

Exhibit H

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the Adoption Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(l) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(m) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

Exhibit H

(n) “Common Stock” means the common stock of the Company.

(o) “Company” means Ikena Oncology, Inc., a Delaware corporation, and as of the Effective Date, shall mean ImageneBio, Inc., a Delaware corporation, and any successor corporation thereto.

(p) “Compensation Committee” means the Compensation Committee of the Board.

(q) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(r) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by Applicable Law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Company or an Affiliate, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by Applicable Law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(s) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

Exhibit H

(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(t) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(u) “Director” means a member of the Board.

(v) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(w) “Effective Date” means the date of the closing of the transactions contemplated by that Agreement and Plan of Merger, dated [DATE], between the Ikena Oncology, Inc., Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena Oncology, Inc., Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena Oncology, Inc., and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands.

(x) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

Exhibit H

(y) “Employer” means the Company or the Affiliate that employs the Participant.

(z) “Entity” means a corporation, partnership, limited liability company or other entity.

(aa) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(bb) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(cc) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(dd) “Governmental Body” means any: (i) nation, state, commonwealth, canton, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal, or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

Exhibit H

(ee) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ff) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(gg) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(hh) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(ii) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, or (ii) the terms of any Non-Exempt Severance Arrangement.

(jj) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(kk) “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder)) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under U.S. Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

Exhibit H

(ll) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(mm) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(nn) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(oo) “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(pp) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(qq) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Option, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(rr) “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(ss) “Own,” “Owned,” “Owner,” or “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(tt) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(uu) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

Exhibit H

(vv) “Performance Criteria” means one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; relative stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales, annual recurring revenue or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the U.S. Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(ww) “Performance Goals” means, for a Performance Period, one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off,

Exhibit H

combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Award.

(xx) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(yy) “Plan” means this Ikena Oncology, Inc. 2025 Equity Incentive Plan, as amended from time to time.

(zz) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.

(aaa) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(bbb) “Prior Plan” means the Ikena Oncology, Inc. 2021 Stock Option and Incentive Plan, as amended from time to time.

(ccc) “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.

(ddd) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(eee) “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

Exhibit H

(fff) “Returning Shares” means shares subject to outstanding stock awards granted under the Prior Plan and that following the Effective Date: (A) are not issued because such stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (B) are not issued because such stock award or any portion thereof is settled in cash; (C) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (D) are withheld or reacquired to satisfy the exercise, strike or purchase price; or (E) are withheld or reacquired to satisfy a tax withholding obligation.

(ggg) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(hhh) “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of an RSU Award evidencing the terms and conditions of an RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(iii) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(jjj) “Rule 405” means Rule 405 promulgated under the Securities Act.

(kkk) “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(lll) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(mmm) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and U.S. Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(nnn) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ooo) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(ppp) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

Exhibit H

(qqq) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(rrr) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan and legally applicable or deemed applicable to the Participant.

(sss) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(ttt) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(uuu) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(vvv) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Exhibit I

IKENA ONCOLOGY, INC.1

2025 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [_____], 202_

APPROVED BY THE STOCKHOLDERS: [_____], 202_

EFFECTIVE DATE: [_______], 2025

1.	GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.

(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.	ADMINISTRATION.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

[1]	Note to Draft: Plan will be adopted by the Ikena Oncology Board and Stockholders, but will be renamed to the ImageneBio Inc. 2025 Employee Stock Purchase Plan following the Effective Date.

Exhibit I

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company, its Related Corporations and Affiliates, and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are non-U.S. nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee (or its delegate) and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee (or a delegate of the Committee), the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board will not be subject to review by any person and will be final, binding and conclusive on all persons.

Exhibit I

3.	SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [_____]2 shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2026 and ending on (and including) January 1, 2035, in an amount equal to the lesser of (x) [____] percent (___%)3 of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (y) [_____]4 shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.	GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless such Participant otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of such Participant’s Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

[2]	Note to Draft: Share reserve to be confirmed.
[3]	Note to Draft: Evergreen provisions to be confirmed.
[4]	Note to Draft: This number to equal 2x of the initial share reserve.

Exhibit I

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.	ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide (unless prohibited by Applicable Law) that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude (unless prohibited by Applicable Law) from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company, a Related Corporation or an Affiliate, or a subset of such highly compensated employees.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, the individual will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

Exhibit I

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds U.S. $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6.	PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage of earnings (as such concept is defined in the Offering Document) or with a maximum dollar amount, but in either case as so specified by the Board in the Offering Document, during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by the Board prior to commencement of an Offering and will not be less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

Exhibit I

7.	PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or a Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be held separately or deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first practicable payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase such Participant’s Contributions. If payroll deductions are impermissible or problematic under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company or a Company Designee. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of such Participant’s accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon such Participant’s eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of such individual’s accumulated but unused Contributions.

(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component for the remainder of the Offering. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company and valid under Applicable Law, by a beneficiary designation as described in Section 10.

Exhibit I

(f) Unless otherwise specified in the Offering or required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.	EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. and non-U.S. federal, state and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9.	COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. and non-U.S. federal, state or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

Exhibit I

10.	DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.	AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

Exhibit I

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.	TAX QUALIFICATION; TAX WITHHOLDING.

(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation or Affiliate, to enable the Company, the Related Corporation or the Affiliate to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company, a Related Corporation or an Affiliate; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c) The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the

Exhibit I

Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.	EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15.	MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment or service contract, as applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ or service of the Company, a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment or service of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflict of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16.	DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

Exhibit I

(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Applicable Law” means the Code and any applicable U.S. and non-U.S. securities, exchange control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, NASDAQ Stock Market or the Financial Industry Regulatory Authority).

(d) “Board” means the Board of Directors of the Company.

(e) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(f) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(g) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(h) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(i) “Common Stock” means the common stock of the Company.

(j) “Company” means Ikena Oncology Inc., a Delaware corporation, and as of the Effective Date, shall mean ImageneBio, Inc., a Delaware corporation, and any successor corporation thereto

(k) “Contributions” means the payroll deductions, contributions made by Participants in case payroll deductions are impermissible or problematic under Applicable Law and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into the Participant’s account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions or other contributions and, with respect to the 423 Component, to the extent permitted by Section 423.

(l) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

Exhibit I

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(m) “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.

(n) “Designated Company” means any Designated Non-423 Company or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(o) “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(p) “Director” means a member of the Board.

(q) “Effective Date” means the date of the closing of the transactions contemplated by that Agreement and Plan of Merger, dated [DATE], between Ikena Oncology, Inc, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena Oncology, Inc., Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena Oncology, Inc, and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands.

(r) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(s) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

Exhibit I

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code

(iii) Notwithstanding the foregoing, for any Offering that commences on the IPO Date, the Fair Market Value of the shares of Common Stock on the Offering Date will be the price per share at which shares are first sold to the public in the Company’s initial public offering as specified in the final prospectus for that initial public offering.

(w) “Governmental Body” means any: (i) nation, state, commonwealth, canton, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the New York Stock Exchange, the NASDAQ Stock Market and the Financial Industry Regulatory Authority).

(x) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(y) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(z) “Offering Date” means a date selected by the Board for an Offering to commence.

(aa) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(bb) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(cc) “Plan” means this Ikena Oncology, Inc. 2024 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(dd) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

Exhibit I

(ee) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(ff) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(gg) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(hh) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ii) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(jj) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

Exhibit J

DATED      2025

INMAGENE BIOPHARMACEUTICALS

AND

INSIGHT MERGER SUB I

PLAN OF MERGER

Floor 4, Willow House, Cricket Square

Grand Cayman KY1-9010

Cayman Islands

campbellslegal.com

Exhibit J

PLAN OF MERGER

THIS PLAN OF MERGER is made on      2025 pursuant to the provisions of Part XVI of the Companies Act (as revised) of the Cayman Islands (the “Act”) by:

(1)

INMAGENE BIOPHARMACEUTICALS, an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 349629 and having its registered office at Aequitas International Management Ltd., Grand Pavilion Commercial Centre, Suite 24, 802 West Bay Road, P.O. Box 10281, Grand Cayman KY1-1003, Cayman Islands (the “Surviving Company”); and

(2)

INSIGHT MERGER SUB I, an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 416365 and having its registered office at Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (“Merger Sub I” and together with the Surviving Company, the “Constituent Companies”).

WHEREAS:

(A)

The respective boards of directors of each of the Constituent Companies have approved the merger of the Constituent Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of (i) the Merger Agreement dated 23 December 2024 between inter alia the Surviving Company and Merger Sub I, as Annexure I to this Plan of Merger (the “Merger Agreement”), and (ii) this Plan of Merger, prepared, and to be filed with the Cayman Islands registrar of companies (“Registrar”), pursuant to and in accordance with the provisions of Part XVI of the Act.

(B)

The shareholders of each of the Surviving Company and Merger Sub I have approved and adopted this Plan of Merger on the terms and subject to the conditions set forth herein and in accordance with the Act.

(C)	Each of the Surviving Company and Merger Sub I wish to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Act.

IT IS AGREED THAT:

1.	Capitalised terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement.

2.	The Constituent Companies are the constituent companies (as defined in the Act).

3.	The surviving company (as defined in the Act) that results from the merger of the Constituent Companies (the “Merger”) shall be the Surviving Company.

4.	The registered office of Merger Sub I is at Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

Exhibit J

5.

The registered office of the Surviving Company is, and following the Effective Date (as defined below) shall remain, at Aequitas International Management Ltd., Grand Pavilion Commercial Centre, Suite 24, 802 West Bay Road, P.O. Box 10281, Grand Cayman KY1-1003, Cayman Islands.

6.

In accordance with sections 233(13) and 234 of the Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar or such later date on which the Constituent Companies agree and notify the Registrar accordingly in accordance with the Act (the “Effective Date”).

7.

Merger Sub I has, immediately prior to the Effective Date, an authorised share capital of US$50,000.00 divided into 50,000 ordinary shares having a par value of US$1.00 each, of which 1 ordinary share has been issued and are outstanding.

8.

The Surviving Company has, immediately prior to the Effective Date, an authorised share capital of US$1,000,000 divided into (i) 18,721,541,692 ordinary shares of par value US$0.00005 each, (ii) 71,428,571 series Seed convertible redeemable participating preferred shares of par value US$0.00005 each, 326,079,495 series A convertible redeemable participating preferred shares of par value US$0.00005 each, (iv) 239,156,361 series B convertible redeemable participating preferred shares of par value US$0.00005 each, (v) 290,202,451 series C-1 convertible redeemable participating preferred shares of par value US$0.00005 each, and (vi) 351,591,430 series C-2 convertible redeemable participating preferred shares of par value US$0.00005 each, of which 462,105,898 ordinary shares, 71,428,571 series Seed convertible redeemable participating preferred shares, 326,079,495 series A convertible redeemable participating preferred shares, 239,156,361 series B convertible redeemable participating preferred shares, 270,636,854 series C-1 convertible redeemable participating preferred shares and 127,875,914 series C-2 convertible redeemable participating preferred shares, have been issued and are outstanding.

9.

Upon the Merger, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

10.

The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property are set out in the Merger Agreement.

11.

The Fourth Amended and Restated Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger, attached at Annexure II to this Plan of Merger (the “A&R M&As”), shall be the Memorandum and Articles of Association of the Surviving Company after the Merger.

12.	The rights and restrictions attaching to the shares in the Surviving Company on the Effective Date are set out in the A&R M&As.

13.	No director of any of the Constituent Companies will receive any amount or benefit paid or payable consequent upon the Merger.

14.	Neither of the Constituent Companies has any fixed or floating secured creditors as at the date of this Plan of Merger.

Exhibit J

15.	The names and addresses of the directors of the Surviving Company with effect from the Effective Date are as follows:

Name	Address

[•]	[•]

16.	The Merger has been approved by each of the Constituent Companies in accordance with Sections 233(6) of the Act.

17.

At any time prior to the Effective Date, this Plan of Merger may be amended in writing with the approval of the board of directors of both the Surviving Company and Merger Sub I and Merger Sub I shall effect any changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorize the boards of directors of both the Surviving Company and Merger Sub I to effect in their discretion.

18.

At any time prior to the Effective Date, this Plan of Merger may be terminated by the boards of directors of both the Surviving Company and Merger Sub I in accordance with the terms and conditions of the Merger Agreement.

19.

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

20.	This Plan of Merger and the rights and obligations of the Constituent Companies hereunder shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page follows]

Exhibit J

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SURVIVING COMPANY

For and on behalf of
INMAGENE BIOPHARMACEUTICALS

Name:
Title: Director

Exhibit J

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

MERGING COMPANIES

For and on behalf of
INSIGHT MERGER SUB I

Name: Owen Patrick Hughes Jr.
Title: Director

Exhibit J

ANNEXURE I

MERGER AGREEMENT

[As attached]

Exhibit J

ANNEXURE II

FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SURVIVING COMPANY

[As attached]

Exhibit K

DATED                  2025

INSIGHT MERGER SUB II

AND

INMAGENE BIOPHARMACEUTICALS

PLAN OF MERGER

Floor 4, Willow House, Cricket Square

Grand Cayman KY1-9010

Cayman Islands

campbellslegal.com

Exhibit K

PLAN OF MERGER

THIS PLAN OF MERGER is made on      2025 pursuant to the provisions of Part XVI of the Companies Act (as revised) of the Cayman Islands (the “Act”) by:

(1)

INSIGHT MERGER SUB II, an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 416368 and having its registered office at Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (the “Surviving Company”); and

(2)

INMAGENE BIOPHARMACEUTICALS, an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 349629 and having its registered office at Aequitas International Management Ltd., Grand Pavilion Commercial Centre, Suite 24, 802 West Bay Road, P.O. Box 10281, Grand Cayman KY1-1003, Cayman Islands (“Inmagene” and together with the Surviving Company, the “Constituent Companies”).

WHEREAS:

(A)

The respective boards of directors of each of the Constituent Companies have approved the merger of the Constituent Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of (i) the Merger Agreement dated 23 December 2024 between inter alia the Surviving Company and Inmagene, as Annexure I to this Plan of Merger (the “Merger Agreement”), and (ii) this Plan of Merger, prepared, and to be filed with the Cayman Islands registrar of companies (the “Registrar”), pursuant to and in accordance with the provisions of Part XVI of the Act.

(B)	The shareholders of each of the Surviving Company and Inmagene have approved and adopted this Plan of Merger on the terms and subject to the conditions set forth herein and in accordance with the Act.

(C)	Each of the Surviving Company and Inmagene wish to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Act.

IT IS AGREED THAT:

1.	Capitalised terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement.

2.	The Constituent Companies are the constituent companies (as defined in the Act).

3.	The surviving company (as defined in the Act) that results from the merger of the Constituent Companies (the “Merger”) shall be the Surviving Company.

4.

The registered office of the Inmagene is at Aequitas International Management Ltd., Grand Pavilion Commercial Centre, Suite 24, 802 West Bay Road, P.O. Box 10281, Grand Cayman KY1-1003, Cayman Islands.

Exhibit K

5.

The registered office of the Surviving Company is, and following the Effective Date (as defined below) shall remain at, Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

6.

In accordance with sections 233(13) and 234 of the Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar or such later date on which the Constituent Companies agree and notify the Registrar accordingly in accordance with the Act (the “Effective Date”).

7.

Inmagene has, immediately prior to the Effective Date, an authorised share capital of US$1,000,000 divided into (i) 18,721,541,692 ordinary shares of par value US$0.00005 each, (ii) 71,428,571 series Seed convertible redeemable participating preferred shares of par value US$0.00005 each, 326,079,495 series A convertible redeemable participating preferred shares of par value US$0.00005 each, (iv) 239,156,361 series B convertible redeemable participating preferred shares of par value US$0.00005 each, (v) 290,202,451 series C-1 convertible redeemable participating preferred shares of par value US$0.00005 each, and (vi) 351,591,430 series C-2 convertible redeemable participating preferred shares of par value US$0.00005 each, of which 1 ordinary share has been issued and is outstanding.

8.

The Surviving Company has, immediately prior to the Effective Date, an authorised share capital of US$50,000.00 divided into 50,000 ordinary shares having a par value of US$1.00 each, of which 1 ordinary share has been issued and are outstanding.

9.

Upon the Merger, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

10.

The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property are set out in the Merger Agreement.

11.

The Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger, attached at Annexure II to this Plan of Merger (the “M&As”), shall be the Memorandum and Articles of Association of the Surviving Company after the Merger.

12.	The rights and restrictions attaching to the shares in the Surviving Company on the Effective Date are set out in the M&As.

13.	No director of any of the Constituent Companies will receive any amount or benefit paid or payable consequent upon the Merger.

14.	Neither of the Constituent Companies has any fixed or floating secured creditors as at the date of this Plan of Merger.

Exhibit K

15.	The names and addresses of the directors of the Surviving Company with effect from the Effective Date are as follows:

Name	Address

Owen Patrick Hughes Jr.

16.	The Merger has been approved by each of the Constituent Companies in accordance with Sections 233(6) of the Act.

17.

At any time prior to the Effective Date, this Plan of Merger may be amended in writing with the approval of the board of directors of both the Surviving Company and Inmagene and the Surviving Company shall effect any changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorize the boards of directors of both the Surviving Company and Inmagene to effect in their discretion.

18.

At any time prior to the Effective Date, this Plan of Merger may be terminated by the boards of directors of both the Surviving Company and Inmagene in accordance with the terms and conditions of the Merger Agreement.

19.

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

20.	This Plan of Merger and the rights and obligations of the Constituent Companies hereunder shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page follows]

Exhibit K

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SURVIVING COMPANY

For and on behalf of
INSIGHT MERGER SUB II

Name: Owen Patrick Hughes Jr.
Title: Director

Exhibit K

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

INMAGENE

For and on behalf of
INMAGENE BIOPHARMACEUTICALS

Name:
Title: Director

Exhibit K

ANNEXURE I

MERGER AGREEMENT

[As attached]

Exhibit K

ANNEXURE II

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

THE SURVIVING COMPANY

[As attached]

Exhibit 10.1

FORM OF INSIGHT CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Ikena Oncology, Inc., a Delaware corporation (“Insight”), and Computershare Inc., a Delaware corporation (“Computershare”), and its wholly owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company (collectively, as “Rights Agent”).

RECITALS

A. Insight, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”) and the other parties thereto, have entered into an Agreement and Plan of Merger, dated as of December 23, 2024 (the “Merger Agreement”).

B. Pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Insight has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described.

C. The parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Insight and to make this Agreement a valid and binding agreement of Insight, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of at least 40% of the outstanding CVRs, as reflected on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first [•] thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“Change of Control” means (a) the acquisition in one transaction or a series of related transactions, by any Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) of the securities of Insight possessing more than 50% of the total combined voting power of all outstanding securities of Insight (provided, however, that a Change of Control will not result upon such acquisition of ownership if such acquisition occurs as a result of: (i) a public offering of Insight’s securities or any

Exhibit 10.1

financing transaction or series of financing transactions, in each case for bona fide financing purposes or (ii) a merger or consolidation involving Insight where the holders of the outstanding voting securities of the Insight immediately prior to such merger or consolidation (taken in the aggregate) possess beneficial ownership of 50% or more of the total combined voting power of all outstanding voting securities of Insight, the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity, immediately after such merger or consolidation); or (b) the sale, transfer, exclusive license or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Insight (on a consolidated basis), except for a transaction in which the holders of the outstanding voting securities of Insight immediately prior to such transaction(s) (taken in the aggregate) receive as a distribution with respect to securities of Insight more than 50% of the total combined voting power of all outstanding voting securities of the acquiring entity or a parent or holding company of the acquiring entity immediately after such transaction(s).

“Common Stock” means the common stock, $0.001 par value, of Insight.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

“CVR Payment” means a cash payment equal to (i) ninety percent (90%) of the Net Proceeds received by Insight in a given CVR Payment Period to the extent such payment relates to a Disposition Agreement entered into after the Closing Date, if any, with the remaining ten percent (10%) being retained by Insight, (ii) one hundred percent (100%) of the Net Proceeds received by Insight to the extent such payment relates to a Disposition Agreement entered into prior to the Closing Date (other than agreements covered by clause (iii)), or (iii) one hundred percent (100%) of the Net Proceeds received by Insight to the extent such payment relates to a Disposition Agreement entered into prior to the Closing Date with respect to the Pionyr Assets that exceed the aggregate amounts payable by Insight to the holders of contingent value rights pursuant to that certain Contingent Value Rights Agreement, by and between Insight and Computershare, dated as of August 4, 2023; provided, that with respect to clauses (i), (ii) and (iii), Insight, in its reasonable discretion as resolved by the Insight Board, may withhold from any CVR Payment to provide for the satisfaction of indemnity obligations or other potential post-disposition Liabilities under any Disposition Agreement in excess of any escrow fund established therein, in each case to the extent not already deducted as Permitted Deductions; provided, further, that any such withheld Net Proceeds shall be distributed (net of any Permitted Deductions satisfied therefrom) to the Holders no later than the CVR Payment Period in which occurs the extinction of any such indemnity obligations or other post-disposition Liabilities.

“CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

“CVR Payment Period” means a period equal to two (2) consecutive Calendar Quarters (or portion thereof) beginning on the Effective Time of the Merger and ending on March 31 or September 30 of any given calendar year during the CVR Term (provided, that if the last CVR Payment Period would end subsequent to the expiration of the CVR Term, such CVR Payment Period will end on the Termination Date).

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Insight, signed on behalf of Insight, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Term” means the period beginning on the Closing and ending upon the tenth (10th) anniversary of this Agreement; provided that, solely with respect to any Disposition Agreement set forth on Schedule 1.1, the CVR Term shall extend until the latest date that Insight may earn a contingent, earnout, milestone or similar payment pursuant to such Disposition Agreement if (i) the first patient has been dosed in a registrational trial of an asset covered by such Disposition Agreement before the second (2nd) anniversary of this Agreement or (ii) FDA approval of an NDA for an asset covered by such Disposition Agreement has been received by Insight before the fifth (5th) anniversary of this Agreement.

Exhibit 10.1

“Disposition” means the sale, exclusive license, transfer or other disposition of any Insight CVR Asset (including any such sale or disposition of equity securities in any Subsidiary established by Insight to hold any right, title or interest in or to any Insight CVR Asset), in each case during the Disposition Period.

“Disposition Agreement” means a definitive written agreement providing for a transaction or series of transactions between Insight or its Affiliates and any Person who is not an Affiliate of Insight regarding a Disposition.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the first anniversary of the Closing Date.

“Gross Proceeds” means, without duplication, the sum of all cash consideration and all cash proceeds from the sale of non-cash consideration of any kind that is paid to Insight or any of its Affiliates, or is received by Insight or any of its Affiliates, during the CVR Term with respect to a Disposition, solely as such consideration relates to an Insight CVR Asset.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Insight CVR Assets” means (a) Insight’s targeted oncology programs, IK-930 and IK-595, (b) Insight’s kynurenine degrading enzyme program, IK-412, (c) Insight’s antibody assets PY314, PY159, and PY265 (the “Pionyr Assets”), (d) Insight’s aryl hydrocarbon receptor antagonist program, IK-175 and (e) any other assets used or owned by Insight prior to the Closing.

“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Loss” has the meaning set forth in Section 3.2(g).

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with Insight’s accounting practices and the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer or the chief financial officer of Insight, in their respective official capacities.

“Party” means Insight or the Rights Agent.

“Permitted Deductions” means the sum of:

(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by Insight or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by Insight or any of its Affiliates that would not have been incurred by Insight or any of its Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Insight or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed based on the gain recognized by Insight or its Affiliates from the Disposition after reduction for any net operating loss carryforwards or other Tax attributes of Insight or its Affiliates as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as determined by Insight’s tax advisers (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other tax attributes generated by Insight or its Affiliates after the Closing Date);

Exhibit 10.1

(b) any reasonable and documented expenses incurred by Insight or any of its Affiliates to preserve or ready the Insight CVR Assets for sale or in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any Contract in connection with any Insight CVR Asset, including any damages, liabilities arising under any Contract or Disposition Agreement, including any incurred in litigation or other dispute resolution therefor, and any costs related to the prosecution, maintenance or enforcement by Insight or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation or dispute resolution in respect of the same);

(c) any reasonable and documented expenses incurred or accrued by Insight or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Insight CVR Asset or the sale of any marketable securities received in any Disposition, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto, including such fee disclosed in Schedule 1.2;

(d) any Losses incurred or reasonably expected to be incurred by Insight or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations of Insight or any of its Affiliates set forth in any Disposition Agreement;

(e) any proceeds in consideration for a Disposition pursuant to a Disposition Agreement included in the final determination of the Net Cash of Insight in accordance with the Merger Agreement (for the purpose of avoiding overpayment of any duplicative amounts);

(f) any Liabilities borne by Insight or any of its Affiliates pursuant to Contracts related to Insight CVR Assets, including costs arising from the termination thereof; and

(g) any amounts payable to the Rights Agent in connection with the distribution of any CVR Payment Amount.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive contingent CVR Payments pursuant to this Agreement. The initial Holders will be the holders of Common Stock as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, those shares of Common Stock issued in respect of the Concurrent Investment). One CVR will be issued with respect to each share of Common Stock that is outstanding as of immediately prior to the Effective Time.

Exhibit 10.1

(b) Insight hereby appoints the Rights Agent to act as Rights Agent for Insight in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable.

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument. Holders’ rights and obligations in respect of CVRs derive solely from this Agreement.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Insight. The CVR Register will initially show one position for Cede & Co. representing shares of Common Stock held by DTC on behalf of the street holders of the shares of Common Stock held by such Holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly or indirectly to the street name holders with respect to transfers of CVRs. With respect to any payments or issuances to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares Common Stock by sending one lump-sum payment or issuance to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments or shares of Common Stock by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Insight and Rights Agent shall not be responsible for, and may require evidence of payment of a sum sufficient to cover (or evidence that such Taxes and charges are not applicable), any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Insight and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

Exhibit 10.1

(e) Insight will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Insight’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each CVR Payment Period during the CVR Term, Insight shall deliver to the Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, Insight shall pay the Rights Agent in U.S. dollars an amount equal to one-hundred percent (100%) of the Net Proceeds (if any) (subject to the proviso in the definition of the term “CVR Payment”) for the applicable CVR Payment Period; provided, however, that in the event that the aggregate CVR Payment on any CVR Payment Statement shall be less than $1,000,000, no CVR Payment Amount shall be due and instead such CVR Payment shall be added to subsequent CVR Payments until: (i) the aggregate CVR Payment shall be at least $1,000,000 or (ii) final CVR Payment Period. Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than ten (10) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall, upon any Holder’s request in writing and as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(a), send such Holder at its registered address a copy of such statement. For the avoidance of doubt Insight shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Insight’s obligations set forth in this Section 2.4(a).

(b) The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. That notwithstanding, Insight shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable law from any amounts payable pursuant to this Agreement (“Withholding Taxes”). To the extent the amounts are so withheld by Insight or the Rights Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. In the event Insight becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), Insight shall use commercially reasonable efforts to provide written notice to the Rights Agent and the Rights Agent shall use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an IRS Form W-9 or appropriate IRS Form W-8, as applicable, in order to reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(b), no further notice shall be required to be given for any future payments of such Withholding Tax. Insight will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon reasonable request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to tax withholding, reporting or payment except specifically instructed by Insight.

Exhibit 10.1

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the end of an applicable CVR Payment Period (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Insight or a person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent), and any Holder will thereafter look only to Insight for payment of such CVR Payment (which shall be without interest).

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the end of an applicable CVR Payment Period (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Insight and will be transferred to Insight or a person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither Insight nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Insight agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Insight, a public office or a person nominated in writing by Insight.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Insight or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Insight.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of Insight or any of its subsidiaries either at law or in equity. The rights of any Holder and the obligations of Insight and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Insight’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither Insight nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Insight or a Person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Insight of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Insight or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Exhibit 10.1

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, except in the case of willful misconduct, bad faith or fraud of the Rights Agent, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Insight to the Rights Agent (but not including reimbursable expenses and other charges) during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Insight or the Company. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Insight in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of Insight or, with respect to Section 2.3(d), the Acting Holders.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, fraud, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by Insight for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, fraud, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

Exhibit 10.1

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) Insight agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s willful misconduct, bad faith, fraud or gross negligence; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) Insight agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and Insight on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Insight will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Insight is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to Insight, any holders of CVRs, any holders of shares of Common Stock or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any Insight, the Company or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Insight or the Company or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Insight or for any other Person.

Exhibit 10.1

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to Insight, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Insight or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from Insight or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent.

(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Insight or the Company resulting from any such act, default, neglect or misconduct, absent willful misconduct, bad faith, fraud or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Insight only.

(p) The Rights Agent shall act hereunder solely as agent for Insight and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Insight, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Insight.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(r) The Rights Agent shall not be liable or responsible for any failure of Insight to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(s) The obligations of Insight and the rights of the Rights Agent under this Section 3.2, Section 3.1. and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

(t) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(u) The Rights Agent will have no liability and shall be held harmless by Insight in respect of the validity of this Agreement and the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Insight), nor shall it be responsible for any breach by Insight of any covenant or condition contained in this Agreement.

Exhibit 10.1

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Insight. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Insight will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Insight will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Insight fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Insight will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Insight fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Insight.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Insight will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Insight and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Insight and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Insight or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

Exhibit 10.1

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Insight will furnish or cause to be furnished to the Rights Agent, in such form as Insight receives from Insight’s transfer agent (or other agent performing similar services for Insight), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Obligations of Public Company.

(a) Notwithstanding anything herein to the contrary, (a) Insight and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products, including, subject to Section 4.2(b), with respect to (i) managing, directing and controlling the exploitation of the Insight CVR Assets in all respects and (ii) conducting any sale process (including engagement of advisors) with respect to any Insight CVR Assets), and subject to Insight’s compliance with the terms of this Agreement, Insight and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Insight and its Affiliates and its and their stockholders, rather than the interest of the Holders, (b) none of Insight or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty or any other implied duties (including the implied covenant of good faith and fair dealing) to any Holder in respect of the CVRs or the Insight CVR Assets, (c) except as specifically provided in Section 4.2(b), Insight shall have no obligation to operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of its or its Affiliates’ business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (d) following the Disposition Period, Insight shall be permitted to take any action in respect of the Insight CVR Assets in order to satisfy any wind-down and termination Liabilities of the Insight CVR Assets.

(b) Insight will allocate reasonable resources to reasonably maintain the Insight CVR Assets during the Disposition Period; provided, that Insight will not in any event be required to exceed the Expense Reserve in maintaining the Insight CVR Assets.

(c) None of Insight or any of its Affiliates shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the sale of the Insight CVR Assets, except for the obligation to make CVR Payment Amounts to the Holders of CVRs pursuant to this Agreement.

(d) Except for the obligations to the Rights Agent set forth in Section 2.3(b), neither Insight nor its Subsidiaries will have any responsibility or liability whatsoever to any Person other than the Holders.

(e) Solely with respect to the sale of an Insight CVR Asset and for up to twelve (12) months after receipt thereof, Insight will use commercially reasonable efforts to sell any securities listed on a U.S. national exchange (subject to any restrictions associated with such securities received as consideration for such sale); provided, that Insight will have no liability for its failure to monetize any such non-cash consideration received.

Section 4.3 Prohibited Actions.

Unless approved by the Insight Board, prior to the end of the Disposition Period, Insight shall not grant any lien, security interest, pledge or similar interest in any Insight CVR Assets or any Net Proceeds.

Section 4.4 Books and Records.

Until the end of the CVR Term, Insight shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments, if any, payable hereunder in accordance with the terms specified in this Agreement.

Exhibit 10.1

Section 4.5 Audits.

Until the Termination Date and for a period of one (1) year thereafter, Insight shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to Insight to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Period in which Insight or its Affiliates receives Gross Proceeds and ending on the last day of the CVR Term. Insight may require such accounting firm to execute a reasonable confidentiality agreement with Insight prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared, and in no event shall Insight be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party. Such audits may be conducted during normal business hours upon reasonable prior written notice to Insight, but no more than frequently than once per year. No accounting period of Insight shall be subject to audit more than one time by the Acting Holders, as applicable. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by Insight to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, Insight shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment Period. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Insight of twenty percent (20%) or more of the CVR Payment due under this Agreement, in which case Insight shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.5.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Insight, at any time and from time to time, may (without the consent of any Person, including the Holders, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to Insight and the assumption of any such successor of the covenants of Insight outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of Insight such further covenants, restrictions, conditions or provisions as Insight and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

Exhibit 10.1

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that Insight is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Insight or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that Insight complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

(b) Promptly after the execution by Insight of any amendment pursuant to this Section 5.1, Insight will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Insight without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), Insight and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Insight and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Insight will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Insight which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

Exhibit 10.1

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Change of Control.

Prior to the Termination Date, Insight shall not consummate a Change of Control without the consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed), unless:

(a) the Person that is the relevant transferee, assignee, acquiror, delegate or other successor (including by operation of law) in such Change of Control (the “Surviving Person”) shall assume or succeed to the obligations on all CVRs (when and as due hereunder); and

(b) Insight has delivered to the Rights Agent an Officer’s Certificate stating that such Change of Control complies with this Article 6 and that all conditions precedent herein provided for relating to such Change of Control have been complied with.

Section 6.2 Successor Substituted.

Upon the consummation of any Change of Control in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Insight under this Agreement with the same effect as if the Surviving Person had been named as Insight herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Insight.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder when sent (a) fees prepaid, via a reputable international overnight courier service in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (b) on the date sent in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

Computershare Trust Company, N.A.

Computershare Inc.

150 Royall Street

Canton, MA 02021

if to Insight, to:

ImageneBio, Inc.

[Address]

[City, State ZIP]

Attention: [•]

Email: [•]

with a copy, which shall not constitute notice, to:

[Counsel]

[Address]

[City, State ZIP]

Attention: [•]

Email: [•]

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Exhibit 10.1

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Insight and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Insight and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Insight’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, Insight may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Insight is merged or consolidated, or any entity resulting from any merger or consolidation to which Insight shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, Insight shall agree to remain liable for the performance by Insight of its obligations hereunder (to the extent Insight exists following such assignment). Insight or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Insight, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Insight, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Exhibit 10.1

Section 7.7 Governing Law.

This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction.

In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, and appellate courts thereof; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to Insight.

Exhibit 10.1

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earliest to occur of (a) the expiration of the CVR Term, (b) the expiration of all payment obligations under the Disposition Agreements, or (c) the delivery of a written notice of termination duly executed by Insight and the Acting Holders (such date, the “Termination Date”). The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments, if any, have been made, if applicable.

Section 7.13 Funds.

All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by Computershare, as agent for Insight, and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Insight. Until paid pursuant to the terms of this Agreement, the Rights Agent shall cause Computershare to hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 7.14 Further Assurance by Insight.

Insight agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

Exhibit 10.1

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Insight have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Insight and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

Exhibit 10.1

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

IKENA ONCOLOGY, INC.

By:
Name:	Mark Manfredi, Ph.D.
Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE INC.,

On behalf of both entities

By:
Name:
Title:

Exhibit 10.2

FORM OF COMPANY CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Ikena Oncology, Inc., a Delaware corporation (“Insight”), and Computershare Inc., a Delaware corporation (“Computershare”), and its wholly owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company (collectively, as “Rights Agent”).

RECITALS

A. Insight, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”) and the other parties thereto, have entered into an Agreement and Plan of Merger, dated as of December 23, 2024 (the “Merger Agreement”).

B. Pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Insight has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described.

C. The parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Insight and to make this Agreement a valid and binding agreement of Insight, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of at least 25% of the outstanding CVRs, as reflected on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however, that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first [•] thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“Change of Control” means (a) the acquisition in one transaction or a series of related transactions, by any Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) of the securities of Insight possessing more than 50% of the total combined voting power of all outstanding securities of Insight (provided, however, that a Change of Control will not result upon such acquisition of ownership if such acquisition occurs as a result of: (i) a public offering of Insight’s securities or any

Exhibit 10.2

financing transaction or series of financing transactions, in each case for bona fide financing purposes or (ii) a merger or consolidation involving Insight where the holders of the outstanding voting securities of the Insight immediately prior to such merger or consolidation (taken in the aggregate) possess beneficial ownership of 50% or more of the total combined voting power of all outstanding voting securities of Insight, the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity, immediately after such merger or consolidation); or (b) the sale, transfer, exclusive license or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Insight (on a consolidated basis), except for a transaction in which the holders of the outstanding voting securities of Insight immediately prior to such transaction(s) (taken in the aggregate) receive as a distribution with respect to securities of Insight more than 50% of the total combined voting power of all outstanding voting securities of the acquiring entity or a parent or holding company of the acquiring entity immediately after such transaction(s).

“Company CVR Assets” means the programs and projects controlled by Company or any of its Affiliates any time prior to the date of this Agreement (other than IMG-007), as may be further developed by or on behalf of Insight after the date of this Agreement.

“Company Shares” means the Company Ordinary Shares, the Company Series Seed Preferred Shares, the Company Series A Preferred Shares, the Company Series B Preferred Shares, the Company Series C-1 Preferred Shares and the Company Series C-2 Preferred Shares, in each case as defined in the Merger Agreement.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

“CVR Payment” means a payment equal to (i) ninety percent (90%) of the Net Proceeds received by Insight in a given CVR Payment Period to the extent such payment relates to a Disposition Agreement entered into after the Closing Date, if any, with the remaining ten percent (10%) being retained by Insight, or (ii) one hundred percent (100%) of the Net Proceeds received by Insight to the extent such payment relates to a Disposition Agreement entered into prior to the Closing Date; provided, that with respect to clauses (i) and (ii), Insight, in its reasonable discretion as resolved by the Insight Board, may withhold from any CVR Payment to provide for the satisfaction of indemnity obligations or other potential post-disposition Liabilities under any Disposition Agreement in excess of any escrow fund established therein, in each case to the extent not already deducted as Permitted Deductions; provided, further, that any such withheld Net Proceeds shall be distributed (net of any Permitted Deductions satisfied therefrom) to the Holders no later than the CVR Payment Period in which occurs the extinction of any such indemnity obligations or other post-disposition Liabilities.

“CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

“CVR Payment Period” means a period equal to two (2) consecutive Calendar Quarters (or portion thereof) beginning on the Effective Time of the Merger and ending on March 31 or September 30 of any given calendar year during the CVR Term (provided, that if the last CVR Payment Period would end subsequent to the expiration of the CVR Term, such CVR Payment Period will end on the Termination Date).

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Insight, signed on behalf of Insight, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Register” has the meaning set forth in Section 2.3(b).

Exhibit 10.2

“CVR Term” means the period beginning on the Closing and ending upon the tenth (10th) anniversary of this Agreement; provided that, solely with respect to any Disposition Agreement set forth on Schedule 1.1, the CVR Term shall extend until the latest date that Insight may earn a contingent, earnout, milestone or similar payment pursuant to such Disposition Agreement if (i) the first patient has been dosed in a registrational trial of an asset covered by such Disposition Agreement before the second (2nd) anniversary of this Agreement or (ii) FDA approval of an NDA for an asset covered by such Disposition Agreement has been received by Insight before the fifth (5th) anniversary of this Agreement.

“Disposition” means the sale, exclusive license, transfer or other disposition of all or any portion of a Company CVR Asset (including any such sale or disposition of equity securities in any Subsidiary established to hold any right, title or interest in or to any Company CVR Asset), in each case during the Disposition Period.

“Disposition Agreement” means a definitive written agreement providing for a transaction or series of transactions between Insight or its Affiliates and any Person who is not an Affiliate of Insight regarding a Disposition.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the first anniversary of the Closing Date.

“Gross Proceeds” means, without duplication, the sum of all cash consideration and all equity consideration of any kind that is paid to, or received by, Insight or any of its Affiliates, during the CVR Term with respect to all Dispositions, solely as such consideration relates to each and every Company CVR Asset. The value of any equity securities constituting Gross Proceeds shall be determined as follows: (i) if a value was ascribed to any such securities in connection with such Disposition, such value so ascribed or (ii) if no value was ascribed, then the value of securities that have no established public market, shall be the fair market value, as determined by the Board of Directors of Insight, thereof as of the date of payment to, or receipt by, Insight or its relevant Affiliate.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Loss” has the meaning set forth in Section 3.2(g).

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with Insight’s accounting practices and the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer or the chief financial officer of Insight, in their respective official capacities.

“Party” means Insight or the Rights Agent.

“Permitted Deductions” means the sum of:

(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by Insight or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by Insight or any of its Affiliates that would not have been incurred by Insight or any of its Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Insight or

Exhibit 10.2

its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed based on the gain recognized by Insight or its Affiliates from the Disposition after reduction for any net operating loss carryforwards or other Tax attributes of Insight or its Affiliates as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as determined by Insight’s tax advisers (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other tax attributes generated by Insight or its Affiliates after the Closing Date);

(b) any reasonable and documented expenses incurred by Insight or any of its Affiliates to develop or otherwise ready the Company CVR Assets for sale or in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any Contract in connection with any Company CVR Asset, including any damages or liabilities arising under any Contract or Disposition Agreement, including any incurred in litigation or other dispute resolution therefor, and any costs related to the prosecution, maintenance or enforcement by Insight or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation or dispute resolution in respect of the same);

(c) any reasonable and documented expenses incurred or accrued by Insight or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Company CVR Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

(d) any Losses incurred or reasonably expected to be incurred by Insight or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations of Insight or any of its Affiliates set forth in any Disposition Agreement;

(e) any Liabilities borne by Insight or any of its Affiliates pursuant to Contracts related to Company CVR Assets, including costs arising from the termination thereof; and

(f) any amounts payable to the Rights Agent in connection with the distribution of any CVR Payment Amount.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive contingent CVR Payments pursuant to this Agreement. The initial Holders will be the holders of Company Shares as of immediately prior to the Effective Time. One CVR will be issued with respect to each Company Share that is outstanding as of immediately prior to the Effective Time.

(b) Insight hereby appoints the Rights Agent to act as Rights Agent for Insight in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.

Exhibit 10.2

Section 2.2 Non-transferable.

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument. Holders’ rights and obligations in respect of CVRs derive solely from this Agreement.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Insight.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Insight and Rights Agent shall not be responsible for, and may require evidence of payment of a sum sufficient to cover (or evidence that such Taxes and charges are not applicable), any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Insight and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

(e) Insight will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Company Shares as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Insight’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Company Shares as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

Exhibit 10.2

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each CVR Payment Period during the CVR Term, Insight shall deliver to the Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, Insight shall pay the Rights Agent in U.S. dollars an amount equal to one-hundred percent (100%) of the Net Proceeds (if any) (subject to the proviso in the definition of the term “CVR Payment”) for the applicable CVR Payment Period; provided, however, that in the event that the aggregate CVR Payment on any CVR Payment Statement shall be less than $1,000,000, no CVR Payment Amount shall be due and instead such CVR Payment shall be added to subsequent CVR Payments until: (i) the aggregate CVR Payment shall be at least $1,000,000 or (ii) final CVR Payment Period. Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than ten (10) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall, upon any Holder’s request in writing and as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(a), send such Holder at its registered address a copy of such statement. For the avoidance of doubt Insight shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Insight’s obligations set forth in this Section 2.4(a).

(b) The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. That notwithstanding, Insight shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable law from any amounts payable pursuant to this Agreement (“Withholding Taxes”). To the extent the amounts are so withheld by Insight or the Rights Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. In the event Insight becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), Insight shall use commercially reasonable efforts to provide written notice to the Rights Agent and the Rights Agent shall use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an IRS Form W-9 or appropriate IRS Form W-8, as applicable, in order to reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(b), no further notice shall be required to be given for any future payments of such Withholding Tax. Insight will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon reasonable request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to tax withholding, reporting or payment except specifically instructed by Insight.

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the end of an applicable CVR Payment Period (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Insight or a person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent), and any Holder will thereafter look only to Insight for payment of such CVR Payment (which shall be without interest).

Exhibit 10.2

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the end of an applicable CVR Payment Period (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Insight and will be transferred to Insight or a person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither Insight nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Insight agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Insight, a public office or a person nominated in writing by Insight.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Insight or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Insight.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of Insight or any of its subsidiaries either at law or in equity. The rights of any Holder and the obligations of Insight and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Insight’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither Insight nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Insight or a Person nominated in writing by Insight (with written notice thereof from Insight to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Insight of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Insight or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Exhibit 10.2

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, except in the case of willful misconduct, bad faith or fraud of the Rights Agent, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Insight to the Rights Agent (but not including reimbursable expenses and other charges) during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Insight or the Company. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Insight in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of Insight or, with respect to Section 2.3(d), the Acting Holders.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, fraud, gross negligence or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by Insight for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, fraud, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

Exhibit 10.2

(g) Insight agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s willful misconduct, bad faith, fraud or gross negligence; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) Insight agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and Insight on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Insight will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Insight is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to Insight, any holders of CVRs, any holders of Company Shares or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any Insight, the Company or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Insight or the Company or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Insight or for any other Person.

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to Insight, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Insight or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from Insight or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent.

Exhibit 10.2

(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Insight or the Company resulting from any such act, default, neglect or misconduct, absent willful misconduct, bad faith, fraud or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Insight only.

(p) The Rights Agent shall act hereunder solely as agent for Insight and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Insight, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Insight.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(r) The Rights Agent shall not be liable or responsible for any failure of Insight to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(s) The obligations of Insight and the rights of the Rights Agent under this Section 3.2, Section 3.1. and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

(t) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(u) The Rights Agent will have no liability and shall be held harmless by Insight in respect of the validity of this Agreement and the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Insight), nor shall it be responsible for any breach by Insight of any covenant or condition contained in this Agreement.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Insight. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

Exhibit 10.2

(b) Insight will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Insight will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Insight fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Insight will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Insight fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Insight.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Insight will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Insight and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Insight and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Insight or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Insight will furnish or cause to be furnished to the Rights Agent, in such form as Insight receives from Insight’s transfer agent (or other agent performing similar services for Insight), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Obligations of Public Company.

(a) Notwithstanding anything herein to the contrary, (a) Insight and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products, including, subject to Section 4.2(b), with respect to (i) managing, directing and controlling the exploitation of the Company CVR Assets in all respects and (ii) conducting any sale process (including engagement of advisors) with respect to any Company CVR Assets), and subject to Insight’s compliance

Exhibit 10.2

with the terms of this Agreement, Insight and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Insight and its Affiliates and its and their stockholders, rather than the interest of the Holders, (b) none of Insight or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty or any other implied duties (including the implied covenant of good faith and fair dealing) to any Holder in respect of the CVRs or the Company CVR Assets, (c) except as specifically provided in Section 4.2(b), Insight shall have no obligation to operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of its or its Affiliates’ business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (d) following the Disposition Period, Insight shall be permitted to take any action in respect of the Company CVR Assets in order to satisfy any wind-down and termination Liabilities of the Company CVR Assets.

(b) Insight will allocate reasonable resources to reasonably maintain the Company CVR Assets during the Disposition Period.

(c) None of Insight or any of its Affiliates shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the sale of the Company CVR Assets, except for the obligation to make CVR Payment Amounts to the Holders of CVRs pursuant to this Agreement.

(d) Except for the obligations to the Rights Agent set forth in Section 2.3(b), neither Insight nor its Subsidiaries will have any responsibility or liability whatsoever to any Person other than the Holders.

Section 4.3 Prohibited Actions.

Unless approved by the Insight Board, prior to the end of the Disposition Period, Insight shall not grant any lien, security interest, pledge or similar interest in any Company CVR Assets or any Net Proceeds.

Section 4.4 Books and Records.

Until the end of the CVR Term, Insight shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments, if any, payable hereunder in accordance with the terms specified in this Agreement.

Section 4.5 Audits.

Until the Termination Date and for a period of one (1) year thereafter, Insight shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to Insight to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Period in which Insight or its Affiliates receives Gross Proceeds and ending on the last day of the CVR Term. Insight may require such accounting firm to execute a reasonable confidentiality agreement with Insight prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared, and in no event shall Insight be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party. Such audits may be conducted during normal business hours upon reasonable prior written notice to Insight, but no more than frequently than once per year. No accounting period of Insight shall be subject to audit more than one time by the Acting Holders, as applicable. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by Insight to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, Insight shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation

Exhibit 10.2

and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment Period. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Insight of twenty percent (20%) or more of the CVR Payment due under this Agreement, in which case Insight shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.5.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Insight, at any time and from time to time, may (without the consent of any Person, including the Holders, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to Insight and the assumption of any such successor of the covenants of Insight outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of Insight such further covenants, restrictions, conditions or provisions as Insight and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that Insight is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Insight or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that Insight complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

Exhibit 10.2

(b) Promptly after the execution by Insight of any amendment pursuant to this Section 5.1, Insight will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Insight without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), Insight and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Insight and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Insight will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Insight which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Change of Control.

Prior to the Termination Date, Insight shall not consummate a Change of Control without the consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed), unless:

(a) the Person that is the relevant transferee, assignee, acquiror, delegate or other successor (including by operation of law) in such Change of Control (the “Surviving Person”) shall assume or succeed to the obligations on all CVRs (when and as due hereunder); and

(b) Insight has delivered to the Rights Agent an Officer’s Certificate stating that such Change of Control complies with this Article 6 and that all conditions precedent herein provided for relating to such Change of Control have been complied with.

Section 6.2 Successor Substituted.

Upon the consummation of any Change of Control in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Insight under this Agreement with the same effect as if the Surviving Person had been named as Insight herein.

Exhibit 10.2

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Insight.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder when sent (a) fees prepaid, via a reputable international overnight courier service in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (b) on the date sent in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

Computershare Trust Company, N.A.

Computershare Inc.

150 Royall Street

Canton, MA 02021

if to Insight, to:

ImageneBio Inc.

[Address]

[City, State ZIP]

Attention: [•]

Email: [•]

with a copy, which shall not constitute notice, to:

[Counsel]

[Address]

City, State ZIP]

Attention: [•]

Email: [•]

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Insight and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Exhibit 10.2

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Insight and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Insight’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, Insight may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Insight is merged or consolidated, or any entity resulting from any merger or consolidation to which Insight shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, Insight shall agree to remain liable for the performance by Insight of its obligations hereunder (to the extent Insight exists following such assignment). Insight or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Insight, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Insight, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction.

In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, and appellate courts thereof; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Exhibit 10.2

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to Insight.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earliest to occur of (a) the expiration of the CVR Term, (b) the expiration of all payment obligations under the Disposition Agreements, or (c) the delivery of a written notice of termination duly executed by Insight and the Acting Holders (such date, the “Termination Date”). The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments, if any, have been made, if applicable.

Exhibit 10.2

Section 7.13 Funds.

All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by Computershare, as agent for Insight, and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Insight. Until paid pursuant to the terms of this Agreement, the Rights Agent shall cause Computershare to hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 7.14 Further Assurance by Insight.

Insight agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Insight have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Insight and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

Exhibit 10.2

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

IKENA ONCOLOGY, INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE INC.,

On behalf of both entities

By:
Name:
Title:

Exhibit 10.3

INMAGENE BIOPHARMACEUTICALS, AS BORROWER

AND

IKENA ONCOLOGY, INC., AS LENDER

LOAN AND SECURITY AGREEMENT

Exhibit 10.3

This LOAN AND SECURITY AGREEMENT is entered into as of December 23, 2024, by and among Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Borrower”), the Guarantors from time to time party hereto, and Ikena Oncology, Inc. (the “Lender”).

RECITALS

Borrower wishes to obtain Term Loan Advances from the Lender, and the Lender desires to make Term Loan Advances to Borrower. This Agreement sets forth the terms on which the Lender will make such Term Loan Advances to Borrower, and Borrower will repay the amounts owing to the Lender.

AGREEMENT

The parties to this Agreement agree as follows:

1. DEFINITIONS AND CONSTRUCTION.

1.1 Definitions. As used in this Agreement, the following terms shall have the following definitions:

“Advance Request Form” means an advance request form in substantially the form of Exhibit A attached hereto.

“Affiliate” means, with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that controls or is controlled by or is under common control with such Person, and each of such Person’s senior executive officers, directors, and partners.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to Borrower or any of its Affiliates from time to time concerning or relating to bribery or corruption, including without limitation the United States Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and other similar legislation in any other jurisdictions.

“Anti-Terrorism Laws” means any laws, rules, regulations or orders relating to terrorism or money laundering, including without limitation Executive Order No. 13224 (effective September 24, 2001), the Patriot Act, the laws comprising or implementing the Bank Secrecy Act, and the laws administered by OFAC.

“Blocked Person” means any Person: (a) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) a Person with which the Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, or (e) a Person that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list.

“Borrower” has the meaning given in the preamble hereto.

Exhibit 10.3

“Borrower’s Books” means all books and records of Borrower including: ledgers; records concerning any assets or liabilities of Borrower, the Collateral, business operations or financial condition; and all computer programs, or tape files, and the equipment, containing such information.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks in the State of New York are authorized or required to close.

“Cash Equivalents” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc.; and (c) money market funds at least ninety-five percent (95%) of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (c) of this definition.

“Change in Control” means any of the following (i) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended from time to time, and any successor statute), shall have, individually or collectively, acquired through one or more transactions, direct or indirect beneficial ownership or Control of fifty (50%) or more on a fully diluted basis of Borrower or any of its Subsidiaries, (ii) the direct or indirect sale by Borrower or any of its Subsidiaries of all or substantially all of such Borrower’s or such Subsidiary’s assets, whether held directly by Borrower or through any of its Subsidiaries, relating to the property in one transaction or in a series of related transactions (excluding sales to Borrower or any of its Subsidiaries), or (iii) any Subsidiary of Borrower who owns, possesses or maintains any OX40 Assets ceases to be a direct or indirect wholly-owned Subsidiary of Borrower except when such Subsidiary transfers such OX40 Assets to Borrower or any other Subsidiary.

“Change in Law” means the occurrence after the date of this Agreement of any of the following: (a) the adoption of or taking effect of any law, rule, regulation or treaty; (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation, or application thereof by any governmental authority; or (c) compliance by the Lender with any request, guideline, requirement or directive (whether or not having the force of law) of any governmental authority made or issued after the date of this Agreement.

“Closing Date” means December 23, 2024.

“Code” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Collateral” means the OX40 Assets and any books and records related thereto, in each case, owned or held by Borrower.

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any indebtedness, capital lease, dividend, letter of credit or other obligation of another Person; (ii) any obligations with respect to undrawn letters of credit, corporate credit cards, or merchant services issued or provided for the account of that Person; and (iii) all obligations arising under any agreement or arrangement designed to protect such Person against fluctuation in interest rates, currency exchange rates or commodity

2

Exhibit 10.3

prices; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall, without duplication of the primary obligation, be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the Lender in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

“Copyrights” means any and all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof.

“Daily Balance” means the amount of the Term Loan Advances owed at the end of a given day.

“Default Rate” has the meaning assigned in Section 2.2(b).

“Division” means, in reference to any Person which is an entity, the division of such Person into two (2) or more separate Persons, with the dividing Person either continuing or terminating its existence as part of such division, including, without limitation, as contemplated under Section 18-217 of the Delaware Limited Liability Company Act for limited liability companies formed under Delaware law, Section 17-220 of the Delaware Revised Uniform Limited Partnership Act for limited partnerships formed under Delaware law, or any analogous action taken pursuant to any other applicable laws or regulations with respect to any corporation, limited liability company, partnership or other entity.

“Dollars” or use of the sign “$” means only lawful money of the United States and not any other currency, regardless of whether that currency uses the “$” sign to denote its currency or may be readily converted into lawful money of the United States.

“Equipment” means all present and future machinery, equipment, tenant improvements, furniture, fixtures, vehicles, tools, parts and attachments in which Borrower has any interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“Event of Default” has the meaning assigned in Article 8.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations, official guidance or interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the IRC as of the date of this Agreement (or any amended or successor version described above) and any intergovernmental agreements (or related legislation or official administrative rules or practices) implementing any of the foregoing.

“Fiscal Year” means the fiscal year of Borrower and its Subsidiaries for accounting and tax purposes, ending on December 31 of each year (or such other date as updated by Borrower in accordance with Section 7.2).

3

Exhibit 10.3

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Government Authority” means any domestic, federal, territorial, tribal, state or local government, governmental authority or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any agency, department, board, branch, commission or instrumentality of any of the foregoing or any court, arbitrator or similar tribunal or forum, having jurisdiction over Borrower or any of its Subsidiaries.

“Governing Body” means, with respect to any Person that is a corporation, its board of directors, with respect to any Person that is a limited liability company, its board of managers, board of members or similar governing body, and with respect to any other Person that is another form of a legal entity, such Person’s governing body in accordance with its organizational documents.

“Indebtedness” means all indebtedness of any kind, including (a) all indebtedness for borrowed money or the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and not more than sixty (60) days past due), including reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations, and (d) all Contingent Obligations.

“Indemnified Person” is defined in Section 13.2(a).

“Indemnified Taxes” means Taxes imposed on or with respect to any payment made by or on account of any obligation of Borrower to the Lender under this Agreement, provided, however, that Indemnified Taxes shall not include any of the following Taxes imposed on or with respect to the Lender (or any assignee) or required to be withheld or deducted from a payment to the Lender (or any assignee): (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of the Lender (or any assignee) being organized under the laws of, or having its principal office or, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) imposed as a result of a present or former connection between the Lender (or any assignee) and the jurisdiction imposing such Tax, (b) U.S. federal withholding Taxes imposed on amounts payable to or for the account of the Lender (or any assignee, as applicable) with respect to an applicable interest under this Agreement pursuant to a law in effect on the date on which (i) the Lender (or any assignee) acquires such interest in this Agreement or (ii) the Lender (or any assignee) changes its lending office, and (c) any U.S. federal withholding Taxes imposed under FATCA.

“Insolvency Proceeding” means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, receivership or other relief.

4

Exhibit 10.3

“Intellectual Property” means all rights, titles, and interests in and to the following: Copyrights, Trademarks and Patents; all trade secrets, all design rights, claims for damages by way of past, present and future infringement of any of the rights included above, all licenses or other rights to use any of the Copyrights, Patents or Trademarks, and all license fees and royalties arising from such use to the extent permitted by such license or rights; all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents; and all proceeds and products of the foregoing, including without limitation all payments under insurance or any indemnity or warranty payable in respect of any of the foregoing.

“Inventory” means all inventory in which Borrower or any of its Subsidiaries has or acquires any interest, including work in process and finished products intended for sale or lease or to be furnished under a contract of service, of every kind and description now or at any time hereafter owned by or in the custody or possession, actual or constructive, of Borrower or any of its Subsidiaries, including such inventory as is temporarily out of its custody or possession or in transit and including any returns upon any accounts or other proceeds, including insurance proceeds, resulting from the sale or disposition of any of the foregoing and any documents of title representing any of the above, and Borrower’s Books relating to any of the foregoing.

“Investment” means any beneficial ownership of (including stock, partnership interest or other securities) any Person, or any loan, advance or capital contribution to any Person.

“IRC” means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

“Lender Expenses” means all: (a) reasonable and documented out-of-pocket costs or expenses (including reasonable and documented out-of-pocket attorneys’ fees and expenses) incurred in connection with the preparation, negotiation, administration, and enforcement of the Loan Documents, (b) reasonable and documented out-of-pocket Collateral audit fees, and (c) the Lender’s reasonable and documented out-of-pocket attorneys’ fees and expenses incurred in amending, enforcing or defending the Loan Documents (including reasonable and documented out-of-pocket fees and expenses of appeal), incurred before, during and after an Insolvency Proceeding, whether or not suit is brought.

“Lien” means any mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

“Loan Documents” means, collectively, this Agreement (including all schedules, exhibits and annexes attached hereto), the Pledge Agreement, any subordination agreement, any guaranty, note or related security agreements, any agreement identified therein as a “Loan Document”, and any other agreement entered into in connection with this Agreement, all as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Material Adverse Effect” means (i) a material adverse effect on (a) the business operations, condition (financial or otherwise) or prospects of Borrower or any of its Subsidiaries, taken as a whole, (b) the ability of Borrower to repay its Obligations or to otherwise perform their obligations under the Loan Documents, (c) the value, perfection, or priority of the Lender’s security interests in the Collateral, or (d) the ability of the Lender to enforce any of its rights or remedies with respect to the Obligations, or (ii) any Material Adverse Effect (as defined in the Merger Agreement).

5

Exhibit 10.3

“Material License” means that certain Collaboration, Option and License Agreement, dated as of January 5, 2021, by and between Inmagene Biopharmaceuticals and Hutchison MediPharma Limited, a Chinese Company organized under the laws of the People’s Republic of China.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of December 23, 2024, among the Lender, Insight Merger Sub I, Insight Merger Sub II, and Borrower.

“Obligations” means all debt, principal, interest, Lender Expenses and other amounts owed to the Lender by Borrower pursuant to this Agreement or any other Loan Document, whether absolute or contingent, due or to become due, now existing or hereafter arising, including any interest that accrues after the commencement of an Insolvency Proceeding and including any debt, liability, or obligation owing from Borrower to others that the Lender may have obtained by assignment or otherwise.

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control.

“OFAC Lists” means, collectively, the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) and/or any other list of terrorists or other restricted Persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders.

“OX40 Assets” means, collectively, all assets held by Borrower or any Subsidiary in respect of anti-OX40 monoclonal antibody asset, IMG-007, including, but not limited to the Material License.

“Patents” means all patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Patriot Act” The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“Permitted Indebtedness” means:

(a) Indebtedness of Borrower in favor of the Lender arising under this Agreement or any other Loan Document;

(b) Indebtedness existing on the Closing Date and disclosed in Schedule 1;

(c) unsecured Indebtedness to trade creditors incurred in the ordinary course of business that is not more than sixty (60) days past due;

(d) intercompany indebtedness;

6

Exhibit 10.3

(e) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(f) to the extent constituting Indebtedness, obligations in respect of netting services or overdraft protection or otherwise in connection with deposit or securities accounts in the ordinary course of business;

(g) Indebtedness owing to insurance carries and incurred to finance insurance premiums of Borrower or any of its Subsidiaries in the ordinary course of business not to exceed the amount necessary to finance insurance premiums for the then-current year;

(h) to the extent constituting Indebtedness, Permitted Investments;

(i) Indebtedness incurred in the ordinary course in respect of surety bonds, performance bonds, appeal bond, fidelity bonds and bonds required pursuant to licensing or insurance requirements incurred in the ordinary course of business;

(j) Indebtedness incurred in connection with business credit cards not to exceed Twenty Five Thousand Dollars ($25,000) in the aggregate at any time;

(k) Unsecured indebtedness in any amount so long as 66.6667% of the proceeds of such Indebtedness are used to prepay the Obligations hereunder;

(l) Indebtedness owed to any Person (including obligations in respect to letters of credit, bankers acceptances or similar instruments issued for the benefit of such Person) providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case, incurred in the ordinary course of business; and

(m) extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (a) through (l) above; provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon Borrower or any of its Subsidiaries, as the case may be.

“Permitted Investment” means:

(a) Investments existing on the Closing Date disclosed in Schedule 2;

(b) Investments consisting of cash and Cash Equivalents;

(c) Investments accepted in connection with Transfers permitted by Section 7.1;

(d) Investments (i) among Subsidiaries of Borrower, (ii) by a Subsidiary of Borrower in Borrower and (iii) investments by Borrower in a Subsidiary, so long as the proceeds are used for Eligible Uses;

(e) Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

7

Exhibit 10.3

(f) Investments consisting of the creation and ownership of Subsidiaries to the extent that Borrower has complied with Section 7.7 of this Agreement with respect to such Subsidiaries;

(g) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(h) Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business; and

(i) Investments received in connection with Transfers permitted by Section 7.1.

“Permitted Liens” means the following:

(a) Liens existing on the Closing Date and disclosed in Schedule 3 or arising under this Agreement or the other Loan Documents;

(b) Liens for Taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings, provided that no such Lien relates to Taxes, fees, assessments or other governmental charges or levies in excess of Twenty Five Thousand Dollars ($25,000) in the aggregate in any Fiscal Year;

(c) customary Liens of any bank in connection with statutory, common law and contractual rights of setoff and recoupment with respect to any Deposit Account or Securities Account of Borrower or any of its Subsidiaries;

(d) Liens of carriers, warehousemen, suppliers, or other Persons that are possessory in nature arising in the ordinary course of business and that are not delinquent or remain payable without penalty or that are being contested in good faith and by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

(e) Liens to secure payment of workers’ compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business (other than Liens imposed pursuant to ERISA);

(f) leases or subleases of real property granted in the ordinary course of Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than Intellectual Property) granted in the ordinary course of Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), if the leases, subleases, licenses and sublicenses do not prohibit granting Bank a security interest therein and do not interfere with the ordinary conduct of the business;

8

Exhibit 10.3

(g) (i) non-exclusive licenses of Intellectual Property and (ii) licenses of Intellectual Property that is not material to the business of Borrower or its Subsidiaries, in each case, granted to their customers or commercial partners in the ordinary course of business and which do not interfere with the ordinary conduct of the business;

(h) servitudes, easements, rights of way, restrictions and other similar encumbrances on real property imposed by applicable laws and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business;

(i) Liens arising from attachments or judgments, orders or decrees in circumstances not constituting an Event of Default under Sections 8.4 and 8.7;

(j) Liens on deposits securing real property leases;

(k) statutory liens securing claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other Persons, provided, they have no priority over any of the Lender’s security interests (other than statutory liens having priority as a matter of law); and

(l) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (a) through (k) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the priority of the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced does not increase;

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or governmental agency.

“Responsible Officer” means each of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Vice President, Treasurer, Secretary or any other officer designated in writing to the Lender as an authorized officer of Borrower.

“Restricted Payment” is defined in Section 7.6.

“Sanctioned Country” means, at any time, a country or territory which is the subject or target of any Sanctions.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or by the United Nations Security Council, the European Union or any EU member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person controlled by any such Person.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom.

9

Exhibit 10.3

“Subsidiary” means any corporation, company or partnership in which (i) any general partnership interest or (ii) fifty percent (50%) or more of the capital stock, membership units or other securities which by the terms thereof has the ordinary voting power to elect or control the Governing Body, at the time as of which any determination is being made, is owned by Borrower, directly or indirectly, or through an Affiliate.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any governmental authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan Advance” means each advance under Section 2.1(a).

“Term Loan Commitment” means the commitment of the Lender to make Term Loan Advances to Borrower in an aggregate principal amount of up to Twenty Two Million Five Hundred Thousand Dollars ($22,500,000).

“Term Loan Maturity Date” means the date that is six (6) months following the termination of the Merger Agreement.

“Trademarks” means any trademark and service mark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

1.2 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP and all calculations made hereunder shall be made in accordance with GAAP. When used herein, the terms “financial statements” shall include the notes and schedules thereto. Notwithstanding anything to the contrary contained in this Agreement, all obligations that are or would have been treated as operating leases for purposes of GAAP prior to the issuance by the Financial Accounting Standards Board on February 25, 2016 of an Accounting Standards Update (the “ASU”) shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations for purposes of the Loan Documents (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as capitalized lease obligations in accordance with GAAP (other than for purposes of the delivery of financial statements prepared in accordance with GAAP).

2. LOAN AND TERMS OF PAYMENT.

2.1 Term Loan Advances.

Borrower promises to pay to the order of the Lender, in Dollars, the outstanding principal amount of all Term Loan Advances and accrued and unpaid interest thereon as and when due in accordance with the terms hereof.

10

Exhibit 10.3

(a) Term Loan Advances.

(i) Subject to and upon the terms and conditions of this Agreement, the Lender agrees to make Term Loan Advances to Borrower upon Borrower’s request in an aggregate principal amount not to exceed the Term Loan Commitment. Each Term Loan Advance shall be in an original principal amount of at least Seven Million Five Hundred Thousand Dollar ($7,500,000) or Seven Million Five Hundred Thousand Dollar ($7,500,000) increments in excess thereof; provided that the initial Loan Advance of Seven Million Five Hundred Thousand Dollar ($7,500,000) shall be made on the date that is three (3) Business Days after the Closing Date (or such shorter period as Lender approves in its sole discretion) without any requirement to provide an Advance Request Form.

(ii) Except as set forth in this Section 2.1(a)(iii) below, Borrower shall repay all unpaid Obligations on the Term Loan Maturity Date, at which time all amounts owing under this Section 2.1(a) and any other amounts owing under this Agreement shall be immediately due and payable. Term Loan Advances, once repaid, may not be reborrowed. Borrower may prepay any Term Loan Advances, in part or in whole, without penalty or premium.

(iii) Upon consummation of the Merger (as defined in the Merger Agreement), all unpaid Obligations shall be automatically forgiven.

(iv) When Borrower desires to obtain a Term Loan Advance after the Closing Date, Borrower shall notify the Lender (which notice shall be irrevocable) by delivery of an Advance Request Form no later than 12:00 p.m. Eastern time at least five (5) Business Days before the day on which such Term Loan Advance is to be made. The notice shall be signed by a Responsible Officer of Borrower.

2.2 Interest Rates, Payments, and Calculations.

(a) Interest Rates. Except as set forth in Section 2.2(b), the Term Loan Advances shall bear interest, on the outstanding Daily Balance thereof, at a rate equal to six percent (6.0%) per annum.

(b) Default Rate. All past due Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default, at a rate equal to five percent (5.0%) above the interest rate applicable immediately prior to the occurrence of the Event of Default (such rate, the “Default Rate”); provided that the Default Rate shall only be imposed as long as any such Event of Default is continuing.

(c) Payments. Payments of principal and interest shall be due and payable in cash, together with accrued and unpaid interest and all other Obligations, on the Term Loan Maturity Date.

(d) Withholding. All payments by or on account of any obligation of Borrower under any Loan Document shall be free and clear of any Taxes except as required by applicable law, regulation, or international agreement. If at any time any applicable law, regulation or international agreement requires Borrower to make any withholding or deduction for Tax from any such payment or other sum payable hereunder to the Lender, Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant governmental authority. If such Tax deducted or withheld is an Indemnified Tax, then

11

Exhibit 10.3

the sum payable by Borrower shall be increased to the extent necessary to ensure that, after the making of such required withholding or deduction, the Lender receives a net sum equal to the sum which it would have received had no withholding or deduction been required, and Borrower shall pay the full amount withheld or deducted to the relevant governmental authority. Borrower will, upon request, furnish the Lender with proof satisfactory to the Lender indicating that it has made such withholding payment.

(e) Computation. All interest chargeable under the Loan Documents shall be computed on the basis of a three hundred sixty (360) day year for the actual number of days elapsed.

(f) Voluntary Prepayment. Borrower shall have the option to prepay all, or any portion, of any Term Advances under this Agreement without fee or penalty, provided Borrower (A) deliver written notice to Lender of their election to prepay such Term Advances at least five (5) days prior to such prepayment and (B) pay, on the date of such prepayment, (1) with respect to a prepayment in full, all of the outstanding principal with respect to the Term Advances, plus accrued but unpaid interest and all fees, and other sums, including Lender Expenses, if any, that shall have become due and payable hereunder, or (2) with respect to a partial prepayment, a portion of outstanding principal plus accrued but unpaid interest with respect to such outstanding principal.

2.3 Term. This Agreement shall become effective on the Closing Date and, subject to Section 13.7, shall continue in full force and effect for so long as any Obligations remain outstanding or the Lender has any obligation to make Term Loan Advances under this Agreement. Notwithstanding the foregoing, the Lender shall have the right to terminate its obligation to make Term Loan Advances under this Agreement immediately and without notice upon the occurrence and during the continuance of an Event of Default. Notwithstanding termination, the Lender’s Lien on the Collateral shall remain in effect for so long as any Obligations are outstanding.

3. CONDITIONS OF LOANS.

3.1 Conditions Precedent to Initial Term Loan Advance. The obligation of the Lender to make the initial Term Loan Advance under this Agreement is subject to the condition precedent that the Lender shall have received, in form and substance satisfactory to the Lender, the following:

(a) duly executed counterparts of this Agreement and the other Loan Documents to be entered into on the Closing Date;

(b) a secretary’s certificate, executed by a Responsible Officer of Borrower, containing and certifying as to the accuracy of its (i) formation documents, as certified by the Secretary of State (or equivalent agency) of its jurisdiction of organization no earlier than thirty (30) days prior to the Closing Date (ii) governing documents, (iii) resolutions authorizing the transactions contemplated hereby, and (iv) incumbency;

(c) a long-form certificate of good standing (to the extent available) of Borrower certified by the Secretary of State (or equivalent agency) of Borrower’s jurisdiction of organization and the Secretary of State (or equivalent agency) of each other jurisdiction where Borrower is qualified to do business, in each case no earlier than thirty (30) days prior to the Closing Date; and

12

Exhibit 10.3

(d) UCC National Form Financing Statements, naming Borrower as a debtor, in form fit to be filed with the Secretary of State or equivalent agent of Borrower’s jurisdiction of organization on the Closing Date.

3.2 Conditions Precedent to all Term Loan Advances. The obligation of the Lender to make Term Loan Advances, including the initial Term Loan Advance (except for clause (a) with respect to the initial Term Loan Advance which shall not be required), is further subject to the following conditions:

(a) timely receipt by the Lender of the Advance Request Form as provided in Section 2.1;

(b) no less than five (5) Business Days prior to the proposed borrowing date, the Lender shall have received an itemized list detailing each use in excess of $100,000 of the previously funded Term Loan Advance and such itemized list demonstrates that all such uses constituted Eligible Uses;

(c) the representations and warranties contained in Section 5 shall be true and correct in all material respects on and as of the date of such Advance Request Form and on the effective date of such Term Loan Advance as though made at and as of each such date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representation and warranties will have been true and correct in all material respects as of such earlier date), and no Default or Event of Default shall have occurred and be continuing, or would exist after giving effect to such Term Loan Advance. The making of such Term Loan Advance shall be deemed to be a representation and warranty by Borrower on the date of such Term Loan Advance as to the accuracy of the facts referred to in this Section 3.2.

If the conditions set forth in Sections 3.2(a), 3.2(b) and 3.2(c) set forth above have been satisfied but Lender has failed to make the requested Term Loan Advance within one Business Day of the date required hereunder, Borrower shall have no recourse or right of action against Lender to enforce Lender’s obligations to fund hereunder and its sole rights shall be limited to terminating the Merger Agreement pursuant to Section 10.1(k) thereof and the rights in Section 13.10 hereof.

4. CREATION OF SECURITY INTEREST; SENIOR DEBT STATUS.

4.1 Grant of Security Interest. Borrower grants and pledges to the Lender a continuing security interest in all presently existing and hereafter acquired or arising Collateral in order to secure prompt repayment of any and all Obligations and in order to secure prompt performance by Borrower of its covenants and duties under the Loan Documents. Such security interest constitutes a valid, first priority security interest in the presently existing or hereafter acquired Collateral; provided, that (A) in the case of Collateral in which a security interest is capable of being perfected by the filing of a Uniform Commercial Code financing statement, an appropriate financing statement naming the Lender as secured party has been filed under the Uniform Commercial Code as in effect in the applicable jurisdiction of organization of the debtor owning such Collateral, and (B) in the case of Collateral consisting of registered (or applications for registration of) Intellectual Property, both (i) the financing statements contemplated by the preceding clause (A) have been filed with respect to the owner of such Intellectual Property and (ii) an appropriate notice of the Lender’s security interest has been recorded in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, with respect to such Intellectual Property registration (or application).

13

Exhibit 10.3

4.2 Right to Inspect. The Lender (through any of its officers, employees, or agents) shall have the right, upon reasonable prior notice and during the normal business hours of Borrower but no more often than once per calendar quarter (unless an Event of Default has occurred and is continuing), to inspect the Collateral to verify the condition of, or any other matter relating to, the Collateral, as determined by the Lender in its reasonable discretion.

4.3 Status as Senior Debt. The Obligations constitute “senior indebtedness” as defined in any applicable documentation evidencing subordinated Indebtedness of Borrower.

5. REPRESENTATIONS AND WARRANTIES.

Borrower represents and warrants as follows:

5.1 Due Organization and Qualification. Borrower is a corporation, limited liability company, limited partnership or other legal entity, as applicable, duly existing under the laws of its jurisdiction of incorporation or formation, as applicable, and qualified and licensed to do business in (a) its jurisdiction of incorporation or formation, as applicable, and (b) any other jurisdiction in which the conduct of its business or its ownership of property requires that it be so qualified, in each case, other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect.

5.2 Due Authorization; No Conflict. The execution, delivery, and performance of the Loan Documents are within Borrower’s powers, have been duly authorized, and are not in conflict with nor constitute a breach of any provision contained in Borrower’s organizational documents, nor will they constitute an event of default under any Company Material Contract (as defined in the Merger Agreement) to which Borrower is a party or by which Borrower is bound. Borrower is not in default under any Company Material Contract to which it is a party or by which it is bound in such a manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Material Adverse Effect.

5.3 No Encumbrances. Borrower and its Subsidiaries has good and marketable title to the Collateral or OX40 Assets, as applicable, free and clear of Liens other than Permitted Liens.

5.4 Intellectual Property; Licenses. Other than as expressly approved by the Lender in writing, no Intellectual Property constituting OX40 Assets has been abandoned, forfeited or dedicated to the public, and neither Borrower nor any of its Subsidiaries has knowledge of any infringements on any Intellectual Property constituting OX40 Assets. The Material License is in full force and effect and enforceable in accordance with its terms.

5.5 Name; Locations. Except as disclosed on Schedule 5.5 attached hereto, Borrower has not done business under any name other than those names specified on the signature page hereof. The chief executive office of Borrower is located at the address indicated on Schedule 5.5 attached hereto. All of Borrower’s physical Collateral (other than Inventory or Equipment in transit, out for repairs or testing or mobile equipment in the possession of Borrower’s employees or agents) is located only at a location set forth on Schedule 5.5 attached hereto.

14

Exhibit 10.3

5.6 Litigation. Except as set forth in Schedule 5.6, there are no actions or proceedings pending by or against Borrower or any of its Subsidiaries before any court or administrative agency in which an adverse decision would be reasonably expected to have a Material Adverse Effect.

5.7 No Material Adverse Change in Financial Statements. All consolidated and consolidating financial statements related to Borrower that the Lender has received from Borrower fairly present in all material respects Borrower’s financial condition as of the date thereof and Borrower and its Subsidiaries consolidated and, if applicable, consolidating results of operations for the period then ended. There has not been a material adverse change in the consolidated or, if applicable, the consolidating financial condition of Borrower and its Subsidiaries since the date of the most recent of such financial statements submitted to the Lender.

5.8 Solvency, Payment of Debts. Borrower is able to pay its debts (including trade debts) as they mature; the fair saleable value of Borrower’s assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; and Borrower is not left with unreasonably small capital after the transactions contemplated by this Agreement.

5.9 Regulatory Compliance. Borrower has met the minimum funding requirements of ERISA with respect to any employee benefit plans subject to ERISA, and no event has occurred resulting from Borrower’s failure to comply with ERISA that could reasonably be expected to result in Borrower incurring any material liability. Borrower is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940. Borrower is not engaged principally, or as one of the important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T and U of the Board of Governors of the Federal Reserve System). Borrower has complied with all the provisions of the Federal Fair Labor Standards Act. Borrower has not violated any statutes, laws, ordinances or rules applicable to it, violation of which would reasonably be expected to have a Material Adverse Effect.

5.10 Environmental Condition. Except as disclosed in Schedule 5.10, none of Borrower’s properties or assets has ever been used by Borrower or, to the best of Borrower’s knowledge, by previous owners or operators, in the disposal of, or to produce, store, handle, treat, release, or transport, any hazardous waste or hazardous substance other than in accordance with all applicable laws and regulations; to the best of Borrower’s knowledge, none of Borrower’s properties or assets has ever been designated or identified in any manner pursuant to any environmental protection statute as a hazardous waste or hazardous substance disposal site, or a candidate for closure pursuant to any environmental protection statute; no lien arising under any environmental protection statute has attached to any revenues or to any real or personal property owned by Borrower; and Borrower has not received a summons, citation, notice, or directive from the Environmental Protection Agency or any other federal, state or other governmental agency concerning any action or omission by Borrower resulting in the releasing, or otherwise disposing of hazardous waste or hazardous substances into the environment.

15

Exhibit 10.3

5.11 Taxes. Borrower has filed or caused to be filed all tax returns required to be filed, and has paid, or has made adequate provision for the payment of, all taxes reflected therein, except (a) to the extent such taxes are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as any reserve or other appropriate provision as GAAP requires has been made therefor and (b) where such taxes do not, individually or in the aggregate, exceed Twenty Five Thousand Dollars ($25,000).

5.12 Subsidiaries. Borrower does not own any stock, partnership interest or other equity securities of any Person, except for Permitted Investments and Subsidiaries in existence as of the date hereof.

5.13 Government Consents. Borrower has obtained all material consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Governmental Authorities that are necessary for the continued operation of Borrower’s business as currently conducted.

5.14 Full Disclosure. No representation, warranty or other statement made by Borrower in any certificate or written statement furnished to the Lender contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such certificates or statements not misleading. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by the Borrower to be reasonable at the time made, it being recognized by Lender that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results.

5.15 Compliance.

(a) Neither Borrower nor or any of its directors, officers or employees, or to the knowledge of Borrower, any agent for Borrower that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. Neither the transactions contemplated by this Agreement nor the use of Term Loan Advance provided hereunder will violate Anti-Corruption Laws or applicable Sanctions.

(b) To Borrower’s knowledge, neither Borrower, nor any Affiliate of Borrower or any of its agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement is (i) in violation of any Anti-Terrorism Law, (ii) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law, or (iii) is a Blocked Person. To Borrower’s knowledge, neither Borrower, nor to the any of its Affiliates or agents, acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement, (x) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or (y) deals in, or otherwise engages in any transaction relating to, any property or interest in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law.

16

Exhibit 10.3

6. AFFIRMATIVE COVENANTS.

Borrower shall do all of the following:

6.1 Good Standing. Borrower shall maintain its and each of its Subsidiaries’ (a) corporate existence and, to the extent such concept is applicable, good standing in its jurisdiction of incorporation or formation, as applicable, and (b) maintain qualification to do business in each jurisdiction in which it is required under all applicable laws and regulations except, in the case of clause (b) above, where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect. Borrower shall maintain, and shall cause each of its Subsidiaries to maintain, in force all licenses, approvals and agreements, the loss of which could reasonably be expected to have a Material Adverse Effect.

6.2 Compliance.

(a) Borrower shall maintain, and shall cause its Subsidiaries to maintain, compliance in all material respects with all applicable laws, rules or regulations (including any law, rule or regulation with respect to the making or brokering of loans or financial accommodations), and shall, or cause its Subsidiaries to, obtain and maintain all required governmental authorizations, approvals, licenses, franchises, permits or registrations reasonably necessary in connection with the conduct of Borrower’s or such Subsidiary’s business.

(b) Borrower has implemented and shall maintain in effect policies and procedures designed to ensure compliance by Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and Borrower, its Subsidiaries and their respective officers and employees and, to the knowledge of Borrower, its directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions.

(c) Borrower shall not, nor shall Borrower permit any Subsidiary or Affiliate to, directly or indirectly, knowingly enter into any documents, instruments, agreements or contracts with any Person listed on the OFAC Lists. Borrower shall not, nor shall Borrower permit any Subsidiary or Affiliate to, directly or indirectly, (i) conduct any business or engage in any transaction or dealing with any Blocked Person, including, without limitation, the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224 or any similar executive order or other Anti-Terrorism Law, or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or other Anti-Terrorism Law.

6.3 ERISA. Borrower shall meet, and shall cause each Subsidiary to meet, the minimum funding requirements of ERISA with respect to any employee benefit plans subject to ERISA. Borrower shall comply, and shall cause each Subsidiary to comply, with all statutes, laws, ordinances and government rules and regulations to which it is subject, noncompliance with which could reasonably be expected to have a Material Adverse Effect.

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Exhibit 10.3

6.4 [RESERVED]

6.5 Equipment. Borrower shall keep, and shall cause its Subsidiaries to keep, all Equipment constituting OX40 Assets, if any, in good and marketable condition, free from all material defects (other than ordinary wear and tear) except for any such Equipment for which adequate reserves have been made.

6.6 Taxes. Borrower shall make, and shall cause each Subsidiary to make, due and timely payment (or obtain extensions for such payments) of all material federal, state, and local Taxes required of it by law, and Borrower will make, and will cause each Subsidiary to make, timely payment (or obtain extensions for such payments) of all material Tax payments and withholding Taxes required of it by all applicable laws, regulations and international treaties, including, but not limited to, those laws concerning F.I.C.A., F.U.T.A., state disability, and local, state, and federal income Taxes; provided that Borrower may not make any payment if (a) the amount or validity of such payment is contested in good faith by appropriate proceedings and is reserved against (to the extent required by GAAP) by Borrower or (b) such taxes do not, individually or in the aggregate, exceed Twenty Five Thousand Dollars ($25,000).

6.7 [RESERVED]

6.8 Intellectual Property and Material License Rights. Borrower shall (i) give the Lender notice within thirty (30) days following the filing of any applications or registrations of Intellectual Property with the United States Copyright Office or United States Patent and Trademark Office, as applicable, if such Intellectual Property would constitute Collateral, including the title of such Intellectual Property rights being applied for or to be registered, as such title will appear on such applications or registrations, and the date such applications or registrations will be filed, and (ii) following the filing of any such applications or registrations, shall execute such documents as the Lender may reasonably request for the Lender to maintain its perfection in such Intellectual Property rights being applied for or to be registered by Borrower, and upon the request of the Lender, shall file such documents simultaneously with the filing of any such applications or registrations. Following filing any such applications or registrations with the United States Copyright Office or United States Patent and Trademark Office, as applicable, Borrower shall within thirty (30) days of such filing provide the Lender with (i) a copy of such applications or registrations, (ii) evidence of the filing of any documents requested by the Lender to be filed for the Lender to maintain the perfection and priority of its security interest in such Intellectual Property rights, and (iii) the date of such filing. Borrower shall ensure that at all times the Material License remains in full force and effect.

6.9 Use of Proceeds. Borrower shall use the proceeds of the Term Loan Advances only for the following purposes (collectively, “Eligible Uses”): with respect to all Term Loan Advances, purposes either set forth in the budget attached hereto as Exhibit B (the “Budget”) in amounts not to exceed the amount set forth therein by more than 50% of such amount with respect to any specific line item, or for any other purpose that the Lender may expressly consent to in writing. For purposes of determining whether the Term Loan Advances have been used in accordance with the Budget, the parties shall reference the full amount in the Budget for the then current month despite such calculation being made prior to month-end.

6.10 Compliance with Merger Agreement Covenants. Until the Merger Agreement is irrevocably terminated, Borrower shall ensure continued compliance at all times with all covenants and obligations of Borrower contained in Section 5 of the Merger Agreement solely as needed to satisfy the closing conditions set forth in Section 8.1 and 8.2 of the Merger Agreement.

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Exhibit 10.3

6.11 [Reserved].

6.12 Further Assurances. At any time and from time to time Borrower shall, and shall cause each Subsidiary to, execute and deliver such further instruments and take such further action as may reasonably be requested by the Lender to effect the purposes of this Agreement.

7. NEGATIVE COVENANTS.

Following termination of the Merger Agreement (except as expressly noted), Borrower will not do any of the following:

7.1 Dispositions. Convey, sell, lease, transfer or otherwise dispose of (including, without limitation, by the formation of any Subsidiary or pursuant to a Division) (collectively, a “Transfer”), or permit any of its Subsidiaries to Transfer, all or any part of its OX40 Assets, other than: (a) Transfers of any Inventory in the ordinary course of business; (b) Transfers of non-exclusive licenses and similar arrangements for the use of the property of Borrower or its Subsidiaries in the ordinary course of business; (c) Transfers of worn-out or obsolete Equipment which was not financed by the Term Loan Advances; or (d) Transfers consisting of Permitted Liens or Permitted Investments; provided that in no circumstances shall Borrower or its Subsidiaries Transfer any OX40 Assets except to Borrower regardless of whether the Merger Agreement is then in effect. For the avoidance of doubt, Borrower shall in no event be prohibited under this Agreement from engaging in or effecting a Company Legacy Transaction (as defined in the Merger Agreement) pursuant to Section 5.2(c) of the Merger Agreement.

7.2 Change in Business; Change in Control or Executive Office. (a) Engage in any business, or permit any of its Subsidiaries to engage in any business, other than the businesses currently engaged in by Borrower or such Subsidiary, as applicable, or any business substantially similar or related thereto (or incidental thereto); (b) cease to conduct business in the manner conducted by Borrower or such Subsidiary as of the Closing Date in all material respects; (c) suffer or permit a Change in Control; (d) without thirty (30) days prior written notification to the Lender, relocate its chief executive office or state of incorporation or change its legal name; or (e) change the date on which the Fiscal Year ends.

7.3 Mergers or Acquisitions. Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with or into any other business organization, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person (including, without limitation, by the formation of any Subsidiary or pursuant to a Division); provided that a Subsidiary may (a) merge or consolidate into another Subsidiary or into Borrower, or (b) dissolve or liquidate so long as all of such Subsidiary’s assets are transferred to Borrower.

7.4 Indebtedness. Create, incur, assume or be or remain liable with respect to any Indebtedness, or permit any Subsidiary so to do, other than Permitted Indebtedness. Notwithstanding the foregoing, regardless of whether the Merger Agreement is then in effect, Borrower and its Subsidiaries shall not permit any Indebtedness which is senior in (x) right of payment or (y) lien priority to the Obligations with respect to the OX40 Assets, in each case, other than Permitted Liens.

19

Exhibit 10.3

7.5 Encumbrances. Create, incur, assume or suffer to exist any Lien with respect to (x) any of its Collateral, (y) any OX40 Assets owned by its Subsidiaries or (z) any other asset except, in each case of clauses (x)-(z), for Permitted Liens, or agree with any Person other than the Lender not to grant a security interest in, or otherwise encumber, any of its Collateral or OX40 Assets, or permit any Subsidiary to do so, except as is otherwise permitted by Section 7.1 and the definition of “Permitted Liens” herein and, in the case of clauses (x) and (y), regardless of whether the Merger Agreement is then in effect.

7.6 Distributions. Pay any dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock (each of the foregoing, a “Restricted Payment”), or permit any of its Subsidiaries to do so, provided that Borrower may (i) repurchase the stock of former employees or consultants pursuant to stock repurchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase and the aggregate amount of all such repurchases does not exceed Twenty Thousand Dollars ($20,000) in any Fiscal Year, or (ii) make nominal payments of cash in lieu of issuing fractional shares.

7.7 Investments. (a) Directly or indirectly acquire or own, or make any Investment in or to any Person, or permit any of its Subsidiaries so to do, other than Permitted Investments; or (b) suffer or permit any Subsidiary to be a party to, or be bound by, an agreement that restricts such Subsidiary from paying dividends or otherwise distributing property to Borrower.

7.8 Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower or any of its Subsidiaries except for (i) transactions that are in the ordinary course of Borrower’s business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm’s length transaction with a non-affiliated Person, (ii) reasonable and customary fees paid to members of the board of directors of Borrower and its Subsidiaries, (iii) reasonable and customary employment arrangements with executive officers approved by Borrower’s board of directors, and (iv) any transactions that constitute Permitted Indebtedness, Permitted Investments and/or Permitted Liens between Borrowers or between Borrowers and their Subsidiaries.

7.9 Compliance. (a) Become an “investment company” or be controlled by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended, or become principally engaged in, or undertake as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Term Loan Advance for such purpose; or (b) fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur, fail to comply with the Federal Fair Labor Standards Act or violate any law or regulation, which violation could reasonably be expected to have a Material Adverse Effect, or a material adverse effect on the Collateral or OX40 Assets or the priority of the Lender’s Lien on the Collateral, or permit any of its Subsidiaries to do any of the foregoing.

20

Exhibit 10.3

8. EVENTS OF DEFAULT.

Following termination of the Merger Agreement (other than in the case of an Event of Default under Section 8.5), any one or more of the following events shall constitute an event of default by Borrower under this Agreement (each an “Event of Default”).

8.1 Payment Default. If Borrower fails to pay, when due, any of the Obligations and such payment has not been made within 3 business days following written notice of such failure;

8.2 Covenant Default.

(a) If Borrower fails to perform any obligation under Section 6.1 or 6.6 or violates any of the covenants contained in Article 7 and, in each case, such failure has not been remedied within 3 business days following written notice of such failure; or

(b) If Borrower fails or neglects to perform or observe any other material term, provision, condition or covenant contained in this Agreement, or in any of the Loan Documents, and as to any default (other than those specified in this Article 8) under such other term, provision, condition or covenant that can be cured, has failed to cure such default within twenty (20) days after Borrower receives written notice thereof or Borrower or any of its Subsidiaries becomes aware;

8.3 [RESERVED]

8.4 Attachment. If any portion of Borrower’s Collateral or the OX40 Assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any trustee, receiver or person acting in a similar capacity and such attachment, seizure, writ or distress warrant or levy has not been removed, discharged or rescinded within ten (10) days, or if Borrower or any of its Subsidiaries who own OX40 Assets is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien or encumbrance upon any material portion of Borrower’s Collateral or such Subsidiary’s OX40 Assets, or if a notice of lien, levy, or assessment is filed of record with respect to any of Borrower’s Collateral or such Subsidiary’s OX40 Assets by the United States Government, or any department, agency, or instrumentality thereof, or by any state, county, municipal, or governmental agency, and, in each case, the same is not paid within ten (10) days after Borrower or such Subsidiary receives notice thereof, provided that none of the foregoing shall constitute an Event of Default where such action or event is stayed or an adequate bond has been posted pending a good faith contest by Borrower or such Subsidiary;

8.5 Insolvency. If Borrower becomes insolvent, or if an Insolvency Proceeding is commenced by Borrower, or if an Insolvency Proceeding is commenced against Borrower and is not dismissed or stayed within forty-five (45) days;

8.6 Other Agreements. If there is a default or other failure to perform under any agreement to which Borrower is a party or by which it is bound resulting in a right by a third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount, individually or in the aggregate, in excess Fifty Thousand Dollars ($50,000) or which could have a Material Adverse Effect provided, however, that the Event of Default under this

21

Exhibit 10.3

Section 8.6 caused by the occurrence of a breach or default under such other agreement shall be cured or waived for purpose of this Agreement upon Lender receiving written notice from the party asserting such breach or default of such cure or waiver of the breach or default under such other agreement, if at the time of such cure or waiver under such other agreement (i) Lender has not declared an Event of Default under this Agreement and/or exercised any rights with respect thereto, (ii) any such cure or waiver does not result in an Event of Default under any other provision of this Agreement or any Loan Document; and (iii) in connection with any such cure or waiver under such other agreement, the terms of any agreement with such third party are not modified or amended in any manner which could be materially less advantageous to Borrower as determined by the Lender in its reasonable discretion;

8.7 Judgments. If a judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least Fifty Thousand Dollars ($50,000) (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of ten (10) days;

8.8 Misrepresentations. If any material misrepresentation or material misstatement exists now or hereafter in any warranty or representation set forth herein or in any Loan Document, certificate or other writing delivered to the Lender by any Responsible Officer pursuant to this Agreement or to induce the Lender to enter into this Agreement or any other Loan Document; provided, however, such misrepresentation or misstatement may be remedied within ten (10) Business Days of the earlier of the date when Borrower receives written notice of such misrepresentation or misstatement or Borrower becomes aware of such misrepresentation or misstatement;

9. LENDER’S RIGHTS AND REMEDIES.

9.1 Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, the Lender may, at its election, without notice of its election and without demand, do any one or more of the following, all of which are authorized by Borrower:

(a) Declare all Obligations, whether evidenced by this Agreement, by any of the other Loan Documents, or otherwise, immediately due and payable (provided that upon the occurrence of an Event of Default described in Section 8.5, all Obligations shall become immediately due and payable without any action by the Lender);

(b) Make such payments and do such acts as the Lender considers necessary or reasonable to protect its security interest in the Collateral. Borrower agree to assemble the Collateral if the Lender so requires, and to make the Collateral available to the Lender as the Lender may designate that is reasonably convenient to the Lender and Borrower. Borrower authorize the Lender to peaceably enter the premises where the Collateral is located, to take and maintain possession of the Collateral, or any part of it, and to pay, purchase, contest, or compromise any encumbrance, charge, or lien which in the Lender’s determination appears to be prior or superior to its security interest and to pay all expenses incurred in connection therewith. With respect to any of Borrower’s owned premises, Borrower hereby grants the Lender a license to enter into possession of such premises and to occupy the same, without charge, in order to exercise any of the Lender’s rights or remedies provided herein, at law, in equity, or otherwise;

22

Exhibit 10.3

(c) Ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell (in the manner provided for herein) the Collateral. The Lender is hereby granted a license or other right, solely pursuant to the provisions of this Section 9.1, to use, without charge, any Borrower’s labels, patents, copyrights, rights of use of any name, trade secrets, trade names, trademarks, service marks, and advertising matter, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with the Lender’s exercise of its rights under this Section 9.1, any Borrower’s rights under all licenses and all franchise agreements shall inure to the Lender’s benefit;

(d) Dispose of the Collateral by way of one or more contracts or transactions, for cash or on terms, in such manner and at such places (including Borrower’s premises) as the Lender determines is commercially reasonable, and apply any proceeds to the Obligations in whatever manner or order the Lender deems appropriate;

(e) The Lender may credit bid and purchase at any public sale;

(f) Any deficiency that exists after disposition of the Collateral as provided above will be paid immediately by Borrower and

(g) Exercise all rights and remedies available to the Lender under the Loan Documents or at law or equity, including all remedies provided under the Code or any applicable law.

9.2 Power of Attorney. Effective only upon the occurrence and during the continuance of an Event of Default, Borrower hereby irrevocably appoints the Lender (and any of the Lender’s designated officers, or employees) as Borrower’s true and lawful attorney to: (a) dispose of any Collateral; (b) [RESERVED]; (c) to file, in its sole discretion, one or more financing or continuation statements and amendments thereto, relative to any of the Collateral; or (d) exercise any other rights afforded to the Lender hereunder or under law with respect to the Collateral. The appointment of the Lender as Borrower’s attorney in fact, and each and every one of the Lender’s rights and powers, being coupled with an interest, is irrevocable until all of the Obligations have been fully repaid and performed and the Lender’s obligation to provide Term Loan Advances hereunder is terminated.

9.3 [Reserved].

9.4 Lender Expenses. If Borrower fails to pay any amounts or furnish any required proof of payment due to third persons or entities, as required under the terms of this Agreement, then the Lender may make payment of the same or any part thereof. Any amounts so paid or deposited by the Lender shall constitute Lender Expenses, shall be immediately due and payable, and shall bear interest at the then applicable rate hereinabove provided, and shall be secured by the Collateral. Any payments made by the Lender shall not constitute an agreement by the Lender to make similar payments in the future or a waiver by the Lender of any Event of Default under this Agreement.

9.5 Lender’s Liability for Collateral. So long as Lender complies with reasonable lender practices, the Lender shall not in any way or manner be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage thereto occurring or arising in any manner or fashion from any cause; (c) any diminution in the value thereof; or (d) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other person whomsoever. All risk of loss, damage or destruction of the Collateral shall be borne by Borrower.

23

Exhibit 10.3

9.6 Remedies Cumulative. The Lender’s rights and remedies under this Agreement, the Loan Documents, and all other agreements shall be cumulative. The Lender shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by the Lender of one right or remedy shall be deemed an election, and no waiver by the Lender of any Event of Default on Borrower’s part shall be deemed a continuing waiver. No delay by the Lender shall constitute a waiver, election, or acquiescence by it. No waiver by the Lender shall be effective unless made in a written document signed on behalf of the Lender and then shall be effective only in the specific instance and for the specific purpose for which it was given.

9.7 Demand; Protest. Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees at any time held by the Lender on which Borrower may in any way be liable.

10. NOTICES. All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, or email address indicated below. The Lender or Borrower may change its mailing or electronic mail address by giving the other party written notice thereof in accordance with the terms of this Section 10.

If to Borrower:	Inmagene Biopharmaceuticals, on behalf of Borrower 12526 High Bluff Drive, Ste. 345 San Diego, CA 92130 Attn: Jonathan Wang, Ph.D., MBA Email: [●]
With a copy (which shall not constitute notice) to:
Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117Attn: Patrick Loofbourrow; Rama Padmanabhan Email: loof@cooley.com; padmanabhan@cooley.com

24

Exhibit 10.3

If to Lender:	Ikena Oncology, Inc. 645 Summer Street, Suite 101 Boston, MA 02210 Attention: Mark Manfredi Jotin Marango Email: [●] [●]
With a copy (which shall not constitute notice) to:
Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 Attn: Reid Bagwell Email: RBagwell@goodwinlaw.com

The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other.

11. GOVERNING LAW. This Agreement shall be deemed to have been made under and shall be governed by the laws of the State of New York (without regard to choice of law principles except as set forth in Sections 5-1401 and 5-1402 of the New York General Obligations Law) in all respects, including matters of construction, validity and performance, and that none of its terms or provisions may be waived, altered, modified or amended except as the Lender may consent thereto in writing duly signed for and on its behalf.

12. JURISDICTION AND JURY TRIAL WAIVER.

12.1 Each party hereby irrevocably consents that any suit, legal action or proceeding against a party or any of its properties with respect to any of the rights or obligations arising directly or indirectly under or relating to this Agreement or any other Loan Document may be brought in any jurisdiction, including, without limitation, any New York state or United States Federal Court located in the southern district of New York, as the other party may elect, and by execution and delivery of this Agreement, each party hereby irrevocably submits to and accepts with regard to any such suit, legal action or proceeding, for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The parties hereby irrevocably consent to the service of process in any such suit, legal action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, return receipt requested, to such party at its address set forth herein. The foregoing shall not limit the right of the other party to serve process in any other manner permitted by law or to bring any suit, legal action or proceeding or to obtain execution of judgment in any other jurisdiction.

12.2 The parties hereby irrevocably waive any objection which Borrower may now or hereafter have to the laying of venue of any suit, legal action or proceeding arising directly or indirectly under or relating to this Agreement or any other Loan Document in any state or federal court located in any jurisdiction, including without limitation, any state or federal court located in the southern district of New York chosen by the Lender in accordance with this Section 12 and hereby further irrevocably waive any claim that a court located in the southern district of New York is not a convenient forum for any such suit, legal action or proceeding.

25

Exhibit 10.3

12.3 The parties hereby irrevocably agree that any suit, legal action or proceeding commenced by the other party with respect to any rights or obligations arising directly or indirectly under or relating to this Agreement or any other Loan Document (except as expressly set forth therein to the contrary) shall be brought exclusively in any New York state or United States Federal Court located in the southern district of New York.

12.4 The parties hereby waive any defense or claim based on marshaling of assets or election or remedies or guaranties.

12.5 Borrower and the Lender (by its entry into this Agreement) hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to any obligation of Borrower or this Agreement or any other Loan Document.

13. GENERAL PROVISIONS.

13.1 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties; provided, however, that neither this Agreement nor any rights hereunder may be assigned by Borrower without the Lender’s prior written consent, which consent may be granted or withheld in the Lender’s reasonable discretion. The Lender shall have the right without the consent of or notice to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, the Lender’s obligations, rights and benefits hereunder to any Affiliate of the Lender.

13.2 Indemnification.

(a) Borrower shall defend, indemnify and hold harmless the Lender and its Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of the Lender and its Affiliates (each, an “Indemnified Person”) against: (i) all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the transactions contemplated by this Agreement; and (ii) all losses or Lender Expenses in any way suffered, incurred, or paid by the Lender as a result of or in any way arising out of, following, or consequential to transactions between the Lender and Borrower whether under this Agreement, or otherwise contemplated by the Loan Documents (including without limitation reasonable and documented out-of-pocket attorneys’ fees and expenses), except for losses caused by such Indemnified Person’s gross negligence or willful misconduct. All amounts due under this Section 13.2 shall be payable promptly after demand therefor.

(b) To the fullest extent permitted by applicable law, each of the Loan Parties and the Lender shall not assert, and the parties hereby waive, any claim against any party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) or any loss of profits arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Term Loan Advance, or the use of the proceeds thereof.

26

Exhibit 10.3

13.3 Time of Essence. Time is of the essence for the performance of all obligations set forth in this Agreement.

13.4 Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

13.5 Amendments in Writing, Integration. Neither this Agreement nor the Loan Documents can be amended or terminated orally. All prior agreements, understandings, representations, warranties, and negotiations between the parties hereto with respect to the subject matter of this Agreement and the Loan Documents, if any, are merged into this Agreement and the Loan Documents.

13.6 Counterparts/Acceptance. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.

13.7 Survival. All covenants, representations and warranties made in this Agreement shall continue in full force and effect so long as any Obligations remain outstanding or the Lender has any obligation to make Term Loan Advances to Borrower. The obligations of Borrower to indemnify Indemnified Persons with respect to the expenses, damages, losses, costs and liabilities described in Section 13.2 shall survive until all applicable statute of limitations periods with respect to actions that may be brought against the Lender have run.

13.8 Confidentiality. In handling any confidential information the Lender and all employees and agents of the Lender, including but not limited to accountants, shall exercise the same degree of care that it exercises with respect to its own proprietary information of the same types to maintain the confidentiality of any non-public information thereby received or received pursuant to this Agreement except that disclosure of such information may be made (a) to the subsidiaries or affiliates of the Lender in connection with their present or prospective business relations with Borrower, (b) to prospective transferees or purchasers of any interest in the Term Loan Advances, (c) as required by law, regulations, rule or order, subpoena, judicial order or similar order, (d) as may be required in connection with the examination, audit or similar investigation of the Lender and (e) as the Lender may determine in connection with the enforcement of any remedies hereunder. Confidential information hereunder shall not include information that either: (i) is in the public domain or in the knowledge or possession of the Lender when disclosed to the Lender, or becomes part of the public domain after disclosure to the Lender through no fault of the Lender; or (ii) is disclosed to the Lender by a third party, provided the Lender does not have actual knowledge that such third party is prohibited from disclosing such information.

13.9 Increased Costs. If any Change in Law shall impose, modify, or make applicable any Taxes (except federal, state, or local income or franchise taxes imposed on the Lender), reserve requirements, liquidity requirements, capital adequacy requirements, Federal Deposit Insurance Corporation (FDIC) deposit insurance premiums or assessments, or other obligations which would (A) increase the cost to the Lender for extending, maintaining or funding the Term Loan Advances, (B) reduce the amounts payable to the Lender under this Agreement, or

27

Exhibit 10.3

(C) reduce the rate of return on the Lender’s capital as a consequence of the Lender’s obligations with respect to the Term Loan Advances, then Borrower agrees to pay the Lender such additional amounts as will compensate the Lender therefor, within five (5) days after the Lender’s written demand for such payment. The Lender’s demand shall be accompanied by an explanation of such imposition or charge and a calculation in reasonable detail of the additional amounts payable by Borrower, which explanation and calculations shall be conclusive in the absence of manifest error.

13.10 Release of Collateral. Without limiting the rights of the parties with respect to any other circumstance, if the Merger Agreement is terminated pursuant to Section 10.1(k) of the Merger Agreement, Lender will cooperate with Borrower to provide customary payoff and release documents to evidence the release of Collateral in connection with any transaction by Borrower (which may be in the form of a financing, out-license or otherwise) so long as such transaction provides sufficient proceeds to pay in full all amounts outstanding under this Agreement including any principal and interest. For avoidance of doubt, Lender will not be obligated to release any Collateral prior to such payment in full (but shall provide customary payoff and release documents providing for automatic release upon payment in full under such circumstances as set forth in this Section 13.10).

BY SIGNING THIS DOCUMENT EACH PARTY TO THIS AGREEMENT REPRESENTS AND AGREES THAT: (A) THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN ALL PARTIES TO THIS AGREEMENT, (B) THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES TO THIS AGREEMENT, AND (C) THIS WRITTEN AGREEMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF ANY OF THE PARTIES TO THIS AGREEMENT.

BY SIGNING THIS DOCUMENT EACH PARTY TO THIS AGREEMENT REPRESENTS AND AGREES THAT: (A) THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN ALL PARTIES TO THIS AGREEMENT, (B) THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES TO THIS AGREEMENT, AND (C) THIS WRITTEN AGREEMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF ANY OF THE PARTIES TO THIS AGREEMENT.

[Balance of Page Intentionally Left Blank]

28

Exhibit 10.3

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

INMAGENE BIOPHARMACEUTICALS

By:	/s/ Jonathan Wang, PhD

Name:	Jonathan Wang, PhD

Title:	Chief Executive Officer

IKENA ONCOLOGY, INC.

By:	/s/ Mark Manfredi, Ph.D.

Name:	Mark Manfredi, Ph.D.

Title:	Chief Executive Officer

Exhibit 10.3

EXHIBIT A

ADVANCE REQUEST FORM

[See attached]

B-2

Exhibit 10.3

EXHIBIT B

BUDGET

[See attached]

Exhibit 10.4

INMAGENE BIOPHARMACEUTICALS

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of December 23, 2024, is made by and among Ikena Oncology, Inc., a Delaware corporation (“Insight”), Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”), and the undersigned holders (each a “Shareholder”) of share capital of the Company.

WHEREAS, the Company, Insight, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a wholly owned subsidiary of Insight (“Merger Sub I”), and Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a wholly owned subsidiary of Insight (“Merger Sub II”), have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub I with and into the Company (the “First Merger”), and the merger of the Company with and into Merger Sub II;

WHEREAS, each Shareholder beneficially owns and has sole voting power with respect to (or to direct the voting of) the number of Company Shares and/or holds Company Options to acquire the number of Company Shares indicated opposite such Shareholder’s name on Schedule 1 attached hereto (the “Shares”);

WHEREAS, as an inducement and a condition to the willingness of Insight to enter into the Merger Agreement, each Shareholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Insight entering into the Merger Agreement, each Shareholder, Insight and the Company agree as follows:

1. Agreement to Vote Shares. Each Shareholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the Shareholders of the Company or any adjournment or postponement thereof with respect to the First Merger, the Merger Agreement or any Acquisition Proposal, such Shareholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted) covering all of the Shares and any New Shares that Shareholder shall be entitled to so vote: (i) in favor of (A)(1) adopting and approving the Merger Agreement, the First Plan of Merger and the Contemplated Transactions, (2) approving the First Merger and

Exhibit 10.4

acknowledging that the approval given thereby is irrevocable and (3) providing any other consents or waivers required by the Company Charter to consummate the Merger Agreement and the Contemplated Transactions and (B) waiving any notice that may have been or may be required relating to the First Merger or other Contemplated Transactions; (ii) against any Acquisition Proposal or Acquisition Inquiry, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the First Merger and any of the other Contemplated Transactions; (iii) against each of the following actions (other than with respect to a Company Legacy Transaction or the First Merger and the other Contemplated Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange or other business combination involving the Company, (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the assets of the Company that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the First Merger and any of the other Contemplated Transactions, (C) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its Affiliates, (D) any amendment to the Company’s Organizational Documents, which amendment would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the First Merger and any of the other Contemplated Transactions, and (E) any material change in the capitalization of the Company or the Company’s corporate structure; and (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Company Shareholder Matters. Such Shareholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the First Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, (c) such date and time as a Company Board Adverse Recommendation Change is made in accordance with Section 6.2(d) of the Merger Agreement, or (d) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Acquisitions. Each Shareholder agrees that any Company Shares or other equity securities of the Company that such Shareholder acquires or with respect to which such Shareholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a share subdivision or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Shareholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this

2

Exhibit 10.4

Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Shareholder may make (1) transfers by will or by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Shareholder’s Company Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company as payment for the (i) exercise price of such Shareholder’s Company Options and (ii) taxes applicable to the exercise of such Shareholder’s Company Options, (3) if such Shareholder is a partnership or limited liability company, a transfer to one or more partners or members of such Shareholder or to an Affiliated corporation, trust or other Entity under common control with such Shareholder, or if such Shareholder is a trust, a transfer to a beneficiary, provided, that in each such case the applicable transferee has agreed in writing to be bound by the terms and conditions of this Agreement, (4) transfers to another holder of Company Shares that has signed a voting agreement in the same form as this Agreement, and (5) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares or New Shares covered hereby shall occur (including a transfer or disposition permitted by (1)-(5) of this Section 4, sale by a Shareholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares or New Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Shareholder. Each Shareholder hereby, severally but not jointly, represents and warrants to Insight and the Company as follows:

(a) If such Shareholder is an Entity: (i) such Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Shareholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Shareholder have been duly authorized by all necessary action on the part of such Shareholder and no other proceedings on the part of such Shareholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Shareholder is an individual, such Shareholder has the legal capacity to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby;

3

Exhibit 10.4

(b) this Agreement has been duly executed and delivered by or on behalf of such Shareholder and, to such Shareholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Insight, constitutes a valid and binding agreement with respect to such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) such Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1, which constitute all of the Shares owned by the Shareholder as of the date hereof. Such Shareholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of such Shareholder, the execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of his, her or its obligations hereunder and the compliance by such Shareholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Shareholder is a party or by which such Shareholder is bound, or any Law, statute, rule or regulation to which such Shareholder is subject or, in the event that such Shareholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Shareholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Shareholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Shareholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Insight or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Shareholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Shareholder, threatened against such Shareholder that would reasonably be expected to prevent or delay the performance by such Shareholder of his, her or its obligations under this Agreement in any material respect.

4

Exhibit 10.4

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Shareholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Shareholder’s true and lawful attorney and irrevocable proxy to vote and exercise all voting and related rights, including the right to sign such Shareholder’s name (solely in its capacity as a Shareholder) to any Shareholder consent, if Shareholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to the Shares and New Shares solely with respect to the matters set forth in Section 1 hereof. Each Shareholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Shareholder with respect to the Shares and New Shares and represents that none of such previously-granted proxies are irrevocable. The Shareholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Insight, Merger Sub I and Merger Sub II to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Shareholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Shareholder and the obligations of such Shareholder shall be binding on such Shareholder’s heirs, personal representatives, successors, transferees and assigns. Each Shareholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares and New Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares and New Shares that are owned beneficially by the Shareholder but are not held of record by the Shareholder, the Shareholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares and New Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Shareholder shall not, directly or indirectly, (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding the Company or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (b) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding the Company, (d) approve, endorse or recommend any Acquisition Proposal, (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding the Company (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (g) initiate a Shareholders’ vote or action by consent of the Company’s Shareholders with respect to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal or Acquisition Inquiry regarding the Company or (i) propose or agree to do any of the foregoing. In the event that such

5

Exhibit 10.4

Shareholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or other Representative of such Shareholder or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. No Legal Actions. Each Shareholder will not in its capacity as a Shareholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Shareholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of Insight and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Shareholder solely in such Shareholder’s capacity as a Shareholder of the Company and/or holder of Company Options and not in such Shareholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Shareholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Insight or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Shareholder, and the Company shall not have

6

Exhibit 10.4

authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company, or exercise any power or authority to direct such Shareholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Insight may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Shareholder hereby agrees that Insight and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Insight or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Shareholder’s counsel. Prior to the Closing, each Shareholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Insight and the Company, provided that the foregoing shall not limit or affect any actions taken by such Shareholder (or any affiliated officer or director of such Shareholder) that would be permitted to be taken by such Shareholder, Insight or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Shareholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Insight, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Shareholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

7

Exhibit 10.4

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other parties’ prior written consent shall be void and of no effect.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Insight to such Shareholder shall be construed as a waiver of any rights or remedies of the Company or Insight, as applicable, with respect to any other Shareholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such Shareholder or with respect to any subsequent breach of Shareholder or any other such Shareholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

8

Exhibit 10.4

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the Company Charter, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Shareholder may be waived, amended or otherwise modified in a writing signed by Insight, the Company and such Shareholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to Shareholders of the Company as well as holders of Company Options, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Shareholder has had an opportunity to review with its own tax advisors the tax consequences of the First Merger and the Contemplated Transactions. The Shareholder understands that it must rely solely on its advisors and not on any statements or representations made by Insight, the Company or any of their respective agents or representatives. The Shareholder understands that such Shareholder (and not Insight, the Company or the Second Surviving Company) shall be responsible for such Shareholder’s tax liability that may arise as a result of the First Merger or the Contemplated Transactions. The Shareholder understands and acknowledges that Insight, the Company, Merger Sub I and Merger Sub II are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

9

Exhibit 10.4

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” refers to such agreement as amended or modified, solely to the extent such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to such Shareholder, or (b) have otherwise been agreed to in writing by such Shareholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

10

Exhibit 10.4

EXECUTED as of the date first above written.

[SHAREHOLDER]

Signature

Signature Page to Company Support Agreement

Exhibit 10.4

EXECUTED as of the date first above written.

IKENA ONCOLOGY, INC.

By:
Name:
Title:

INMAGENE BIOPHARMACEUTICALS

By:
Name:
Title:

Signature Page to Company Support Agreement

Exhibit 10.4

SCHEDULE 1

Name, Address and Email Address of Shareholder

Number of Company Ordinary Shares	Number of Company Options

Number of Company Series Seed Preferred Shares

Number of Company Series A Preferred Shares

Number of Company Series B Preferred Shares

Number of Company Series C-1 Preferred Shares

Number of Company Series C-2 Preferred Shares

Exhibit 10.5

Ikena Oncology, Inc.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of December 23, 2024, is made by and among Ikena Oncology, Inc., a Delaware corporation (“Insight”), Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock of Insight.

WHEREAS, Insight, Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a wholly owned subsidiary of Insight (“Merger Sub I”), Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a wholly owned subsidiary of Insight (“Merger Sub II”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub I with and into the Company, and the merger of the Company with and into Merger Sub II (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole voting power with respect to (or to direct the voting of) the number of shares of Insight Common Stock and/or holds Insight Options to acquire the number of shares of Insight Common Stock indicated opposite such Stockholder’s name on Schedule 1 attached hereto (the “Shares”);

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company entering into the Merger Agreement, each Stockholder, Insight and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Insight or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Insight, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered), as applicable, covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the Insight Stockholder Matters; (ii) against any Acquisition

Exhibit 10.5

Proposal or Acquisition Inquiry, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions; (iii) against each of the following actions (other than with respect to an Insight Legacy Transaction or the Merger and the other Contemplated Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange or other business combination involving Insight, (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the assets of Insight that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, (C) any reorganization, recapitalization, dissolution or liquidation of Insight or any of its Affiliates, (D) any amendment to Insight’s Organizational Documents, which amendment would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, and (E) any material change in the capitalization of Insight or Insight’s corporate structure; and (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Insight Stockholder Matters. Such Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the First Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, (c) such date and time as an Insight Board Adverse Recommendation Change is made in accordance with Section 6.3(c) of the Merger Agreement, or (d) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of Insight that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Insight Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation

2

Exhibit 10.5

of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Insight Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Insight, or in broker-assisted cashless exercises, as payment for the (i) exercise price of such Stockholder’s Insight Options and (ii) taxes applicable to the exercise of such Stockholder’s Insight Options, (3) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a transfer to a beneficiary, provided, that in each such case the applicable transferee has agreed in writing to be bound by the terms and conditions of this Agreement, (4) transfers to another holder of Insight Common Stock that has signed a voting agreement in the same form as this Agreement, and (5) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares or New Shares covered hereby shall occur (including a transfer or disposition permitted by (1)-(5) of this Section 4, sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares or New Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Insight and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Insight, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

3

Exhibit 10.5

(c) such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Insight or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

4

Exhibit 10.5

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to the Shares and New Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and New Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Insight, Merger Sub I and Merger Sub II to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares and New Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares and New Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares and New Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding Insight or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Insight, (b) furnish any non-public information regarding Insight to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding Insight, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding Insight, (d) approve, endorse or recommend any Acquisition Proposal, (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding Insight (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Insight, (g) initiate a stockholders’ vote or action by consent of the Insight’s stockholders with respect to an Acquisition Proposal or Acquisition Inquiry regarding Insight, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Insight that takes any action in support of an Acquisition Proposal or Acquisition Inquiry regarding Insight or (i) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or other Representative of such Stockholder or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

5

Exhibit 10.5

8. No Legal Actions. Each Stockholder will not in its capacity as a stockholder of Insight bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Insight Board, constitutes a breach of any fiduciary duty of the Insight Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of Insight and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Insight and/or holder of Insight Options and not in such Stockholder’s capacity as a director, officer or employee of Insight or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Insight in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Insight or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Insight or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Insight or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Insight or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

6

Exhibit 10.5

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Insight may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Stockholder hereby agrees that Insight and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Insight or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Insight and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Insight or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Insight, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the

7

Exhibit 10.5

offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other parties’ prior written consent shall be void and of no effect.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Insight to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Insight, as applicable, with respect to any other stockholder of Insight who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Insight. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

8

Exhibit 10.5

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Insight Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Insight, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Insight, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to stockholders of Insight as well as holders of Insight Options, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Insight, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Insight, the Company or the Second Surviving Company) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that Insight, the Company, Merger Sub I and Merger Sub II are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

9

Exhibit 10.5

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” refers to such agreement as amended or modified, solely to the extent such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to such Stockholder, or (b) have otherwise been agreed to in writing by such Stockholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

10

Exhibit 10.5

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature

Signature Page to Insight Support Agreement

Exhibit 10.5

EXECUTED as of the date first above written.

IKENA ONCOLOGY, INC.

By:
Name:	Mark Manfredi, Ph.D.
Title:	President and Chief Executive Officer

INMAGENE BIOPHARMACEUTICALS

By:
Name:	Jonathan Wang
Title:	Chief Executive Officer

Signature Page to Insight Support Agreement

Exhibit 10.5

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Insight Common Stock	Insight Options

Exhibit 10.6

LOCK-UP AGREEMENT

[DATE]

Ikena Oncology, Inc.

645 Summer Street, Suite 101

Boston, MA, 02210

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Ikena Oncology, Inc., a Delaware corporation (“Insight”), has entered into an Agreement and Plan of Merger, dated as of December 23, 2024 (as the same may be amended from time to time, the “Merger Agreement”) with Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Insight, and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Insight Common Stock or any securities convertible into or exercisable or exchangeable for Insight Common Stock (including without limitation, (a) Insight Common Stock or such other securities of Insight which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Insight which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit and (c) Insight Common Stock or such other securities of Insight to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Insight Common Stock or other securities, in cash or otherwise; or

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Insight Common Stock or any security convertible into or exercisable or exchangeable for Insight Common Stock (other than such rights set forth in the Merger Agreement).

Exhibit 10.6

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any of the undersigned’s Family Members;

(ii)

if the undersigned is a corporation, partnership or other Entity, (A) to another corporation, partnership, or other Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned or (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders); or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a)(i) or (a)(iii), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Insight a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Insight Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Insight Common Stock (including a net or cashless exercise of an option to purchase Insight Common Stock), and any related transfer of shares of Insight Common Stock to Insight for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Insight Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Insight of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement or any other transfer of securities of Insight to Insight pursuant to arrangements under which Insight has the option to repurchase such securities;

(d) transfers to Insight in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Insight Common Stock settled in Insight Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Insight Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Insight Common Stock; provided that, such plan does not provide for any transfers of Insight Common Stock during the Restricted Period;

2

Exhibit 10.6

(f) transfers or sales by the undersigned of shares of Insight Common Stock purchased by the undersigned on the open market following the Closing Date;

(g) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Insight’ capital stock involving a change of control of Insight, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h)  pursuant to an order of a court or regulatory agency;

(i) sales or other transfers with the prior written consent of Insight; or

(j) transfers by the undersigned of Insight Common Stock, if any, purchased from Insight immediately following the Effective Time pursuant to the Subscription Agreement.

and provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Insight Common Stock or in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Insight Common Stock settled in Insight Common Stock that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Insight prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Insight. In furtherance of the foregoing, the undersigned agrees that Insight and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Insight may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Insight Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason or the Closing does not occur by July 31, 2025, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Insight and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.

3

Exhibit 10.6

Any and all remedies herein expressly conferred upon Insight or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Insight or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Insight and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Insight and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Insight or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Insight or the Company with respect thereto.

In the event that any holder of Insight’ securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Insight to sell or otherwise transfer or dispose of shares of Insight Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Insight Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Insight to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Insight Common Stock in an aggregate amount in excess of 1% of the number of shares of Insight Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Insight will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or book entry notations representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Insight, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

4

Exhibit C

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed By Ikena Oncology, Inc.:

By:
Name:	Mark Manfredi, Ph.D.
Title:	President and Chief Executive Officer

Accepted and Agreed by Inmagene Biopharmaceuticals

By:
Name:	Jonathan Wang
Title:	Chief Executive Officer

[Signature Page to Lock-up Agreement]

Exhibit 10.7

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is made and entered into as of December 23, 2024 (the “Effective Date”) by and among Ikena Oncology, Inc., a Delaware corporation (the “Company”), and the purchasers listed on the signature pages hereto (each a “Purchaser” and together the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in SECTION 9 hereof.

RECITALS

WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D promulgated by the United States Securities and Exchange Commission (the “Commission”) under the 1933 Act;

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire, severally and not jointly, to purchase from the Company, up to $75,000,000 of shares of Common Stock, par value $0.001 (the “Common Stock”) at a purchase price equal to the Purchase Price (defined below), each in accordance with the terms and provisions of this Agreement; and

WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Insight Merger Sub I, Insight Merger Sub II, and Inmagene Biopharmaceuticals (“Inmagene”), dated as of the date hereof (the “Merger Agreement”), pursuant to which Insight Merger Sub I will merge with and into Inmagene, with Inmagene surviving and becoming a wholly owned subsidiary of the Company and immediately following such merger, Inmagene will merger with and into Insight Merger Sub II, with Insight Merger Sub II surviving and becoming a wholly owned subsidiary of the Company (the “Merger”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Authorization of Shares. The Company has authorized the sale and issuance of shares of Common Stock on the terms and subject to the conditions set forth in this Agreement. The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the “Shares.”

SECTION 2. Sale and Purchase of the Shares.

2.01 Closing. Upon the terms and subject to the conditions herein contained, the Company agrees to sell to each Purchaser, and each Purchaser agrees to purchase from the Company, at a closing (the “Closing” and the date of the Closing, the “Closing Date”) to occur immediately following the Second Effective Time (as such term is defined in the Merger Agreement), that number of Shares set forth opposite such Purchaser’s name on the Schedule of Purchasers under the heading “Closing Shares” for the purchase price to be paid by each Purchaser set forth opposite such Purchaser’s name on the Schedule of Purchasers.

Exhibit 10.7

2.02 Payment of Purchase Price; Delivery of Shares. Upon not less than three (3) Business Days’ written notice from (or on behalf of) the Company to each Purchaser (the “Closing Notice”) of the anticipated Closing Date and wire instructions for delivery of such Purchaser’s applicable purchase price set forth opposite such Purchaser’s name on the Schedule of Purchasers, at or prior to the Closing, each Purchaser will pay the applicable purchase price set forth opposite such Purchaser’s name on the Schedule of Purchasers by wire transfer of immediately available funds in accordance with such wire instructions provided by (or on behalf of) the Company in the Closing Notice. If the Closing does not occur within three (3) Business Days after the expected Closing Date, unless otherwise agreed by the Company and such Purchaser, the Company shall promptly (but no later than one (1) Business Day thereafter) return to each Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser all funds previously paid by such Purchaser to the Company in respect of the purchase price for Shares to be purchased hereunder (if any). On the Closing Date, the Company will (a) cause its transfer agent to issue the Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 7) and the Company shall provide evidence of such issuance from the Company’s transfer agent on or as soon as reasonably practicable following the Closing Date to each Purchaser.

SECTION 3. Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company and Leerink Partners LLC (the “Placement Agent”) that the statements contained in this SECTION 3 are true and correct as of the Effective Date, and will be true and correct as of the Closing Date:

3.01 Organization and Existence. The Purchaser is a duly incorporated or organized and validly existing corporation, limited partnership, limited liability company or other legal entity, has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by this Agreement and to carry out its obligations hereunder and thereunder, and to invest in the Shares pursuant to this Agreement, and is in good standing under the laws of the jurisdiction of its incorporation or organization.

3.02 Validity. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of such Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.03 Brokers. There is no broker, investment banker, financial advisor, finder or other Person which has been retained by or is authorized to act on behalf of the Purchaser who might be entitled to any fee or commission for which the Company or any of its subsidiaries (including Inmagene following the Effective Time) will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

2

Exhibit 10.7

3.04 Investment Representations and Warranties. The Purchaser understands and agrees that the offering and sale of the Shares has not been registered under the 1933 Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

3.05 Acquisition for Own Account; No Control Intent. The Purchaser is acquiring the Shares for its own account for investment and not with a view towards distribution in a manner which would violate the 1933 Act or any applicable state or other securities laws. The Purchaser is not party to any agreement providing for or contemplating the distribution of any of the Shares. The Purchaser has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

3.06 No General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement. The purchase of the Shares has not been solicited by or through anyone other than the Company or, on the Company’s behalf, the Placement Agent.

3.07 Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement and is capable of evaluating the merits and risks of the investment in the Shares. The Purchaser is able to bear the economic risk of an investment in the Shares and is able to sustain a loss of all of its investment in the Shares without economic hardship, if such a loss should occur. Purchaser has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

3.08 Accredited Investor. The Purchaser is an “accredited investor” as that term is defined in Rule 501(a) under the 1933 Act.

3.09 Access to Information. The Purchaser has been given access to Company documents, records, and other information, and has had adequate opportunity to ask questions of, and receive answers from, the Company’s officers, employees, agents, accountants and representatives concerning the Company’s business, operations, financial condition, assets, liabilities and all other matters relevant to its investment in the Shares. The Purchaser is relying exclusively on its own investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of this Agreement, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. The Purchaser further acknowledges that there have not been and such Purchaser hereby agrees that it is not relying on and has not relied on, any statements, representations, warranties, covenants or agreements made to such Purchaser by or on behalf of the Company, Inmagene, the Placement Agent, or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations,

3

Exhibit 10.7

warranties and covenants of the Company expressly set forth in this Agreement. The Purchaser hereby acknowledges and agrees that (a) the Placement Agent is acting solely as the agent of the Company in this placement of the Shares and is not acting as underwriter or in any other capacity and is not and shall not be construed as fiduciary for the Purchaser, the Company, Inmagene or any other person or entity in connection with this placement of the Shares, and (b) the Placement Agent will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated by this Agreement or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Inmagene or the transactions contemplated by this Agreement. No disclosure or offering document has been prepared by the Placement Agent or any its affiliates in connection with the offer and sale of the Shares. The Purchaser understands that an investment in the Shares bears significant risk and represents that it has had the opportunity to review the SEC Reports (as defined below), which serve to qualify certain of the Company representations set forth below.

3.10 Restricted Securities. The Purchaser understands that the Shares will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a private placement under Section 4(a)(2) of the 1933 Act and that under such laws and applicable regulations such Shares may be resold without registration under the 1933 Act only in certain limited circumstances.

3.11 Short Sales. Between the time the Purchaser learned about the offering contemplated by this Agreement and the public announcement of the offering, the Purchaser has not engaged in any short sales (as defined in Rule 200 of Regulation SHO under the 1934 Act (“Short Sales”)) or similar transactions with respect to the Common Stock or any securities exchangeable or convertible for Common Stock, nor has the Purchaser, directly or indirectly, caused any Person to engage in any Short Sales or similar transactions with respect to the Common Stock.

3.12 Tax Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Shares set forth opposite such Purchaser’s name on the Schedule of Purchasers, where applicable, and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences or the advice of such tax advisors and not on any statements or representations of the Company or any of its agents and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement.

SECTION 4. Representations and Warranties by the Company. Assuming the accuracy of the representations and warranties of the Purchasers set forth in SECTION 3 and except as set forth in the reports, schedules, forms, statements and other documents filed or furnished by the Company with or to the Commission pursuant to the 1934 Act since January 1, 2023 (collectively, the “SEC Reports”), which disclosures serve to qualify these representations and warranties in their entirety, the Company represents and warrants to the Purchasers and the Placement Agent that the statements contained in this SECTION 4 are true and correct as of the Effective Date, and will be true and correct as of the Closing Date:

4

Exhibit 10.7

4.01 SEC Reports. Since January 1, 2023, the Company has timely filed all of the reports, schedules, forms, statements and other documents required to be filed by the Company with the Commission pursuant to the reporting requirements of the 1934 Act. The SEC Reports, at the time they were filed with the Commission, (a) complied as to form in all material respects with the applicable requirements of the 1934 Act and the 1934 Act Regulations and (b) did not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Reports. To the Company’s knowledge, none of the SEC Reports are the subject of an ongoing SEC review.

4.02 Independent Accountants. The accountants who certified the audited consolidated financial statements of the Company included in the SEC Reports are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations, and the Public Company Accounting Oversight Board.

4.03 Financial Statements. The consolidated financial statements included or incorporated by reference in the SEC Reports, together with the related notes, comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, and present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of and at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; and said financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, except in the case of unaudited, interim financial statements, subject to normal year-end audit adjustments and the exclusion of certain footnotes. Except as set forth in the financial statements filed prior to the date of this Agreement, pursuant to that certain Loan and Security Agreement, dated as of the Effective Date, by and between the Company and Inmagene (the “Loan Agreement”), as set forth in the Registration Statement (as defined in the Merger Agreement) and as contemplated by the other Contemplated Transactions (as defined in the Merger Agreement), the Company has not incurred any liabilities, contingent or otherwise, except (i) those incurred in the ordinary course of business, consistent with past practices since the date of such financial statements or (ii) liabilities not required under GAAP to be reflected in the financial statements, in either case, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect (as defined below).

4.04 No Material Adverse Change in Business. Except as otherwise stated or disclosed in the SEC Reports, since September 30, 2024, (a) there has been no Material Adverse Effect, other than any such change arising from steps taken by the Company after September 30, 2024 to terminate personnel, to amend or terminate contracts, and to discontinue or wind-down certain business activities or as otherwise contemplated by the Contemplated Transactions, (b) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business and except as contemplated in this Agreement, the Merger

5

Exhibit 10.7

Agreement, the Loan Agreement and by the other Contemplated Transactions, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (c) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock, except as contemplated by the Insight CVR Agreement (as defined in the Merger Agreement) and the Company CVR Agreement (as defined in the Merger Agreement).

4.05 Good Standing of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as disclosed in the SEC Reports and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

4.06 Good Standing of Subsidiaries. Each subsidiary of the Company has been duly incorporated or organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the SEC Reports and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding capital stock or share capital of each subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity. None of the outstanding shares of capital stock of any subsidiary were issued in violation of the preemptive or similar rights of any securityholder of such subsidiary. For the avoidance of doubt, for purposes of this SECTION 4, the term “subsidiary” and “subsidiaries” shall only include Inmagene from and after the Effective Time.

4.07 Capitalization. As of the date hereof, the Company has an authorized capitalization as set forth in the SEC Reports. The outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company which have not been waived. Except as set forth in this Agreement, the SEC Reports or the Merger Agreement, the Company is presently not under any obligation, and has not granted any rights, to register under the 1933 Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued that have not expired or been satisfied or waived.

4.08 Validity; Valid Issuance. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws

6

Exhibit 10.7

relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Shares are, subject to obtaining the Required Insight Stockholder Vote (as defined in the Merger Agreement), duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities laws or such restrictions as the Purchaser has agreed to in writing with the Company, will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation or bylaws or the Delaware General Corporation Law, and the holder of the Shares shall be entitled to all rights accorded to a holder of Common Stock as set forth in the Company’s certificate of incorporation and bylaws.

4.09 Absence of Violations, Defaults and Conflicts. Subject to obtaining the Required Insight Stockholder Vote, neither the Company nor any of its subsidiaries is (a) in violation of its certificate of incorporation, bylaws or similar organizational document, except, for such violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (b) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (c) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution, delivery and, subject to obtaining the Required Insight Stockholder Vote, the performance of this Agreement, the Registration Rights Agreement and the consummation of the transactions contemplated herein (including the issuance and sale of the Shares) and compliance by the Company with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of (i) the provisions of the certificate of incorporation, bylaws or similar organizational document of the Company or any of its subsidiaries or (ii) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity, except in the case of clause (ii) for such violations as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

7

Exhibit 10.7

4.10 Absence of Proceedings. There is no action, suit, proceeding, inquiry or, to the knowledge of the Company, investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened in writing, against or affecting the Company or any of its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the Merger Agreement or the performance by the Company of its obligations hereunder and thereunder.

4.11 Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance, or sale of the Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required by the rules and regulations of Nasdaq, state securities laws or the China Securities Regulatory Commission (if applicable).

4.12 Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

4.13 Title to Property. Except as disclosed in the SEC Reports, the Company and its subsidiaries do not own any real property. The Company and its subsidiaries have title to all tangible personal property owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the SEC Reports, or (b) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the SEC Reports, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease. The foregoing is subject to the sublease, termination or expiration of any real property leases of the Company in accordance with their terms or by the Company.

8

Exhibit 10.7

4.14 Intellectual Property. The Company and its subsidiaries own or possess the right to use all patents, patent applications, inventions, licenses, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information or procedures), trademarks, service marks, trade names, domain names, copyrights, and other intellectual property, and registrations and applications for registration of any of the foregoing (collectively, “Intellectual Property”) necessary to conduct their business as presently conducted and currently contemplated to be conducted in the future as described in the SEC Reports and the Registration Statement and, to the knowledge of the Company, neither the Company nor any of its subsidiaries, whether through their respective products and services or the conduct of their respective businesses, has infringed, misappropriated, conflicted with or otherwise violated, or is currently infringing, misappropriating, conflicting with or otherwise violating, and none of the Company or its subsidiaries have received any heretofore unresolved communication or notice of infringement of, misappropriation of, conflict with or violation of, any Intellectual Property of any other Person, other than as described in the SEC Reports or the Registration Statement or as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any communication or notice (in each case that has not been resolved) alleging that by conducting their business as described in the SEC Reports or the Registration Statement, such parties would infringe, misappropriate, conflict with, or violate, any of the Intellectual Property of any other Person. The Company knows of no infringement, misappropriation or violation by others of Intellectual Property owned by or licensed to the Company or its subsidiaries which would reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiaries have taken all reasonable steps necessary to secure their interests in such Intellectual Property from their employees and contractors and to protect the confidentiality of all of their confidential information and trade secrets. To the knowledge of the Company, none of the Intellectual Property employed by the Company or its subsidiaries has been obtained or is being used by the Company or its subsidiaries in violation of any contractual obligation binding on the Company or any of its subsidiaries or, to the knowledge of the Company, any of their respective officers, directors or employees, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Intellectual Property owned or exclusively licensed by the Company or its subsidiaries is free and clear of all liens, encumbrances, defects or other restrictions (other than non-exclusive licenses granted in the ordinary course of business), except those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries are not subject to any judgment, order, writ, injunction or decree of any court or any Governmental Entity, nor has the Company or any of its subsidiaries entered into or become a party to any agreement made in settlement of any pending or threatened litigation, which materially restricts or impairs their use of any Intellectual Property.

4.15 Absence of Litigation. As of the date hereof, there is no action, suit, proceeding, arbitration, claim, investigation, charge, complaint or inquiry pending or, to the Company’s knowledge, threatened in writing against the Company or any of its subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company or any of its subsidiaries that have had or would reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any subsidiary, nor to the knowledge of the Company, any director or officer of the Company or any subsidiary, is, or within the last ten (10) years has

9

Exhibit 10.7

been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or such subsidiary or a claim of breach of fiduciary duty relating to the Company or such subsidiary.

4.16 Accounting Controls and Disclosure Controls. The Company has established and maintains disclosure controls and procedures (as defined under Rule 13a-15 and 15d-15 under the 1934 Act Regulations) which are (a) reasonably designed to ensure that material information relating to the Company, including its subsidiaries, is made known to the Company’s principal executive officer and principal financial officer by others within those entities and (b) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter. Since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

4.17 Compliance with the Sarbanes-Oxley Act. The Company is in compliance in all material respects with all provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof that are in effect and with which the Company is required to comply.

4.18 Payment of Taxes. All United States federal income tax returns of the Company and its subsidiaries required by law to be filed have been filed and all material amounts of income taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. No assessment in connection with United States federal tax returns has been made against the Company. The Company and its subsidiaries have filed all other tax returns that are required to have been filed by them through the date hereof or have timely requested extensions thereof pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not reasonably be expected to result in a Material Adverse Effect and has paid all taxes due pursuant to such returns or all taxes due and payable pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company or its subsidiaries and except where the failure to pay such taxes would not reasonably be expected to result in a Material Adverse Effect. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not reasonably be expected to result in a Material Adverse Effect.

4.19 Investment Company Act. The Company is not required, and upon the issuance and sale of the Shares will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

4.20 Regulatory Matters. Except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (a) neither the Company nor any of its subsidiaries has received any FDA Form 483, notice of adverse finding, warning letter or other

10

Exhibit 10.7

correspondence or notice from the U.S. Food and Drug Administration (“FDA”) or any other Governmental Entity alleging or asserting noncompliance with any Applicable Laws (as defined in clause (b) below); (b) the Company and each of its subsidiaries is and since January 1, 2023 has been in compliance with statutes, laws, ordinances, rules and regulations, as applicable, related to the ownership, testing, development, manufacture, packaging, processing, use, distribution, labeling, storage, import, export or disposal of any product manufactured or distributed by the Company, including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., similar laws of other Governmental Entities and the regulations promulgated pursuant to such laws (collectively, “Applicable Laws”); (c) neither the Company nor any of its subsidiaries has received written notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Laws or has any actual knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (d) neither the Company nor any of its subsidiaries has received written notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Governmental Licenses necessary to carry on the Company’s business as now conducted; and (e) the Company and each of its subsidiaries has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws and that, to the Company’s knowledge, all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission). Neither the Company, any subsidiary nor, to the Company’s knowledge, any of their respective directors, officers or employees has been the subject of an FDA debarment proceeding. Neither the Company nor any subsidiary has been or is now subject to FDA’s Application Integrity Policy. To the Company’s knowledge, neither the Company, any subsidiary nor any of its directors, officers or employees, has made, or caused the making of, any false statements on, or material omissions from, any other records or documentation prepared or maintained to comply with the requirements of the FDA or any other Governmental Entity. Neither the Company, any subsidiary nor, to the Company’s knowledge, any of their respective directors, officers or employees, have with respect to each of the following statutes, or regulations promulgated thereto, as applicable: (i) knowingly and willfully engaged in activities which are prohibited, cause for civil penalties, or constitute the basis for mandatory or permissive exclusion from any Federal Health Care Program under 42 U.S.C. §§ 1320a-7b; (ii) knowingly and willfully engaged in any activities that would implicate the Federal False Claims Act, 31 U.S.C. § 3729.

4.21 Research, Studies and Tests. The research, nonclinical and clinical studies and tests conducted by or, to the knowledge of the Company, on behalf of the Company and its subsidiaries have been and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to all Applicable Laws; the descriptions of the results of such research, nonclinical and clinical studies and tests contained in the SEC Reports are accurate and complete in all material respects and fairly present in all material respects the data derived from such research, nonclinical and clinical studies, and tests; the Company is not aware of any research, nonclinical or clinical studies or tests, the results of which the Company believes reasonably call into question the research, nonclinical or clinical study or test results described or referred to in the SEC Reports when viewed in the context in which such results are described; and neither the Company nor, to the knowledge of the Company,

11

Exhibit 10.7

any of its subsidiaries has received any written notices or written correspondence from any Governmental Entity that will require the termination, suspension or material modification of any research, nonclinical or clinical study or test conducted by or on behalf of the Company or its subsidiaries, as applicable.

4.22 Private Placement. Neither the Company nor its subsidiaries, nor any Person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration under the 1933 Act of the Shares being sold pursuant to this Agreement. Assuming the accuracy of the representations and warranties of the Purchasers contained in SECTION 3 hereof, the issuance of the Shares is exempt from registration under the 1933 Act.

4.23 Brokers and Finders. Except the Placement Agent, no broker, finder, commission agent, placement agent or arranger has been engaged in connection with the sale of the Shares.

4.24 Reliance by Purchasers and Placement Agent. The Company acknowledges that the Placement Agent and each Purchaser will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth in this Agreement.

4.25 No Disqualification Events. Neither the Company nor any of its (i) predecessors, (ii) affiliates, (iii) directors, (iv) executive officers, (v) beneficial owners of 20% or more of its outstanding voting equity securities (calculated on the basis of voting power), (vi) promoters or (vii) investment managers (including any of such investment managers’ directors, executive officers or officers participating in the placement contemplated by this Agreement) or general partners or managing members of such investment managers (including any of such general partners’ or managing members’ directors, executive officers or officers participating in the placement contemplated by this Agreement) (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to the disqualification provisions of Rule 506(d)(1)(i-viii) of Regulation D under the Securities Act (a “Disqualification Event”). The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosure provided thereunder.

4.26 Other Covered Persons. Other than the Placement Agent(s), the Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

4.27 Employee Benefits. Except as would not be reasonably likely to result in a Material Adverse Effect, each employee benefit plan (as defined in Section 3(3) of U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all other employee benefit programs or arrangements, including, without limitation, any such programs or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company or any of its subsidiaries

12

Exhibit 10.7

is obligated to contribute for employees or former employees of the Company and its subsidiaries, have has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the U.S. Internal Revenue Code of 1986, as amended, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company and its subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company or its subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

4.28 Nasdaq Stock Market. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the 1934 Act and are listed for trading on Nasdaq. Except as set forth in the SEC Reports, the Company is in compliance with all listing requirements of Nasdaq applicable to the Company except where such failure to be in compliance would not reasonably be expected to have a Material Adverse Effect. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission, respectively, to prohibit or terminate the listing of the Common Stock on the Nasdaq or to deregister the Common Stock under the 1934 Act. The Company has taken no action that is designed to terminate the registration of the Common Stock under the 1934 Act.

4.29 No Additional Agreements. There are no agreements or understandings between the Company, on one hand, and any Purchaser (in their capacity as such), on the other hand, with respect to the transactions contemplated by this Agreement.

4.30 Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company, its subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees (in each case, in their respective capacities as such), are and, in the past five (5) years, have been in compliance with: (a) applicable anti-bribery laws, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law, rule or regulation of similar purposes and scope, (b) applicable anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws or regulations regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act and the Bank Secrecy Act, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (c) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

4.31 Cybersecurity. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software,

13

Exhibit 10.7

websites, applications, and databases owned by the Company and its subsidiaries (collectively, “IT Systems”) are reasonably adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted and, to the Company’s knowledge, are free and clear of all material Trojan horses, time bombs, malware and other malicious code. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, the Company and its subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls designed to maintain and protect the confidentiality, integrity, availability, privacy and security of all confidential data used or maintained in connection with their respective businesses, in the possession or control of the Company or its subsidiaries (“Confidential Data”), and Personal Data (as defined below), and the integrity, availability, redundancy and security of all IT Systems. “Personal Data” means the following data used in connection with the Company’s and its subsidiaries’ businesses and in their possession or control: (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or other tax identification number, driver’s license number, passport number, credit card number or bank information; (b) any information that would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (c) any information that would qualify as “personal data,” “personal information” (or similar term) under applicable laws governing the processing of Personal Data, data privacy, data or cyber security, breach notification or data localization and all legally binding regulatory guidelines issued by Governmental Entities, each as applicable to the Company and its subsidiaries processing of Personal Data (“Privacy Laws”). To the Company’s knowledge, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, during the past three (3) years, there have been no breaches or unauthorized uses of or accesses to the Company’s IT Systems, Confidential Data, or Personal Data that would require notification to an impacted natural person or Governmental Entity under governing Privacy Laws.

4.32 Compliance with Privacy Laws. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, the Company and its subsidiaries are, and at all prior times during the past three (3) years were, in material compliance with all governing Privacy Laws. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, the Company and its subsidiaries have in place, comply with, and take all commercially reasonable steps designed to comply in all material respects with their written and publicly communicated applicable policies and procedures governing data privacy and security, and the processing of Personal Data and Confidential Data (the “Privacy Statements”).

4.33 Transactions with Affiliates and Employees. No relationship, direct or indirect, exists between or among the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company, on the other hand, which is required to be described in the SEC Reports or the Registration Statement that is not so described or will not be so described in accordance with the 1934 Act or the 1933 Act (as applicable).

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Exhibit 10.7

SECTION 5. Covenants.

5.01 Further Assurances. At or prior to the Closing, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof.

5.02 Disclosure of Transactions and Other Material Information. The Company shall, on or before 9:00 a.m., New York City time, on the Business Day immediately following the Effective Date (the “Disclosure Deadline”), issue one or more press releases (the “Press Release”) and/or file with the Commission a Current Report on Form 8-K (collectively with the Press Release, the “Disclosure Document”), which Current Report on Form 8-K shall include as exhibits this Agreement, the Merger Agreement, the company presentation dated November 2024 provided to the Purchasers in connection with the offering, and the Press Release, disclosing any material nonpublic information within the meaning of the federal securities laws that the Company, Inmagene or their respective officers, directors, employees, agents or any other Person, including the Placement Agent, acting at their direction or on their behalf has provided to the Purchasers in connection with the transactions contemplated by this Agreement or the Merger Agreement prior to the filing of the Disclosure Document (which includes, for the avoidance of doubt, the material terms of the transactions contemplated hereby, the material terms of the Merger Agreement and the transactions contemplated thereby and any other material non-public information made available in the data room). The Company represents and warrants that, from and after the issuance of the Disclosure Document, no Purchaser shall be in possession of any material nonpublic information received from the Company, Inmagene or their respective officers, directors, employees, agents, or any other Person, including the Placement Agent, acting at their direction or on their behalf. Subject to the foregoing, and other than the Registration Statement, the SEC Reports, any other filings required under the 1934 Act and any press releases issued in connection with the transactions contemplated hereby or by the Merger Agreement, neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby. Notwithstanding the foregoing, and unless otherwise agreed to in writing by the Company and the Purchasers, the Company shall not publicly disclose the name of any Purchaser or an Affiliate of any Purchaser, or include the name of any Purchaser or an Affiliate of any Purchaser in any press release or any filing with the Commission or any regulatory agency or Nasdaq, without the prior written consent of such Purchaser (not to be unreasonably withheld, conditioned or delayed), except to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of Nasdaq, provided that the Company shall use commercially reasonable efforts to provide the Purchaser with prior written notice of and a reasonable opportunity to review such legally required disclosure.

5.03 Expenses. The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.

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Exhibit 10.7

5.04 Listing. The Company shall use its best efforts to take all steps necessary to maintain the listing of its Common Stock on Nasdaq and, in accordance therewith, will use its best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of Nasdaq, and to obtain approval of the listing of the Shares.

5.05 Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchasers.

5.06 No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend or modify any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Purchasers would reasonably expect to receive pursuant to this Agreement without the consent of the Requisite Purchasers (as defined below), it being agreed that any amendment or modification to the definitions of “Aggregate Valuation” and “Post-Closing Insight Shares” shall be deemed materially adverse to the Purchasers.

5.07 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Purchasers under this Agreement or the Registration Rights Agreement.

5.08 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Purchaser and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented out-of-pocket attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under this Agreement, and will reimburse any such Indemnified Person for all such amounts solely to the extent such amounts have been finally judicially determined not to have resulted from such Indemnified Person’s breach of its representations, warranties or covenants under this Agreement (if applicable) or any violations by the Purchaser of state or federal securities laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct, bad faith or malfeasance.

(b) Any Indemnified Person entitled to indemnification hereunder shall (i) give prompt written notice to the Company of any claim with respect to which it seeks indemnification and (ii) permit the Company to assume the defense of such claim with counsel reasonably satisfactory to the Indemnified Person; provided that any Indemnified

16

Exhibit 10.7

Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (a) the Company has agreed in writing to pay such fees or expenses, (b) the Company shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Indemnified Person or (c) in the reasonable judgment of such Indemnified Person, based upon written advice of its outside legal counsel, a conflict of interest exists between such Indemnified Person and the Company with respect to such claims (in which case, if such Indemnified Person notifies the Company in writing that such Indemnified Person elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defense of such claim on behalf of such Indemnified Person); and provided, further, that the failure of any Indemnified Person to give written notice as provided herein shall not relieve the Company of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the Company in the defense of any such claim or litigation. It is understood that the Company shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such Indemnified Persons. The Company will not, except with the consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Person in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the Indemnified Person. The Company shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 6. Conditions of Closing.

6.01 Conditions of the Purchasers’ Obligations at the Closing. The obligations of the Purchasers under SECTION 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Purchasers in their absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement that are not qualified by materiality or similar qualification shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Company contained in this Agreement that are qualified by materiality or similar qualification shall be true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

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Exhibit 10.7

(b) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) No Injunction. The purchase of and payment for the Shares by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying that the conditions specified in Sections 6.01(a), 6.01(b), 6.01(c), 6.01(g), 6.01(j) and 6.01(m) of this Agreement have been fulfilled.

(e) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying (i) the certificate of incorporation, as amended, of the Company; (ii) the bylaws of the Company; and (iii) resolutions of the board of directors of the Company (or an authorized committee thereof) approving this Agreement and the transactions contemplated by this Agreement.

(f) Opinion of Company Counsel. The Purchasers shall have received from Goodwin Procter LLP, counsel for the Company, an opinion, dated as of the Closing, in customary form and substance to be reasonably agreed upon with the Purchasers and addressing such legal matters as the Purchasers and the Company reasonably agree.

(g) Listing Requirements. The Common Stock (i) shall be listed on Nasdaq and (ii) shall not have been suspended (other than one or more temporary suspensions for a duration of less than one full trading day to allow for the dissemination of material news or for similar reasons), as of the Closing Date, by the Commission or Nasdaq from trading thereon nor shall suspension by the Commission or Nasdaq have been threatened, as of the Closing Date, either (A) in writing by the Commission or Nasdaq or (B) by falling below the minimum listing maintenance requirements of the Nasdaq, unless, in the case of any such threatened suspension by the Commission or Nasdaq, the consummation of the Merger and the transactions contemplated under the Merger Agreement and this Agreement would reasonably be expected to cause the Company to comply with the minimum listing maintenance requirements of Nasdaq and thereby address any such written suspension threat by the Commission or Nasdaq. The Company shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Shares on Nasdaq and Nasdaq shall have raised no objection to such notice and the transactions contemplated hereby.

(h) Qualification under State Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

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Exhibit 10.7

(i) Closing of Merger. The Merger (as defined in the Merger Agreement) shall have become effective.

(j) Minimum Investment. The Purchasers shall purchase at least $50,000,000.00 in Shares at the Closing; provided, however, that if any Purchaser’s failure, inability or unwillingness to purchase at the Closing the Shares that such Purchaser has agreed pursuant to this Agreement to purchase at the Closing is the reason that this condition is not satisfied at the Closing, such Purchaser may not rely on this condition to excuse such failure, inability or unwillingness.

(k) Registration Rights Agreement. The Company shall have delivered the Registration Rights Agreement in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), executed by the Company, to the Purchasers.

(l) Lock-Up Agreements. The officers and directors of the Company who are continuing in such roles following the Closing Date shall have executed an Insight Lock-Up Agreement (as defined in the Merger Agreement) or Company Lock-Up Agreement (as applicable).

(m) Adverse Changes. Since the date hereof, there shall not have occurred any Material Adverse Effect that is continuing.

6.02 Conditions of the Company’s Obligations. The obligations of the Company under SECTION 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Company in its absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement that are not qualified by materiality or similar qualification shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Purchasers contained in this Agreement that are qualified by materiality or similar qualification shall be true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance. Each Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Qualification under State Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

19

Exhibit 10.7

(d) Closing of Merger. The Merger shall have become effective.

(e) Minimum Investment. The Purchasers shall purchase at least $50,000,000 in Shares at the Closing.

SECTION 7. Transfer Restrictions; Restrictive Legend.

7.01 Transfer Restrictions.

(a) Compliance with Laws and Legends. The Purchasers understand that the Company may, as a condition to the transfer of any of the Shares, require that the request for transfer be accompanied by a certificate and/or an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the 1933 Act, unless such transfer is covered by an effective registration statement or by Rule 144 or Rule 144A under the 1933 Act. It is understood that the certificates or book entries evidencing the Shares may bear substantially the following legend:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS, OR A CERTIFICATE AND/OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

(b) Removal of Legends. The Company shall use commercially reasonable efforts to cause its transfer agent to remove the legend set forth in Section 7.01(a) and cause its transfer agent to, as applicable, issue book entry statements without such legend or any other legend to the holder of the applicable Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at the Depository Trust Company within two (2) trading days, if (i) such Shares have been sold or transferred pursuant to (x) the plan of distribution set forth in an effective registration statement registering the Shares for resale (the “Resale Registration Statement”) (during such time that such Resale Registration Statement is effective and not withdrawn or suspended) or (y) Rule 144, in each case upon delivery by the Purchaser to the Company, the transfer agent, as applicable, and Company counsel of a customary seller’s representation letter and broker’s representation letter confirming the transfer of Shares in the manner described in this clause (i), together with any other documentation reasonably required by the transfer agent and/or the Depository Trust Company (ii) in the absence of any sale of the Shares, (x) once the Resale Registration Statement has become effective, upon delivery by the Purchaser to the Company of such documentation as the Company and its transfer agent shall reasonably request in form and substance satisfactory

20

Exhibit 10.7

to the Company and the transfer agent, including, if so requested, representation letters from the Purchaser and the Purchaser’s broker or (y) following the date that is the one-year anniversary of the Closing Date and if requested by the Purchaser in writing, if such Shares are eligible for sale under Rule 144, without compliance with any of the requirements of such rule, including the current public information requirement and without volume or manner-of-sale restrictions, upon delivery by the Purchaser to the Company, the transfer agent, as applicable, and Company counsel of a customary representation letter from the Purchaser confirming that the requirements set forth in this clause (ii)(y) have been satisfied, together with any other documentation reasonably required by the transfer agent and/or the Depository Trust Company. Any fees (with respect to the transfer agent, Company counsel or otherwise) associated with the issuance of such opinion or the removal of such legend pursuant to the immediately preceding sentence shall be borne by the Company. The Company may not make any notation on its records or give instructions to the transfer agent that enlarge the restrictions on transfer set forth in this Section 7.01(b). Electronic certificates for Shares subject to legend removal hereunder may be transmitted by the transfer agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company as directed by the Purchaser.

(c) Acknowledgement. The Purchaser hereunder acknowledges its primary responsibilities under the 1933 Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the 1933 Act. While the Resale Registration Statement remains effective, the Purchaser hereunder may sell the Shares in accordance with (i) the plan of distribution contained in the Resale Registration Statement and if it does so it will comply therewith and with the related prospectus delivery requirements unless an exemption therefrom is available and (ii) the terms of the Registration Rights Agreement.

SECTION 8. Registration, Transfer and Substitution of Certificates for Shares.

8.01 Stock Register; Ownership of Shares. The Company will keep at its principal office, or will cause its transfer agent to keep, a register in which the Company will provide for the registration of transfers of the Shares. The Company may treat the Person in whose name any of the Shares are registered on such register as the owner thereof and the Company shall not be affected by any notice to the contrary. All references in this Agreement to a “holder” of any Shares shall mean the Person in whose name such Shares are at the time registered on such register.

8.02 Replacement of Certificates. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing any of the Shares (if applicable), and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement and surety bond reasonably satisfactory to the Company or, in the case of any such mutilation, upon surrender of such certificate for cancellation at the office of the Company maintained pursuant to Section 8.01 hereof, the Company at its expense will execute and deliver, in lieu thereof, a new certificate representing such Shares, of like tenor.

21

Exhibit 10.7

SECTION 9. Definitions. Unless the context otherwise requires, the terms defined in this SECTION 9 shall have the meanings specified for all purposes of this Agreement. All accounting terms used in this Agreement, whether or not defined in this SECTION 9, shall be construed in accordance with GAAP and such accounting terms shall be determined on a consolidated basis for the Company and each of its subsidiaries.

“1933 Act Regulations” means the rules and regulations promulgated under the 1933 Act.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1934 Act Regulations” means the rules and regulations promulgated under the 1934 Act.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.

“Business Day” means any day other than Saturday, Sunday, any day which is a federal legal holiday in the United States or other day on which commercial banks in the City of Boston are authorized or required by law to remain closed.

“Material Adverse Effect” means a material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business; provided, however, that a change arising or resulting from the following shall not be taken into account in determining whether there has been a Material Adverse Effect: (a) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement or the Merger Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in GAAP or applicable laws or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its subsidiaries operate, (g) any change in the cash position of the Company and its subsidiaries which results from operations in the ordinary course of business, (h) any change in the stock price or trading volume of the Common Stock (it being understood, however, that any change causing or contributing to any change in stock price or trading volume of the Common Stock may be taken into account in determining whether a Material Adverse Effect has occurred, unless such changes are otherwise excepted from this definition), (i) the sale or winding down of the Insight Legacy Business (as defined in the Merger Agreement) and the Company’s operations, and the sale, license or other disposition of the Insight Legacy Assets (as defined in the Merger Agreement); except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting the Company and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its subsidiaries operate.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Market or such other Nasdaq market on which shares of Common Stock are then listed.

22

Exhibit 10.7

“Person” means any individual, entity or Governmental Entity.

“Purchase Price” means the Aggregate Valuation (as defined in the Merger Agreement) divided by Post-Closing Insight Shares (as defined in the Merger Agreement).

SECTION 10. Miscellaneous.

10.01 Waivers and Amendments. Upon the approval of the Company and the written consent of the Purchasers, the obligations of the Company and the rights of the Purchasers under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely). Neither this Agreement, nor any provision hereof, may be changed, waived, discharged or terminated orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchasers holding, or having the right to purchase at the Closing, a majority of the Shares purchased or to be purchased hereunder (the “Requisite Purchasers”); provided that (a) prior to the Closing Date, the Schedule of Purchasers shall only be amended by the Company as necessary to insert share numbers once the Purchase Price is finally determined pursuant to the Merger Agreement and (b) any modification, amendment or waiver of any of Sections 5.06, 6.01(g), 6.01(i) or 6.01(m) or this Section 10.01 shall require the written consent of each Purchaser.

10.02 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered and received hereunder: (a) when delivered, if delivered personally, (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below, with respect to the Company, and to the addresses or email addresses set forth on the Schedule of Purchasers with respect to the Purchasers.

If to the Company (on or prior to the Closing Date):

Ikena Oncology, Inc.

645 Summer Street, Suite 101

Boston, MA 02210

Attention: Mark Manfredi, Ph.D.

Email: [●]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: John T. Haggerty and Stephanie Richards

Email: jhaggerty@goodwinlaw.com; srichards@goodwinlaw.com

23

Exhibit 10.7

and

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

United States

Attention: Sarah Ashfaq and Amanda J. Gill

Email: sashfaq@goodwinlaw.com; agill@goodwinlaw.com

If to the Company (following the Closing Date):

Inmagene Biopharmaceuticals

12526 High Bluff Drive, Suite 345

San Diego, CA 92130

Attention: Jonathan Wang, Ph.D.

Email: [●]

with a copy (which shall not constitute notice) to:

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121-1117

Attention: J. Patrick Loofbourrow; Asa Henin

Email: loof@cooley.com; ahenin@cooley.com

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 10.02.

10.03 Cumulative Remedies. None of the rights, powers or remedies conferred upon the Purchasers on the one hand or the Company on the other hand shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

10.04 Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of each Purchaser and the successors of the Company, whether so expressed or not. None of the parties hereto may assign its rights or obligations hereof without the prior written consent of the Company, except that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Shares hereunder to any of its Affiliates (provided each such Affiliate agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in SECTION 3 hereof). This Agreement shall not inure to the benefit of or be enforceable by any other Person.

24

Exhibit 10.7

10.05 Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

10.06 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its conflict of law principles. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

10.07 Survival. The representations and warranties of the Company and the Purchasers contained in SECTION 3 and SECTION 4, respectively, and the agreements and covenants set forth in SECTION 5 and SECTION 10 shall survive the Closing in accordance with their respective terms. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

10.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.09 Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and, except as set forth below, this agreement supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, this Agreement shall not supersede any confidentiality or other non-disclosure agreements that may be in place between the Company or any of its subsidiaries and any Purchaser.

10.10 Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

25

Exhibit 10.7

10.11 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

10.12 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Requisite Purchasers, (c) if, on the Closing Date, any of the conditions of Closing set forth in SECTION 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated, or (d) if the Closing has not occurred by the End Date (as defined in and as it may be extended in accordance with the Merger Agreement as in effect on the date hereof); provided, however, that (a) this Section 10.12 and the other provisions of SECTION 10 of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

10.13 No Third-Party Beneficiaries. The Placement Agent shall be the third-party beneficiary of the representations and warranties of the Company in SECTION 4 and the representations and warranties of the Purchaser in SECTION 3. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as set forth in this Section 10.13.

26

Exhibit 10.7

10.14 Exculpation of the Placement Agent. Each party hereto agrees, for the express benefit of the Placement Agent, its affiliates and representatives, that, in connection with this Agreement and the transactions contemplated thereby:

(a) Neither the Placement Agent nor any of its affiliates or any of their representatives (i) shall be liable for any improper payment made in accordance with the information provided by the Company; (ii) make any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or the Registration Rights Agreement (together, the “Transaction Documents”) or in connection with any of the transactions contemplated by this Agreement or any other Transaction Documents, including any offering or marketing materials; or (iii) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by this Agreement or any other Transaction Document or (y) for anything which any of them may do or refrain from doing in connection with this Agreement or any other Transaction Document, except for such party’s own gross negligence, willful misconduct or bad faith.

(b) The Placement Agent, its affiliates and representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company.

10.15 No Liability. Each Purchaser agrees that the Placement Agent shall not be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of it in good faith in connection with the transactions contemplated by this Agreement and the purchase and sale of the Shares hereunder. On behalf of each Purchaser and its affiliates, the Purchaser releases the Placement Agent in respect of any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) or expenses related to the transactions contemplated by this Agreement and the purchase and sale of the Shares hereunder. Each Purchaser agrees not to commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, the transactions contemplated by this Agreement and the purchase and sale of the Shares hereunder. This undertaking is given freely and after obtaining independent legal advice, except for such party’s own gross negligence, willful misconduct or bad faith.

[Signature page follows]

27

Exhibit 10.7

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

IKENA ONCOLOGY, INC.

By:	/s/ Mark Manfredi
Name:	Mark Manfredi, Ph.D.
Title:	Chief Executive Officer

Exhibit 10.7

Schedule I

SCHEDULE OF PURCHASERS

[Intentionally Omitted]

Exhibit 10.7

Exhibit A

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of [●], 2025 by and among Ikena Oncology, Inc., a Delaware corporation (the “Company”), and the several purchasers signatory hereto (each, a “Purchaser” and collectively, the “Purchasers”).

RECITALS

WHEREAS, the Company and the Purchasers are parties to a Subscription Agreement, dated as of December 23, 2024 (the “Purchase Agreement”), pursuant to which the Purchasers have committed to purchase shares of common stock of the Company; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, and pursuant to the terms of the Purchase Agreement, the parties desire to enter into this Agreement in order to grant certain rights to the Purchasers as set forth below.

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

Section 1. Certain Definitions. Unless the context otherwise requires, the following terms, for all purposes of this Agreement, shall have the meanings specified in this Section 1.

“Affiliate” has the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act; provided, however, that for purposes of this Agreement, the Purchasers and their Affiliates, on the one hand, and the Company and its Affiliates, on the other, shall not be deemed to be “Affiliates” of one another.

“Allowed Delay” has the meaning set forth in Section 2.1(b)(ii).

“Board” means the board of directors of the Company.

“Business Day” has the meaning ascribed to such term in the Purchase Agreement.

“Closing Date” has the meaning ascribed to such term in the Purchase Agreement.

“Common Stock” means shares of the common stock, par value $0.001 per share, of the Company.

“Effective Date” means the date that a Registration Statement filed pursuant to Section 2.1(a) is first declared effective by the SEC.

“Effectiveness Deadline” means, with respect to the Resale Registration Statement or New Registration Statement, the forty-fifth (45th) calendar day following the Filing Date for such Resale Registration Statement or New Registration Statement (or, if earlier than such filing date, the Filing Deadline) (or, in the event the SEC reviews and has written comments to the Resale Registration Statement or the New Registration Statement, the ninetieth (90th) calendar day following such Filing Date (or, if earlier than such filing date, the Filing Deadline)); provided, however, that if the Company is notified by the SEC (either orally or in writing, whichever is earlier) that the Resale Registration Statement or the New Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Resale Registration Statement shall be the fifth (5th) Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business; provided, further, that if the SEC is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same amount of days that the SEC remains closed for operations and provided, further, that notwithstanding anything herein to the contrary, if the audited financial statements of any acquired company or other entity or pro forma financial statements that are required by the Securities Act to be included in the Resale Registration Statement or New Registration Statement are unavailable as of the Effectiveness Deadline provided for above, the Effectiveness Deadline shall be delayed until such time as such financial statements are prepared or obtained by the Company, it being understood that such date shall in no event extend beyond the one hundred twentieth (120th) calendar day following the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Filing Date” means the date the applicable Resale Registration Statement or New Registration Statement is first filed with the SEC.

Exhibit 10.7

“Filing Deadline” means, (i) with respect to the Resale Registration Statement, forty-five (45) days following the Closing Date and (ii) with respect to a New Registration Statement, the later of (A) forty-five (45) days following the Closing Date and (B) forty-five (45) days after the Company determines that filing a New Registration Statement is necessary pursuant to Section 2.1(a).

“FINRA” means the Financial Industry Regulatory Authority.

“Form S-1” means a registration statement on Form S-1 under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC.

“Form S-3” means a registration statement on Form S-3 under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Holder” means any Purchaser owning or having the right to acquire Registrable Securities.

“Liquidated Damages” has the meaning set forth in Section 2.1(c).

“National Exchange” means each of the following, together with any successor thereto: the NYSE American, The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market and the Nasdaq Capital Market.

“New Registration Statement” has the meaning set forth in Section 2.1(a).

“Participating Holder” means with respect to any registration, any Holder of Registrable Securities covered by the applicable Registration Statement.

“Person” has the meaning ascribed to such term in the Purchase Agreement.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

“Register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

“Registrable Securities” means the Shares and any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such Shares, provided, that the Holder has completed and delivered to the Company a selling stockholder questionnaire and any other information regarding the Holder and the distribution of the Registrable Securities as the Company may, from time to time, reasonably request for inclusion in a Registration Statement pursuant to applicable law. Notwithstanding the foregoing, Shares or any such Common Stock, as applicable, shall cease to be Registrable Securities for all purposes hereunder upon the earliest to occur of the following: (A) the sale by any Person of such Shares or any such Common Stock, as applicable, pursuant to a registration statement under the Securities Act or under Rule 144 (in which case, only such Shares or any such Common Stock, as applicable, sold shall cease to be Registrable Securities), (B) such Shares or any such Common Stock, as applicable, becoming eligible for sale by the Holder pursuant to Rule 144 without restriction and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (C) such Shares or any shares of Common Stock cease to be outstanding.

“Registration Expenses” has the meaning set forth in Section 2.2.

“Registration Statement” means any registration statement of the Company that covers Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Remainder Registration Statement” has the meaning set forth in Section 2.1.

“Resale Registration Statement” has the meaning set forth in Section 2.1(a).

“Rule 144” means Rule 144 as promulgated by the SEC under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC.

Exhibit 10.7

“Rule 145” means Rule 145 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

“SEC Guidance” means any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

“Shares” means the shares of Common Stock issued pursuant to the Purchase Agreement.

“Transaction Documents” means this Agreement and the Purchase Agreement, all exhibits and schedules thereto and hereto and any other documents or agreement executed in connection with the transactions contemplated hereunder or thereunder.

Section 2. Registration Rights.

2.1. Resale Registration.

(a) Registration Statements. On or prior to the date of the Filing Deadline, the Company shall prepare and file with the SEC a Registration Statement on Form S-1 (or, if Form S-3 is then available to the Company, on Form S-3) for the resale of the Registrable Securities pursuant to an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Resale Registration Statement”). Such Resale Registration Statement shall, subject to the limitations of Form S-1 (or Form S-3, if available), include the aggregate amount of Registrable Securities to be registered therein and shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Resale Registration Statement) the “Plan of Distribution” in substantially the form attached hereto as Annex A. To the extent the staff of the SEC does not permit all of the Registrable Securities to be registered on the Resale Registration Statement filed pursuant to this Section 2.1(a) or for any other reason any Registrable Securities are not then included in a Registration Statement filed under this Agreement, the Company shall (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Resale Registration Statement as required by the SEC and/or (ii) withdraw the Resale Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form S-1 (or Form S-3, if available) or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, the Compliance and Disclosure Interpretation Securities Act Rules No. 612.09. Notwithstanding any other provision of this Agreement and subject to the payment of any liquidated damages that may be required to be paid pursuant to Section 2.1(c), if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the SEC for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will first be reduced by Registrable Securities not acquired pursuant to the Purchase Agreement, and second by Registrable Securities represented by Shares (applied, in the case that some Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Shares held by such Holders, subject to a determination by the SEC that certain Holders must be excluded or must be reduced first based on the number of Shares held by such Holders). In the event the Company amends the Resale Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more Registration Statements on Form S-1 (or Form S-3, if available) or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statement”) and use commercially reasonable efforts to have such Remainder Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than ninety (90) calendar days after the filing of such Remainder Registration Statement (the “Additional Effectiveness Deadline”); provided, however, that if the Company is notified by the SEC (either orally or in writing, whichever is earlier) that the Remainder Registration Statement will not be reviewed or is no longer subject to further review and comments, the Additional Effectiveness Deadline as to such Remainder Registration Statement shall be the fifth (5th) Business Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided further, that if the Additional Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business. In no event shall any Participating Holder be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if the SEC requests that a Participating Holder be identified as a statutory underwriter in the Registration Statement, such Holder will have an opportunity to withdraw from the Registration Statement,.

Exhibit 10.7

(b) Effectiveness.

(i) The Company shall use commercially reasonable efforts to have the Resale Registration Statement or New Registration Statement declared effective as soon as practicable but in no event later than the Effectiveness Deadline (including filing with the SEC a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act), and shall use its commercially reasonable efforts to keep the Resale Registration Statement or New Registration Statement continuously effective under the Securities Act until the earlier of (A) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders or (B) the date that all Registrable Securities covered by such Registration Statement may be sold by non-affiliates without volume or manner-of-sale restrictions pursuant to Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company’s transfer agent (the “Effectiveness Period”); provided that the Company will not be obligated to update the Registration Statement and no sales may be made under the applicable Registration Statement during any Allowed Delay (as defined below) of which the Holders have received notice. The Company shall notify the Purchasers by e-mail as promptly as reasonably practicable after any Registration Statement is declared effective and shall simultaneously provide the Purchasers with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(ii) On no more than two (2) occasions and for not more than a total of thirty (30) consecutive days or a total of not more than ninety (90) days, in each case, in any twelve (12) month period, the Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section 2 in the event that the Company determines, in good faith and upon the advice of legal counsel, that such suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, which the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement to comply with applicable disclosure requirements or (B) amend or supplement the Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (1) notify each Purchaser in writing of the commencement of and the reasons for an Allowed Delay, but shall not (without the prior written consent of a Purchaser) disclose to such Purchaser any material non-public information giving rise to an Allowed Delay, (2) advise the Purchasers in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (3) use commercially reasonable efforts to terminate an Allowed Delay as promptly as reasonably practicable.

(c) If: (i) the Resale Registration Statement is not filed with the SEC on or prior to the Filing Deadline, (ii) the Resale Registration Statement or the New Registration Statement, as applicable, is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the Effectiveness Deadline, (iii) after its Effective Date and other than for an Allowed Delay, (A) such Registration Statement ceases for any reason (including without limitation by reason of a stop order, or the Company’s failure to update the Registration Statement), to remain continuously effective as to all Registrable Securities included in such Registration Statement or (B) the Company suspends the use of the Prospectus contained in the Registration Statement, (iv) an Allowed Delay applicable to a required Registration Statement exceeds the length of the Allowed Delay, (v) the Company fails to satisfy the current public information requirement pursuant to Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as a result of which the Holders who are not affiliates are unable to sell Registrable Securities without restriction under Rule 144 (or any successor thereto) and fails to cure any such failure to satisfy the requirements of Rule 144(c)(1) (or Rule 144(i)(2), if applicable) within 10 Business Days following the date upon which the Holder notifies the Company in writing that such Holder is unable to sell Registrable Securities as a result thereof, or (vi) following the date that is one (1) year following the Closing Date, the Common Stock is not listed on a National Exchange, or trading of the Common Stock is suspended or halted for more than three (3) consecutive Business Days (any such failure or breach in clauses (i) through (vi) above being referred to as an “Event,” and, for purposes of clauses (i), (ii), (iii), (v) or (vi), the date on which such Event occurs, or for purposes of clause (iv) the date on which such Allowed Delay is exceeded, being referred to as an “Event Date”), then in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the earlier of (1) the applicable Event is cured or (2) the Registrable Securities are eligible for resale pursuant to Rule 144 without manner of sale or volume restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as a penalty (“Liquidated Damages”), equal to one percent (1.0%) of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any unregistered Registrable Securities then held by such Holder on the Event Date. The parties agree that (1) notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the Effectiveness Deadline) and in no event shall, the aggregate amount of Liquidated

Exhibit 10.7

Damages payable to a Holder exceed, in the aggregate, five percent (5.0%) of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement and (2) in no event shall the Company be liable in any thirty (30) day period for Liquidated Damages under this Agreement in excess of one percent (1.0%) of the aggregate purchase price paid by the Holders pursuant to the Purchase Agreement. If the Company fails to pay any Liquidated Damages pursuant to this Section 2.1(c) in full within ten (10) Business Days after the date payable, the Company will pay interest thereon at a rate of one percent (1.0%) per month (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such Liquidated Damages are due until such amounts, plus all such interest thereon, are paid in full. The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date. The Company shall not be liable for Liquidated Damages under this Agreement as to any Registrable Securities which are not permitted by the SEC to be included in a Registration Statement due solely to SEC Guidance from the time that it is determined that such Registrable Securities are not permitted to be registered until such time as the provisions of this Agreement as to the Remainder Registration Statements required to be filed hereunder are triggered, in which case the provisions of this Section 2.1(c) shall once again apply, if applicable. In such case, the Liquidated Damages shall be calculated to only apply to the percentage of Registrable Securities which are permitted in accordance with SEC Guidance to be included in such Registration Statement. The Effectiveness Deadline for a Registration Statement shall be extended without default or Liquidated Damages hereunder in the event that the Company’s failure to obtain the effectiveness of such Registration Statement on a timely basis results from the failure of a Purchaser to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which the Effectiveness Deadline would be extended with respect to Registrable Securities held by such Purchaser).

(d) In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on Form S-1 or another appropriate form reasonably acceptable to the Holder and (ii) undertake to register the Registrable Securities on Form S-3 promptly after such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

2.2. Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement shall be paid by the Company, other than any transfer tax or underwriting discounts or commissions deducted from the proceeds in respect of any sale of the Registrable Securities, including (a) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the SEC, FINRA or any other regulatory authority, (b) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws (including fees and disbursements of counsel for the underwriters in connection with “Blue Sky” qualifications of the Registrable Securities), (c) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Free Writing Prospectuses), (d) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance), (e) Securities Act liability insurance or similar insurance if the Company so desires or the underwriters so require in accordance with then-customary underwriting practice, (f) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (g) any reasonable fees and disbursements of underwriters customarily paid by issuers of securities, (h) all fees and expenses of any special experts or other Persons retained by the Company in connection with any registration, and (i) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties). All such expenses are referred to herein as “Registration Expenses.”

2.3. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will:

(a) prepare the required Registration Statement including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Free Writing Prospectus, or any amendments or supplements thereto, (i) provide copies to permit each Participating Holder to review copies of all documents prepared to be filed and a reasonable opportunity to provide comments thereon (it being acknowledged and agreed that if a Participating Holder does not object to or comment on the aforementioned documents, then the Participating Holder shall be deemed to have consented to and approved the use of such documents), provided that, with respect to the filing of the initial Registration Statement, the Company shall provide such Registration Statement for review by the Participating Holders at least five (5) Business Days prior to filing;

(b) if the Registration Statement is subject to review by the SEC, use its commercially reasonable efforts to promptly respond to all comments, diligently pursue resolution of any comments to the satisfaction of the SEC and file all amendments and supplements to such Registration Statement as may be required to respond to comments from the SEC and otherwise to enable such Registration Statement to be declared effective;

(c) file with the SEC a Registration Statement relating to the Registrable Securities including all exhibits and financial statements required by the SEC to be filed therewith, and use commercially reasonable efforts to cause such Registration Statement to become effective under the Securities Act;

Exhibit 10.7

(d) prepare and file with the SEC such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Free Writing Prospectus as may be necessary to keep such registration effective for the period of time required by this Agreement, and comply with provisions of the applicable securities laws with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement;

(e) notify the Participating Holders by facsimile or email as promptly as practicable after notice thereof is received by the Company (i) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Free Writing Prospectus or any amendment or supplement thereto has been filed (provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the SEC’s EDGAR website), (ii) of any written comments by the SEC or any request by the SEC for amendments or supplements to such Registration Statement, Prospectus or Free Writing Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any order by the SEC preventing or suspending the use of any preliminary or final Prospectus or any Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (v) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(f) promptly notify the Participating Holders, at any time prior to the end of the Effectiveness Period, when the Company becomes aware of the happening of any event as a result of which the Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the SEC and furnish without charge to the Participating Holders an amendment or supplement to such Registration Statement, Prospectus or Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;

(g) promptly incorporate in a Prospectus supplement, Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the Participating Holders agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Free Writing Prospectus or post-effective amendment;

(h) furnish to each Participating Holder, if requested by the Participating Holder, without charge, one (1) conformed copy of the applicable Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference) (other than any portion thereof which contains information for which the Company has sought confidential treatment), except if such documents are available on the SEC’s EDGAR website;

(i) deliver to each Participating Holder, if requested by the Participating Holder, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Free Writing Prospectus and any amendment or supplement thereto as such Participating Holder may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Free Writing Prospectus and any amendment or supplement thereto by such Participating Holder in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such Participating Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Participating Holder (other than any portion thereof which contains information for which the Company has sought confidential treatment);

(j) on or prior to the date on which the Registration Statement is declared effective, use its commercially reasonable efforts to register or qualify, and cooperate with the Participating Holders and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of each state and other jurisdiction of the United States as any Participating Holder or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by this Agreement, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

Exhibit 10.7

(k) use its commercially reasonable efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Participating Holders to consummate the disposition of such Registrable Securities;

(l) enter into such customary agreements (including underwriting agreements) and take all such other actions as the Participating Holders reasonably request in order to expedite or facilitate the registration and disposition of such Registrable Securities;

(m) for any Participating Holder that is required under applicable securities laws to be described as an “underwriter” in a Registration Statement, obtain for delivery to such Participating Holder (i) an opinion or opinions from counsel for the Company dated the effective date of the Registration Statement or, in the event of an underwritten offering, the date of the closing under the underwriting agreement, and (ii) in the event of any underwritten offering, a “comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included in, or incorporated by reference into, the Registration Statement, on such date or dates as may be required under the underwriting agreement, in each case in customary form, scope and substance, which opinions and auditor comfort letters shall be reasonably satisfactory to such Participating Holders or underwriters, as the case may be, and their respective counsel;

(n) cooperate with each Participating Holder participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA or any other securities regulatory authority;

(o) use its commercially reasonable efforts to comply with all applicable securities laws and, if any Holders are required under applicable securities laws to be described as an “underwriter” in a Registration Statement, make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

(p) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(q) use commercially reasonable efforts to cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange on which any of the Common Stock is then listed or quoted and on each inter-dealer quotation system on which any of the Common Stock is then quoted;

(r) if any Participating Holders are required under applicable securities laws to be described as an “underwriter” in a Registration Statement, in connection with such Participating Holders’ due diligence requirements, if any, make available, during normal business hours, for inspection and review by the Participating Holders, advisors to and representatives of the Participating Holders (collectively, “Inspectors”) (who may or may not be affiliated with the Participating Holders and who are reasonably acceptable to the Company), all financial and other records, all SEC Reports (as defined in the Purchase Agreement) and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably deemed necessary for the purpose of establishing a due diligence defense to underwriter liability under the Securities Act, and cause the Company’s officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Inspectors in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Inspectors to conduct initial and ongoing due diligence with respect to the Company and the accuracy of such Registration Statement; and

(s) with a view to making available to the Purchasers the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Purchasers to sell shares of Common Stock to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the date as all of the Registrable Securities may be sold without restriction by the Holders thereof pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish to each Purchaser upon request, as long as such Purchaser owns any Registrable Securities, (A) a written statement by the Company that, if true, it has complied with the reporting requirements of the Exchange Act, (B) a copy of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Purchaser of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

All such information made available or provided pursuant to this Section 2.3 shall be treated as confidential information and shall not be disclosed by the Participating Holders or Inspectors to any other Person other than, in the case of a Participating Holder, such Participating Holder’s respective officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors and authorized agents (collectively, the “Holder Representatives”); provided, that, each such Holder Representative shall be informed that such confidential

Exhibit 10.7

information is strictly confidential and shall be subject to confidentiality restrictions in favor of the disclosing Participating Holder with respect to the confidential information disclosed by the Participating Holder to such Holder Representative. Notwithstanding anything to the contrary herein, the foregoing restrictions shall not prevent the disclosure by a Participating Holder of any information (x) that is required to be disclosed by order of a court of competent jurisdiction, administrative body or other Governmental Entity (as defined in the Purchase Agreement), or by subpoena, summons or legal process, or by law, rule or regulation or (y) that is publicly available (other than by a breach of such Participating Holder’s or Inspector’s confidentiality obligations to the Company), provided that, to the extent permitted by applicable law, in the event a Participating Holder or Holder Representative is required to make a disclosure pursuant to clause (x) hereof, it shall provide to the Board prompt notice of such disclosure (other than any such disclosure required by any administrative body or other Governmental Entity in the exercise of its regulatory or other oversight authority with respect to such Participating Holder or Holder Representative). The confidentiality obligations herein shall, with respect to any particular Participating Holder, expire on the second (2nd) anniversary of the date on which such Purchaser ceases to hold any Shares.

2.4. Obligations of the Holders.

(a) Each Holder shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Holder of the information the Company requires from such Holder if such Holder elects to have any of its Registrable Securities included in the Registration Statement. A Holder shall provide such information to the Company at least three (3) Business Days prior to the first anticipated filing date of such Registration Statement if such Holder elects to have any of its Registrable Securities included in the Registration Statement. Each Holder acknowledges and agrees that the information in the selling shareholder questionnaire or request for further information as described in this Section 2.4(a) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement, subject to its right to review the Registration Statement as provided herein. The Company shall not be obligated to file more than one post-effective amendment or supplement in any sixty (60) day period following the date such Registration Statement is declared effective for the purposes of naming Holders as selling security holders who are not named in such Registration Statement at the time of effectiveness.

(b) Each Holder, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement. The Company may require each selling Holder to furnish the Company a certified statement as to (i) the number of shares of Common Stock beneficially owned by such Holder or any Affiliate thereof, (ii) any FINRA affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock and (iv) any other information as may be requested by the SEC, FINRA or any state securities commission.

(c) Each Holder agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2.1(b) or (ii) the happening of an event pursuant to Section 2.3(e) and Section 2.3(f) hereof, such Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Holder is advised by the Company that such dispositions may again be made.

2.5. Indemnification.

(a) Indemnification by the Company. The Company will indemnify and hold harmless each Holder and its officers, directors, members, employees, advisors and agents, successors and assigns, and each other Person, if any, who controls such Holder within the meaning of the Securities Act, against any losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket attorney fees) (or actions in respect thereof), joint or several, to which any of them may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or reasonable and documented out-of-pocket expenses (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading; (ii) any “Blue Sky” application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made; (iv) any violation by the Company or its agents of any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; or (v) any failure to register or qualify the Registrable Securities included in any such Registration Statement in any state where the Company or its agents has

Exhibit 10.7

affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on a Holder’s behalf and will reimburse such indemnified person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and only to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (x) an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Holder or any such controlling person in writing specifically for use in such Registration Statement or Prospectus, (y) the use by a Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that such Prospectus is outdated or defective or (z) a Holder’s (or any other indemnified Person’s) failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required, pursuant to Rule 172 under the Securities Act (or any successor rule) to the Persons asserting any untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such Prospectus or supplement.

(b) Indemnification by the Holders. Each Holder agrees, severally and not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders, agents, successors and assigns and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket attorney fees) (or actions in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary Prospectus or amendment or supplement thereto or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information furnished in writing by or on behalf of such Holder to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of a Holder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that, subject to the preceding sentence, any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation or that would require an admission of guilt.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a Holder be greater in amount than the dollar amount of the net proceeds received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

2.6. Termination of Registration Rights. The registration rights provided to the Holders under Section 2 shall terminate in their entirety upon the earlier to occur of: (a) the date that is three (3) years from the Effective Date; or (b) at such time as there are no Registrable Securities. Notwithstanding the foregoing, Section 2, Section 2.5 and Section 3 shall survive the termination of such registration rights.

Section 3. Miscellaneous.

3.1. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the State of

Exhibit 10.7

Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

3.2. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successor and assigns of the parties hereto (other than the rights of any Holder under Section 2 hereof, which shall not be assignable and shall not inure to the benefit of any successor or assign of a Holder). The Company may not assign its rights or obligations hereunder except with the prior written consent of each Holder. Each Holder may assign their respective rights hereunder (other than the rights of any Holder under Section 2 hereof, which shall not be assignable and shall not inure to the benefit of any successor or assign of a Holder) in the manner and to the Persons permitted under the Purchase Agreement.

3.3. Entire Agreement; Amendment. This Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any previous agreements among the parties relative to the specific subject matter hereof are superseded by this Agreement. Neither this Agreement nor any provision hereof may be amended, changed, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, change, waiver, discharge or termination is sought.

3.4. Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 10.02 of the Purchase Agreement.

3.5. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

3.6. Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

3.7. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

3.8. Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

3.9. Consents. Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

3.10. SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

3.11. Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.

Exhibit 10.7

3.12. Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

3.13. Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Exhibit 10.7

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first written above.

Ikena Oncology, Inc.

By:
Name:	Mark Manfredi, Ph.D.
Title:	Chief Executive Officer

Exhibit 10.7

Annex A

PLAN OF DISTRIBUTION

[Intentionally Omitted]

Exhibit 99.1

Ikena Oncology and Inmagene Biopharmaceuticals Announce Agreement for Merger and Private Placement

Inmagene Biopharmaceuticals is a clinical stage company focused on developing IMG-007, a non-depleting anti-OX40 monoclonal antibody with an extended half-life and a silenced ADCC function

The transaction is expected to result in approximately $175 million to support further development of IMG-007, including $75 million from an oversubscribed Private Placement that will close immediately following the merger

The Financing includes both new investors such as Deep Track Capital, Foresite Capital, RTW Investments, and existing Ikena investors such as BVF Partners L.P., Blue Owl Healthcare Opportunities, Omega Funds, and OrbiMed

The transaction is expected to close in mid-2025

BOSTON, MA and SAN DIEGO, CA, December 23, 2024, – Ikena Oncology, Inc. (Nasdaq: IKNA, “Ikena,”) and Inmagene Biopharmaceuticals (“Inmagene”) announced they have entered into a definitive merger agreement. In connection with the merger, Ikena has entered into subscription agreements for a $75 million private placement (the “Financing”) with a syndicate that includes new investors such as Deep Track Capital, Foresite Capital, RTW Investments and existing Ikena investors, such as BVF Partners L.P., Blue Owl Healthcare Opportunities, Omega Funds, and OrbiMed. The combined company will focus on the development of IMG-007, a monoclonal antibody (mAb) targeting OX40, for the treatment of atopic dermatitis. The combined company plans to operate under the name “ImageneBio, Inc.” (“ImageneBio”) and trade on NASDAQ under the ticker “IMA”.

“In our search for the right partner for Ikena, Inmagene’s IMG-007 differentiated clinical data in atopic dermatitis and potential as a pipeline in a product across the I&I space was a compelling fit,” commented Mark Manfredi, PhD, Chief Executive Officer of Ikena. “We believe IMG-007 has the potential to be extremely impactful for patients with inflammatory diseases , while also building value for our shareholders.”

OX40 is a costimulatory receptor that presents primarily on activated T cells. Anti-OX40 mAbs have demonstrated efficacy in placebo-controlled studies in atopic dermatitis. IMG-007 is a mAb targeting OX40 with potential utility in a wide range of inflammatory indications, including atopic dermatitis, asthma, hidradenitis suppurativa, systemic sclerosis and others. IMG-007 has a longer half-life compared to other OX40-targeting mAbs in Phase 2 and later development, enabling its potential for dose and schedule optimization. In addition, IMG-007 has silenced antibody dependent cellular cytotoxicity (ADCC) function, and is non-T cell depleting, leading to a potentially improved tolerability profile relative to other mAbs in the class. IMG-007’s Phase 2b clinical trial in atopic dermatitis is expected to begin in early 2025.

“We are pleased to work with the Ikena team and multiple worldclass healthcare investors on this reverse merger and PIPE transaction. This is an important step for us to gain powerful resources to maximize the opportunities for IMG-007, a highly differentiated drug candidate with best-in-class potential,” commented Jonathan Wang, PhD, founder, Chairman and Chief Executive Officer of Inmagene. “We are well-positioned to advance IMG-007 development and look forward to executing our development plan in atopic dermatitis and potentially additional indications.”

Exhibit 99.1

About the Proposed Transaction and Combined Company Management

Following the closing of the merger and the Financing, Ikena stockholders are expected to own approximately 34.8% of the combined company. Inmagene equity holders are expected to own approximately 43.5%, and the Financing investors are expected to own approximately 21.7%.

The board of directors of the combined company will be comprised of three directors from the current Inmagene board, two directors from the current Ikena board, a board member representing the investors in the Financing, and a new independent board member. Inmagene and Ikena will mutually decide on future leadership of ImageneBio and a formal search for the chief executive officer of the combined company has been initiated.

The shareholders of the two companies will obtain contingent value rights (CVRs). The Inmagene shareholders will receive CVRs for Inmagene’s non-IMG-007 assets, and the Ikena shareholders will receive CVRs for Ikena’s legacy pipeline assets.

The transaction has been approved by the board of directors of both companies and is expected to close in mid-2025, subject to customary closing conditions, including approval by the shareholders of each company.

In connection with the reverse merger, directors and officers of both companies, certain shareholders of Inmagene and certain shareholders of Ikena have executed support agreements, pursuant to the terms of which they have agreed to vote all of their shares of capital stock in favor of the merger or the issuance of Ikena shares in the merger, as applicable.

About Inmagene Biopharmaceuticals

Inmagene is a global clinical-stage biotechnology company developing novel therapeutics for immunological and inflammatory (I&I) diseases. The company’s highly differentiated clinical-stage pipeline has multiple candidates with best-in-class potential. The lead asset IMG-007, a nondepleting anti-OX40 mAb, recently completed a Phase 2a clinical trial in atopic dermatitis. For more information, please visit www.inmagenebio.com.

About Ikena Oncology

Ikena Oncology® develops differentiated therapies for patients in need that target nodes of cancer growth, spread, and therapeutic resistance. Ikena aims to utilize its depth of institutional knowledge and breadth of tools to efficiently develop the right drug using the right modality for the right patient. To learn more, visit www.ikenaoncology.com.

About IMG-007

IMG-007 is a humanized anti-OX40 IgG1 mAb, with a silenced ADCC function and an extended half-life. The OX40-OX40L axis is important in T cell activation, expansion, and survival, thereby playing an important role in the pathogenesis of a spectrum of I&I diseases. In nonclinical studies, IMG-007 potently blocked the signaling between OX40 and OX40L. IMG-007’s SC formulation has demonstrated a half-life of 34.7 days, which would enable the potential for competitive dose regimens, such as potentially Q24W dosing in the maintenance phase for atopic dermatitis treatment. In a recently completed Phase 2a trial in patients with moderate-to-severe atopic dermatitis, IMG-007 demonstrated marked and durable clinical activity and well-tolerated safety profile.

Exhibit 99.1

Advisors

Leerink Partners is acting as exclusive financial advisor to Ikena for the transaction and as exclusive placement agent for the Financing. Goodwin Procter LLP is serving as legal counsel to Ikena. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as legal counsel to the placement agent. Evercore is acting as an exclusive financial advisor to Inmagene. Cooley LLP is serving as legal counsel to Inmagene.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed merger; Ikena’s cash position at December 31, 2023 and for subsequent periods; the combined company’s listing on Nasdaq after closing of the proposed merger; expectations regarding the ownership structure of the combined company; the anticipated timing of closing; the expected executive officers and directors of the combined company; expectations regarding the structure, timing and completion of the Financing, including investment amounts from investors, timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at closing of the proposed merger and the combined company’s cash runway following the proposed merger and the Financing; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates or platform technologies of the combined company; the executive and board structure of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the potential of Ikena stockholders and Inmagene shareholders to receive net proceeds pursuant to the CVRs; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Ikena, Inmagene or the proposed transactions herein will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ikena’s control. Ikena’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to closing of the proposed merger are not satisfied, including the failure to timely obtain shareholder approval for the merger agreement and the transactions contemplated thereby, if at all; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of Ikena and Inmagene to consummate the proposed merger; (iii) risks related to Ikena’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (v) the risk that as a result of adjustments to the exchange ratio, Ikena stockholders and Inmagene shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Ikena’s common stock relative to the value suggested by the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; (ix) the uncertainties associated with Inmagene’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed merger,

Exhibit 99.1

including with respect to future financial and operating results; (xiv) risks associated with Ikena’s financial close process; (xv) the risk that the Concurrent Financing is not consummated; (xvi) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement and any agreements entered into in connection therewith; and (xvii) the possibility that holders of CVRs may never receive any proceeds therefrom. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Ikena’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC, and in other filings that Ikena makes and will make with the SEC in connection with the proposed merger, including the Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Ikena expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Ikena or Inmagene.

Participants in the Solicitation

This communication relates to the proposed merger transaction involving Ikena and Inmagene and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, Ikena will file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Ikena may file with the SEC and or send to Ikena’s shareholders in connection with the proposed merger transaction. Ikena, Inmagene, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Ikena’s shareholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Ikena is set forth in its proxy statement, which was filed with the SEC on April 26, 2024, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described below. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IKENA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IKENA, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transactions herein or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U. S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Exhibit 99.1

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Ikena with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Ikena with the SEC will also be available free of charge on Ikena’s website at www.ikenaoncology.com, or by contacting Ikena’s Investor Relations at rcohen@ikenaoncology.com.

Inmagene Contact:

Anna Vardanyan

vardanyana@inamgenebio.com

Ikena Contact:

Rebecca Cohen

rcohen@ikenaoncology.com

Exhibit 99.2

Corporate Overview

November 2024

INMAGENE

Corporate Overview November 2024 Exhibit 99.2

Disclaimer This presentation and the accompanying slides (this “Presentation”) which have been prepared by Inmagene Biopharmaceuticals (“Inmagene,” the “Company” or together with its subsidiaries, collectively referred to as the “Group”) are being delivered to a limited number of parties for discussion purposes only, and shall not form the basis for or be relied on in connection with any contract or binding commitment whatsoever. By accepting this Presentation, each recipient agrees (i) to maintain the strict confidentiality of all information that is contained in this Presentation and not already in the public domain and not to photocopy, reproduce or distribute such information in whole or in part to any other persons at any time without the prior written consent of the Group, and (ii) to use this Presentation for information purposes only and not as the basis for any investment decision with respect to the Group, Ikena Oncology, Inc. ("Ikena") or the combined company. This Presentation is being distributed solely to qualified institutional buyers and accredited investors with sufficient knowledge and experience in investment, financial and business matters and the capability to conduct their own due diligence investigation and evaluation. This Presentation has been prepared by the Group based on information and data which the Group considers reliable, but no reliance shall be placed on, and no representation or warranty, express or implied, whatsoever is or will be given by the Group or any of its affiliates, directors, officers, employees or advisers or any other person as to the truth, accuracy, completeness, fairness and reasonableness of the contents of this Presentation. This Presentation may not be all inclusive and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to the Group. The recipient agrees and acknowledges that (i) this Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice, and (ii) the information contained in this Presentation is subject to change, and any such changes may be material. Any liability in respect of the contents of or any omission from this Presentation is expressly excluded. Certain matters discussed in this Presentation may contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Forward-looking statements can be identified by words such as “may,” “will,” “should,” “would,” “could,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “continue,” “seek,” “estimate,” “potential” or the negative of these terms or other similar terms. Forward-looking statements in this Presentation include, but are not limited to, statements about: the Groups expectations with respect to the proposed transaction, the timing thereof, the use of proceeds therefrom and the expected post-closing ownership of the combined company; the Group’s product candidates and the potential benefits thereof and potential new indications; planned and ongoing pre-clinical and clinical studies; and estimated milestones for out-licensed product candidates; Such forward-looking statements reflect the current views of the Group’s management regarding future events; they are not guarantees of future performance. Thes forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially and adversely from results expressed or implied by this Presentation, including, amongst others: the inability to complete the proposed transaction, including due to the inability to concurrently close the merger and the private placement or due to a failure to obtain stockholder approval from Ikena’s stockholders; the outcome of any legal proceedings that may be instituted against Ikena or the Group following announcement of the proposed transaction; costs related to the proposed transaction; the ability of the combined company to obtain sufficient additional capital to advance its clinical programs; the ability of the Group’s clinical trials to demonstrate acceptable safety and efficacy of its product candidates and other positive results; the progress of the Group’s preclinical studies and clinical trials; risks related to clinical development and regulatory approval of the Group's product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; the size of the market opportunities for the Group’s product candidates; changes in applicable laws or regulations; and other risks and uncertainties from time to time described in Ikena’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and the proxy statement/registration statement, once available, relating to the proposed transaction, including those under the “Risk Factors” section therein, and in Ikena’s other filings with the U.S. Securities and Exchange Commission. The Group assumes no obligation to update any forward-looking information contained in this Presentation. Any forward-looking statements and projections made by third parties included in this Presentation are based on publicly available information. While the Group believes that such information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. The Group has not independently verified the information provided by such third-party sources. This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM or © or ® symbols, but the Group will assert, to the fullest extent under applicable law, the rights of the owners to these trademarks, service marks, trade names and copyrights. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom. ANY SECURITIES TO BE OFFERED IN ANY TRANSACTION CONTEMPLATED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE OR FOREIGN SECURITIES LAWS. ANY SECURITIES TO BE OFFERED IN ANY TRANSACTION CONTEMPLATED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY STATE SECURITIES COMMISSION OR OTHER UNITED STATES OR FOREIGN REGULATORY AUTHORITY, AND WILL BE OFFERED AND SOLD SOLELY IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS PROVIDED BY THE SECURITIES ACT AND RULES AND REGULATIONS PROMULGATED THEREUNDER (INCLUDING REGULATION D) OR REGULATION S UNDER THE SECURITIES ACT. Exhibit 99.2

Transaction summary Overview Ikena Oncology, Inc. (Nasdaq: IKNA) to acquire 100% of outstanding equity interests of Inmagene Biopharmaceuticals, structured as a public / private merger Surviving entity name: ImageneBio Inc. Issuer of unregistered common stock in PIPE: Ikena Oncology, Inc. Leerink Partners LLC as placement agent Transaction Summary Planned $50 million PIPE from new and existing investors Estimated $320 million pro forma value of the combined company Inmagene: $150 million Ikena: $120 million PIPE: $50 million CVR to legacy Inmagene shareholders for proceeds from any partnering or disposition deal involving the non-OX40 assets CVR to legacy Ikena shareholders for proceeds from any partnering or disposition deal involving IK-595 assets or any other assets used or owned by Ikena pre-merger Estimated pro forma cash at close: ~$150 million1 Estimated pro forma ownership split: 46.9% Inmagene, 37.5% Ikena, 15.6% PIPE investors Use of Proceeds To fund the combined company into 2027 and support the development of its pipeline through several key inflection points, including phase 2b data in atopic dermatitis, as well as working capital and other general corporate purposes Timing Merger and financing expected to sign in Q4 2024 and close in H1 2025 Estimated pro forma cash at close does not include transaction expenses PIPE: private investment in public equity Exhibit 99.2

Inmagene overview Clinical stage biopharmaceutical company developing potentially differentiated therapies for the treatment of immunology and inflammatory disorders Lead program, IMG-007, is an ADCC-silenced, half-life extended, non-depleting anti-OX40 mAb Inmagene owns exclusive license for global rights1 Initially being developed as a treatment for atopic dermatitis (AD); potential to address other I & I indications Results from Phase 2a AD trial where IMG-007 was administered every other week for 4 weeks: Rapid and marked improvement from baseline in EASI, O-SCORAD and BSA scores as early as week 1 Progressive improvement over 20 weeks after the last dose2 Well-tolerated without pyrexia or chills observed to date3 – potentially due to ADCC silencing Phase 1 PK study demonstrated a half life for SC formulation of IMG-007 that supports potential for Q24W4 dosing for maintenance therapy Seeking strategic partner for IMG-004, an oral, non-covalent, reversible and brain permeable BTK inhibitor with extended half-life and durable pharmacodynamic effect potentially enabling once-daily dosing5 Founded in 2019; headquartered in San Diego, CA, and raised $140 million to date ADCC: antibody-dependent cellular cytotoxicity, AD: atopic dermatitis, BSA: body surface area, BTK: Bruton tyrosine kinase, CSU: chronic spontaneous urticaria, EASI: eczema area and severity index, I&I: Immunology and Inflammation, IV: intravenous, mAb: monoclonal antibody, SC: subcutaneous, SCORAD: SCORing atopic dermatitis; O-SCOARD: Objective SCOARD Licensor: Hutchison MediPharma Limited (Hutchmed) Shen Y et al. Revolutionizing Atopic Dermatitis (RAD) annual conference 2024; Shen Y et al, the European Academy of Dermatology and Venereology (EADV) annual conference 2024 Shen Y et al. American College of Allergy Asthma and Immunology (ACAAI) annual conference 2023, sources under footnote 2, and Inmagene data on file Q24W (every 24 weeks) for maintenance therapy is projected based on data for IMG-007 from the Phase 1 studies in healthy adults and Phase 2a study in adult patients with moderate-to-severe AD (see sources under footnotes 2 & 3) and published data for rocatinlimab (Guttman-Yassky E, et al. Lancet. 2023;401[10372]:204-214) and amlitelimab (Weidinger S et al. EADV annual conference 2023, Weidinger S, et al. American Academy of Dermatology [AAD] annual conference 2024.) Based on data from a phase 1 single and multiple ascending dose study in healthy adults, Shen Y et al. EADV annual conference 2023. Exhibit 99.2

Exhibit 99.2

Inmagene leadership team

Jonathan Wang, PhD, MBA
Founder and CEO

30+ years in biotech entrepreneurship, investment and research

OrbiMed Healthcare Fund Management
Columbia University
Walden International
WI Harper
Stanford University

Yufang Lu, MD, PhD
Chief Medical Officer

20+ years in drug development and medical affairs

Regeneron
Celgene
Celldex therapeutics
gsk
Eisai

Sheila Gujrathi, MD
Chief Strategic Advisor

receptos
gossamerbio
Genentech
Turning Point Therapeutics
Bristol Myers Squibb

Anna Vardanyan, MD, PhD
SVP, Business and Corporate Development

16+ years in business development and R&D

genzyme
sanofi
Turning Point Therapeutics
Bristol Myers Squibb

Erin Butler
VP, Finance & Administration

D.
Armata Pharmaceuticals
Inovio
Apricus

5

CONFIDENTIAL INMAGENE

Inmagene leadership team Chief Medical Officer Yufang Lu, MD, PhD 20+ years in drug development and medical affairs Founder and CEO Jonathan Wang, PhD, MBA 30+ years in biotech entrepreneurship, investment and research Chief Strategic Advisor Sheila Gujrathi, MD 25+ years in drug development, biotech entrepreneurship and general management VP, Finance & Administration Erin Butler 20+ years in finance/accounting; 10+ years in public biotech companies SVP, Business and Corporate Development Anna Vardanyan, MD, PhD 16+ years in business development and R&D Exhibit 99.2

Exhibit 99.2

INMAGENE

IMG-007

Indication(s)	Eligible Population	Current Status
Atopic dermatitis (AD)	~3.0M	Phase 2
Asthma	~1.9M	Expansion Opportunity
Hidradenitis suppurativa (HS)	~0.4M	Expansion Opportunity
Other Indications[2]	~1.0M	Expansion Opportunity
Total Opportunity	*~6.3M Patients*	*~ $5bn Peak Sales*

6

CONFIDENTIAL INMAGENE

Market potential for IMG-007 estimated at ~ $5bn1 Source: Inmagene analyses, GlobalData, Sanofi R&D Day and Epidemiology Appendix (12/7/23) 1. U.S., EU5 (France, Germany, UK, Spain, Italy) and Japan 2. Including celiac disease, systemic sclerosis and alopecia areata IMG-007 Indication(s) Eligible Population Current Status Atopic dermatitis (AD) ~3.0M Phase 2 Other Indications2 ~1.0M Expansion Opportunity ~ $5bn Peak Sales ~6.3M Patients Total Opportunity Hidradenitis suppurativa (HS) ~0.4M Expansion Opportunity Asthma ~1.9M Expansion Opportunity Exhibit 99.2

Addressing unmet need in treatment of atopic dermatitis AD patients present with diverse clinical phenotypes due to heterogenous molecular endotypes Currently approved biologics target Th2 pathway (IL13, IL4), which may explain their suboptimal efficacy and safety profiles1 AD is a chronic relapsing disease that requires long-term management Currently approved biologics require frequent injections (Q2W or Q4W)1 Agents modulating broader T cell pathways without increased safety risks are desirable Agents that require less frequent dosing, especially for maintenance therapy, are desirable OX40/OX40L antagonists may potentially address this gap by uniquely targeting diverse T cell subtypes Molecular engineering (e.g., half-life extension) may address this gap 1. Dupixent Prescribing information, Regeneron Sanofi; ADBRY Prescribing information, LEO Pharma Inc.; EBGLYSS Prescribing information, Eli Lily and Company. Exhibit 99.2

IMG-007: OX40 mAb with silenced ADCC and long half-life IMG-007 antibody design Fab Fab Fc N297A Mutation Based on nonclinical and clinical evaluations, IMG-007 did not exhibit T cell depleting effect, Inmagene data on file IMG-007 SC half-life is approximately 34.7 days for a single SC dose of IMG-007 600 mg based on interim data from a Phase 1 study in healthy adults. Final study results are pending. Q24W for maintenance therapy is projected based on data for IMG-007 from the Phase 1 studies in healthy adults (Shen Y et al. EADV annual conference 2023 and Inmagene data on file) and Phase 2a study in adult patients with moderate-to-severe AD (Shen Y et al. RAD annual conference 2024 and Shen Y et al. EADV annual conference 2024) and published data for rocatinlimab (Guttman-Yassky E, et al. Lancet. 2023;401[10372]:204-214) and amlitelimab (Weidinger S, et al. EADV annual conference 2023 and Weidinger S, et al. AAD annual conference 2024.) IgG1 mAb targeting OX40 ADCC silenced to minimize safety risk1 Extended half-life2 supports the potential of Q24W for maintenance therapy3 Exhibit 99.2

Advantages of binding OX40 receptor versus OX40 ligand in inhibiting OX40/OX40L signaling  Block OX40/L signaling in: Anti-OX40 Anti-OX40L Blood Tissues An anti-OX40 mAb can engage its target in both blood and tissues vs. an anti-OX40L mAb predominantly in tissues Targeting OX40L is limited by less efficient antibody penetration into tissues ü ü ü Illustrative OX40/OX40L interaction1 OX40L: OX40 ligand 1. Illustrative OX40/OX40L Interaction: OX40 is expressed primarily on activated T cells, including effector T cells, memory T cells and regulatory T (Tregs) cells, while sparing naïve CD4+ and CD8+ T cells, or most resting memory T cells. OX40L is expressed primarily on antigen presenting cells (APCs), including dendritic cells, macrophages, activated B cells. OX40L expression is also found on various tissue resident cells, including mast cells, endothelial cells, smooth muscle cells, and activated natural killer (NK) cells. During initial antigen recognition, professional APCs provide the OX40L signal to activated OX40-expressing T cells. The activated OX40-expressing T cells can migrate through circulation to peripheral tissues where they interact with various OX40L-expressing resident cells during the effector phase, such as B cells, NK cells, mast cells, endothelial cells, and smooth muscle cells, which results in a complex inflammatory milieu through OX40-OX40L signaling. Exhibit 99.2

IMG-007’s potential advantages compared to anti-Th2 mAbs Th1 Th2 Th17 Th22 Memory T Regulatory T Anti-OX40 mAb IMG-007 IMG-007 has the potential: to address more diverse clinical phenotypes by targeting a broader range of T cell subtypes than Th2 targeting biologics to provide durable pharmacodynamic effect that supports favorable Q24W1 treatment regimen for maintenance therapy (vs. Q2W or Q4W), and could be disease modifying Target pathway ü ü ü ü ü ü ü Th: T-helper, MOA: mechanism of action, Q2W: every two weeks, Q4W: every four weeks Q24W for maintenance therapy is projected based on data for IMG-007 from the Phase 1 studies in healthy adults (Shen Y et al. EADV annual conference 2023 and Inmagene data on file) and Phase 2a study in adult patients with moderate-to-severe AD (Shen Y et al. RAD annual conference 2024 and Shen Y et al. EADV annual conference 2024) and published data for rocatinlimab (Guttman-Yassky E, et al. Lancet. 2023;401[10372]:204-214) and amlitelimab (Weidinger S, et al. EADV annual conference 2023 and Weidinger S, et al. AAD annual conference 2024) Anti-Th2 (IL-4, IL-13, IL-31) mAbs Exhibit 99.2

IMG-007 Ph2a trial in adult patients with moderate-to-severe atopic dermatitis Mean Age, years (SD): 49.8 (15.0) Sex: Female 30.8%, Male 69.2% Mean BMI (SD): 31.4 (8.7) Race: Caucasian: 46.2%, Non-Caucasian: 53.8% Mean duration of AD, years (SD): 29.6 (19.8) Mean EASI (SD): 29.5 (13.7) Mean BSA % (SD): 52.0 (25.5) IGA=3 / IGA=4: 61.5% / 38.5% Monotherapy study, topical or systemic AD medications were prohibited 13 patients enrolled; open label 3 IV doses of 300 mg at Week 0, 2 and 42 Follow up to 24 weeks Trial design1 Baseline characteristics1 1. Shen Y et al. Revolutionizing Atopic Dermatitis (RAD) annual conference 2024; Shen Y et al, the European Academy of Dermatology and Venereology (EADV) annual conference 2024. 2. The same open-label design and IV dose regimen were used in the rocatinlimab AD proof-of-concept study (H. Nakagawa et al. Journal of Dermatological Science 99 (2020) 82–89 BMI: body mass index Shen Y et al. Revolutionizing Atopic Dermatitis (RAD) annual conference 2024; Shen Y et al, the European Academy of Dermatology and Venereology (EADV) annual conference 2024, EASI: eczema area and severity index, IGA: Investigator's Global Assessment SD: Standard deviation Exhibit 99.2

IMG-007 was generally well-tolerated in Ph2a atopic dermatitis trial Participants with at least one TEAE 9 (69.2%) Study treatment related TEAEs 0 Serious AE 0 TEAE by CTCAE grade Grade 1 (Mild) 3 (23.1%) Grade 2 (Moderate) 5 (38.5%) Grade 3 (Severe) 1 (7.7%) TEAE that are infusion-related reactions 0 TEAE of pyrexia or chills 0 TEAE leading to 4-week dosing period discontinuation 0 There were no serious adverse events, no treatment-related AEs, no infusion-related reactions, no reports of pyrexia or chills All AEs were of mild or moderate intensity, except for one patient who experienced a severe AE of AD flare AEs by preferred terms that were reported by ≥ 2 participants included: dermatitis atopic (4 of 13), hypertension (2 of 13) and urticaria (2 of 13) The well-tolerated profile, potentially due to silenced ADCC function Overall summary of treatment-emergent adverse events1 1. AE: adverse event; CTCAE: Common Terminology Criteria for Adverse Events; TEAE: treatment-emergent adverse event Inmagene data on file. Shen Y et al. Revolutionizing Atopic Dermatitis (RAD) annual conference 2024; Shen Y et al, the European Academy of Dermatology and Venereology (EADV) annual conference 2024 Exhibit 99.2

IMG-007: well-tolerated profile, potentially due to ADCC silencing (in AD POC studies) IMG-007 and rocatinlimab tolerability observations1 Rocatinlimab tolerability observations2 (in AD Ph2b study) Pyrexia Chills Pyrexia Chills IMG-007’s well tolerated profile may allow optimizing the dose regimens 1. Pyrexia and chills are common symptoms of cytokine releases due to cytotoxicity (Fajgenbaum, DC and June CH. N Engl J Med 2020;383:2255-2273). Rocatinlimab was engineered to enhance ADCC to induce T cell cytotoxicity thereby depleting T cells (Matsushita T. Korean J Hematol, 2011,46[3]:148-50 and. https://investors.amgen.com/static-files/04c3667d-c0e1-4f4b-a181-a99d275aa750 A Phase 1 Study of KHK4083 in Subjects with Atopic Dermatitis, Kyowa Kirin, December 3, 2018). Incidences of pyrexia and chills for rocatinlimab are based on Nakagawa H et al. J Dermatol Science 2020;99(2020):82–89. IMG-007 data is based on Shen Y et al. RAD annual conference 2024, Shen Y et al. EADV annual conference 2024, and Inmagene data on file. Comparison of historical data; rocatinlimab data is not from the same study. The results are presented from different clinical trials at different points in time with differences in trial design. No head-to-head trials have been conducted among the results shown and cross-trial comparisons must be interpreted with caution. As a result, conclusive cross-trial comparisons cannot be made. Data for rocatinlimab is based on Nakagawa H et al. J Dermatol Sci 2020;99(2):82-89 2. Rocatinlimab data is based on Guttman-Yassky, E et al. Lancet 2023; 401:204-214. POC: proof of concept Exhibit 99.2

IMG-007 Ph2a in atopic dermatitis: PK sustained well above EC90 for 24 weeks 1. EC90: The 90% maximal effective concentration for the inhibition of OX40/OX40L signaling is ~1.2 ug/mL based on in vitro assays. Inmagene data on file N numbers for Day 1, Day 8, wk2 pre-dose, wk2 post-dose, wk4 pre-dose, wk4 post-dose, wk 6, 8, 12, 16, 20 and 24 were 12, 12, 13, 13, 12, 10, 9, 9, 8, 6, 6, and 6, respectively. PK: pharmacokinetic EC90: 90% maximal effective concentration 3 IV doses @Q2W Drug concentration in the blood1 EC90 for inhibiting OX40/OX40Lsignaling1 With 3x 300 mg IV doses over 4 weeks, the mean serum drug concentration was maintained well above the EC90, concentration needed for OX40 target engagement in the blood, for 24 weeks The robust PK profile supports a potential for differentiated SC dose regimens in future late phase studies Exhibit 99.2

Exhibit 99.2

Percent (%) change from baseline in EASI score

% change from baseline in EASI score
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
-100%
-23%
-29%
-47%
-55%
-66%
-68%
-77%
-87%
-73%
3 IV doses
300 mg Q2W
0 1 2 4 6 8 12 16 20 24
Analysis time point (week)

Percent (%) change from baseline in O-SCORAD score

% change from baseline in EASI score
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-15%
-13%
-33%
-34%
-42%
-44%
-50%
-50%
-50%
3 IV doses
300 mg Q2W
0 1 2 4 6 8 12 16 20 24
Analysis time point (week)

Percent (%) change from baseline in BSA score

% change from baseline in EASI score
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
-19%
-18%
-32%
-43%
-40%
-56%
-56%
-66%
-57%
3 IV doses
300 mg Q2W
0 1 2 4 6 8 12 16 20 24
Analysis time point (week)

15
CONFIDENTIAL
INMAGENE

IMG-007 Ph2a in atopic dermatitis: rapid onset of clinical activity, maintained after the last dose at week 4 Percent (%) change from baseline in EASI score Percent (%) change from baseline in O-SCORAD score Percent (%) change from baseline in BSA score The above charts show Mean ± Standard Error N=13. Mixed-effect model with repeated measures (MMRM) was utilized for the analysis EASI: Eczema Area and Severity Index; EASI is a composite scoring system used in clinical trials to measure the extent (area) and severity of atopic eczema (dermatitis) SCORAD: SCORing Atopic Dermatitis; O-SCOARD: Objective SCOARD. SCORAD and O-SCORAD are composite scoring systems used in clinical trials to measure the extent and severity of atopic dermatitis BSA: Body Surface Area; BSA is a tool used in clinical trials to measure the extent of atopic dermatitis 0 1 2 4 6 8 12 16 20 24 0 1 2 4 6 8 12 16 20 24 0 1 2 4 6 8 12 16 20 24 Source: Inmagene data on file. Shen Y et al. Revolutionizing Atopic Dermatitis (RAD) annual conference 2024; Shen Y et al, the European Academy of Dermatology and Venereology (EADV) annual conference 2024 % change from baseline in EASI score % change from baseline in EASI score % change from baseline in EASI score Analysis time point (week) Analysis time point (week) Analysis time point (week) Exhibit 99.2

Comparison of rocatinlimab’s historical POC data and IMG-007’s Ph2a data1 IMG-007 (~4 mg/kg)2 Rocatinlimab (10 mg/kg) 3 IV doses @Q2W % change from baseline in EASI score 1. Rocatinlimab’s historical AD proof-of-concept (POC) trial: Nakagawa H et al. J Dermatol Science 2020;99(2020):82–89. Comparison is made because the overall study design, the formulation (IV) and the dose regimen (3 doses Q2W over 4 weeks) evaluated in rocatinlimab’s historical POC study and IMG-007 Phase 2a POC study are sufficiently similar for cross-study comparison. The results are presented from different clinical trials at different points in time with differences in trial design. No head-to-head trials have been conducted among the results shown and cross-trial comparisons must be interpreted with caution. As a result, conclusive cross-trial comparisons cannot be made. The above chart shows Mean ± Standard Deviation. 2. In IMG-007’s AD Ph2a study, 300 mg flat dosing was used, which is equivalent to ~4 mg/kg based on an average patient body weight of 75 kg. Inmagene data on file. Shen Y et al. Revolutionizing Atopic Dermatitis (RAD) annual conference 2024 Exhibit 99.2

Exhibit 99.2

Proportion of patients achieving EASI-75 and EASI-90
Proportion of patients achieving response (%)
60%
50%
40%
30%
20%
10%
0%
54%
54%
46%
39%
39%
39%
31%
31%
31%
31%
23%
23%
23%
15%
8%
8%
W0 W1 W2 W4 W6 W8 W12 W16 W20 W24
EASI-75
EASI-90
3 IV doses 300 mg Q2W

17

CONFIDENTIAL INMAGENE

IMG-007 Ph2a in atopic dermatitis: durable activity based on EASI responder endpoints N=13; Patients who received rescue therapies were counted as “non-responders”. Last observation carried forward (LOCF) imputation was used for missing data, except for missing data that arises following study discontinuation with reason ‘lack of efficacy’ (none in the study). EASI-75: proportion of patients achieving ≥ 75% reduction from baseline in EASI EASI-90: proportion of patients achieving ≥ 90% reduction from baseline in EASI Proportion of patients achieving EASI-75 and EASI-90 3 IV doses 300 mg Q2W Proportion of patients achieving response (%) W0 W1 W2 W4 W6 W8 W12 W16 W20 W24 Exhibit 99.2

IMG-007 Ph2a in atopic dermatitis: Th1/2/17 biomarkers were reduced to healthy ranges Th1 Serum Proteins (Mean ± SEM) Th2 Serum Proteins (Mean ± SEM) Th17 Serum Proteins (Mean ± SEM) * p<0.05 ** p<0.01; Two-way ANOVA with Dunnett’s multiple comparisons test; SEM: standard error of the mean N numbers at baseline, wk16, and 24 were 13, 6 and 6, respectively. Post-systemic rescue treatment results were censored from the analysis. Olink Target48 panel was used for detection of serum proteins including those related to signaling of Th1 (IL27, CXCL9, IL1B, IL18, CXCL10, IFNG, CCL3, CXCL8, CCL4, CXCL11), Th2 (CCL2, CCL8, IL4, CCL11, IL13, CCL13, CCL19,CCL7. CCL17 by ELISA) and Th17 (CXCL12, IL17F, MMP12, IL17C, IL17A, CSF2). Classification of Th1/2/17 cytokines/chemokines was primarily based on Pavel A B, Guttman-Yassky E, Allergy 2021;76(1): 314-325 Median and 90th percentile levels of each protein in healthy subjects’ serum were derived from validation data of Olink Target48 Cytokine panel and kit information of Human CCL17/TARC Quantikine ELISA. Th: T helper Exhibit 99.2

Exhibit 99.2

Th1
Log10 (FC vs Baseline)
Mean ± SEM
WK 1 4 16 24 1 4 16 24
0.0
-0.2
-0.4
-0.6
CXCL8 IL1B
Th2
Log10 (FC vs Baseline)
Mean ± SEM
WK 1 4 16 24 1 4 16 24
0.0
-0.1
-0.2
-0.3
-0.4
CCL17 CCL7
Th17
Log10 (FC vs Baseline)
Mean ± SEM
WK 1 4 16 24 1 4 16 24
0.0
-0.1
-0.2
-0.3
-0.4
IL17F MMP12

19

CONFIDENTIAL INMAGENE

IMG-007 Ph2a in atopic dermatitis: inhibition of Th1/2/17 serum markers FC: fold change, Log10 (FC vs Baseline): Log10 transform of fold change vs baseline Ns at baseline, wk 1, 4, 16, and 24 were 13, 12, 11, 6 and 6, respectively Post-systemic rescue treatment results were censored from the analysis ELISA assay for CCL17 and OLINK T48 panels were used for quantification of serum protein levels Classification of Th1/2/17 cytokines/chemokines was primarily based on Pavel A B, Guttman-Yassky E, Allergy 2021;76(1): 314-325 Th1 Th2 Th17 Exhibit 99.2

IMG-007 subcutaneous formulation has been developed Inmagene has developed a subcutaneous formulation. SC formulation is expected to be used in Ph2b and later studies A SC/IV PK bridging study in healthy adults is expected to be completed in December 2024 The SC formulation is at a concentration of 150 mg/mL GMP manufacturing process has been validated Stability data support anticipated shelf life of 2 years at 2-8°C Could be readily developed into a commercialization format, such as pre-filled syringe or autoinjector SC: subcutaneous IV: intravenous GMP: Good Manufacturing Practices Exhibit 99.2

IMG-007 SC PK study (interim data): robust PK profile IMG-007’s SC formulation showed a robust PK profile, similar to the IV formulation A single 600 mg SC dose showed a long half-life, estimated to be ~34.7 days3 IMG-007 was well-tolerated with no reports of pyrexia or chills (Mean ±SD; semi-log scale) Interim concentration-time profile1 (single dose) Based on interim data (as of October 22, 2024) from a Phase 1 study in healthy adults. Final study results are pending. N=6 in each dose group EC90: The 90% maximal effective concentration for the inhibition of OX40/OX40L signaling is ~1.2 ug/mL based on in vitro assays. Inmagene data on file. IMG-007 SC half-life of approximately 34.7 days is estimated for a single SC dose of IMG-007 600 mg based on interim data from a Phase 1 study in healthy adults. Final study results are pending. EC90 for inhibiting OX40/OX40L signaling2 Exhibit 99.2

IMG-007 (Inmagene) Rocatinlimab (Amgen) Amlitelimab (Sanofi) Half-life2,3 (days) 34.7 (SC) 12.0 (SC) 20.3 (IV) IMG-007 SC: long half-life enabling potential Q24W dosing1 1. Q24W for maintenance therapy is projected based on data for IMG-007 from the Phase 1 studies in healthy adults (Shen Y et al. ACAAI annual conference 2023 and Inmagene data on file) and Phase 2a study in adult patients with moderate-to-severe AD (Shen Y et al. RAD annual conference 2024 and Shen Y et al. EADV annual conference 2024) and published data for rocatinlimab (Guttman-Yassky E, et al. Lancet. 2023;401[10372]:204-214) and amlitelimab (Weidinger S, et al. EADV annual conference 2023 and Weidinger S, et al. AAD annual conference 2024.) 2. Since SC formulation is intended for late-phase development, half-life data for the SC formulation, available for IMG-007 and rocatinlimab, are presented. Half-life data for amlitelimab SC is not available, therefore data from the IV PK study is presented. The data for rocatinlimab and IMG-007 are based on single-dose studies in healthy adults; half-life data for amlitelimab is based on a multiple dose study in healthy adults; showing mean half-life results for rocatinlimab 3 mg/kg SC (Furihata K et al. Clin Pharm Drug Dev 2021;10[8]:870-883), amlitelimab 4 mg/kg IV at baseline followed with 2 mg/kg at Weeks 4 and 8 (Sagari M et al 2022; Clin Pharmacol & Therapeutics 111[5]:1121-1132). IMG-007 SC half-life of approximately 34.7 days is estimated for a single SC dose of IMG-007 600 mg based on interim data (as of October 22, 2024) from a Phase 1 study in healthy adults. Final study results are pending. 3. Results are presented from different clinical trials at different points in time with differences in trial design. No head-to-head trials have been conducted among the results shown and cross-trial comparisons must be interpreted with caution. As a result, conclusive cross-trial comparisons cannot be made. 4. Dose frequencies in phase 3 maintenance trials for rocatinlimab and amlitelimab or dose frequency approved for DUPIXENT®. Compound Company Dosing Frequency Potential (Maintenance Therapy) IMG-007 Q24W1 Rocatinlimab Q4W or Q8W4 Amlitelimab Q4W or Q12W4 DUPIXENT® (dupilumab) Q2W4 / Exhibit 99.2

Exhibit 99.2

Screening Period
Period 1: Placebo-controlled Treatment
Period 2: Active Treatment
Follow-up Period
Randomization (1:1:1:1)
IMG-007 high dose
IMG-007 high dose
IMG-007 medium dose
IMG-007 medium dose
IMG-007 low dose
IMG-007 low dose
Placebo
IMG-007 high dose
Enter a separate long-term extension study or safety follow-up
W-5 Screening
W0 Baseline
W20
W52
W68

★ Primary analysis

23

CONFIDENTIAL INMAGENE

IMG-007 low dose IMG-007 low dose Randomization (1:1:1:1) Enter a separate long-term extension study or safety follow-up Placebo W-5 Screening W0 Baseline W68 W52 Primary analysis Screening Period Period 1: Placebo-controlled Treatment Period 2: Active Treatment Follow-up Period IMG-007 high dose IMG-007 high dose IMG-007 high dose IMG-007 medium dose IMG-007 medium dose W20 IMG-007 atopic dermatitis Ph2b planned study design1 W: week 1. Tentative design, further refinement may be made Study population: Adult patients with moderate to severe atopic dermatitis who are candidates for systemic therapy (i.e., with or without prior systemic agents such as biologics, Jak inhibitors) A monotherapy study: Topical and systemic AD medications will be prohibited Exhibit 99.2

IMG-007 demonstrates a potential for a differentiated profile 1. Nakagawa et al. Journal of Dermatological Science 99 (2020) 82–89; 2. Weidinger S et al. Br J Dermatol 2023;189:531–539. 3. Rocatinlimab data is based on Guttman-Yassky E, et al. Lancet. 2023;401(10372):204-214; Amlitelimab data is based on Weidinger S, et al. European Academy of Dermatology and Venereology (EADV) annual Congress 2023. Results are presented from different clinical trials at different points in time with differences in trial design. No head-to-head trials have been conducted among the results shown and cross-trial comparisons must be interpreted with caution. As a result, conclusive cross-trial comparisons cannot be made. Anti-OX40 and anti-OX40L mAbs are emerging broad-targeting biologics for AD1,2 Comparison of clinical activity in AD patients3 IMG-007 Rocatinlimab Amlitelimab Target OX40 OX40 OX40L mAb isotype IgG1 IgG1 IgG4 Ab engineering N297A mutation Defucosylation Not known ADCC (T cell depletion) Silenced Enhanced Minimal IMG-007 Phase 2a (N=13) Rocatinlimab Phase 2b (N=52) Amlitelimab Phase 2b (N=77) Treatment period 4 weeks 18 weeks 24 weeks Dose regimens IV 300 mg Q2W SC 300 mg Q2W SC 500 mg loading+250 mg Q4W % EASI reduction from baseline to week 16 76.8% 61.1% 61.5% % Patients achieving EASI-75 @ week 16 54% 54% 40.3% Exhibit 99.2

IMG-007 has a potential for a differentiated profile IMG-007 vs. rocatinlimab (Amgen)1 IMG-007 vs. amlitelimab (Sanofi) 1 Ph2a data suggests IMG-007 could potentially drive greater clinical activity than rocatinlimab Longer half-life With fewer safety concerns, IMG-007 clinical activity could potentially be improved via increased exposure IMG-007 could potentially achieve improved clinical activity with more robust target engagement IMG-007 can block the OX40L by engaging the target in both blood and tissues vs. predominantly in tissues for amlitelimab IMG-007: No pyrexia or chills, potentially due to ADCC silencing, observed to date2 Rocatinlimab: Common occurrence of pyrexia and chills in clinical trials3 No pyrexia or chills reported to date for IMG-007 (potentially due to ADCC silencing)2 or amlitelimab (potentially due to IgG4 isotype)4 Q24W5 (IMG-007) vs Q4W or Q8W (rocatinlimab)6 Q24W5 (IMG-007) vs Q4W or Q12W (amlitelimab)6 Safety & tolerability Clinical activity Convenience Results are presented from different clinical trials at different points in time with differences in trial design. No head-to-head trials have been conducted among the results shown and cross-trial comparisons must be interpreted with caution. As a result, conclusive cross-trial comparisons cannot be made. Shen Y et al. Revolutionizing Atopic Dermatitis (RAD) annual conference 2024; Shen Y et al, the European Academy of Dermatology and Venereology (EADV) annual conference 2024, Shen Y et al. American College of Allergy Asthma and Immunology (ACAAI) annual conference 2023, and Inmagene data on file. Furihata K et al. Clin Pharm Drug Dev 2021;10(8):870-883, Nakagawa H et al. J Dermatol Science 2020;99(2020):82–89, Guttman-Yassky E, et al. Lancet. 2023;401(10372):204-214 Weidinger S et al. EADV annual conference 2023, Weidinger S, et al. AAD annual conference 2024. Q24W for maintenance therapy is projected based on data for IMG-007 from the Phase 1 studies in healthy adults (Shen Y et al. ACAAI annual conference 2023 and Inmagene data on file) and Phase 2a study in adult patients with moderate-to-severe AD (Shen Y et al. RAD annual conference 2024 and Shen Y et al. EADV annual conference 2024) and published data for rocatinlimab (Guttman-Yassky E, et al. Lancet. 2023;401[10372]:204-214) and amlitelimab (Weidinger S, et al. EADV annual conference 2023 and Weidinger S, et al. AAD annual conference 2024.) Based on dose regimens for phase 3 maintenance trials. Exhibit 99.2

Exhibit 99.2

IMG-007 clinical development plan for atopic dermatitis

2022
2023
2024
2025
2026
2027 & +
Phase 1 (IV) in Healthy Adults
Ph2a (IV) in AD
Interim
EOS
Phase 1 (SC) in Healthy Adults
Ph2b (SC) Dose Ranging in AD
PK/Safety
Primary
Ph3 (SC) in AD

EOS: End of study

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CONFIDENTIAL INMAGENE

IMG-007 clinical development plan for atopic dermatitis Phase 1 (IV) in Healthy Adults Ph2b (SC) Dose Ranging in AD Interim EOS Primary Ph3 (SC) in AD Ph2a (IV) in AD Phase 1 (SC) in Healthy Adults PK/Safety EOS: End of study 2023 2024 2025+ 2022 2023 2024 2025 2026 2027 & + Exhibit 99.2

Exhibit 99.2